Confidential draft No. 3, as confidentially submitted to the Securities and Exchange Commission on August 7, 2018 . This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No.  333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
______________________________________________
SolarWinds Corporation
(Exact name of Registrant as Specified in Its Charter)

Delaware	7372	81-0753267
(State or Other Jurisdiction of	(Primary Standard Industrial	(IRS Employer
Incorporation or Organization)	Classification Code Number)	Identification No.)
______________________________________________
7171 Southwest Parkway, Building 400
Austin, Texas 78735
(512) 682-9300
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
______________________________________________
Jason W. Bliss
Executive Vice President, General Counsel and Secretary
SolarWinds Corporation
7171 Southwest Parkway, Building 400
Austin, Texas 78735
(512) 682-9300
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
______________________________________________
Copies to:

John J. Gilluly III, P.C. DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701 (512) 457-7000	Alan F. Denenberg Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2004
______________________________________________
Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer  ☐ Accelerated filer  ☐ Non-accelerated filer (do not check if a smaller reporting company)  ☑
Smaller reporting company  ☐ or Emerging growth company  ☑
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
______________________________________________
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, par value $0.001 per share	$	$
(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act. Includes offering price of additional shares that the underwriters have the option to purchase.

(2)	Calculated pursuant to Rule 457(o) under the Securities Act based on an estimate of the proposed maximum offering price.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS (Subject to Completion)
Issued                 , 2018
          Shares

Common Stock

SolarWinds Corporation is offering           shares of common stock, and the selling stockholders are offering            shares of common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $       and $       per share. We will not receive any proceeds from the sale of our common stock by the selling stockholders.
We intend to apply to list our common stock on the New York Stock Exchange under the symbol “SWI.”
We are an “emerging growth company” as defined under the federal securities laws, and as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our common stock involves risks. Please see “Risk Factors” beginning on page 18.
After this offering, affiliates and co-investors of Silver Lake Group, L.L.C. and Thoma Bravo, LLC will own approximately       % of our common stock (or      % of our common stock if the underwriters’ option to purchase additional shares is exercised in full). As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. See “Management—Status As a Controlled Company.”

PRICE $        A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to SolarWinds	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$
________________

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.
We and the selling stockholders have granted the underwriters an option to purchase up to an additional            shares of common stock at the initial public offering price less the underwriting discount.
Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                 , 2018.

                , 2018

2

None of us, the selling stockholders or the underwriters have authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. None of us, the selling stockholders or the underwriters are making an offer to sell shares of common stock in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.
For investors outside of the United States: None of us, the selling stockholders or any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.
Dealer Prospectus Delivery Obligation
 Until                 , 2018 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY
This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.
In this prospectus “Company,” “we,” “us” and “our” refer to SolarWinds Corporation and its consolidated subsidiaries.
The term “Silver Lake Funds” refers to Silver Lake Partners IV, L.P. and Silver Lake Technology Investors IV, L.P., and the term “Silver Lake” refers to Silver Lake Group, L.L.C., the ultimate general partner of the Silver Lake Funds. The term “Thoma Bravo Funds” refers to Thoma Bravo Fund XI, L.P., Thoma Bravo Fund XI-A, L.P., Thoma Bravo Fund XII, L.P., Thoma Bravo Fund XII-A, L.P., Thoma Bravo Executive Fund XI, L.P., Thoma Bravo Executive Fund XII, L.P., Thoma Bravo Executive Fund XII-a, L.P., Thoma Bravo Special Opportunities Fund II, L.P. and Thoma Bravo Special Opportunities Fund II-A, L.P. and the term “Thoma Bravo” refers to Thoma Bravo, LLC, the ultimate general partner of the Thoma Bravo Funds. The term “Sponsors” refers collectively to Silver Lake and Thoma Bravo, together with the Silver Lake Funds and Thoma Bravo Funds and their respective co-investors.
Our Business
SolarWinds is a leading provider of information technology, or IT, infrastructure management software. Our products give organizations worldwide, regardless of type, size or IT infrastructure complexity, the power to monitor and manage the performance of their IT environments, whether on-premise, in the cloud, or in hybrid models. We combine powerful, scalable, affordable, easy to use products with a high-velocity, low-touch sales model to grow our business while also generating significant cash flow.
Our business is focused on building products that enable technology professionals to manage “all things IT.” We continuously engage with technology professionals to understand the challenges they face maintaining high-performing and highly available on-premise, public and private cloud and hybrid IT infrastructures. The insights we gain from engaging with technology professionals allow us to build products that solve well-understood IT management challenges in ways that technology professionals want them solved.
Our approach, which we call the “SolarWinds Model,” enables us to market and sell our products directly to network and systems engineers, database administrators, storage administrators, DevOps professionals and managed service providers, or MSPs. These technology professionals have become empowered to influence the selection, and often the purchase, of products needed to rapidly solve the problems they confront.
Technology professionals use our products in organizations ranging in size from very small businesses to large enterprises, including 499 of the Fortune 500. As of June 30, 2018 , we had over 275,000 customers in 190 countries. We define customers as individuals or entities that have an active subscription for at least one of our subscription products or that have purchased one or more of our perpetual license pro ducts since our inception. We may have multiple purchasers of our products within a single organization.
We serve the entire IT market uniquely and efficiently with our SolarWinds Model. Our products are designed to do the complex work of monitoring and managing networks, systems and applications across on-premise, cloud and hybrid IT environments without the need for customization or professional services. Many of our products are built on common technology platforms that enable our customers to easily purchase and deploy our products individually or as integrated suites as their needs evolve. We utilize a cost-efficient, integrated global product development model and have expanded our offerings over time through both organic development and strategic acquisitions.
We market and sell our products directly to technology professionals with a high-velocity, low-touch digital marketing and direct inside sales approach that we call “selling from the inside.” We have built a highly flexible and analytics-driven marketing model designed to efficiently drive website traffic and high-quality leads. We also engage with over 150,000 registered members through THWACK, our online community designed to train and inform technology professionals about our products, keep us connected to them and provide network effects to amplify word-of-mouth marketing for our products. Our sales team uses a prescriptive approach designed to manage these leads and quickly sell our products pursuant to our standard pricing and contract terms. We do not utilize an outside sales force or provide professional services.
Technology professionals often find our products when they are online searching for a solution to address a specific need and use our full-featured trials to experience our purpose-built, powerful and easy to use products in their own environments. These experiences often lead to initial purchases of one or more products and, over time, purchases of additional products and advocacy within both their organizations and their networks of technology professionals.
We extend our sales reach through our MSP customers, who provide IT management as a service and rely on our products to manage and monitor the IT environments of their end customers. Our MSP customer base enables us to reach across a fragmented end market opportunity of millions of organizations and access a broader universe of customers. We benefit from the addition of end customers served by our MSP customers, the proliferation of devices managed by those MSPs and the expansion of products used by those MSPs to manage end customers’ IT infrastructures. As of June 30, 2018 , we had over 22,000 MSP customers that served over 450,000 organizations globally.
We have grown while maintaining high levels of operating efficiency. We derive our revenue from a combination of subscription revenue from the sale of our cloud management and MSP products and license and maintenance revenue from the sale of our on-premise network and systems management perpetual license products. Over time, we have significantly increased our subscription and maintenance revenue and intend to grow our revenue and cash flow by gaining new customers, increasing penetration within our existing customer base, expanding our international footprint, bringing new products to market and expanding into new markets through organic development and targeted acquisitions.
Our Journey
We began our business in 1999 selling a set of software tools directly to network engineers. In 2009, we went public as a point provider of on-premise network management products. After our initial public offering, we broadened our product offerings to address the needs of a wider variety of technology professionals. In February 2016, we were acquired by the Sponsors. Following the acquisition, we pursued our initiatives in the cloud and MSP markets, growing our product offerings and expanding our market opportunity through organic product development and targeted acquisitions, while at the same time continuing to invest in our on-premise IT management product portfolio. We also enhanced our sales and marketing initiatives to better sell into these new markets.
Today, we are a very different company than we were in early 2016. While we have remained a leading provider of network management software and remote management and monitoring software for MSPs, we believe our addressable market opportunity is much larger with our recent product additions. We have grown our product offerings through organic development and acquisitions of businesses and technologies and have focused on offering more subscription-based products that make our business even more visible and predictable as sales of those products scale. We now provide full IT management capabilities across over 50 products that span on-premise, cloud and hybrid IT environments and empower technology professionals to manage their IT environments in ways that we believe distinguish us from our competitors.

Market Trends
Organizations across industries are using technology and software to drive business success and competitive differentiation. As the landscape for IT infrastructure and software deployment worldwide rapidly changes to meet businesses’ evolving needs, the performance, speed, availability and security of IT has become critical to business strategy. The job of the technology professionals who deploy and manage these environments is more challenging than ever.
Growing IT Complexity Creates Significant Challenges for Organizations. As organizations deploy and rely on a mix of on-premise, public and private cloud and hybrid IT environments, they require performance monitoring and management solutions that work across their increasingly complex environments and provide full visibility into performance. In addition, IT management software must keep pace as technology innovation and the deployment velocity of new applications and software accelerate.
Empowerment of the Technology Professional. Optimizing IT performance and effectively managing IT infrastructure have become strategic imperatives for organizations. The technology professionals charged with managing these infrastructures are increasingly responsible for making technology choices to help ensure performance of IT infrastructure meets the needs of the business. We have found that technology professionals prefer to trial software products in real time to determine if the products meet their needs. They also want the flexibility to select from a range of IT management products to find those best suited to address their specific challenges.
Organizations Have Choices in Allocating Resources to Manage IT. Efficiently managing IT and quickly resolving problems are paramount for organizations of all sizes. Organizations can choose to manage their own IT infrastructure or buy IT management as a service through MSPs. MSPs maintain and operate an organization’s IT environment and can deliver the full range of IT solutions, including network monitoring, server and desktop management, backup and recovery and IT security.
Limitations of Alternative Solutions. Alternative IT management solutions have limitations that impair their ability to efficiently serve the unique needs of technology professionals. Alternative IT management solutions include a range of the following:

•
IT Management Frameworks. Software vendors predominately focused on large enterprises offer solutions and services that cater to the CIO rather than the day-to-day needs of the technology professional. These solutions can be expensive, complicated and inflexible and may require significant professional services to customize, implement, operate and maintain.

•
Point Solutions. Point solutions have limited capabilities and often are not suited to handle the demands of distributed environments or managing complex, hybrid IT infrastructure architectures. The implementation and management of multiple point solutions can result in disjointed workflows and data and be challenging and expensive to deploy and operate.

•
Internally Developed Solutions.  Internally developed solutions require ongoing development and maintenance that can be costly and time-consuming. These solutions typically provide limited functionality, which has to be constantly updated to adapt to changes in technology and IT environments.

Given the challenges associated with operating across a complex range of dynamic, hybrid IT environments and the limited ability of existing solutions to address these challenges in the ways that technology professionals want them addressed, we believe there is a significant market opportunity for broad hybrid IT management solutions purpose-built to serve the needs of technology professionals.
Market Opportunity
We design software products to serve the entire IT management market. Our technology is scalable to meet the needs of large organizations and at the same time built to be affordable, easy to implement and easy to use so small businesses can manage their infrastructure internally or through MSPs. We designed our go-to-market model to enable us to reach all of these businesses efficiently, and we believe we have one of the broadest software portfolios for hybrid IT management across the industry, adding 14 products over the last three years. As a result, we address large and growing markets across IT operations, security, and backup & storage management. In aggregate, International Data Corporation, or IDC, estimates global software revenue for these markets to be approximately $41.5 billion in 2017, growing annually at 6.6% to approximately $53.6 billion in 2021.1
We believe this market sizing underestimates the size of the market opportunity beyond the enterprise and mid-market. Our products and the SolarWinds Model are designed to allow us to address the entire market, including small businesses and operational units within larger enterprises that we feel may not be fully represented in the above market sizing, and we therefore believe our market opportunity is even larger than the IDC estimate.
In a study we commissioned, Compass Intelligence Research estimated the number of enterprises, mid-sized companies and small companies worldwide, as well as the number of operational units within enterprises that purchase as separate entities. Based on these estimates, our assumptions on the number of our products that would address the needs of organizations according to the size of such organizations, and our historical average sales price for each product based on similarly sized customers, we estimate that we have an aggregate license revenue market opportunity of approximately $61.9 billion, which drives an annual maintenance revenue opportunity of $25.3 billion. When combined with our estimated annual subscription opportunity of $41.5 billion, this creates an annual recurring revenue market opportunity of approximately $66.7 billion.
Internal view of our annual recurring revenue opportunity ($ in billions)2
We calculated the annual maintenance revenue opportunity based on the aggregate license revenue market opportunity and a historical average of the percentage of a new license sale allocated to maintenance revenue. We believe a meaningful portion of our opportunity can be attained by selling additional products to our large existing customer base.
1 IT operations (Network Management, IT Ops Management, IT Service Management, Configuration Management, Database Management & Managed File Transfer); security (Security & Vulnerability Management and Messaging Security) and backup & storage management (Data Protection, Storage & Device Management); IDC Semiannual Software Tracker, 2017 H2 update, May 2018.
2 Compass Intelligence, April 2018; management estimates. Excludes 31.4 million worldwide businesses with 1–19 employees.

The SolarWinds Model
At SolarWinds, we do things differently. The focus and discipline that we bring to our business distinguish us in a highly competitive landscape.
We believe that growth and profitability are not conflicting priorities. We designed our business to allow us to grow and generate significant positive cash flow at the same time.
At the heart of everything we do as a company is the SolarWinds Model, which consists of five principles that guide our business and help explain why technology professionals choose our products:
Focus on the Technology Professional. We are committed to understanding technology professionals and the daily challenges that they face managing the complex, ever-changing demands of business-critical IT environments. We have a substantial customer base and community of technology professionals. We engage with them on a daily basis through digital marketing and online communications. These include THWACK, our online community with over 150,000 registered members that provides forums, tools and valuable resources; several company-sponsored blogs in which we provide perspectives and information relevant to the IT management market; and web-based events designed to train and inform participants about deeper aspects of our products.
Build Great Products for the Entire Market. Organizations of all sizes have complex IT environments that make managing IT challenging. Our commitment to technology professionals allows us to deliver products that solve well-understood IT problems simply, quickly and affordably for the entire market, from very small businesses to the largest of global enterprises, regardless of whether their IT is managed internally or through an MSP.
Capture Demand Using Cost-Efficient, Mass-Reach Digital Marketing. We utilize digital marketing to directly reach technology professionals of all levels of sophistication managing IT environments of all levels of complexity and size. We believe we build credibility and confidence in our products by being present and active in the communities and on the sites that technology professionals trust.
Sell from the Inside. We are committed to selling from the inside. We adhere to a prescriptive process and metrics-based approach that drives predictability and consistency and has helped us add over 6,000 new customers each quarter for the last eight calendar quarters. We close the smallest and most simple transactions to our largest and most complex deals efficiently without the need for an outside sales force, product customization or professional services.
Focus on the Long-Term Value of the Relationship with Our Customers. When our customers experience the value of our products, our investment in our product portfolio and our responsiveness to their changing needs, they often grow their relationship with us and become our advocates within both their organizations and their networks of technology professionals. The power of our approach is evidenced by the long-term relationships we have with our customers.
Growth Strategies
We intend to extend our leadership in network management and grow our market share in adjacent areas of IT management with powerful yet easy to use software products designed to manage “all things IT” across hybrid IT environments. The following are key elements of our growth strategy:
Win New Customers Using the SolarWinds Model. The SolarWinds Model allows us to win new customers in existing markets where our products and our model give us a competitive advantage. We have increased our customer base by over 6,000 new customers per quarter for the past eight calendar quarters, and intend to leverage our ability to efficiently attract new customers to continue to increase our overall customer base.
Increase Penetration Within Our Existing Customer Base. As of June 30, 2018 , we had over 275,000 customers in 190 countries. Many of our customers make an initial purchase to meet an immediate need, such as network or application performance monitoring in a small portion of their IT infrastructure, and then subsequently purchase additional products for other use cases or expansion across their organization. Once our customers have used our products within their IT environment, we are well positioned to help identify additional products that offer further value to those customers. We continue to refine our sales efforts to better target our marketing and sales efforts and expand the sales of our products within organizations, particularly those that have multiple purchasers of our IT management products.
Increase Our International Footprint. We believe a substantial market opportunity exists to increase our international footprint across all of our product lines. We have made significant investments in recent years to increase our sales and marketing operations internationally, and expect to continue to invest to grow our international sales and global brand awareness.
 Continue to Innovate. We intend to continue focusing on innovation and bringing new products and tools to market that address problems that technology professionals are asking us to solve. We also intend to continue providing frequent feature releases to our existing products. We are focused on enhancing the overall integration of our products to improve our value proposition and allow our customers to further benefit from expanding their usage of our products as their needs evolve.
Expand into New Markets Aligned with the SolarWinds Model. We have successfully entered new markets and expanded our product offerings to solve a broader set of challenges for customers. For example, in recent years we broadened our product offerings to address the database, storage, cloud and MSP markets. We intend to further expand into markets where our SolarWinds Model provides us with competitive advantages.
Pursue Targeted Acquisitions of Products and Technologies. We have successfully acquired and integrated businesses and technologies in the past that provided us with new product offerings and capabilities and helped us to establish positions in new segments and markets. We intend to continue making targeted acquisitions that complement and strengthen our product portfolio and capabilities or provide access to new markets. We believe our ability to effectively transition acquired companies and products to the SolarWinds Model represents a unique opportunity for our business.
Risks Affecting Us
Our business is subject to a number of risks that you should understand before making an investment decision. These risks are discussed more fully in “Risk Factors” following this prospectus summary. Some of these risks are:

•
Our quarterly revenue and operating results may fluctuate in the future because of a number of factors, which makes our future results difficult to predict and could cause our operating results to fall below expectations or the guidance we may provide in the future.

•	If we are unable to capture significant volumes of high quality sales leads from our digital marketing initiatives, it could adversely affect our revenue growth and operating results.

•	If we are unable to sell products to new customers or to sell additional products or upgrades to our existing customers, it could adversely affect our revenue growth and operating results.

•	Our business depends on customers renewing their maintenance or subscription agreements. Any decline in renewal or net retention rates could harm our future operating results.

•
We have experienced substantial growth in recent years, and if we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of customer satisfaction or adequately address competitive challenges, and our financial performance may be adversely affected.

•
Because our long-term success depends on our ability to operate our business internationally and increase sales of our products to customers located outside of the United States, our business is susceptible to risks associated with international operations.

•	We operate in highly competitive markets, which could make it difficult for us to acquire and retain customers at historic rates.

•	Our actual operating results may differ significantly from information we may provide in the future regarding our financial outlook.

•	Acquisitions present many risks that could have a material adverse effect on our business and results of operations.

•	The Sponsors have a controlling influence over matters requiring stockholder approval, which could delay or prevent a change of control.

•	The Sponsors and their affiliated funds may pursue corporate opportunities independent of us that could present conflicts with our and our stockholders’ interests.
Our Sponsors
SolarWinds Corporation was formed by affiliates of investment firms Silver Lake and Thoma Bravo to acquire SolarWinds, Inc., then a publicly traded company. On February 5, 2016, we completed the acquisition, as a result of which SolarWinds, Inc. became our wholly owned subsidiary and ceased being an SEC registrant.
Silver Lake is the global leader in technology investing, with about $39 billion in combined assets under management and committed capital and a team of approximately 100 investment and value creation professionals located around the world.  Silver Lake has professionals based in Silicon Valley, New York, London, Hong Kong and Tokyo.
Thoma Bravo is a leading investment firm building on a more than 35-year history of providing capital and strategic support to experienced management teams and growing companies. Thoma Bravo has invested in many fragmented, consolidating industry sectors in the past, but has become known particularly for its history of successful investments in application, infrastructure and security software and technology-enabled services sectors, which now have been its investment focus for more than 15 years. Thoma Bravo manages a series of investment funds representing more than $20 billion of capital commitments.
Our Sponsors’ interests may not coincide with the interests of our other stockholders. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—Our Sponsors have a controlling influence over matters requiring stockholder approval, which could delay or prevent a change of control.” Additionally, each of our Sponsors is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—Our Sponsors may pursue corporate opportunities independent of us that could present conflicts with our and our stockholders’ interests” and “Description of Capital Stock—Anti-Takeover Provisions in Our Charter and Bylaws—Corporate Opportunity.”
Controlled Company Status
Because our Sponsors will initially own          shares of our common stock immediately following the completion of this offering, assuming an offering size as set forth in “—The Offering,” participation in this offering as set forth in “Principal and Selling Stockholders” and an initial public offering price of $       per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), representing approximately       % of the voting power of our company following the completion of this offering, we will be a controlled company as of the completion of the offering under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules of the NYSE.
Because we will be a controlled company, a majority of our board of directors is not required to be independent, and our board of directors is not required to form independent compensation and nominating and corporate governance committees. As a controlled company, we will remain subject to rules of the Sarbanes-Oxley Act and the NYSE that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our common stock is listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date, and at least three independent directors on our audit committee within one year of the listing date. We expect to have       independent directors upon the closing of this offering.
If at any time we cease to be a controlled company, we will take all action necessary to comply with the Sarbanes-Oxley Act and rules of the NYSE, including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted “phase-in” period. See “Management—Status As a Controlled Company.”
Upon the completion of this offering, our Sponsors will own approximately      % of our common stock (or      % of our common stock if the underwriters’ option to purchase additional shares is exercised in full) and will therefore be able to control all matters that require approval by our stockholders, including the election and removal of directors, changes to our organizational documents and approval of acquisition offers and other significant corporate transactions. The Silver Lake Funds and the Thoma Bravo Funds, together with their respective co-investors, have entered into a stockholders’ agreement whereby they each agreed, among other things, to vote the shares each beneficially owns in favor of the director nominees designated by the applicable Sponsor.
Corporate Information
SolarWinds Corporation is a holding company. SolarWinds Corporation was incorporated in the State of Delaware in 2015 under the name Project Aurora Parent, Inc. It changed its name to SolarWinds Parent, Inc. in May 2016, and in May 2018 changed its name to SolarWinds Corporation. SolarWinds Corporation was organized for the purpose of acquiring SolarWinds, Inc. SolarWinds, Inc. was incorporated in the State of Oklahoma in 1999 and reincorporated in the State of Delaware in 2008. In May 2018, SolarWinds, Inc. changed its name to SolarWinds North America, Inc. The principal operating subsidiaries of SolarWinds Corporation are SolarWinds Worldwide, LLC, or SolarWinds Worldwide, SolarWinds Software Europe Limited and SolarWinds MSP UK Limited.
Our principal executive offices are located at 7171 Southwest Parkway, Building 400, Austin, Texas 78735, and our telephone number is (512) 682-9300. Our website address is www.solarwinds.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.
SolarWinds, SolarWinds & Design, Orion and THWACK trademarks are the exclusive property of SolarWinds Worldwide or its affiliates, are registered with the U.S. Patent and Trademark Office, and may be registered or pending registration in other countries. All other SolarWinds trademarks, service marks, and logos may be common law marks or are registered or pending registration. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.
Emerging Growth Company
The Jumpstart Our Business Startups Act, or the JOBS Act, was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as emerging growth companies. We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we intend to take advantage of certain exemptions from various public reporting requirements, including the requirement that we provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations, that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, that we provide certain disclosures regarding executive compensation, and that we hold nonbinding stockholder advisory votes on executive compensation and any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an emerging growth company.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards under the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods permitted under the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with public company effective dates, such election would be irrevocable pursuant to the JOBS Act.
We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date on which we become a “large accelerated filer” (the fiscal year-end on which at least $700.0 million of equity securities are held by non-affiliates as of the last day of our then most recently completed second fiscal quarter); (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.
See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—For as long as we are an emerging growth company, we will not be required to comply with certain requirements that apply to other public companies” for certain risks related to our status as an emerging growth company.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares ( shares if the underwriters’ option to purchase additional shares is exercised in full)

Underwriters’ option to purchase additional shares offered by us	shares

Underwriters’ option to purchase additional shares offered by the selling stockholders	shares

Use of proceeds
We estimate that our net proceeds from this offering will be approximately $         (or approximately $        if the underwriters’ option to purchase additional shares is exercised in full), assuming an initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the public offering price would increase or decrease our net proceeds by approximately $        million.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders. We intend to use our net proceeds from this offering for general corporate purposes, including working capital, capital expenditures and continued investments in our growth strategies described in “Business—Growth Strategies,” and to repay a portion of our outstanding indebtedness. We may also use a portion of our net proceeds to acquire or invest in complementary businesses, products, services or technologies. We do not have agreements or commitments for any acquisitions or investments at this time. We will not receive any of the proceeds from the sale of the shares being offered by the selling stockholders. See “Use of Proceeds” for additional information.

Controlled company
After this offering, assuming an offering size as set forth in this section, participation in this offering as set forth in “Principal and Selling Stockholders” and an initial public offering price of $            per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), the Sponsors will beneficially own, in the aggregate, approximately     % of our common stock (or     % of our common stock if the underwriters’ option to purchase additional shares is exercised in full). As a result, we expect to be a controlled company within the meaning of the corporate governance standards of the NYSE. See “Management—Status As a Controlled Company.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NYSE symbol	SWI
Except as otherwise indicated in this prospectus, the number of shares of our common stock that will be outstanding after this offering is based on              shares of our common stock outstanding as of June 30, 2018, including     shares of common stock issuable upon conversion of our Class A Common Stock, or our Class A Stock, as of June 30,

2018, and             restricted stock awards issued to our directors, officers and other employees that are subject to vesting, and excludes:

•	shares of common stock issuable upon the exercise of options outstanding as of June 30, 2018, having a weighted average exercise price of $ per share;

•	shares of common stock reserved for issuance under the SolarWinds Corporation Equity Plan, or the 2016 Plan; and

•	shares of common stock reserved for issuance under the SolarWinds Corporation 2018 Equity Incentive Plan, or the 2018 Plan.
Except as otherwise indicated in this prospectus, all information contained in this prospectus assumes or gives effect to:

•
the filing and effectiveness of our second amended and restated certificate of incorporation, or our restated charter, and the effectiveness of our amended and restated bylaws, or our restated bylaws, each of which will occur immediately prior to the completion of this offering;

•
the renaming of all of our Class B Common Stock, or our Class B Stock, as common stock and securities convertible into or exercisable for Class B Stock as securities convertible into or exercisable for common stock, each effected immediately prior to the completion of this offering;

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock from us and the selling stockholders; and

•	an initial public offering price of the shares of our common stock of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus).
In addition, except as otherwise indicated, all information in this prospectus gives effect to the automatic conversion immediately prior to the completion of this offering of all outstanding shares of our Class A Stock into an aggregate of              shares of our common stock (which assumes an initial public offering price of $     per share, the midpoint of the estimated price range set forth on the cover page of this prospectus), which we refer to as the Class A Conversion. Immediately prior to the completion of this offering, we will convert each outstanding share of our Class A Stock into a number of shares of common stock equal to the result of the liquidation value of such share of Class A Stock, divided by the initial public offering price per share of our common stock in this offering. The liquidation value for each share of Class A Stock is equal to $1,000.
At the time of the conversion of the Class A Stock, we may, at our election, convert all accrued and unpaid dividends on the Class A Stock into common stock or pay such dividends in cash to the holders of the Class A Stock. As of June 30, 2018 , we had $627.9 million of cumulative but unpaid accruing dividends on our Class A Stock. Assuming a payment date of , 2018, immediately prior to the completion of this offering, we expect to issue shares of common stock in payment of approximately $ million of cumulative accrued dividends, assuming an initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus).
Because the number of shares of common stock into which a share of Class A Stock is convertible will be determined by reference to the initial public offering price in this offering, a change in the assumed initial public offering price would have a corresponding impact on the number of outstanding shares of common stock presented in this prospectus after giving effect to this offering and the Class A Conversion. The following number of shares of our common stock would be outstanding immediately after the Class A Conversion but before the completion of this offering, assuming the initial public offering prices for our common stock shown below:

Initial public offering price per share	$	$	$
Shares of common stock outstanding

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
You should read the following summary consolidated financial and other data together with our audited consolidated financial statements and related notes included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
On February 5, 2016, we were acquired by the Sponsors in a take private transaction, or the Take Private. We applied purchase accounting on the date of the Take Private. We refer to the Company as Predecessor in the periods before the Take Private and Successor in the subsequent periods.
The summary consolidated statements of operations presented below from January 1, 2016 to February 4, 2016 relate to the Predecessor and are derived from audited consolidated financial statements that are included in this prospectus. The summary consolidated statements of operations data for the period from February 5, 2016 to December 31, 2017, and the consolidated balance sheet data as of December 31, 2016 and 2017, relate to the Successor and are derived from audited consolidated financial statements that are included in this prospectus.
The summary consolidated statements of operations data for the six months ended June 30, 2017 and 2018 and the summary consolidated balance sheet data as of June 30, 2018 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial data on the same basis as the audited consolidated financial statements. The unaudited consolidated financial data include, in our opinion, all adjustments of a normal, recurring nature that we consider necessary for a fair statement of the financial information set forth in those statements.
Although the period from January 1, 2016 to February 4, 2016 relates to the Predecessor and the period from February 5, 2016 to December 31, 2016 relates to the Successor, to assist with the period-to-period comparison we have combined these periods as a sum of the amounts without any other adjustments and refer to the combined period as the combined year ended December 31, 2016. This combination does not comply with GAAP or with the rules for pro forma presentation.
Our historical results are not necessarily indicative of the results to be expected in the future, and our results for the six months ended June 30, 2018 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2018.

Consolidated Statement of Operations Data:
	Predecessor	Successor	Combined	Successor	Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	(Unaudited) Year Ended December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2016	2017	2017	2018

		(in thousands, except per share data)			(unaudited)
Revenue:
Subscription	$6,551	$126,960	$133,511	$213,754	$100,041	$128,291
Maintenance	29,500	145,234	174,734	357,630	168,203	195,767
Total recurring revenue	36,051	272,194	308,245	571,384	268,244	324,058
License	11,276	149,900	161,176	156,633	72,322	74,573
Total revenue	47,327	422,094	469,421	728,017	340,566	398,631
Cost of revenue:
Cost of recurring revenue(1)	9,551	46,238	55,789	60,698	29,689	34,595
Amortization of acquired technologies	2,186	147,517	149,703	171,033	84,268	88,286
Total cost of revenue	11,737	193,755	205,492	231,731	113,957	122,881
Gross profit	35,590	228,339	263,929	496,286	226,609	275,750
Operating expenses:(1)
Sales and marketing	47,064	165,355	212,419	205,631	101,128	109,096
Research and development	32,183	65,806	97,989	86,618	42,893	48,526
General and administrative	79,636	71,011	150,647	67,303	35,785	40,252
Amortization of acquired intangibles	917	58,553	59,470	67,080	32,875	33,781
Total operating expenses	159,800	360,725	520,525	426,632	212,681	231,655
Operating income (loss)	(124,210)	(132,386)	(256,596)	69,654	13,928	44,095
Other income (expense):
Interest expense, net	(473)	(169,900)	(170,373)	(169,786)	(84,484)	(76,476)
Other income (expense), net(2)	(284)	(56,959)	(57,243)	38,664	15,400	(74,463)
Total other income (expense)	(757)	(226,859)	(227,616)	(131,122)	(69,084)	(150,939)
Loss before income taxes	(124,967)	(359,245)	(484,212)	(61,468)	(55,156)	(106,844)
Income tax expense (benefit)	(53,156)	(96,651)	(149,807)	22,398	(9,414)	(19,919)
Net loss	$(71,811)	$(262,594)	$(334,405)	$(83,866)	$(45,742)	$(86,925)
Net loss available to common stockholders	$(71,811)	$(480,498)	$(552,309)	$(351,873)	$(175,683)	$(228,938)
Basic and diluted loss per share	$(1.00)	$(4.98)		$(3.50)	$(1.75)	$(2.25)
Weighted-average shares used in computation of basic and diluted loss per share	71,989	96,465		100,433	100,112	101,832
Pro forma basic and diluted loss per share available to common stockholders(3)(4)
Pro forma weighted-average shares used in computation of basic and diluted net loss per share(3)(4)

________________

(1)	Includes stock-based compensation as follows:

	Predecessor	Successor	Combined	Successor	Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	(Unaudited) Year Ended December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2016	2017	2017	2018

			(in thousands)		(unaudited)
Cost of recurring revenue	$5,562	$2	$5,564	$4	$2	$5
Sales and marketing	30,725	7	30,732	44	16	119
Research and development	23,822	7	23,829	21	8	27
General and administrative	27,654	1	27,655	11	2	21
	$87,763	$17	$87,780	$80	$28	$172

(2)	Other income (expense), net includes the following:

	Predecessor	Successor	Combined	Successor	Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	(Unaudited) Year Ended December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2016	2017	2017	2018

			(in thousands)		(unaudited)
Unrealized net transaction gains (losses) related to the remeasurement of intercompany loans:	$—	$(26,651)	$(26,651)	$56,539	$35,181	$(12,711)

(3)
See Note 12. Net Loss Per Share in the Notes to Consolidated Financial Statements appearing elsewhere in this prospectus for an explanation of the method used to compute the historical and pro forma net loss per share available to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

(4)
Pro forma basic and diluted net loss per share available to common stockholders and pro forma weighted-average common shares outstanding have been computed assuming (a) the Class A Conversion, which will occur immediately prior to the completion of this offering, and (b) the issuance by us of shares of common stock in the offering and the application of our net proceeds from this offering as set forth under “Use of Proceeds,” assuming an initial public offering price of $       per share (the midpoint of the estimated price range set forth on the cover page of this prospectus). This pro forma data is presented for informational purposes only and does not purport to represent what our net loss or net loss per share available to common stockholders actually would have been had the Class A Conversion occurred on January 1, 2017 or to project our net loss or net loss per share for any future period.

The following table presents consolidated balance sheet data as of June 30, 2018:

Consolidated Balance Sheet Data:	As of June 30, 2018		Pro Forma As Adjusted (2)(3)
	Actual	Pro Forma (1)
		(in thousands)
		(unaudited)
Cash and cash equivalents	$278,078
Working capital, excluding deferred revenue	299,506
Total assets	5,173,639
Deferred revenue, current and non-current portion(4)	276,135
Long-term debt, net of current portion	2,218,684
Total liabilities	2,868,480
Redeemable convertible Class A common stock	3,288,900
Total stockholders’ equity (deficit)	(983,741)
________________

(1)
Gives effect to the Class A Conversion as if it had occurred on June 30, 2018 , assuming an initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus).

(2)
Gives effect to the adjustments described in footnote (1) above as well as the issuance by us of              shares of common stock in this offering, and the application of the net proceeds from this offering as set forth under “Use of Proceeds,” assuming an initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus).

(3)
A $1.00 increase or decrease in the assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase or decrease cash and cash equivalents, working capital (excluding deferred revenue), total assets, long-term debt (net of current portion), total liabilities and total stockholders’ equity by approximately $            million, $            million, $            million, $            million, $            million and $            million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1.0 million shares offered by us at the assumed offering price of $            per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase or decrease cash and cash equivalents, working capital (excluding deferred revenue), total assets, long-term debt (net of current portion), total liabilities and total stockholders’ equity (deficit) by approximately $            million, $            million, $            million, $            million, $            million and $            million, respectively, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)
At June 30, 2018 , deferred revenue reflects a write-down of $1.2 million associated with purchase accounting adjustments. These cumulative purchase price adjustments will not have an impact on the December 31, 2018 deferred revenue balances.

Impact of Purchase Accounting Related to the Take Private and Acquisitions
The comparability of our operating results in fiscal 2017 versus fiscal 2016 was significantly impacted by the Take Private and to a lesser extent, other acquisitions. We account for acquired businesses, including the Take Private, using the acquisition method of accounting, which requires that the assets acquired and liabilities assumed, including deferred revenue, be recorded at the date of acquisition at their respective fair values which could differ from the historical book values. In most cases, adjusting the acquired deferred revenue balances to fair value on the date of the relevant acquisition had the effect of reducing the historical deferred revenue balance and therefore reducing the revenue recognized in subsequent periods. In addition, we incurred amortization of acquired technology and intangibles in connection with the Take Private and to a lesser extent, other acquisitions. For further information of the impact of the Take Private and other acquisitions on our financial statements, see “Non-GAAP Financial Measures” below. See also Note 4. Acquisitions in the Notes to Consolidated Financial Statements. While the deferred revenue written down in connection with our acquisitions will never be recognized as revenue under GAAP, we do not expect the Take Private to have an impact on future renewal rates of the maintenance contracts included within the deferred revenue write-down, nor do we expect revenue generated from new license and subscription contracts to be similarly impacted by purchase accounting adjustments.
Non-GAAP Financial Measures
In addition to financial measures prepared in accordance with GAAP, we use certain non-GAAP financial measures to clarify and enhance our understanding, and aid in the period-to-period comparison, of our performance. We believe that these non-GAAP financial measures provide supplemental information that is meaningful when assessing our operating performance because they exclude the impact of certain amounts that our management and board of directors do not consider part of core operating results when assessing our operational performance, allocating resources, preparing annual budgets and determining compensation. Accordingly, these non-GAAP financial measures may provide insight to investors into the motivation and decision-making of management in operating the business. Set forth in the first table below are the corresponding GAAP financial measures for each non-GAAP financial measure. Investors are encouraged to review the reconciliation of each of these non-GAAP financial measures to its most comparable GAAP financial measure included in “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

	Predecessor	Successor(4)	Combined(4)	Successor	Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	(Unaudited) Year Ended December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2016	2017	2017	2018

		(in thousands, except margin data)			(unaudited)
Subscription revenue	$6,551	$126,960	$133,511	$213,754	$100,041	$128,291
Maintenance revenue	29,500	145,234	174,734	357,630	168,203	195,767
License revenue	11,276	149,900	161,176	156,633	72,322	74,573
Total revenue	47,327	422,094	469,421	728,017	340,566	398,631
Gross margin	75.2%	54.1%	56.2%	68.2%	66.5%	69.2%
Operating margin	(262.5)%	(31.4)%	(54.7)%	9.6%	4.1%	11.1%
Net loss	(71,811)	(262,594)	(334,405)	(83,866)	(45,742)	(86,925)

	Predecessor	Successor(4)	Combined(4)	Successor	Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	(Unaudited) Year Ended December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2016	2017	2017	2018

		(in thousands, except margin data)			(unaudited)
Non-GAAP subscription revenue(1)	$6,551	$134,179	$140,730	$215,218	$100,856	$129,253
Non-GAAP maintenance revenue(1)	29,500	298,454	327,954	369,144	177,013	197,366
Non-GAAP license revenue(1)	11,276	150,821	162,097	156,636	72,325	74,573
Non-GAAP total revenue(1)	47,327	583,454	630,781	740,998	350,194	401,192
Non-GAAP gross margin(2)	93.5%	92.2%	92.3%	91.9%	91.6%	91.4%
Non-GAAP operating margin(2)	44.9%	48.4%	48.2%	46.9%	44.2%	45.1%
Adjusted EBITDA(3)	21,963	293,200	315,163	361,871	162,502	189,174
________________

(1)
We define non-GAAP subscription revenue, non-GAAP maintenance revenue, non-GAAP license revenue and non-GAAP total revenue, as subscription revenue, maintenance revenue, license revenue and total revenue, respectively, excluding the impact of purchase accounting related to the Take Private and other acquisitions.

(2)
We calculate non-GAAP gross margin and non-GAAP operating margin using non-GAAP revenue as discussed above in footnote (1) and excluding certain items such as the write-down of deferred revenue related to purchase accounting, amortization of acquired intangible assets, stock-based compensation and related employer-paid payroll taxes, acquisition and Sponsor related costs and restructuring charges that may not be indicative of our core business.

(3)
We regularly monitor adjusted EBITDA, as it is a measure we use to assess our operating performance. We believe that adjusted EBITDA is a measure widely used by securities analysts and investors to evaluate the financial performance of our company and other companies. We believe that adjusted EBITDA is an important measure for evaluating our performance because it facilitates comparisons of our core operating results from period to period by removing the impact of our capital structure (net interest expense from our outstanding debt, debt servicing costs and losses on debt extinguishment), asset base (depreciation and amortization), tax consequences, purchase accounting adjustments, acquisition and Sponsor related costs, stock-based compensation and gains (losses) resulting from changes in exchange rates on foreign currency denominated intercompany loans and restructuring costs and other.

(4)	The operating results of LOGICnow are included in our consolidated financial statements from the acquisition date of May 27, 2016 to December 31, 2016.

While we believe that these non-GAAP financial measures provide useful supplemental information, non-GAAP financial measures have limitations and should not be considered in isolation from, or as a substitute for, their most comparable GAAP measures. These non-GAAP financial measures are not prepared in accordance with GAAP, do not reflect a comprehensive system of accounting and may not be comparable to similarly titled measures of other companies due to potential differences in their financing and accounting methods, the book value of their assets, their capital structures, the method by which their assets were acquired and the manner in which they define non-GAAP measures. Items such as the amortization of acquired intangible assets, stock-based compensation expense, acquisition related adjustments and restructuring charges, as well as the related tax impacts of these items can have a material impact on our GAAP financial results.

RISK FACTORS
An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before deciding whether to purchase shares of our common stock. The trading price of our common stock could decline because of any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto. The risks described below are not the only ones we face. Additional risks we are not currently aware of or that we currently believe are immaterial may also impair our business, operations, financial condition, results of operations and prospects.
Risks Related to Our Business and Industry
Our quarterly revenue and operating results may fluctuate in the future because of a number of factors, which makes our future results difficult to predict and could cause our operating results to fall below expectations or the guidance we may provide in the future.
We believe our quarterly revenue and operating results may vary significantly in the future. As a result, you should not rely on the results of any one quarter as an indication of future performance and period-to-period comparisons of our revenue and operating results may not be meaningful.
Our quarterly results of operations may fluctuate as a result of a variety of factors, including, but not limited to, those listed below, many of which are outside of our control:

•	our ability to maintain and increase sales to existing customers and to attract new customers;

•	decline in maintenance or subscription renewals;

•	our ability to capture a significant volume of qualified sales leads;

•	our ability to convert qualified sales leads into new business sales at acceptable conversion rates;

•	the amount and timing of operating expenses and capital expenditures related to the expansion of our operations and infrastructure and customer acquisition;

•	our failure to achieve the growth rate that was anticipated by us in setting our operating and capital expense budgets;

•	potential foreign exchange gains and losses related to expenses and sales denominated in currencies other than the functional currency of an associated entity;

•	fluctuations in foreign currency exchange rates that may negatively impact our reported results of operations;

•	the timing of revenue and expenses related to the development or acquisition of technologies, products or businesses;

•	potential goodwill and intangible asset impairment charges and amortization associated with acquired businesses;

•	the timing and success of new product, enhancements or functionalities introduced by us or our competitors;

•	our ability to obtain, maintain, protect and enforce our intellectual property rights;

•	changes in our pricing policies or those of our competitors;

•	the impact of new accounting pronouncements;

•	occasional large customer orders, including in particular those placed by the U.S. federal government;

•	unpredictability and timing of buying decisions by the U.S. federal government;

•	general economic, industry and market conditions that impact expenditures for enterprise IT management software in the United States and other countries where we sell our software;

•	significant security breaches, technical difficulties or interruptions to our products; and

•	changes in tax rates in jurisdictions in which we operate.
Fluctuations in our quarterly operating results might lead analysts to change their models for valuing our common stock. As a result, our stock price could decline rapidly and we could face costly securities class action suits or other unanticipated issues.
If we are unable to capture significant volumes of high quality sales leads from our digital marketing initiatives, it could adversely affect our revenue growth and operating results.
Our digital marketing program is designed to efficiently and cost-effectively drive a high volume of website traffic and deliver high quality leads, which are generally trials of our products, to our sales teams. We drive website traffic and capture leads through various digital marketing initiatives, including search engine optimization, or SEO, targeted email campaigns, localized websites, social media, e-book distribution, video content, blogging and webinars. If we fail to drive a sufficient amount of website traffic or capture a sufficient volume of high quality sales leads from these activities, our revenue may not grow as expected or could decrease. If these activities are unsuccessful, we may be required to increase our sales and marketing expenses, which may not be offset by additional revenue, and could adversely affect our operating results.
Our digital marketing initiatives may be unsuccessful in driving high volumes of website traffic and generating trials of our products, resulting in fewer high quality sales leads, for a number of reasons. For example, technology professionals often find our products when they are online searching for a solution to address a specific need. Search engines typically provide two types of search results, algorithmic and purchased listings, and we rely on both. The display, including rankings, of unpaid search results can be affected by a number of factors, many of which are not in our direct control, and may change frequently. Our SEO techniques have been developed to work with existing search algorithms used by the major search engines. However, major search engines frequently modify their search algorithms and such modifications could cause our websites to receive less favorable placements, which could reduce the number of technology professionals who visit our websites. In addition, websites must comply with search engine guidelines and policies that are complex and may change at any time. If we fail to follow such guidelines and policies properly, search engines may rank our content lower in search results or could remove our content altogether from their indexes. If our websites are displayed less prominently, or fail to appear in search result listings in response to search inquiries regarding IT management problems through Internet search engines for any reason, our website traffic could significantly decline, requiring us to incur increased marketing expenses to replace this traffic. Any failure to replace this traffic could reduce our revenue.
In addition, the success of our digital marketing initiatives depends in part on our ability to collect customer data and communicate with existing and potential customers online and through phone calls. As part of the product evaluation trial process and during our sales process, most of our customers agree to receive emails and other communications from us. We also use tracking technologies, including cookies and related technologies, to help us track the activities of the visitors to our websites. However, as discussed in greater detail below, we are subject to a wide variety of data privacy and security laws and regulations in the U.S. and internationally that affect our ability to collect and use customer data and communicate with customers through email and phone calls. Several jurisdictions have proposed or adopted laws that restrict or prohibit unsolicited email or “spam” or regulate the use of cookies, including the European Union’s recently enacted General Data Protection Regulation. These new laws and regulations may impose significant monetary penalties for violations and complex and often burdensome requirements in connection with sending commercial email or other data-driven marketing practices. As a result of such regulation, we may be required to modify or discontinue our existing marketing practices, which could increase our marketing costs.
If we are unable to sell products to new customers or to sell additional products or upgrades to our existing customers, it could adversely affect our revenue growth and operating results.
To increase our revenue, we must regularly add new customers, including new customers within existing client organizations, and sell additional products or upgrades to existing customers. Even if we capture a significant volume of leads from our digital marketing activities, we must be able to convert those leads into sales of our products in order to achieve revenue growth.
We primarily rely on our direct sales force to sell our products to new and existing customers and convert qualified leads into sales using our low-touch, high-velocity sales model. Accordingly, our ability to achieve significant growth in revenue in the future will depend on our ability to recruit, train and retain sufficient numbers of sales personnel, and on the productivity of those personnel. We plan to continue to expand our sales force both domestically and internationally. Our recent and planned personnel additions may not become as productive as we would like or in a timely manner, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do or plan to do business. If we are unable to sell products to new customers and additional products or upgrades to our existing customers through our direct sales force or through our channel partners, which supplement our direct sales force by distributing our products and generating sales opportunities, we may be unable to grow our revenue and our operating results could be adversely affected.
We offer and sell our products to two main groups of customers: technology professionals, who use our cloud and on-premises products to manage their organization’s own IT infrastructure, and managed service providers, or MSPs, who use our products to manage their end clients’ IT infrastructure. In addition to the growth in our core IT offerings since our inception, since 2013, we have also devoted significant resources to expanding our MSP offerings, including through our acquisition of LOGICnow in 2016. If we fail to continue to add MSP customers, our business and operating results may be harmed.
Our business depends on customers renewing their maintenance or subscription agreements. Any decline in renewal or net retention rates could harm our future operating results.
The significant majority of our revenue is recurring and consists of maintenance revenue and subscription revenue. Our perpetual license products typically include the first year of maintenance as part of the initial price. Our subscription products generally have a subscription period of one year and are invoiced monthly over the subscription period. Our customers have no obligation to renew their maintenance or subscription agreements after the expiration of the initial period. Additionally, customers could cancel their subscription agreements prior to the expiration of the subscription period, which could result in us recognizing less subscription revenue than expected over the term of the agreement.
It is difficult to accurately predict long-term customer retention. Our customers’ maintenance renewal rates and subscription net retention rates may decline or fluctuate as a result of a number of factors, including their level of satisfaction with our products, the prices of our products, the prices of products and services offered by our competitors or reductions in our customers’ spending levels. If our customers do not renew their maintenance or subscription arrangements or if they renew them on less favorable terms, our revenue may decline and our business will suffer. A substantial portion of our quarterly maintenance and subscription revenue is attributable to agreements entered into during previous quarters. As a result, if there is a decline in renewed maintenance or subscription agreements in any one quarter, only a small portion of the decline will be reflected in our revenue recognized in that quarter and the rest will be reflected in our revenue recognized in the following four quarters or more.

We have experienced substantial growth in recent years, and if we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of customer satisfaction or adequately address competitive challenges, and our financial performance may be adversely affected.
Our business has rapidly grown, which has resulted in large increases in our number of employees, expansion of our infrastructure, new internal systems and other significant changes and additional complexities. We increased our total number of employees from 1,767 as of March 31, 2016, to 2,540 as of June 30, 2018 . While we intend to further expand our overall business, customer base, and number of employees, our historical growth rate is not necessarily indicative of the growth that we may achieve in the future. The growth in our business generally and our management of a growing workforce and customer base geographically dispersed across the U.S. and internationally will require substantial management effort, infrastructure and operational capabilities. To support our growth, we must continue to improve our management resources and our operational and financial controls and systems, and these improvements may increase our expenses more than anticipated and result in a more complex business. We will also have to anticipate the necessary expansion of our relationship management, implementation, customer service and other personnel to support our growth and achieve high levels of customer service and satisfaction. Our success will depend on our ability to plan for and manage this growth effectively. If we fail to anticipate and manage our growth or are unable to provide high levels of customer service, our reputation, as well as our business, results of operations and financial condition, could be harmed.
Because our long-term success depends on our ability to operate our business internationally and increase sales of our products to customers located outside of the United States, our business is susceptible to risks associated with international operations.
We have international operations in the Republic of Ireland, the United Kingdom, the Czech Republic, Belarus, Portugal, the Netherlands, Sweden, Poland, Canada, Australia, Singapore and the Philippines. We also expect to continue to expand our international operations for the foreseeable future. The continued international expansion of our operations requires significant management attention and financial resources and results in increased administrative and compliance costs. Our limited experience in operating our business in certain regions outside the United States increases the risk that our expansion efforts into those regions may not be successful. In particular, our business model may not be successful in particular countries or regions outside the United States for reasons that we currently are unable to anticipate. In addition, conducting international operations subjects us to risks that we have not generally faced in the United States. These include, but are not limited to:

•	fluctuations in currency exchange rates (which we hedge only to a limited extent at this time);

•	the complexity of, or changes in, foreign regulatory requirements;

•	difficulties in managing the staffing of international operations, including compliance with local labor and employment laws and regulations;

•	potentially adverse tax consequences, including the complexities of foreign value added tax systems, overlapping tax regimes, restrictions on the repatriation of earnings and changes in tax rates;

•	dependence on resellers and distributors to increase customer acquisition or drive localization efforts;

•	the burdens of complying with a wide variety of foreign laws and different legal standards;

•	increased financial accounting and reporting burdens and complexities;

•	longer payment cycles and difficulties in collecting accounts receivable;

•	longer sales cycles;

•	political, social and economic instability abroad;

•	terrorist attacks and security concerns in general;

•	reduced or varied protection for intellectual property rights in some countries; and

•	the risk of U.S. regulation of foreign operations.
The occurrence of any one of these risks could negatively affect our international business and, consequently, our operating results. We cannot be certain that the investment and additional resources required to establish, acquire or integrate operations in other countries will produce desired levels of revenue or profitability. If we are unable to effectively manage our expansion into additional geographic markets, our financial condition and results of operations could be harmed.
In particular, we operate much of our research and development activities internationally and outsource a portion of the coding and testing of our products and product enhancements to contract development vendors. We believe that performing research and development in our international facilities and supplementing these activities with our contract development vendors enhances the efficiency and cost-effectiveness of our product development. If we experience problems with our workforce or facilities internationally, we may not be able to develop new products or enhance existing products in an alternate manner that may be equally or less efficient and cost-effective.
We operate in highly competitive markets, which could make it difficult for us to acquire and retain customers at historic rates.
We operate in a highly competitive industry. Competition in our market is based primarily on brand awareness and reputation; product capabilities, including scalability, performance and reliability; ability to solve problems for companies of all sizes and infrastructure complexities; ease of use; total cost of ownership; flexible deployment models, including on-premise, in the cloud or in a hybrid environment; strength of sales and marketing efforts; and focus on customer service. We often compete to sell our products against existing products or systems that our potential customers have already made significant expenditures to install. Many of our current and potential competitors enjoy substantial competitive advantages over us, such as greater brand awareness and substantially greater financial, technical and other resources. In addition, many of our competitors have established marketing relationships and access to larger customer bases, and have major distribution agreements with consultants, system integrators and resellers. Given their larger size, greater resources and existing customer relationships, our competitors may be able to compete and respond more effectively than we can to new or changing opportunities, technologies, standards or customer requirements.
We face competition from both large network management and IT vendors offering enterprise-wide software frameworks and services and smaller companies in the cloud and application monitoring and the MSP IT tools markets. We also compete with network equipment vendors and systems management product providers, as well as infrastructure providers and their native applications, whose products and services also address network and IT management requirements. Our principal competitors vary depending on the product we offer and include large network management and IT vendors such as NetScout Systems, Inc., Micro Focus International plc, CA, Inc., International Business Machines Corporation and BMC Software, Inc., and smaller companies in the cloud and application monitoring and the MSP IT tools markets, where we do not believe that a single or small group of companies has achieved market leadership.
Some of our competitors have made acquisitions or entered into strategic relationships with one another to offer more comprehensive or bundled or integrated product offerings. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry and as companies enter into partnerships or are acquired. Companies and alliances resulting from these possible consolidations and partnerships may create more compelling product offerings and be able to offer more attractive pricing, making it more difficult for us to compete effectively.

Our actual operating results may differ significantly from information we may provide in the future regarding our financial outlook.
From time to time, we may provide information regarding our financial outlook in our quarterly earnings releases, quarterly earnings conference calls, or otherwise, that represents our management’s estimates as of the date of release. This information regarding our financial outlook, which includes forward-looking statements, will be based on projections, including those related to certain of the factors listed above, prepared by our management. Neither our independent registered public accounting firm nor any other independent expert or outside party will compile or examine the projections nor, accordingly, will any such person express any opinion or any other form of assurance with respect thereto.
These projections will be based upon a number of assumptions and estimates that, while presented with numerical specificity, will be inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which will be beyond our control, and will also be based upon specific assumptions with respect to future business decisions, some of which will change. We intend to state possible outcomes as high and low ranges, which will be intended to provide a sensitivity analysis as variables are changed, but will not be intended to represent that actual results could not fall outside of the suggested ranges. The principal reason that we may in the future release such information is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by analysts.
Information regarding our financial outlook would be necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying such information furnished by us will not materialize or will vary significantly from actual results. Accordingly, information that we may provide regarding our financial outlook will only be an estimate of what management believes is realizable as of the date of release. Actual results will vary from our financial outlook, and the variations may be material and adverse. In light of the foregoing, investors are urged to consider these factors, not to rely exclusively upon information we may provide regarding our financial outlook in making an investment decision regarding our common stock, and to take such information into consideration only in connection with other information included in our filings filed with or furnished to the SEC, including the “Risk Factors” sections in such filings.
Any failure to implement our operating strategy successfully or the occurrence of any of the events or circumstances set forth under “Risk Factors” in this prospectus could result in our actual operating results being different from information we provide regarding our financial outlook, and those differences might be adverse and material.
If we sustain system failures, cyberattacks against our systems or against our products, or other data security incidents or breaches, we could suffer a loss of revenue and increased costs, exposure to significant liability, reputational harm and other serious negative consequences.
We are heavily dependent on our technology infrastructure to sell our products and operate our business, and our customers rely on our technology to help manage their own IT infrastructure. Our systems and those of our third-party service providers are vulnerable to damage or interruption from natural disasters, fire, power loss, telecommunication failures, traditional computer “hackers,” malicious code (such as viruses and worms), employee theft or misuse, and denial-of-service attacks, as well as sophisticated nation-state and nation-state-supported actors (including advanced persistent threat intrusions). The risk of a security breach or disruption, particularly through cyberattacks or cyber intrusion, including by computer hacks, foreign governments, and cyber terrorists, has generally increased the number, intensity and sophistication of attempted attacks, and intrusions from around the world have increased. In addition, sophisticated hardware and operating system software and applications that we procure from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of our systems.
Because the techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period and, therefore, have a greater impact on the products we offer, the proprietary data contained therein, and ultimately on our business.
The foregoing security problems could result in, among other consequences, damage to our own systems or our customers’ IT infrastructure or the loss or theft of our customers’ proprietary or other sensitive information. The costs to us to eliminate or address the foregoing security problems and security vulnerabilities before or after a cyber incident could be significant. Our remediation efforts may not be successful and could result in interruptions, delays or cessation of service and loss of existing or potential customers that may impede sales of our products or other critical functions. We could lose existing or potential customers in connection with any actual or perceived security vulnerabilities in our websites or our products.
During the purchasing process and in connection with evaluations of our software, either we or third-party providers collect and use customer information, including personally identifiable information, such as credit card numbers, email addresses, phone numbers and IP addresses. We have legal and contractual obligations to protect the confidentiality and appropriate use of customer data. Despite our security measures, unauthorized access to, or security breaches of, our software or systems could result in the loss, compromise or corruption of data, loss of business, severe reputational damage adversely affecting customer or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, significant costs for remediation and other liabilities. We have incurred and expect to incur significant expenses to prevent security breaches, including deploying additional personnel and protection technologies, training employees, and engaging third-party experts and consultants. Our errors and omissions insurance coverage covering certain security and privacy damages and claim expenses may not be sufficient to compensate for all liabilities we incur.
Acquisitions present many risks that could have a material adverse effect on our business and results of operations.
In order to expand our business, we have made several acquisitions and expect to continue making similar acquisitions and possibly larger acquisitions as part of our growth strategy. The success of our future growth strategy will depend on our ability to identify, negotiate, complete and integrate acquisitions and, if necessary, to obtain satisfactory debt or equity financing to fund those acquisitions. Acquisitions are inherently risky, and any acquisitions we complete may not be successful. Our past acquisitions and any mergers and acquisitions that we may undertake in the future involve numerous risks, including, but not limited to, the following:

•	difficulties in integrating and managing the operations, personnel, systems, technologies and products of the companies we acquire;

•	diversion of our management’s attention from normal daily operations of our business;

•	our inability to maintain the key business relationships and the reputations of the businesses we acquire;

•	uncertainty of entry into markets in which we have limited or no prior experience and in which competitors have stronger market positions;

•	our dependence on unfamiliar affiliates, resellers, distributors and partners of the companies we acquire;

•
our inability to increase revenue from an acquisition for a number of reasons, including our failure to drive demand in our existing customer base for acquired products and our failure to obtain maintenance renewals or upgrades and new product sales from customers of the acquired businesses;

•	increased costs related to acquired operations and continuing support and development of acquired products;

•	our responsibility for the liabilities of the businesses we acquire;

•	potential goodwill and intangible asset impairment charges and amortization associated with acquired businesses;

•	adverse tax consequences associated with acquisitions;

•	changes in how we are required to account for our acquisitions under U.S. generally accepted accounting principles, including arrangements that we assume from an acquisition;

•	potential negative perceptions of our acquisitions by customers, financial markets or investors;

•
failure to obtain required approvals from governmental authorities under competition and antitrust laws on a timely basis, if at all, which could, among other things, delay or prevent us from completing a transaction, or otherwise restrict our ability to realize the expected financial or strategic goals of an acquisition;

•	potential increases in our interest expense, leverage and debt service requirements if we incur additional debt to pay for an acquisition;

•	our inability to apply and maintain our internal standards, controls, procedures and policies to acquired businesses; and

•	potential loss of key employees of the companies we acquire.
Additionally, acquisitions or asset purchases made entirely or partially for cash may reduce our cash reserves or require us to incur additional debt under our credit agreements or otherwise. We may seek to obtain additional cash to fund an acquisition by selling equity or debt securities. We may be unable to secure the equity or debt funding necessary to finance future acquisitions on terms that are acceptable to us. If we finance acquisitions by issuing equity or convertible debt securities, our existing stockholders will experience ownership dilution.
The occurrence of any of these risks could have a material adverse effect on our business, results of operations, financial condition or cash flows, particularly in the case of a larger acquisition or substantially concurrent acquisitions.
Businesses that we acquire may have greater than expected liabilities for which we become responsible.
Businesses that we acquire may have liabilities or adverse operating issues, or both, that we fail to discover through due diligence or the extent of which we underestimate prior to the acquisition. For example, to the extent that any business that we acquire or any prior owners, employees or agents of any acquired businesses or properties (i) failed to comply with or otherwise violated applicable laws, rules or regulations; (ii) failed to fulfill or disclose their obligations, contractual or otherwise, to applicable government authorities, their customers, suppliers or others; or (iii) incurred tax or other liabilities, we, as the successor owner, may be financially responsible for these violations and failures and may suffer harm to our reputation and otherwise be adversely affected. An acquired business may have problems with internal control over financial reporting, which could be difficult for us to discover during our due diligence process and could in turn lead us to have significant deficiencies or material weaknesses in our own internal control over financial reporting. These and any other costs, liabilities and disruptions associated with any of our past acquisitions and any future acquisitions could harm our operating results.
Charges to earnings resulting from acquisitions may adversely affect our operating results.
When we acquire businesses, we allocate the purchase price to tangible assets and liabilities and identifiable intangible assets acquired at their acquisition date fair values. Any residual purchase price is recorded as goodwill, which is also generally measured at fair value. We also estimate the fair value of any contingent consideration. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are uncertain and involve significant judgments by management. After we complete an acquisition, the following factors could result in material charges and adversely affect our operating results and may adversely affect our cash flows:

•	costs incurred to combine the operations of companies we acquire, such as transitional employee expenses and employee retention or relocation expenses;

•	impairment of goodwill or intangible assets;

•	a reduction in the useful lives of intangible assets acquired;

•	impairment of long-lived assets;

•	identification of, or changes to, assumed contingent liabilities;

•	changes in the fair value of any contingent consideration;

•	charges to our operating results due to duplicative pre-merger activities;

•	charges to our operating results from expenses incurred to effect the acquisition; and

•	charges to our operating results due to the expensing of certain stock awards assumed in an acquisition.
Substantially all of these costs will be accounted for as expenses that will decrease our net income and earnings per share for the periods in which those costs are incurred. Charges to our operating results in any given period could differ substantially from other periods based on the timing and size of our acquisitions and the extent of integration activities.
Our operating margins and cash flows from operations could fluctuate as we make further expenditures to expand our operations in order to support additional growth in our business.
Our GAAP operating margin was (54.7)% and 9.6% for the years ended December 31, 2016 (on a combined basis) and 2017, respectively. Our non-GAAP operating margin was 48.2% and 46.9% for the years ended December 31, 2016 (on a combined basis) and 2017, respectively. Our cash flows from operations were $90.2 million and $232.7 million for the years ended December 31, 2016 (on a combined basis) and 2017, respectively. We have made significant investments in our operations to support additional growth, such as hiring substantial numbers of new personnel, investing in new facilities, acquiring other companies or their assets and establishing and broadening our international operations in order to expand our business. We have made substantial investments in recent years to increase our sales and marketing operations in the EMEA and APAC regions and expect to continue to invest to grow our international sales and global brand awareness. We have made multiple acquisitions in recent years and expect these acquisitions will continue to increase our operating expenses in future periods. These investments may not yield increased revenue, and even if they do, the increased revenue may not offset the amount of the investments. We also expect to continue to pursue acquisitions in order to expand our presence in current markets or new markets, many or all of which may increase our operating costs more than our revenue. As a result of any of these factors, our operating income could fluctuate and may continue to decline as a percentage of revenue relative to our prior annual periods.
The ability to recruit, retain and develop key employees and management personnel is critical to our success and growth, and our inability to attract and retain qualified personnel could harm our business.
Our business requires certain expertise and intellectual capital, particularly within our management team. We rely on our management team in the areas of operations, security, marketing, sales, support and general and administrative functions. The loss of one or more of our management team could have a material adverse effect on our business.
For us to compete successfully and grow, we must retain, recruit and develop key personnel who can provide the needed expertise for our industry and products. As we move into new geographic areas, we will need to attract, recruit and retain qualified personnel in those locations. In addition, acquisitions could cause us to lose key personnel of the acquired businesses. The market for qualified personnel is competitive and we may not succeed in recruiting additional key personnel or may fail to effectively replace current key personnel who depart with qualified or effective successors. We believe that replacing our key personnel with qualified successors is particularly challenging as we feel that our business model and approach to marketing and selling our products are unique. Any successors that we hire from outside of the Company would likely be unfamiliar with our business model and may therefore require significant time to understand and appreciate the important aspects of our business or fail to do so altogether. Our effort to retain and develop personnel may also result in significant additional expenses, including stock-based compensation expenses, which could adversely affect our profitability. New regulations and volatility or lack of performance in our stock price could also affect the value of our equity awards, which could affect our ability to attract and retain our key employees. We have made significant changes, and may make additional changes in the future, to our senior management team and other key personnel. We cannot provide assurances that key personnel, including our executive officers, will continue to be employed by us or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business.
Our success depends on our ability to maintain a product portfolio that responds to the needs of technology professionals and the evolving IT management market.
Our product portfolio has grown from on-premise network management products to broad-based on-premise systems monitoring and management and products for the growing but still emerging cloud and MSP markets. We offer over 50 products designed to solve the day-to-day problems encountered by technology professionals managing complex IT infrastructure, spanning on-premise, cloud and hybrid IT environments. Our long-term growth depends on our ability to continually enhance and improve our existing products and develop or acquire new products that address the common problems encountered by technology professionals on a day-to-day basis in an evolving IT management market. The success of any enhancement or new product depends on a number of factors, including its relevance to our existing and potential customers, timely completion and introduction and market acceptance. New products and enhancements that we develop or acquire may not sufficiently address the evolving needs of our existing and potential customers, may not be introduced in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to generate the amount of revenue necessary to realize returns on our investments in developing or acquiring such products or enhancements. If our new products and enhancements are not successful for any reason, certain products in our portfolio may become obsolete, less marketable and less competitive, and our business will be harmed.
If we are unable to develop and maintain successful relationships with channel partners, our business, results of operations and financial condition could be harmed.
We have established relationships with certain channel partners to distribute our products and generate sales opportunities, particularly internationally. We believe that continued growth in our business is dependent upon identifying, developing and maintaining strategic relationships with our existing and potential channel partners that can drive substantial revenue and provide additional valued-added services to our customers. Our agreements with our existing channel partners are non-exclusive, meaning our channel partners may offer customers the products of several different companies, including products that compete with ours. They may also cease marketing our products with limited or no notice and with little or no penalty. We expect that any additional channel partners we identify and develop will be similarly non-exclusive and not bound by any requirement to continue to market our products. If we fail to identify additional channel partners in a timely and cost-effective manner, or at all, or are unable to assist our current and future channel partners in independently distributing and deploying our products, our business, results of operations and financial condition could be harmed. If our channel partners do not effectively market and sell our products, or fail to meet the needs of our customers, our reputation and ability to grow our business may also be harmed.
We depend on the U.S. federal government in certain calendar quarters for a meaningful portion of our on-premise license sales, including maintenance renewals associated with such products, and orders from the U.S. federal government are unpredictable. The delay or loss of these sales may harm our operating results.
A portion of our on-premise license sales, including maintenance renewals associated with such products, are to a number of different departments of the U.S. federal government. In certain calendar quarters, particularly the third calendar quarter, this portion may be meaningful. Any factors that cause a decline in government expenditures generally or government IT expenditures in particular could cause our revenue to grow less rapidly or even to decline. These factors include, but are not limited to, constraints on the budgetary process, including changes in the policies and priorities of the U.S. federal government, deficit-reduction legislation, and any shutdown of the U.S. federal government. Furthermore, sales orders from the U.S. federal government tend to be dependent on many factors and therefore unpredictable in timing. Any sales we expect to make in a quarter may not be made in that quarter or at all, and our operating results for that quarter may therefore be adversely affected.

We are subject to various global data privacy and security regulations, which could result in additional costs and liabilities to us.
Our business is subject to a wide variety of local, state, national and international laws, directives and regulations that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These data protection and privacy-related laws and regulations continue to evolve and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions and increased costs of compliance. In the United States, these include rules and regulations promulgated under the authority of the Federal Trade Commission, and state breach notification laws. If there is a breach of our computer systems and we know or suspect that unencrypted personal customer information has been stolen, we may be required to inform the representative state attorney general or federal or country regulator, media and credit reporting agencies, and any customers whose information was stolen, which could harm our reputation and business. Other states and countries have enacted different requirements for protecting personal information collected and maintained electronically. We expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards will have on our business or the businesses of our customers, including, but not limited to, the European Union’s recently enacted General Data Protection Regulation, which came into force in May 2018 and creates a range of new compliance obligations, which could require us to change our business practices, and significantly increases financial penalties for noncompliance.
Failure to comply with laws concerning privacy, data protection and information security could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by end customers and other affected individuals, damage to our reputation and loss of goodwill (both in relation to existing end customers and prospective end customers), any of which could have a material adverse effect on our operations, financial performance and business. In addition, we could suffer adverse publicity and loss of customer confidence were it known that we did not take adequate measures to assure the confidentiality of the personally identifiable information that our customers had given to us. This could result in a loss of customers and revenue that could jeopardize our success. We may not be successful in avoiding potential liability or disruption of business resulting from the failure to comply with these laws and, even if we comply with laws, may be subject to liability because of a security incident. If we were required to pay any significant amount of money in satisfaction of claims under these laws, or any similar laws enacted by other jurisdictions, or if we were forced to cease our business operations for any length of time as a result of our inability to comply fully with any of these laws, our business, operating results and financial condition could be adversely affected. Further, complying with the applicable notice requirements in the event of a security breach could result in significant costs.
Additionally, our business efficiencies and economies of scale depend on generally uniform product offerings and uniform treatment of customers across all jurisdictions in which we operate. Compliance requirements that vary significantly from jurisdiction to jurisdiction impose added costs on our business and can increase liability for compliance deficiencies.
If we fail to develop and maintain our brands cost-effectively, our financial condition and operating results might suffer.
We believe that developing and maintaining awareness and integrity of our brands in a cost-effective manner are important to achieving widespread acceptance of our existing and future products and are important elements in attracting new customers. We believe that the importance of brand recognition will increase as we enter new markets and as competition in our existing markets further intensifies. Successful promotion of our brands will depend on the effectiveness of our marketing efforts and on our ability to provide reliable and useful products at competitive prices. We intend to increase our expenditures on brand promotion. Brand promotion activities may not yield increased revenue, and even if they do, the increased revenue may not offset the expenses we incur in building our brands. We rely on resellers and distributors to some extent in the distribution of our products. We have limited control over these third parties, and actions by these third parties could negatively impact our brand. We also rely on our customer base and community of end-users in a variety of ways, including to give us feedback on our products and to provide user-based support to our other customers through THWACK, our online community. If poor advice or misinformation regarding our products is spread among users of THWACK, it could adversely affect our reputation, our financial results and our ability to promote and maintain our brands. If we fail to promote and maintain our brands successfully, fail to maintain loyalty among our customers and our end-user community, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, we may fail to attract new customers or retain our existing customers and our financial condition and results of operations could be harmed. Additionally, if our MSP customers do not use or ineffectively use our products to serve their end clients, our reputation and ability to grow our business may be harmed.
Adverse economic conditions may negatively affect our business.
Our business depends on the overall demand for information technology and on the economic health of our current and prospective customers. Any significant weakening of the economy in the United States, EMEA, APAC and of the global economy, more limited availability of credit, a reduction in business confidence and activity, decreased government spending, economic uncertainty, and other difficulties may affect one or more of the sectors or countries in which we sell our products. Global economic and political uncertainty may cause some of our customers or potential customers to curtail spending generally or IT management spending specifically, and may ultimately result in new regulatory and cost challenges to our international operations. In addition, a strong dollar could reduce demand for our products in countries with relatively weaker currencies. These adverse conditions could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition. Any of these events could have an adverse effect on our business, operating results and financial position.
Interruptions or performance problems associated with our internal infrastructure, and its reliance on technologies from third parties, may adversely affect our ability to manage our business and meet reporting obligations.
Currently, we use NetSuite to manage our order management and financial processes, salesforce.com to track our sales and marketing efforts and other third-party vendors to manage online marketing and web services. We believe the availability of these services is essential to the management of our high-volume, transaction-oriented business model. We also use third-party vendors to manage our equity compensation plans and certain aspects of our financial reporting processes. As we expand our operations, we expect to utilize additional systems and service providers that may also be essential to managing our business. Although the systems and services that we require are typically available from a number of providers, it is time-consuming and costly to qualify and implement these relationships. Therefore, if one or more of our providers suffer an interruption in their business, or experience delays, disruptions or quality-control problems in their operations, or we have to change or add additional systems and services, our ability to manage our business and produce timely and accurate financial statements would suffer.
Interruptions or performance problems associated with our products, including disruptions at any third-party data centers upon which we rely, may impair our ability to support our customers.
Our continued growth depends in part on the ability of our existing and potential customers to access our websites, software or cloud-based products within an acceptable amount of time. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of users accessing our website simultaneously and denial of service or fraud or security attacks. In some instances, we may not be able to identify the cause or causes of these website performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our website performance, especially during peak usage times and as our user traffic increases. If our websites are unavailable or if our customers are unable to access our software or cloud-based products within a reasonable amount of time or at all, our business would be negatively affected. Additionally, our data centers and networks and third-party data centers and networks may experience technical failures and downtime, may fail to distribute appropriate updates, or may fail to meet the increased requirements of a growing customer base.
We provide certain of our cloud management and MSP products through third-party data center hosting facilities located in the United States and other countries. While we control and have access to our servers and all of the components of our network that are located in such third-party data centers, we do not control the operation of these facilities. Following expiration of the current agreement terms, the owners of the data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our data center operators is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruptions in connection with doing so.
If we fail to integrate our products with a variety of operating systems, software applications, platforms and hardware that are developed by others or ourselves, our products may become less competitive or obsolete and our results of operations would be harmed.
Our products must integrate with a variety of network, hardware and software platforms, and we need to continuously modify and enhance our products to adapt to changes in hardware, software, networking, browser and database technologies. We believe a significant component of our value proposition to customers is the ability to optimize and configure our products to integrate with our systems and those of third parties. If we are not able to integrate our products in a meaningful and efficient manner, demand for our products could decrease and our business and results of operations would be harmed.
In addition, we have a large number of products, and maintaining and integrating them effectively requires extensive resources. Our continuing efforts to make our products more interoperative may not be successful. Failure of our products to operate effectively with future infrastructure platforms and technologies could reduce the demand for our products, resulting in customer dissatisfaction and harm to our business. If we are unable to respond to changes in a cost-effective manner, our products may become less marketable, less competitive or obsolete and our business and results of operations may be harmed.
Material defects or errors in our products could harm our reputation, result in significant costs to us and impair our ability to sell our products.
Software products are inherently complex and often contain defects and errors when first introduced or when new versions are released. Any defects or errors in our products could result in:

•	lost or delayed market acceptance and sales of our products;

•	a reduction in subscription or maintenance renewals;

•	diversion of development resources;

•	legal claims; and

•	injury to our reputation and our brand.
The costs incurred in correcting or remediating the impact of defects or errors in our products may be substantial and could adversely affect our operating results.
The success of our business depends on our ability to obtain, maintain, protect and enforce our intellectual property rights.
Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop or license so that we can prevent others from using our inventions and proprietary information. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology, and our business might be adversely affected. However, protecting and enforcing our intellectual property rights might entail significant expenses. Any of our intellectual property rights may be challenged by others, weakened or invalidated through administrative process or litigation. We rely primarily on a combination of patent, copyright, trademark, trade dress, unfair competition and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights. These laws, procedures and restrictions provide only limited protection.
As of June 30, 2018 , we had approximately 29 issued U.S. patents and have also filed patent applications, but patents may not be issued with respect to these applications. The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Even if issued, there can be no assurance that these patents, or our existing patents, will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain. Our patents and any future patents issued to us may be challenged, invalidated or circumvented, and may not provide sufficiently broad protection or may not prove to be enforceable in actions against alleged infringers. Any patents that are issued may subsequently be invalidated or otherwise limited, allowing other companies to develop offerings that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition. In addition, issuance of a patent does not guarantee that we have a right to practice the patented invention. Patent applications in the United States are typically not published until 18 months after filing or, in some cases, not at all, and publications of discoveries in industry-related literature lag behind actual discoveries. We cannot be certain that third parties do not have blocking patents that could be used to prevent us from marketing or practicing our patented software or technology.
We endeavor to enter into agreements with our employees and contractors and with parties with which we do business in order to limit access to and disclosure of our trade secrets and other proprietary information. We cannot be certain that the steps we have taken will prevent unauthorized use, misappropriation or reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive to ours and may infringe our intellectual property. The enforcement of our intellectual property rights also depends on our legal actions against these infringers being successful, but these actions may not be successful, even when our rights have been infringed. Further, any litigation, whether or not resolved in our favor, could be costly and time-consuming.
Our exposure to risks related to the protection of intellectual property may be increased in the context of acquired technologies as we have a lower level of visibility into the development process and the actions taken to establish and protect proprietary rights in the acquired technology. In connection with past acquisitions, we have found that some associated intellectual property rights, such as domain names and trademarks in certain jurisdictions, are owned by resellers, distributors or other third parties. In the past, we have experienced difficulties in obtaining assignments of these associated intellectual property rights from third parties.
Furthermore, effective patent, trademark, trade dress, copyright and trade secret protection may not be available in every country in which our products are available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States (in particular, some foreign jurisdictions do not permit patent protection for software), and mechanisms for enforcement of intellectual property rights may be inadequate. In addition, the legal standards, both in the United States and in foreign countries, relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and still evolving. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.
We might be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert counterclaims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially viable. Any litigation, whether or not resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may adversely affect our business, results of operations, financial condition and cash flows.
Exposure related to any future litigation could adversely affect our results of operations, profitability and cash flows.
From time to time, we have been and may be involved in various legal proceedings and claims arising in our ordinary course of business. At this time, neither we nor any of our subsidiaries is a party to, and none of our respective property is the subject of, any material legal proceeding. However, the outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. Future litigation may result in a diversion of management’s attention and resources, significant costs, including monetary damages and legal fees, and injunctive relief, and may contribute to current and future stock price volatility. No assurance can be made that future litigation will not result in material financial exposure or reputational harm, which could have a material adverse effect upon our results of operations, profitability or cash flows.
In particular, the software and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We have received, and from time to time may receive, letters claiming that our products infringe or may infringe the patents or other intellectual property rights of others. As we face increasing competition and as our brand awareness increases, the possibility of additional intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Additionally, we have licensed from other parties proprietary technology covered by patents and other intellectual property rights, and these patents or other intellectual property rights may be challenged, invalidated or circumvented. These types of claims could harm our relationships with our customers, might deter future customers from acquiring our products or could expose us to litigation with respect to these claims. Even if we are not a party to any litigation between a customer and a third party, an adverse outcome in that litigation could make it more difficult for us to defend our intellectual property in any subsequent litigation in which we are named as a party. Any of these results would have a negative effect on our business and operating results.
Any intellectual property rights claim against us or our customers, with or without merit, could be time-consuming and expensive to litigate or settle and could divert management resources and attention. As a result of any successful intellectual property rights claim against us or our customers, we might have to pay damages or stop using technology found to be in violation of a third party’s rights, which could prevent us from offering our products to our customers. We could also have to seek a license for the technology, which might not be available on reasonable terms, might significantly increase our cost of revenue or might require us to restrict our business activities in one or more respects. The technology also might not be available for license to us at all. As a result, we could also be required to develop alternative non-infringing technology or cease to offer a particular product, which could require significant effort and expense and/or hurt our revenue and financial results of operations.
Our exposure to risks associated with the use of intellectual property may be increased as a result of our past and any future acquisitions as we have a lower level of visibility into the development process with respect to acquired technology or the care taken to safeguard against infringement risks. Third parties may make infringement and similar or related claims after we have acquired technology that had not been asserted prior to our acquisition.
Our use of open source software could negatively affect our ability to sell our products and subject us to possible litigation.
Some of our products incorporate open source software, and we intend to continue to use open source software in the future. Some terms of certain open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to monetize our products. Additionally, we may from time to time face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source software license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license to continue offering the software or cease offering the implicated services unless and until we can re-engineer them to avoid infringement or violation. This re-engineering process could require significant additional research and development resources, and we may not be willing to entertain the cost associated with updating the software or be able to complete it successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software and, thus, may contain security vulnerabilities or infringing or broken code. Additionally, if we utilize open source licenses that require us to contribute to open source projects, this software code is publicly available; and our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely. We may be unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage, and if not addressed, could have a negative effect on our business, operating results and financial condition.

Our products use third-party software that may be difficult to replace or cause errors or failures of our products that could lead to a loss of customers or harm to our reputation and our operating results.
We license third-party software from various third parties for use in our products. In the future, this software may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of the software could result in decreased functionality of our products until equivalent technology is either developed by us or, if available from another provider, is identified, obtained and integrated, which could harm our business. In addition, any errors or defects in or failures of the third-party software could result in errors or defects in our products or cause our products to fail, which could harm our business and be costly to correct. Many of these providers attempt to impose limitations on their liability for such errors, defects or failures, and if enforceable, we may have additional liability to our customers or third-party providers that could harm our reputation and increase our operating costs.
We have substantial indebtedness, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and meet our obligations with respect to our indebtedness.
We entered into credit agreements in 2016 and 2018. As of June 30, 2018 , our total indebtedness was $2.3 billion and we had $125.0 million available for additional borrowing under our credit facilities. Our net interest expense during the years ended December 31, 2016 (on a combined basis) and 2017 and the six months ended June 30, 2018 was approximately $170.4 million , $169.8 million and $76.5 million , respectively.
Our substantial indebtedness incurred under the credit agreements could have important consequences, including:

•	requiring us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing the funds available for operations;

•	increasing our vulnerability to adverse economic and industry conditions, which could place us at a competitive disadvantage compared to our competitors that have relatively less indebtedness;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•
requiring us under certain circumstances to repatriate earnings from our international operations in order to make payments on our indebtedness, which could subject us to local country income and withholding taxes and/or state income taxes that are not currently accrued in our financial statements;

•	requiring us to liquidate short-term or long-term investments in order to make payments on our indebtedness, which could generate losses;

•	exposing us to the risk of increased interest rates as borrowings under the credit agreements are subject to variable rates of interest; and

•
limiting our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions, product development and other corporate purposes.

Despite our current indebtedness level, we and our restricted subsidiaries may be able to incur substantially more indebtedness, which could further exacerbate the risks associated with our substantial indebtedness.
Although the terms of the agreements governing our outstanding indebtedness contain restrictions on the incurrence of additional indebtedness, such restrictions are subject to a number of important exceptions and indebtedness incurred in compliance with such restrictions could be substantial. If we and our restricted subsidiaries incur significant additional indebtedness, the related risks that we face could increase. If new debt is added to our or our subsidiaries’ current debt levels, the related risks that we now face would increase, and we may not be able to meet all our debt obligations. See

“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”
The agreements governing our indebtedness contain restrictions and limitations that may restrict our business and financing activities and expose us to risks that could adversely affect our liquidity and financial condition.
The credit agreements governing our credit facilities contain various covenants that are operative so long as our credit facilities remain outstanding. The covenants, among other things, limit our and certain of our subsidiaries’ abilities to:

•	incur additional indebtedness;

•	incur liens;

•	engage in mergers, consolidations, liquidations or dissolutions;

•	pay dividends and distributions on, or redeem, repurchase or retire our capital stock;

•	make investments, acquisitions, loans or advances;

•	create negative pledges or restrictions on the payment of dividends or payment of other amounts owed from subsidiaries;

•	sell, transfer or otherwise dispose of assets, including capital stock of subsidiaries;

•	make prepayments of material debt that is subordinated with respect to right of payment;

•	engage in certain transactions with affiliates;

•	modify certain documents governing material debt that is subordinated with respect to right of payment;

•	change our fiscal year; and

•	change our lines of business.
Our credit agreements also contain numerous affirmative covenants, including a financial covenant which requires that, at the end of each fiscal quarter, for so long as the aggregate principal amount of borrowings under our revolving credit facility exceeds 35% of the aggregate commitments under the revolving credit facility, our first lien net leverage ratio cannot exceed 7.40 to 1.00. A breach of this financial covenant will not result in a default or event of default under the term loan facility under our first lien credit agreement unless and until the lenders under our revolving credit facility have terminated the commitments under the revolving credit facility and declared the borrowings under the revolving credit facility due and payable.
Our ability to comply with the covenants and restrictions contained in the credit agreements governing our credit facilities may be affected by economic, financial and industry conditions beyond our control. The restrictions in the credit agreements governing our credit facilities may prevent us from taking actions that we believe would be in the best interests of our business and may make it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted. Even if any of our credit agreements are terminated, any additional debt that we incur in the future could subject us to similar or additional covenants.
The credit agreements include customary events of default, including, among others, failure to pay principal, interest or other amounts; material inaccuracy of representations and warranties; violation of covenants; specified cross-default and cross-acceleration to other material indebtedness; certain bankruptcy and insolvency events; certain ERISA events; certain undischarged judgments; material invalidity of guarantees or grant of security interest; and change of control. Any default that is not cured or waived could result in the termination of our credit agreements or an acceleration of the obligations under the credit agreements. Any such default would permit the applicable lenders to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. In addition, such a default or acceleration may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. If we are unable to repay our indebtedness, lenders having secured obligations, such as the lenders under our credit facilities, could proceed against the collateral securing the indebtedness. In any such case, we may be unable to borrow under our credit facilities and may not be able to repay the amounts due under our credit facilities. This could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent.
Certain of our indebtedness may be denominated in foreign currencies, which subjects us to foreign exchange risk, which could cause our debt service obligations to increase significantly.
Our credit facilities include a senior secured revolving credit facility, which permits borrowings denominated in Euros and other alternative currencies that may be approved by the applicable lenders. See “Description of Indebtedness.” Such non-U.S. dollar-denominated debt may not necessarily correspond to the cash flow we generate in such currencies. Sharp changes in the exchange rates between the currencies in which we borrow and the currencies in which we generate cash flow could adversely affect us. In the future, we may enter into contractual arrangements designed to hedge a portion of the foreign currency exchange risk associated with any non-U.S. dollar-denominated debt. If these hedging arrangements are unsuccessful, we may experience an adverse effect on our business and results of operations.
We are subject to fluctuations in interest rates.
Borrowings under our credit facilities are subject to variable rates of interest and expose us to interest rate risk. At present, we do not have any existing interest rate swap agreements, which involve the exchange of floating for fixed rate interest payments to reduce interest rate volatility. However, we may decide to enter into such swaps in the future. If we do, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness and any swaps we enter into may not fully mitigate our interest rate risk, may prove disadvantageous or may create additional risks.
Failure to maintain proper and effective internal controls could have a material adverse effect on our business, operating results and stock price.
As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our second annual report following this offering, provide a management report on internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.
Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results, cause us to fail to meet our reporting obligations, result in a restatement of our financial statements for prior periods or adversely affect the results of management evaluations and independent registered public accounting firm audits of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock.
We are in the process of designing and implementing the internal control over financial reporting required to comply with Section 404 of the Sarbanes-Oxley Act. This process will be time-consuming, costly and complicated. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.
Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations.
A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way in which we conduct our business.
Our business and financial performance could be negatively impacted by other changes in tax laws or regulations.
New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. Any changes to these existing tax laws could adversely affect our domestic and international business operations, and our business and financial performance. Additionally, these events could require us or our customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our customers to pay fines and/or penalties and interest for past amounts deemed to be due. If we raise our product and maintenance prices to offset the costs of these changes, existing customers may elect not to renew their maintenance arrangements and potential customers may elect not to purchase our products. Additionally, new, changed, modified or newly interpreted or applied tax laws could increase our customers’ and our compliance, operating and other costs, as well as the costs of our products. Further, these events could decrease the capital we have available to operate our business. Any or all of these events could adversely impact our business and financial performance.
On December 22, 2017, the Tax Cuts and Jobs Act, or the Tax Act, was enacted, which significantly revises the Internal Revenue Code of 1986, as amended, or the Code. The Tax Act, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for net interest expense to 30% of adjusted earnings (except for certain small businesses), limitation of the deduction for NOLs to 80% of current year taxable income and elimination of NOL carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such NOLs may be carried forward indefinitely), one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits. The overall and final impact of the Tax Act is uncertain, and our business and financial condition could be adversely affected. In addition, it is uncertain how various states will respond to the newly enacted federal tax law.
The U.S. Department of Treasury has broad authority to issue regulations and interpretative guidance that may significantly impact how we will apply the law and impact our results of operations in the period issued. As additional regulatory guidance is issued by the applicable taxing authorities, as accounting treatment is clarified, as we perform additional analysis on the application of the law, and as we refine estimates in calculating the impact, our final analysis, which will be recorded in the period completed, may be different from our current provisional amounts, which could materially affect our tax obligations and effective tax rate. The impact of this tax reform on holders of our common stock is also uncertain and could be adverse. We urge our stockholders to consult with their legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding our common stock.
Additional liabilities related to taxes or potential tax adjustments could adversely impact our business and financial performance.
We are subject to tax and related obligations in various federal, state, local and foreign jurisdictions in which we operate or do business. The taxing rules of the various jurisdictions in which we operate or do business are often complex and subject to differing interpretations. Tax authorities could challenge our tax positions we historically have taken, or intend to take in the future, or may audit the tax filings we have made and assess additional taxes. Tax authorities may also assess taxes in jurisdictions where we have not made tax filings. Any assessments incurred could be material, and may also involve the imposition of substantial penalties and interest. Significant judgment is required in evaluating our tax positions and in establishing appropriate reserves, and the resolutions of our tax positions are unpredictable. The payment of additional taxes, penalties or interest resulting from any assessments could adversely impact our business and financial performance.
Our corporate structure and intercompany arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which would harm our operating results.
Based on our current corporate structure, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax rules, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents. In addition, the authorities in these jurisdictions could challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing. The relevant taxing authorities may determine that the manner in which we operate our business does not achieve the intended tax consequences. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties. Such authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries. Any increase in the amount of taxes we pay or that are imposed on us could increase our worldwide effective tax rate and adversely affect our business and operating results.
We are subject to governmental export controls and economic sanctions laws that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.
Certain of our products are subject to U.S. export controls, including the U.S. Department of Commerce’s Export Administration Regulations and economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. These regulations may limit the export of our products and provision of our services outside of the United States, or may require export authorizations, including by license, a license exception or other appropriate government authorizations, including annual or semi-annual reporting and the filing of an encryption registration. Export control and economic sanctions laws may also include prohibitions on the sale or supply of certain of our products to embargoed or sanctioned countries, regions, governments, persons and entities. In addition, various countries regulate the importation of certain products, through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products. The exportation, re-exportation and importation of our products and the provision of services, including by our partners, must comply with these laws or else we may be adversely affected, through reputational harm, government investigations, penalties, and a denial or curtailment of our ability to export our products or provide services. Complying with export control and sanctions laws may be time consuming and may result in the delay or loss of sales opportunities. If we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us. Changes in export or import laws or corresponding sanctions may delay the introduction and sale of our products in international markets, or, in some cases, prevent the export or import of our products to certain countries, regions, governments, persons or entities altogether, which could adversely affect our business, financial condition and results of operations.
We are also subject to various domestic and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their employees and intermediaries from authorizing, offering or providing improper payments or benefits to officials and other recipients for improper purposes. Although we take precautions to prevent violations of these laws, our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.
Government regulation of the Internet and e-commerce is evolving, and unfavorable changes or our failure to comply with regulations could harm our operating results.
As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. In addition to data privacy and security laws and regulations, taxation of products and services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services and product offerings, which could harm our business and operating results.
Risks Related to This Offering and Ownership of Our Common Stock
The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, the requirements of the Sarbanes-Oxley Act and the requirements of the NYSE, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.
As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC and the requirements of the NYSE, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•	comply with rules promulgated by the NYSE;

•	continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to insider trading; and

•	involve and retain to a greater degree outside counsel and accountants in the above activities.
Furthermore, while we generally must comply with Section 404 of the Sarbanes-Oxley Act for the year ending December 31, 2018, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an emerging growth company. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the year ending December 31, 2023. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.
In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
There has been no prior public trading market for our common stock, and an active trading market may not develop or be sustained following this offering.
We intend to apply for the listing of our common stock on the NYSE under the symbol “SWI.” However, there has been no prior public trading market for our common stock. We cannot assure you that an active trading market for our common stock will develop on such exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our common stock when desired or the prices that you may obtain for your shares of our common stock.

The trading price of our common stock could be volatile, which could cause the value of your investment to decline.
Technology stocks have historically experienced high levels of volatility. The trading price of our common stock following this offering may fluctuate substantially. Following the completion of this offering, the market price of our common stock may be higher or lower than the price you pay in the offering, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	announcements of new products or technologies, commercial relationships, acquisitions or other events by us or our competitors;

•	changes in how customers perceive the benefits of our products;

•	shifts in the mix of revenue attributable to perpetual licenses and to subscriptions from quarter to quarter;

•	departures of key personnel;

•	price and volume fluctuations in the overall stock market from time to time;

•	fluctuations in the trading volume of our shares or the size of our public float;

•	sales of large blocks of our common stock, including sales by our Sponsors;

•	actual or anticipated changes or fluctuations in our operating results;

•	whether our operating results meet the expectations of securities analysts or investors;

•	changes in actual or future expectations of investors or securities analysts;

•	litigation involving us, our industry or both;

•	regulatory developments in the United States, foreign countries or both;

•	general economic conditions and trends;

•	major catastrophic events in our domestic and foreign markets; and

•	“flash crashes,” “freeze flashes” or other glitches that disrupt trading on the securities exchange on which we are listed.
In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the trading price of a company’s securities, securities class-action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business. This could have an adverse effect on our business, operating results and financial condition.

If securities analysts or industry analysts were to downgrade our stock, publish negative research or reports or fail to publish reports about our business, our competitive position could suffer, and our stock price and trading volume could decline.
The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If our results fail to meet the expectations of one or more of the analysts who cover our stock, or if one or more of such analysts should downgrade our stock or publish negative research or reports, cease coverage of our company or fail to regularly publish reports about our business, our competitive position could suffer, and our stock price and trading volume could decline.
Investors in this offering will experience immediate and substantial dilution of $       per share.
Based on an assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $         per share in the as-adjusted net tangible book value per share of common stock from the initial public offering price, and our as-adjusted net tangible book value as of June 30, 2018 , after giving effect to this offering would be $         per share. This dilution is due in large part to earlier investors’ having paid substantially less than the initial public offering price when they purchased their shares. See “ Dilution ” below.
Sales of substantial amounts of our common stock in the public markets, or the perception that such sales could occur, could reduce the market price of our common stock.
Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our common stock as of June 30, 2018, upon the completion of this offering, we will have approximately              shares of common stock outstanding (assuming an initial public offering price of $        per share (the midpoint of the estimated price range set forth on the cover page of this prospectus)). All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our “affiliates” as defined in Rule 144 under the Securities Act.
Subject to certain exceptions described in “Underwriting,” we, our directors and executive officers, the Sponsors and their affiliated funds, the selling stockholders and substantially all of the other holders of our common stock or stock options outstanding immediately prior to this offering (including holders of shares of common stock to be issued as a result of the Class A Conversion) have agreed or will agree to enter into lock-up agreements with the underwriters of this offering pursuant to which we and they have agreed or will agree that, subject to certain exceptions, we and they will not dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus. See “Underwriting” and “Shares Eligible for Future Sale” below for more information. Sales of a substantial number of such shares upon expiration of, or the perception that such sales may occur, or early release of the securities subject to, the lock-up agreements could cause our stock price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.
Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise will dilute all other stockholders.
We may issue additional capital stock in the future that will result in dilution to all other stockholders. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per-share value of our common stock to decline.

Management will have broad discretion over the use of our proceeds from this offering.
The principal purposes of this offering include increasing our financial flexibility, creating a public market for our stock, thereby enabling access to the public equity markets by our employees and stockholders, obtaining additional capital and increasing our visibility in the marketplace. We intend to use our net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures, and to repay a portion of the borrowings outstanding under our second lien term loan facility. See “Use of Proceeds.” We cannot specify with certainty the particular uses of the net proceeds to us from this offering. Accordingly, we will have broad discretion in using these proceeds and might not be able to obtain a significant return, if any, on investment of these net proceeds. Investors in this offering will need to rely upon the judgment of our management with respect to the use of our proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, operating results and financial condition could be harmed.
We do not intend to pay dividends on our common stock, and consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.
We do not intend to pay dividends on our common stock after the completion of this offering. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. As a result, you may receive a return on your investment in our common stock only if the market price of our common stock increases.
Our restated charter and restated bylaws will contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.
Our restated charter and restated bylaws will contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors who are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

•	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•	after the Sponsors cease to beneficially own, in the aggregate, at least % of the outstanding shares of our common stock, removal of directors only for cause;

•
the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•
subject to the rights of the Sponsors under the stockholders’ agreement, allowing only our board of directors to fill vacancies on our board of directors, which prevents stockholders from being able to fill vacancies on our board of directors;

•
after the Sponsors cease to beneficially own, in the aggregate, at least       % of the outstanding shares of our common stock, a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•
after the Sponsors cease to beneficially own, in the aggregate, at least       % of the outstanding shares of our common stock, the requirement that a special meeting of stockholders may be called only by our board of directors, the chairperson of our board of directors, our chief executive officer or our president (in the absence of a chief executive officer), which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•
after the Sponsors cease to beneficially own, in the aggregate, at least       % of the outstanding shares of our common stock, the requirement for the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our restated charter relating to the management of our business (including our classified board structure) or certain provisions of our bylaws, which may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

•
the ability of our board of directors to amend the bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt;

•
advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us; and

•	a prohibition of cumulative voting in the election of our board of directors, which would otherwise allow less than a majority of stockholders to elect director candidates.
Our restated charter will also contain a provision that provides us with protections similar to Section 203 of the Delaware General Corporation Law, or the DGCL, and prevents us from engaging in a business combination, such as a merger, with an interested stockholder (i.e., a person or group that acquires at least 15% of our voting stock) for a period of three years from the date such person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. However, our restated charter will also provide that the Sponsors, including the Silver Lake Funds and the Thoma Bravo Funds and any persons to whom any Silver Lake Fund or Thoma Bravo Fund or any of their respective affiliates sells its common stock, will not constitute “interested stockholders” for purposes of this provision.
The Sponsors have a controlling influence over matters requiring stockholder approval, which could delay or prevent a change of control.
Silver Lake, as the ultimate general partner of the Silver Lake Funds, beneficially owned in the aggregate     % of our common stock as of           , 2018, and, after this offering, will beneficially own in the aggregate     % of our common stock (or, if the underwriters’ option to purchase additional shares is exercised in full,     % of our common stock), assuming an offering size as set forth in “Prospectus Summary—The Offering,” participation in this offering as set forth in “Principal and Selling Stockholders” and an initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus). Thoma Bravo, as the ultimate general partner of the Thoma Bravo Funds, beneficially owned in the aggregate     % of our common stock as of           , 2018 and, after this offering, will beneficially own in the aggregate     % of our common stock (or, if the underwriters’ option to purchase additional shares is exercised in full,     % of our common stock), assuming an offering size as set forth in “Prospectus Summary—The Offering,” participation in this offering as set forth in “Principal and Selling Stockholders” and an initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus). The Sponsors have entered into a stockholders’ agreement whereby they each agreed, among other things, to vote the shares each beneficially owns in favor of the director nominees designated by the applicable Sponsor. As a result, Silver Lake and Thoma Bravo could exert significant influence over our operations and business strategy and would together have sufficient voting power to effectively control the outcome of matters requiring stockholder approval. These matters may include:

•	the composition of our board of directors, which has the authority to direct our business and to appoint and remove our officers;

•	approving or rejecting a merger, consolidation or other business combination;

•	raising future capital; and

•	amending our restated charter and restated bylaws, which govern the rights attached to our common stock.

Additionally, for so long as the Sponsors beneficially own, in the aggregate,           % or more of our outstanding shares of common stock, the Sponsors will have the right to designate a majority of our board of directors. For so long as the Sponsors have the right to designate a majority of our board of directors, the directors designated by the Sponsors are expected to constitute a majority of each committee of our board of directors, other than the audit committee, and the chairman of each of the committees, other than the audit committee, is expected to be a director serving on such committee who is designated by the Sponsors. However, as soon as we are no longer a “controlled company” under the NYSE corporate governance standards, our committee membership will comply with all applicable requirements of those standards and a majority of our board of directors will be “independent directors,” as defined under the rules of the NYSE, subject to any phase-in provisions.
This concentration of ownership of our common stock could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our common stock that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our common stock. This concentration of ownership may also adversely affect our share price.
Certain of our directors have relationships with the Sponsors, which may cause conflicts of interest with respect to our business.
Following this offering,      of our      directors will be affiliated with Silver Lake and        of our directors will be affiliated with Thoma Bravo. These directors have fiduciary duties to us and, in addition, have duties to the respective Sponsor. As a result, these directors may face real or apparent conflicts of interest with respect to matters affecting both us and the Sponsors, whose interests may be adverse to ours in some circumstances.
The Sponsors and their affiliated funds may pursue corporate opportunities independent of us that could present conflicts with our and our stockholders’ interests.
The Sponsors and their affiliated funds are in the business of making or advising on investments in companies and hold (and may from time to time in the future acquire) interests in or provide advice to businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. The Sponsors and their affiliated funds may also pursue acquisitions that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.
Our restated charter will provide that no officer or director of the Company who is also an officer, director, employee, partner, managing director, principal, independent contractor or other affiliate of either of the Sponsors will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual pursues or acquires a corporate opportunity for its own account or the account of an affiliate, as applicable, instead of us, directs a corporate opportunity to any other person instead of us or does not communicate information regarding a corporate opportunity to us.
We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.
Our restated charter will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our common stock.

Our restated charter will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.
Our restated charter will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our charter or bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our restated charter described in the preceding sentence. This choice-of-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our restated charter inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or operating results.
For as long as we are an emerging growth company, we will not be required to comply with certain requirements that apply to other public companies.
We are an emerging growth company, as defined in the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, we, unlike other public companies, will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) comply with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosures regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation and any golden-parachute payments not previously approved. In addition, the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for adopting new or revised financial accounting standards. We intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards permitted under the JOBS Act until we are no longer an emerging growth company. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to the JOBS Act.
We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenue in a fiscal year, have more than $700.0 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.
For so long as we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. We cannot predict whether investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
We expect to be a controlled company within the meaning of the NYSE rules and, as a result, will qualify for and intend to rely on exemptions from certain corporate governance requirements.
Upon the completion of this offering, the Sponsors will beneficially own a majority of the combined voting power of all classes of our outstanding voting stock. As a result, we expect to be a controlled company within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors as defined under the rules of the NYSE;

•	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.
These requirements will not apply to us as long as we remain a controlled company. Following the offering, we intend to take advantage of these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. See “Management—Status As a Controlled Company.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus, including “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus, other than statements of historical fact, are forward-looking. You can identify forward-looking statements by terminology such as “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “seeks,” “should,” “will,” or “would” or the negative of these terms or similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	Our expectations regarding our plans and strategies to grow our business and expand our market share, including internationally;

•	Our expectations concerning our product offerings and the expansion of these offerings and our market opportunities;

•	Our expectations regarding our financial condition and results of operations, including revenue, operating expenses and cash flow;

•	Our expectations regarding our non-U.S. earnings in foreign operations;

•	Our expectations concerning potential acquisitions and the anticipated benefits of acquisitions;

•	Our expectations concerning our ability to compete successfully against current and future competitors;

•	Our market opportunities and our ability to take advantage of such market opportunities, the demand for IT management products in various markets, and factors contributing to such demand;

•	Trends associated with our industry and potential market;

•	Our sales and marketing efforts and our expectations about the results of those efforts;

•	Our expectations about our ability to generate and maintain customer loyalty and our ability to manage customer growth;

•	Our expectations regarding investment plans and capital expenditures;

•	Our research and development plans;

•	Our equity compensation plans and practices;

•	Our future borrowings and our beliefs regarding the sufficiency of our cash and cash equivalents, cash flows from operating activities and borrowing capacity;

•	Our ability to attract and retain qualified employees and key personnel;

•	Our ability to protect and defend our intellectual property and not infringe upon others’ intellectual property; and

•	Other factors that we discuss in this prospectus in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
There are a number of important factors that could cause our actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss in this prospectus in “Risk Factors.” You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-

looking statements. Forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity, and market share, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources, and on our knowledge of the markets for our products. In addition, while we believe the industry, market and competitive position data included in this prospectus is reliable and is based on reasonable assumptions, such data is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates included in this prospectus.
Some of the industry and market data contained in this prospectus are based on information from various sources, including a report we commissioned by Compass Intelligence Research and independent industry publications generated by IDC. The IDC reports referenced herein, or the IDC Reports, represent research opinions or viewpoints published, as part of a syndicated subscription service, by IDC and are not representations of fact. Each IDC Report speaks as of its original publication date (and not as of the date of this prospectus), and the opinions expressed in the IDC Reports are subject to change without notice.

USE OF PROCEEDS
We estimate that our net proceeds from this offering will be approximately $            million, assuming an initial public offering price of $       per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, the net proceeds to us will be approximately $            million.
Each $1.00 increase or decrease in the assumed initial public offering price of $       per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $            million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase or decrease of 1.0 million in the number of shares of our common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $            million, assuming the assumed initial public offering price remains the same.
We will not receive any of the proceeds from the sale of the shares being offered by the selling stockholders. The selling stockholders include certain of our executive officers and members of our board of directors or entities affiliated with or controlled by them.
The principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders.
We intend to use our net proceeds from this offering for general corporate purposes, including working capital, capital expenditures and continued investments in our growth strategies described in “Business—Growth Strategies,” and to repay $          of the borrowings outstanding under our second lien term loan.
As of June 30, 2018 , we had $315.0 million of debt outstanding under our second lien term loan. The second lien term loan matures on February 5, 2025, and bears interest at a variable rate, initially 9.03%. All of the outstanding borrowings under our second lien term loan that were incurred within one year of the date of this prospectus were incurred to refinance outstanding debt.
We may also use a portion of our net proceeds to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments for any acquisitions at this time.
Our expected uses of our net proceeds from this offering are based upon our present plans, objectives and business condition. As of the date of this prospectus, we cannot predict with certainty the particular uses for our net proceeds from this offering, and management has not estimated the amount of proceeds, or the range of proceeds, to be used for any particular purpose. As such, our management will have broad discretion in the application of our net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of our net proceeds. Pending the use of our proceeds from this offering as described above, we intend to invest our net proceeds in short-term and long-term interest-bearing obligations, including government and investment-grade debt securities and money market funds.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our common stock. Neither Delaware law nor our restated charter requires our board of directors to declare dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not expect to pay any dividends on our common stock in the foreseeable future. Any future determination to declare cash dividends on our common stock will be made at the discretion of our board of directors and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. In addition, our credit facilities place restrictions on our ability to pay cash dividends.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2018:

•	on an actual basis;

•
on a pro forma basis, giving effect to the Class A Conversion as if it had occurred on June 30, 2018 , assuming an initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) ; and

•
on a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above and the sale and issuance by us of           shares of our common stock in this offering, assuming an initial public offering price of $       per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of our net proceeds from this offering as set forth under “Use of Proceeds.”

You should read the information in this table together with our consolidated financial statements and related notes and “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds” included elsewhere in this prospectus.

	As of June 30, 2018
	Actual	Pro Forma	Pro Forma As Adjusted

	(In thousands, except share and per share data)
Cash and cash equivalents(1)	$278,078	$—	$—
Long-term debt, net of current portion:	$2,218,684	$—	$—
Redeemable convertible Class A common stock, $0.001 par value per share—5,755,000 shares authorized, 2,661,030 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	3,288,900	—	—
Stockholders’ equity (deficit):
Preferred stock, $0.001 per value per share— shares authorized and no shares issued and outstanding, actual; shares authorized and no shares issued and outstanding, pro forma, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value per share— 233,000,000 shares authorized and 107,247,724 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	102	—	—
Additional paid-in capital(1)	—	—	—
Accumulated other comprehensive income (loss)	49,725
Accumulated deficit	(1,033,568)	—	—
Total stockholders’ equity (deficit)(1)	(983,741)	—	—
Total capitalization(1)	$4,523,843	$—	$—
________________

(1)
A $1.00 increase or decrease in the assumed initial public offering price of $            per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase or decrease cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $            million, $            million, $            million and $            million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1.0 million shares offered by us at the assumed offering price of $            per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase or decrease cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $            million, $            million, $            million and $            million, respectively, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION
If you purchase shares of our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share immediately after this offering. Dilution in pro forma net tangible book value per share to investors purchasing shares of our common stock in this offering represents the difference between the amount per share paid by investors purchasing shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering.
Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our pro forma net tangible book value as of June 30, 2018 was $            , or $        per share, based on the total number of shares of our common stock outstanding as of June 30, 2018 , after giving effect to the Class A Conversion, which will occur immediately prior to the completion of this offering.
After giving effect to the sale by us of              shares of our common stock in this offering at the initial public offering price of $            per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2018 would have been $            , or $            per share. This represents an immediate increase in pro forma net tangible book value of $            per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $            per share to investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

Initial public offering price per share
Pro forma net tangible book value per share as of 2018, before giving effect to this offering
Increase in pro forma net tangible book value per share attributable to investors purchasing shares of our common stock in this offering
Pro forma as adjusted net tangible book value per share immediately after the completion of this offering
Dilution in pro forma net tangible book value per share to investors purchasing shares in this offering
________________

(1)
If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma as adjusted net tangible book value per share to new investors in this offering would equal $            or $            , respectively.

If the underwriters’ option to purchase additional shares is exercised in full, the pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering would be $            per share, and the dilution in pro forma net tangible book value per share to investors purchasing shares of our common stock in this offering would be $            per share.

The following table presents, on a pro forma basis as of June 30, 2018 , after giving effect to (i) the automatic conversion of all outstanding shares of our Class A Stock into an aggregate of              shares of our common stock (assuming an initial public offering price of $            per share (the midpoint of the estimated price range set forth on the cover page of this prospectus)), which conversion will occur immediately prior to the completion of this offering, and (ii) the sale by us of              shares of our common stock in this offering at the initial public offering price of $            per share, the difference between the existing stockholders and the investors purchasing shares of our common stock in this offering with respect to the number of shares of our common stock purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	$	%	$	%	$
Investors purchasing shares of our common stock in this offering
Totals		100%		100%
Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option. If the underwriters’ option to purchase additional shares were exercised in full, our existing stockholders would own     % and the investors purchasing shares of our common stock in this offering would own     % of the total number of shares of our capital stock outstanding immediately after completion of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA
The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus. The following selected consolidated financial data is not intended to replace, and is qualified in its entirety by, the consolidated financial statements and related notes included elsewhere in this prospectus.
On February 5, 2016, we were acquired by the Sponsors in a take private transaction, or the Take Private. As a result of the Take Private, we applied purchase accounting on the date of the Take Private. We refer to the Company as Predecessor in the periods before the Take Private and Successor in the subsequent periods.
The selected consolidated statements of operations presented below from January 1, 2016 to February 4, 2016 relate to the Predecessor and are derived from audited consolidated financial statements that are included in this prospectus. The selected consolidated statements of operations data for the period from February 5, 2016 to December 31, 2017, and the consolidated balance sheet data as of December 31, 2016 and 2017, relate to the Successor and are derived from audited consolidated financial statements that are included in this prospectus.
The selected consolidated statements of operations data for the six months ended June 30, 2017 and 2018 and the selected consolidated balance sheet data as of June 30, 2018 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial data on the same basis as the audited consolidated financial statements. The unaudited consolidated financial data include, in our opinion, all adjustments of a normal, recurring nature that we consider necessary for a fair statement of the financial information set forth in those statements.
Although the period from January 1, 2016 to February 4, 2016 relates to the Predecessor and the period from February 5, 2016 to December 31, 2016 relates to the Successor, to assist with the period-to-period comparison we have combined these periods as a sum of the amounts without any other adjustments and refer to the combined period as the combined year ended December 31, 2016. This combination does not comply with GAAP or with the rules for pro forma presentation.
Our historical results are not necessarily indicative of the results to be expected in the future, and our operating results for the six months ended June 30, 2018 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2018.

Consolidated Statement of Operations Data:
	Predecessor	Successor	Combined	Successor	Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	(Unaudited) Year Ended December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2016	2017	2017	2018

		(in thousands, except per share data)			(unaudited)
Revenue:
Subscription	$6,551	$126,960	$133,511	$213,754	$100,041	$128,291
Maintenance	29,500	145,234	174,734	357,630	168,203	195,767
Total recurring revenue	36,051	272,194	308,245	571,384	268,244	324,058
License	11,276	149,900	161,176	156,633	72,322	74,573
Total revenue	47,327	422,094	469,421	728,017	340,566	398,631
Cost of revenue:
Cost of recurring revenue(1)	9,551	46,238	55,789	60,698	29,689	34,595
Amortization of acquired technologies	2,186	147,517	149,703	171,033	84,268	88,286
Total cost of revenue	11,737	193,755	205,492	231,731	113,957	122,881
Gross profit	35,590	228,339	263,929	496,286	226,609	275,750
Operating expenses:(1)
Sales and marketing	47,064	165,355	212,419	205,631	101,128	109,096
Research and development	32,183	65,806	97,989	86,618	42,893	48,526
General and administrative	79,636	71,011	150,647	67,303	35,785	40,252
Amortization of acquired intangibles	917	58,553	59,470	67,080	32,875	33,781
Total operating expenses	159,800	360,725	520,525	426,632	212,681	231,655
Operating income (loss)	(124,210)	(132,386)	(256,596)	69,654	13,928	44,095
Other income (expense):
Interest expense, net	(473)	(169,900)	(170,373)	(169,786)	(84,484)	(76,476)
Other income (expense), net(2)	(284)	(56,959)	(57,243)	38,664	15,400	(74,463)
Total other income (expense)	(757)	(226,859)	(227,616)	(131,122)	(69,084)	(150,939)
Loss before income taxes	(124,967)	(359,245)	(484,212)	(61,468)	(55,156)	(106,844)
Income tax expense (benefit)	(53,156)	(96,651)	(149,807)	22,398	(9,414)	(19,919)
Net loss	$(71,811)	$(262,594)	$(334,405)	$(83,866)	$(45,742)	$(86,925)
Net loss available to common stockholders	$(71,811)	$(480,498)	$(552,309)	$(351,873)	$(175,683)	$(228,938)
Net loss per share:
Basic loss per share	$(1.00)	$(4.98)		$(3.50)	$(1.75)	$(2.25)
Diluted loss per share	$(1.00)	$(4.98)		$(3.50)	$(1.75)	$(2.25)
Weighted-average shares used to compute net loss per share:
Shares used in computation of basic loss per share	71,989	96,465		100,433	100,112	101,832
Shares used in computation of diluted loss per share	71,989	96,465		100,433	100,112	101,832
Pro forma basic and diluted loss per share available to common stockholders(3)(4)
Pro forma weighted-average shares used in computation of basic and diluted net loss per share(3)(4)

________________

(1)	Includes stock-based compensation as follows:

	Predecessor	Successor	Combined	Successor	Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	(Unaudited) Year Ended December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2016	2017	2017	2018

		(in thousands)			(unaudited)
Cost of recurring revenue	$5,562	$2	$5,564	$4	$2	$5
Sales and marketing	30,725	7	30,732	44	16	119
Research and development	23,822	7	23,829	21	8	27
General and administrative	27,654	1	27,655	11	2	21
	$87,763	$17	$87,780	$80	$28	$172

(2)	Other income (expense), net includes the following:

	Predecessor	Successor	Combined	Successor	Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	(Unaudited) Year Ended December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2016	2017	2017	2018

		(in thousands)			(unaudited)
Unrealized net transaction gains (losses) related to remeasurement of intercompany loans	$—	$(26,651)	$(26,651)	$56,539	$35,181	$(12,711)

(3)
See Note 12. Net Loss Per Share in the Notes to Consolidated Financial Statements appearing elsewhere in this prospectus for an explanation of the method used to compute the historical and pro forma net loss per share available to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

(4)
Pro forma basic and diluted net loss per share available to common stockholders and pro forma weighted-average common shares outstanding have been computed assuming (a) the Class A Conversion, which will occur immediately prior to the completion of this offering, and (b) the issuance by us of shares of common stock in the offering and the application of our net proceeds from this offering as set forth under “Use of Proceeds,” assuming an initial public offering price of $       per share (the midpoint of the estimated price range set forth on the cover page of this prospectus). This pro forma data is presented for informational purposes only and does not purport to represent what our net loss or net loss per share available to common stockholders actually would have been had the Class A Conversion occurred on January 1, 2017 or to project our net loss or net loss per share for any future period.

Consolidated Balance Sheet Data:	As of		As of
	December 31,		June 30,
	2016	2017	2018

	(in thousands)		(unaudited)
Cash and cash equivalents	$101,643	$277,716	$278,078
Working capital, excluding deferred revenue	158,637	302,012	299,506
Total assets	5,202,689	5,327,064	5,173,639
Deferred revenue, current and non-current portion(1)	217,722	261,791	276,135
Long-term debt, net of current portion	2,242,892	2,245,622	2,218,684
Total liabilities	2,842,828	2,909,938	2,868,480
Redeemable convertible Class A common stock	2,879,504	3,146,887	3,288,900
Total stockholders’ deficit	(519,643)	(729,761)	(983,741)
_______________

(1)
At June 30, 2018 , deferred revenue reflects a write-down of $1.2 million associated with purchase accounting adjustments. These cumulative purchase price adjustments will not have an impact on the December 31, 2018 deferred revenue balances.

Impact of Purchase Accounting Related to the Take Private and Acquisitions
The comparability of our operating results in fiscal 2017 versus fiscal 2016 was significantly impacted by the Take Private and to a lesser extent, other acquisitions. We account for acquired businesses, including the Take Private, using the acquisition method of accounting, which requires that the assets acquired and liabilities assumed, including deferred revenue, be recorded at the date of acquisition at their respective fair values which could differ from the historical book values. In most cases, adjusting the acquired deferred revenue balances to fair value on the date of the relevant acquisition had the effect of reducing the historical deferred revenue balance and therefore reducing the revenue recognized in subsequent periods. In addition, we incurred amortization of acquired technology and intangibles in connection with the Take Private and to a lesser extent, other acquisitions. For further information of the impact of the Take Private and other acquisitions on our financial statements, see “Non-GAAP Financial Measures” below. See also Note 4. Acquisitions in the Notes to Consolidated Financial Statements. While the deferred revenue written down in connection with our acquisitions will never be recognized as revenue under GAAP, we do not expect the Take Private to have an impact on future renewal rates of the maintenance contracts included within the deferred revenue write-down, nor do we expect revenue generated from new license and subscription contracts to be similarly impacted by purchase accounting adjustments.

Non-GAAP Financial Measures
In addition to financial measures prepared in accordance with GAAP, we use certain non-GAAP financial measures to clarify and enhance our understanding, and aid in the period-to-period comparison, of our performance. We believe that these non-GAAP financial measures provide supplemental information that is meaningful when assessing our operating performance because they exclude the impact of certain amounts that our management and board of directors do not consider part of core operating results when assessing our operational performance, allocating resources, preparing annual budgets and determining compensation. Accordingly, these non-GAAP financial measures may provide insight to investors into the motivation and decision-making of management in operating the business. Set forth in the first table below are the corresponding GAAP financial measures for each non-GAAP financial measure. Investors are encouraged to review the reconciliation of each of these non-GAAP financial measures to its most comparable GAAP financial measure included below.

	Predecessor	Successor(1)	Combined(1)	Successor	Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	(Unaudited) Year Ended December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2016	2017	2017	2018

		(in thousands, except margin data)			(unaudited)
Subscription revenue	$6,551	$126,960	$133,511	$213,754	$100,041	$128,291
Maintenance revenue	29,500	145,234	174,734	357,630	168,203	195,767
License revenue	11,276	149,900	161,176	156,633	72,322	74,573
Total revenue	47,327	422,094	469,421	728,017	340,566	398,631
Gross margin	75.2%	54.1%	56.2%	68.2%	66.5%	69.2%
Operating margin	(262.5)%	(31.4)%	(54.7)%	9.6%	4.1%	11.1%
Net loss	(71,811)	(262,594)	(334,405)	(83,866)	(45,742)	(86,925)

	Predecessor	Successor(1)	Combined(1)	Successor	Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	(Unaudited) Year Ended December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2016	2017	2017	2018

		(in thousands, except margin data)			(unaudited)
Non-GAAP subscription revenue	$6,551	$134,179	$140,730	$215,218	$100,856	$129,253
Non-GAAP maintenance revenue	29,500	298,454	327,954	369,144	177,013	197,366
Non-GAAP license revenue	11,276	150,821	162,097	156,636	72,325	74,573
Non-GAAP total revenue	47,327	583,454	630,781	740,998	350,194	401,192
Non-GAAP gross margin	93.5%	92.2%	92.3%	91.9%	91.6%	91.4%
Non-GAAP operating margin	44.9%	48.4%	48.2%	46.9%	44.2%	45.1%
Adjusted EBITDA	21,963	293,200	315,163	361,871	162,502	189,174
________________

(1)	The operating results of LOGICnow are included in our consolidated financial statements from the acquisition date of May 27, 2016 to December 31, 2016.

While we believe that these non-GAAP financial measures provide useful supplemental information, non-GAAP financial measures have limitations and should not be considered in isolation from, or as a substitute for, their most comparable GAAP measures. These non-GAAP financial measures are not prepared in accordance with GAAP, do not reflect a comprehensive system of accounting and may not be comparable to similarly titled measures of other companies due to potential differences in their financing and accounting methods, the book value of their assets, their capital structures, the method by which their assets were acquired and the manner in which they define non-GAAP measures.

Items such as the amortization of intangible assets, stock-based compensation expense, acquisition related adjustments and restructuring charges, as well as the related tax impacts of these items can have a material impact on our GAAP financial results.
Non-GAAP Revenue. We define non-GAAP subscription revenue, non-GAAP maintenance revenue, non-GAAP license revenue and non-GAAP total revenue, as subscription revenue, maintenance revenue, license revenue and total revenue, respectively, excluding the impact of purchase accounting. We monitor these measures to assess our performance because we believe our revenue growth rates would be overstated without these adjustments. We believe presenting non-GAAP subscription revenue, non-GAAP maintenance revenue and non-GAAP license revenue and non-GAAP total revenue aids in the comparability between periods and in assessing our overall operating performance.
Non-GAAP Cost of Revenue and Non-GAAP Operating Income. We provide non-GAAP cost of revenue and non-GAAP operating income and related non-GAAP margins using non-GAAP revenue as discussed above and excluding such items as the write-down of deferred revenue related to purchase accounting, amortization of acquired intangible assets, stock-based compensation expense, acquisition and Sponsor related costs and restructuring charges and other. Management believes these measures are useful for the following reasons:

•
Amortization of Acquired Intangible Assets. We provide non-GAAP information that excludes expenses related to purchased intangible assets associated with our acquisitions. We believe that eliminating this expense from our non-GAAP measures is useful to investors, because the amortization of acquired intangible assets can be inconsistent in amount and frequency and is significantly impacted by the timing and magnitude of our acquisition transactions, which also vary in frequency from period to period. Accordingly, we analyze the performance of our operations in each period without regard to such expenses.

•
Stock-Based Compensation Expense. We provide non-GAAP information that excludes expenses related to stock-based compensation. We believe that the exclusion of stock-based compensation expense provides for a better comparison of our operating results to prior periods and to our peer companies as the calculations of stock-based compensation vary from period to period and company to company due to different valuation methodologies, subjective assumptions and the variety of award types. Because of these unique characteristics of stock-based compensation, management excludes these expenses when analyzing the organization’s business performance.

•
Acquisition and Sponsor Related Costs. We exclude certain expense items resulting from the Take Private and other acquisitions, such as legal, accounting and advisory fees, changes in fair value of contingent consideration, costs related to integrating the acquired businesses, deferred compensation, severance and retention expense. We consider these adjustments, to some extent, to be unpredictable and dependent on a significant number of factors that are outside of our control. Furthermore, acquisitions result in operating expenses that would not otherwise have been incurred by us in the normal course of our organic business operations. We believe that providing these non-GAAP measures that exclude acquisition and Sponsor related costs, allows users of our financial statements to better review and understand the historical and current results of our continuing operations, and also facilitates comparisons to our historical results and results of less acquisitive peer companies, both with and without such adjustments.

•
Restructuring Charges and Other. We provide non-GAAP information that excludes restructuring charges such as severance and the estimated costs of exiting and terminating facility lease commitments, as they relate to our corporate restructuring and exit activities. These restructuring charges are inconsistent in amount and are significantly impacted by the timing and nature of these events. Therefore, although we may incur these types of expenses in the future, we believe that eliminating these charges for purposes of calculating the non-GAAP financial measures facilitates a more meaningful evaluation of our operating performance and comparisons to our past operating performance.

	Predecessor	Successor	Combined	Successor	Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	(Unaudited) Year Ended December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2016	2017	2017	2018

		(in thousands, except margin data)			(unaudited)
Revenue:
GAAP subscription revenue	$6,551	$126,960	$133,511	$213,754	$100,041	$128,291
Impact of purchase accounting	—	7,219	7,219	1,464	815	962
Non-GAAP subscription revenue	6,551	134,179	140,730	215,218	100,856	129,253
GAAP maintenance revenue	29,500	145,234	174,734	357,630	168,203	195,767
Impact of purchase accounting	—	153,220	153,220	11,514	8,810	1,599
Non-GAAP maintenance revenue	29,500	298,454	327,954	369,144	177,013	197,366
GAAP total recurring revenue	36,051	272,194	308,245	571,384	268,244	324,058
Impact of purchase accounting	—	160,439	160,439	12,978	9,625	2,561
Non-GAAP total recurring revenue	36,051	432,633	468,684	584,362	277,869	326,619
GAAP license revenue	11,276	149,900	161,176	156,633	72,322	74,573
Impact of purchase accounting	—	921	921	3	3	—
Non-GAAP license revenue	11,276	150,821	162,097	156,636	72,325	74,573
Total GAAP revenue	$47,327	$422,094	$469,421	$728,017	$340,566	$398,631
Impact of purchase accounting	$—	$161,360	$161,360	$12,981	$9,628	$2,561
Total non-GAAP revenue	$47,327	$583,454	$630,781	$740,998	$350,194	$401,192

GAAP gross profit	$35,590	$228,339	$263,929	$496,286	$226,609	$275,750
Impact of purchase accounting	—	161,360	161,360	12,981	9,628	2,561
Stock-based compensation expense	5,562	2	5,564	4	2	5
Amortization of acquired technologies	2,186	147,517	149,703	171,033	84,268	88,286
Acquisition and Sponsor related costs	720	502	1,222	371	184	162
Restructuring costs and other	187	10	197	12	—	—
Non-GAAP gross profit	$44,245	$537,730	$581,975	$680,687	$320,691	$366,764
GAAP gross margin	75.2%	54.1%	56.2%	68.2%	66.5%	69.2%
Non-GAAP gross margin	93.5%	92.2%	92.3%	91.9%	91.6%	91.4%

	Predecessor	Successor	Combined	Successor	Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	(Unaudited) Year Ended December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2016	2017	2017	2018

		(in thousands, except margin data)			(unaudited)

GAAP sales and marketing expense	$47,064	$165,355	$212,419	$205,631	$101,128	$109,096
Stock-based compensation expense	(30,725)	(7)	(30,732)	(44)	(16)	(119)
Acquisition and Sponsor related costs	(2,391)	(8,371)	(10,762)	(3,836)	(1,909)	(1,325)
Restructuring costs and other	(412)	(209)	(621)	(170)	(10)	(45)
Non-GAAP sales and marketing expense	$13,536	$156,768	$170,304	$201,581	$99,193	$107,607

GAAP research and development expense	$32,183	$65,806	$97,989	$86,618	$42,893	$48,526
Stock-based compensation expense	(23,822)	(7)	(23,829)	(21)	(8)	(27)
Acquisition and Sponsor related costs	(1,930)	(3,883)	(5,813)	(3,951)	(1,980)	(1,445)
Restructuring costs and other	(838)	(466)	(1,304)	(262)	(100)	(201)
Non-GAAP research and development expense	$5,593	$61,450	$67,043	$82,384	$40,805	$46,853

GAAP general and administrative expense	$79,636	$71,011	$150,647	$67,303	$35,785	$40,252
Stock-based compensation expense	(27,654)	(1)	(27,655)	(11)	(2)	(21)
Acquisition and Sponsor related costs	(48,003)	(31,756)	(79,759)	(15,422)	(7,993)	(7,815)
Restructuring costs and other	(127)	(2,277)	(2,404)	(2,414)	(1,978)	(967)
Non-GAAP general and administrative expense	$3,852	$36,977	$40,829	$49,456	$25,812	$31,449

GAAP operating income (loss)	$(124,210)	$(132,386)	$(256,596)	$69,654	$13,928	$44,095
Impact of purchase accounting	—	161,360	161,360	12,981	9,628	2,561
Stock-based compensation expense	87,763	17	87,780	80	28	172
Amortization of acquired technologies	2,186	147,517	149,703	171,033	84,268	88,286
Amortization of acquired intangibles	917	58,553	59,470	67,080	32,875	33,781
Acquisition and Sponsor related costs	53,044	44,512	97,556	23,580	12,066	10,747
Restructuring costs and other	1,564	2,962	4,526	2,858	2,088	1,213
Non-GAAP operating income (loss) from operations	$21,264	$282,535	$303,799	$347,266	$154,881	$180,855
GAAP operating margin	(262.5)%	(31.4)%	(54.7)%	9.6%	4.1%	11.1%
Non-GAAP operating margin	44.9%	48.4%	48.2%	46.9%	44.2%	45.1%

Adjusted EBITDA
We regularly monitor adjusted EBITDA, as it is a measure we use to assess our operating performance. We define adjusted EBITDA as net income or loss, excluding the impact of purchase accounting on total revenue, amortization of acquired intangible assets and developed technology, depreciation expense, stock-based compensation expense, restructuring and other charges, acquisition and Sponsor related costs, interest expense, net, debt extinguishment and refinancing costs, other income (expense), net, and income tax expense (benefit). Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are: although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; adjusted EBITDA excludes the impact of the write-down of deferred revenue due to purchase accounting in connection with our acquisition, and therefore includes revenue that will never be recognized under GAAP; adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and other companies, including companies in our industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure.
Because of these limitations, you should consider adjusted EBITDA alongside other financial performance measures, including net income (loss) and our other GAAP results. In evaluating adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by the types of items excluded from the calculation of adjusted EBITDA. Adjusted EBITDA is not a presentation made in accordance with GAAP and the use of the term varies from others in our industry.

	Predecessor	Successor (4)	Combined (4)	Successor	Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	(Unaudited) Year Ended December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2016	2017	2017	2018

			(in thousands)		(unaudited)
Net loss	$(71,811)	$(262,594)	$(334,405)	$(83,866)	$(45,742)	$(86,925)
Amortization and depreciation	3,908	215,325	219,233	250,876	123,261	129,614
Income tax expense (benefit)	(53,156)	(96,651)	(149,807)	22,398	(9,414)	(19,919)
Interest expense, net	473	169,900	170,373	169,786	84,484	76,476
Impact of purchase accounting on total revenue	—	161,360	161,360	12,981	9,628	2,561
Unrealized foreign currency (gains) losses(1)	136	34,462	34,598	(56,368)	(33,123)	13,502
Acquisition and Sponsor related costs	53,086	44,512	97,598	23,580	12,066	10,747
Debt related costs(2)	—	23,907	23,907	19,546	19,226	61,733
Stock-based compensation expense(3)	87,763	17	87,780	80	28	172
Restructuring costs and other	1,564	2,962	4,526	2,858	2,088	1,213
Adjusted EBITDA	$21,963	$293,200	$315,163	$361,871	$162,502	$189,174
________________

(1)
Unrealized foreign currency (gains) losses primarily relate to the remeasurement of our intercompany loans and to a lesser extent, unrealized foreign currency (gains) losses on selected assets and liabilities.

(2)
Debt related costs include fees related to our credit agreements, debt refinancing costs and the related write-off of debt issuance costs. The fees related to our credit agreements were $1.1 million, $0.9 million, $0.7 million and $1.1 million for the years ended December 31, 2016 (on a combined basis) and 2017 and for the six months ended June 30, 2017 and 2018 , respectively. See Note 9. Debt in the Notes to Consolidated Financial Statements included elsewhere in this prospectus for additional information regarding our debt and the write-off of debt issuance costs.

(3)
As a result of the Take Private, the costs for the Predecessor period from January 1, 2016 to February 4, 2016 includes $87.5 million of stock-based compensation expense, employer-paid payroll taxes and other costs related to the accelerated vesting of the Predecessor stock awards. See Note 11. Stockholders’ Deficit and Stock-Based Compensation in the Notes to Consolidated Financial Statements included elsewhere in this prospectus for additional information regarding the acceleration of stock-based compensation related to our Predecessor stock awards at the Take Private.

(4)	LOGICnow contributed approximately $57.5 million in subscription revenue from the acquisition date of May 27, 2016 to December 31, 2016.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion and analysis also includes a discussion of certain non-GAAP financial measures. For a description and reconciliation of the non-GAAP measures discussed in this section, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”
On February 5, 2016, we were acquired by affiliates of Silver Lake and Thoma Bravo in a take private transaction, or the Take Private. We applied purchase accounting on the date of the Take Private. We refer to the Company as Predecessor in the periods before the Take Private and Successor in the subsequent periods.
Although the period from January 1, 2016 to February 4, 2016 relates to the Predecessor and the period from February 5, 2016 to December 31, 2016 relates to the Successor, to assist with the period-to-period comparison, we have combined these periods as a sum of the amounts without any other adjustments and refer to the combined period as the combined year ended December 31, 2016. Unless otherwise indicated, all results presented for 2016 represent the combined year ended December 31, 2016. This combination does not comply with GAAP or with the rules for pro forma presentation.
In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially and adversely from those anticipated in the forward-looking statements. See “Special Note Regarding Forward-looking Statements” and “Risk Factors” above for a discussion of the uncertainties, risks and assumptions associated with these statements.
Overview
SolarWinds is a leading provider of information technology, or IT, infrastructure management software. Our products give organizations worldwide, regardless of type, size or IT infrastructure complexity, the power to monitor and manage the performance of their IT environments, whether on-premise, in the cloud, or in hybrid models. We combine powerful, scalable, affordable, easy to use products with a high-velocity, low-touch sales model to grow our business while also generating significant cash flow.
Our approach, which we call the “SolarWinds Model,” is based on our commitment to building a business that is focused on growth and profitability. The five key principles of the SolarWinds Model are:

•	Focus on the Technology Professional. Engage with and truly understand the needs of technology professionals.

•
Build Great Products for the Entire Market. Incorporate those insights into powerful, affordable and easy to use products that solve IT management challenges across the entire market, from small businesses to the largest of global enterprises.

•
Capture Demand Using Cost-Efficient, Mass-Reach Digital Marketing. Market directly to the technology professional who will be the user of our products through digital marketing to optimize our ability to reach the entire market in a cost-efficient manner.

•
Sell from the Inside. Close deals of all sizes without the high cost of an outside sales force by leveraging a low-touch, high-velocity selling motion. Our sales team uses a prescriptive approach designed to manage leads and quickly sell our products pursuant to our standard pricing and contract terms. We do not utilize an outside sales force or provide professional services.

•
Focus on the Long-Term Value of the Relationships with Our Customers. Up-sell and cross-sell products to customers over time to deliver additional value to our customers and to drive growth and profitability.

Our Journey
We began our business in 1999 selling a set of software tools directly to network engineers. Over the next 10 years, we expanded our product offerings, refined our business model and grew our business domestically and internationally.
In 2009, we went public as a point provider of on-premise network management products. Between 2009 and 2015, we continued to grow as we broadened our product offerings beyond network management to include adjacent areas of IT management. We also began developing and acquiring IT management products for the growing cloud and managed service provider, or MSP, markets, where we believed that the SolarWinds Model could be successful.
In February 2016, we were acquired by the Sponsors. Following the acquisition, we pursued our initiatives in the cloud and MSP markets, growing our product offerings and market opportunity through organic product development and targeted acquisitions while at the same time continuing to invest in our on-premise IT management product portfolio. We completed several acquisitions of companies in these new markets and integrated and applied the SolarWinds Model to those acquired businesses. We also enhanced our sales and marketing initiatives to better sell into these new markets.
We meaningfully enhanced our network and systems management products to manage on-premise infrastructure as well as public and private cloud environments. We invested internationally to capture greater market share outside of the U.S. We also focused on offering more subscription-based products that would make our business even more visible and predictable as sales of those products scaled.
We are a very different company today than we were in February 2016. We have continued to grow our leadership in IT management, holding the No. 1 position in the Network Management market for 2016 and 2017 according to IDC, as measured by revenue.3 We have also established a leading position in the market for remote management and monitoring software for MSPs and have become a recognized provider of public cloud management solutions. We have grown our customer relationships and improved revenue and operating performance while investing in our business. We believe our addressable market opportunity is much larger with our recent product acquisitions. We now provide full hybrid IT management products across on-premise and cloud environments.
3 IDC defined Network Management Software functional market, IDC’s Worldwide Semiannual Software Tracker, April 2018.

We have significantly increased our recurring revenue as a result of the significant growth in our subscription sales and the continued growth of our maintenance revenue. In 2017, 78.5% of our total revenue was recurring revenue. We have also increased international revenue as a percentage of total revenue reaching 33.1% in 2017.
Today, we offer over 50 products to monitor and manage network, systems, desktop, application, storage, database and website infrastructures, whether on-premise, in the public or private cloud or in a hybrid IT infrastructure. We intend to continue to innovate and invest in areas of product development that bring new products to market and enhance the functionality, ease of use and integration of our current products. We believe this will strengthen the overall value proposition of our products in any IT environment.
Our Selling Motion
We market and sell our products with an efficient digital marketing and a low-touch, high-velocity sales motion which we call “selling from the inside.” We market and sell directly to technology professionals who monitor and manage the IT infrastructure of their businesses.
We also sell our software through distributors and resellers to supplement our direct sales force, expand our global presence, reach various market segments and help us to initiate and fulfill sales orders from state, local and federal governments and those commercial customers that prefer to make purchases through a particular reseller. We contract directly with end customers when we sell our products through channel partners.
As of June 30, 2018 , we had over 275,000 customers in 190 countries. We define customers as individuals or entities that have an active subscription for at least one of our subscription products or that have purchased one or more of our license products since our inception under a unique customer identification number, with each unique customer identification number constituting a separate customer regardless of the amount purchased. We may have multiple purchasers of our products within a single organization, each of which may be assigned a unique customer identification number and deemed a separate customer.
Our customers use our products in organizations ranging in size from very small businesses to large enterprises, including 499 of the Fortune 500. Customers often initially purchase one of our products to solve a known problem and then expand their purchases over time. The SolarWinds Model allows us to both sell to a broad group of potential customers and close large transactions with significant customers. For example, in each of the past eight calendar quarters, over 6,000 new customers, both large and small, purchased one or more of our products. While some customers may spend as little as $100 with us over a twelve-month period, as of June 30, 2018 , we had 625 customers who had spent more than $100,000 with us in the previous four calendar quarters.

At the same time, we designed the SolarWinds Model to reach organizations that outsource the management of some or all of their IT infrastructure to MSPs. In addition to the customers that we reach directly, as of June 30, 2018 , we had over 22,000 MSP customers that serve over 450,000 organizations. Our revenue from MSP products increases with the addition of end customers served by our MSP customers, the proliferation of devices managed by those MSPs and the expansion of products used by those MSPs to manage end customers’ IT infrastructures.
Our marketing programs capture demand across the entire market of technology professionals. We use an analytics-driven digital marketing program to efficiently drive a high volume of website traffic and deliver high quality leads, which we generally reach through full-featured trials, to our sales teams. We enhance our marketing efforts through daily engagement with THWACK, our online community with over 150,000 registered members that provides forums, tools and valuable resources; several company-sponsored blogs in which we provide perspectives and information relevant to the IT management market; and web-based events designed to train and inform participants about deeper aspects of our products.
We utilize a low-touch, high-velocity selling from the inside motion. Our selling efforts are based on actionable lead routing and efficient pipeline management and focused on helping prospective customers quickly and easily try a fully functional version of our products to solve a known problem. We then help them purchase those products at the appropriate size and level of capability for the IT environments they manage. We do not employ any outside sales or professional service personnel.
Customers often initially purchase one of our products to solve a known problem and then expand their purchases over time after experiencing the quality, ease of use and scalability of our products, the value of our maintenance services and the power of the THWACK community.
Our SolarWinds Model has allowed us to grow while maintaining high levels of operating efficiency. Our total revenue was $469.4 million and $728.0 million in 2016 and 2017, respectively, and $398.6 million in the six months ended June 30, 2018 . Our non-GAAP total revenue was $630.8 million and $741.0 million in 2016 and 2017, respectively, and $401.2 million in the six months ended June 30, 2018 . Recurring revenue, which consists of subscription and maintenance revenue, represented over 80% of our total revenue in the six months ended June 30, 2018 .
We derive subscription revenue from the sale of our cloud management and MSP products. Our subscription revenue was $133.5 million and $213.8 million in 2016 and 2017, respectively, and $128.3 million in the six months ended June 30, 2018 . Our non-GAAP subscription revenue was $140.7 million and $215.2 million in 2016 and 2017, respectively, and $129.3 million in the six months ended June 30, 2018 .
Our net retention rate for our subscription products averaged approximately 105% over the 12-month period ending June 30, 2018 . We define our net retention rate for subscription products as the implied monthly subscription revenue at the end of a period for the base set of customers from which we generated subscription revenue in the year prior to the calculation, divided by the implied monthly subscription revenue one year prior to the date of calculation for that same customer base. We are investing to improve our net retention rate, including by enhancing and expanding our cloud management and MSP products.
We derive license and maintenance revenue from the sale of our on-premise network and systems management perpetual license products. Our license revenue has declined as a percentage of total revenue primarily due to the higher growth of our recurring revenue and represented approximately 22% of our total revenue in 2017. Our license revenue was $161.2 million and $156.6 million in 2016 and 2017, respectively, and $74.6 million in the six months ended June 30, 2018 . Our non-GAAP license revenue was $162.1 million and $156.6 million in 2016 and 2017, respectively, and $74.6 million in the six months ended June 30, 2018 . In 2016, 2017 and in the six months ended June 30, 2018, the revenue allocation of our perpetual license products averaged 71% to license revenue and 29% to maintenance revenue.
Our maintenance revenue grows as we add new customers and as existing customers add new products and renew maintenance services. Our maintenance revenue was $174.7 million and $357.6 million in 2016 and 2017, respectively, and $195.8 million in the six months ended June 30, 2018 . Our non-GAAP maintenance revenue was $328.0 million and $369.1 million in 2016 and 2017, respectively, and $197.4 million in the six months ended June 30, 2018 . The difference between our GAAP and non-GAAP maintenance revenue is primarily the result of the adjustment of our deferred revenue balance to fair value on the date of the Take Private.
Our customers typically renew their maintenance contracts at our standard list maintenance renewal pricing for their applicable products. Our maintenance revenue has grown historically due to the combination of high maintenance renewal rates, typically at list price, and on-going perpetual license sales to new and existing customers.
Our maintenance renewal rates for our perpetual license products have been in the low- to mid-90 percent range for each of the last 12 calendar quarters. We define our maintenance renewal rate as the sales of maintenance services for all existing maintenance contracts expiring in a period, divided by the sum previous sales of maintenance services corresponding to those services expiring in the current period. Sales of maintenance services includes sales of maintenance renewals for a previously purchased product and the amount allocated to maintenance revenue from a license purchase.
We are also building our business to generate strong cash flow over the long term. For the years ended December 31, 2016 and 2017, and the six months ended June 30, 2018 , cash flows from operations were $90.2 million , $232.7 million and $106.1 million , respectively. During those periods, our cash flows from operations were reduced by cash payments for interest on our long-term debt of $141.0 million , $147.1 million and $81.2 million , respectively. We intend to use a portion of the proceeds from this offering to repay indebtedness. Our cash flows from operations after this offering will be positively impacted by the reduction of our indebtedness and the elimination of management fees to our Sponsors upon completion of this offering.
Components of Our Results of Operations
Revenue
Our revenue consists of recurring revenue and perpetual license revenue.

•	Recurring Revenue. The significant majority of our revenue is recurring and consists of subscription and maintenance revenue.

•
Subscription Revenue. We derive subscription revenue from fees received for subscriptions to our cloud management and MSP products. Subscription revenue is recognized ratably over the subscription term after all revenue recognition criteria have been met. We generally invoice subscription agreements monthly in arrears based on usage or monthly in advance over the subscription period. Our subscription revenue grows as customers add new subscription products, upgrade the capacity level of their existing subscription products or increase the usage of their subscription products. Our revenue from MSP products increases with the addition of end customers served by our MSP customers, the proliferation of devices managed by those MSPs and the expansion of products used by those MSPs to manage end customers’ IT infrastructures.

•
Maintenance Revenue. We derive maintenance revenue from the sale of maintenance services associated with our perpetual license products. Perpetual license customers pay for maintenance services based on the products they have purchased. Our maintenance revenue grows when we renew existing maintenance contracts and add new perpetual license customers, and as existing customers add new products. Customers typically renew their maintenance contracts at our standard list maintenance renewal pricing for their applicable products. We generally invoice maintenance contracts annually in advance.

•
License Revenue. We derive license revenue from sales of perpetual licenses of our products to new and existing customers. We include one year of maintenance services as part of our customers’ initial license purchase. We calculate the amount of revenue allocated to the license by subtracting the fair value, which is determined by our standard maintenance renewal price list, of the applicable maintenance services from the total invoice or contract amount. If we increase list prices for maintenance services without increasing prices by a similar percentage for perpetual licenses, the amount of license revenue we recognize at the time of the sale of the perpetual license could be adversely affected.
Cost of Revenue

•
Cost of Recurring Revenue. Cost of recurring revenue consists of technical support personnel costs, royalty fees, hosting fees and an allocation of overhead costs for our subscription revenue and maintenance services. Allocated costs consist of certain facilities, depreciation, benefits, recruiting and IT costs allocated based on headcount.

•	Amortization of Acquired Technologies. We amortize to cost of revenue the capitalized costs of technologies acquired in connection with the Take Private and our other acquisitions.
Operating Expenses
Operating expenses consists of sales and marketing, research and development and general and administrative expenses as well as amortization of acquired intangibles. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, sales commissions, stock-based compensation and contractor fees.

•
Sales and Marketing. Sales and marketing expenses primarily consist of related personnel costs, including our sales, marketing and maintenance renewal and subscription retention teams. Sales and marketing expenses also includes the cost of digital marketing programs such as paid search, search engine optimization and management, website maintenance and design. We expect to continue to hire personnel globally to drive new sales and maintenance renewals.

•
Research and Development. Research and development expenses primarily consist of related personnel costs. We expect to continue to grow our research and development organization, particularly internationally.

•
General and Administrative. General and administrative expenses primarily consist of personnel costs for our executive, finance, legal, human resources and other administrative personnel, general restructuring charges and other acquisition-related costs, professional fees and other general corporate expenses. Since the Take Private, these expenses have also included management fees payable to our Sponsors that will be eliminated upon the completion of this offering.

•	Amortization of Acquired Intangibles. We amortize to operating expenses the capitalized costs of intangible assets acquired in connection with the Take Private and our other acquisitions.
Other Income (Expense)
Other income (expense) primarily consists of interest expense, gains (losses) resulting from changes in exchange rates on foreign currency denominated intercompany loans, and losses on extinguishment of debt. We expect interest expense to decrease following the completion of this offering as we repay indebtedness.
We established multiple foreign currency denominated intercompany loan s as part of the Take Private to provide a conduit to utilize foreign earnings effectively. Until any cash payments are made with respect to these loans, the gains (losses) associated with the changes in exchange rates on amounts borrowed are unrealized non-cash events. Substantially all of these unrealized amounts are related to one foreign currency denominated loan. As of July 1, 2018, this foreign currency denominated intercompany loan will be designated as long-term due to a change in our investment strategy and the new Tax Act. Therefore, beginning on July 1, 2018, the foreign currency transaction gains and losses resulting from remeasurement will be recognized as a component of accumulated other comprehensive income (loss).

Foreign Currency
As a global company, we face exposure to adverse movements in foreign currency exchange rates. Fluctuations in foreign currencies impact the amount of total assets, liabilities, revenue, operating expenses and cash flows that we report for our foreign subsidiaries upon the translation of these amounts into U.S. dollars. See “Quantitative and Qualitative Disclosures About Market Risk” for additional information on how foreign currency impacts our financial results.
Income Tax Expense
Income tax expense consists of domestic and foreign corporate income taxes related to the sale of products. The tax rate on income earned by our North American entities is higher than the tax rate on income earned by our international entities. We expect the income earned by our international entities to grow over time as a percentage of total income, which may result in a decline in our effective income tax rate. However, our effective tax rate will be affected by many other factors including changes in tax laws, regulations or rates, new interpretations of existing laws or regulations, shifts in the allocation of income earned throughout the world and changes in overall levels of income before tax.
The Tax Act was enacted on December 22, 2017. The Tax Act reduces the U.S. federal corporate tax rate from 35% to 21%, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that have not been taxed previously in the U.S. and creates new taxes on certain foreign sourced earnings. For additional discussion about our income taxes, see Note 15. Income Taxes in the Notes to Consolidated Financial Statements included elsewhere in this prospectus.
Results of Operations
The comparability of our operating results in fiscal 2017 compared to fiscal 2016 was impacted by our accounting for acquisitions, including the Take Private, and related activities. We account for acquired businesses using the acquisition method of accounting, which requires that the assets acquired and liabilities assumed, including deferred revenue, be recorded at the date of acquisition at their respective fair values which could differ from the historical book values. In most cases, adjusting the acquired deferred revenue balances to fair value on the date of the relevant acquisition had the effect of reducing the historical deferred revenue balance and therefore reducing the revenue recognized in subsequent periods.

The following table sets forth our results of operations for the periods indicated:

	Predecessor	Successor	Combined	Successor	Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	(Unaudited) Year Ended December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2016	2017	2017	2018

		(in thousands, except per share data)			(unaudited)
Revenue:
Subscription	$6,551	$126,960	$133,511	$213,754	$100,041	$128,291
Maintenance	29,500	145,234	174,734	357,630	168,203	195,767
Total recurring revenue	36,051	272,194	308,245	571,384	268,244	324,058
License	11,276	149,900	161,176	156,633	72,322	74,573
Total revenue	47,327	422,094	469,421	728,017	340,566	398,631
Cost of revenue:
Cost of recurring revenue(1)	9,551	46,238	55,789	60,698	29,689	34,595
Amortization of acquired technologies	2,186	147,517	149,703	171,033	84,268	88,286
Total cost of revenue	11,737	193,755	205,492	231,731	113,957	122,881
Gross profit	35,590	228,339	263,929	496,286	226,609	275,750
Operating expenses:(1)
Sales and marketing	47,064	165,355	212,419	205,631	101,128	109,096
Research and development	32,183	65,806	97,989	86,618	42,893	48,526
General and administrative	79,636	71,011	150,647	67,303	35,785	40,252
Amortization of acquired intangibles	917	58,553	59,470	67,080	32,875	33,781
Total operating expenses	159,800	360,725	520,525	426,632	212,681	231,655
Operating income (loss)	(124,210)	(132,386)	(256,596)	69,654	13,928	44,095
Other income (expense):
Interest expense, net	(473)	(169,900)	(170,373)	(169,786)	(84,484)	(76,476)
Other income (expense), net(2)	(284)	(56,959)	(57,243)	38,664	15,400	(74,463)
Total other income (expense)	(757)	(226,859)	(227,616)	(131,122)	(69,084)	(150,939)
Loss before income taxes	(124,967)	(359,245)	(484,212)	(61,468)	(55,156)	(106,844)
Income tax expense (benefit)	(53,156)	(96,651)	(149,807)	22,398	(9,414)	(19,919)
Net loss	$(71,811)	$(262,594)	$(334,405)	$(83,866)	$(45,742)	$(86,925)
Net loss available to common stockholders	$(71,811)	$(480,498)	$(552,309)	$(351,873)	$(175,683)	$(228,938)
Net loss per share:
Basic loss per share	$(1.00)	$(4.98)		$(3.50)	$(1.75)	$(2.25)
Diluted loss per share	$(1.00)	$(4.98)		$(3.50)	$(1.75)	$(2.25)
Weighted-average shares used to compute net loss per share:
Shares used in computation of basic loss per share	71,989	96,465		100,433	100,112	101,832
Shares used in computation of diluted loss per share	71,989	96,465		100,433	100,112	101,832

________________

(1)	Includes stock-based compensation as follows:

	Predecessor	Successor	Combined	Successor	Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	(Unaudited) Year Ended December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2016	2017	2017	2018

			(in thousands)		(unaudited)
Cost of recurring revenue	$5,562	$2	$5,564	$4	$2	$5
Sales and marketing	30,725	7	30,732	44	16	119
Research and development	23,822	7	23,829	21	8	27
General and administrative	27,654	1	27,655	11	2	21
	$87,763	$17	$87,780	$80	$28	$172

(2)	Other income (expense), net includes the following:

	Predecessor	Successor	Combined	Successor	Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	(Unaudited) Year Ended December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2016	2017	2017	2018

			(in thousands)		(unaudited)
Unrealized net transaction gains (losses) related to remeasurement of intercompany loans	$—	$(26,651)	$(26,651)	$56,539	$35,181	$(12,711)
Comparison of the Six Months Ended June 30, 2017 and 2018 (unaudited)
Revenue

	Six Months Ended June 30,
	2017		2018
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Change

		(in thousands, except percentages)
Subscription	$100,041	29.4%	$128,291	32.2%	$28,250
Maintenance	168,203	49.4	195,767	49.1	27,564
Total recurring revenue	268,244	78.8	324,058	81.3	55,814
License	72,322	21.2	74,573	18.7	2,251
Total revenue	$340,566	100.0%	$398,631	100.0%	$58,065

The impact to revenue as a result of purchase accounting adjustments during the relevant periods were as follows:

	Six Months Ended June 30,
	2017	2018
	Amount	Amount	Change

		(in thousands)
Subscription	$815	$962	$147
Maintenance	8,810	1,599	(7,211)
Total recurring revenue	9,625	2,561	(7,064)
License	3	—	(3)
Total revenue	$9,628	$2,561	$(7,067)
Total revenue increased $58.1 million , or 17.0% , for the six months ended June 30, 2018 compared to the six months ended June 30, 2017 . Revenue from North America was approximately 68% and 65% of total revenue for the six months ended June 30, 2017 and June 30, 2018 , respectively. Other than the United States, no single country accounted for 10% or more of our total revenue during these periods.
Recurring Revenue
Subscription Revenue. Subscription revenue increased $28.3 million , or 28.2% , for the six months ended June 30, 2018 compared to the six months ended June 30, 2017 , primarily due to sales of additional cloud management and MSP products. Our subscription revenue increased as a percentage of our total revenue for the six months ended June 30, 2018 compared to the six months ended June 30, 2017 . Our net retention rate for our subscription products averaged approximately 105% over the 12-month period ending June 30, 2018 .
Maintenance Revenue. Maintenance revenue increased $27.6 million , or 16.4% , for the six months ended June 30, 2018 compared to the six months ended June 30, 2017 . Of this change, $20.4 million was attributable to a growing maintenance renewal customer base from sales of our perpetual license products, and to a lesser extent, a maintenance price increase. The remaining $7.2 million increase was attributable to a smaller purchase accounting adjustment to deferred revenue in the six months ended June 30, 2018 as compared to the six months ended June 30, 2017 .
License Revenue
License revenue increased $2.3 million , or 3.1% , primarily as a result of increased international sales, which more than offset $2.1 million of license revenue resulting from a single large transaction in the six months ended June 30, 2017 that did not reoccur in the six months ended June 30, 2018 .
Cost of Revenue

	Six Months Ended June 30,
	2017		2018
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Change

		(in thousands, except percentages)
Cost of recurring revenue	$29,689	8.7%	$34,595	8.7%	$4,906
Amortization of acquired technologies	84,268	24.7	88,286	22.1	4,018
Total cost of revenue	$113,957	33.4%	$122,881	30.8%	$8,924
Total cost of revenue increased in the six months ended June 30, 2018 compared to the six months ended June 30, 2017 primarily due to increases amortization of acquired technologies of $4.0 million, royalty and hosting fees related to our subscription products of $1.9 million and depreciation and other amortization of $1.6 million. In addition, personnel costs increased $1.4 million to support new customers and additional product offerings. Amortization of acquired technologies includes $80.6 million and $83.3 million of amortization related to the Take Private for the six months ended June 30, 2017 and June 30, 2018 , respectively, with the remaining balance related primarily to the LOGICnow acquisition in May 2016.
Operating Expenses

	Six Months Ended June 30,
	2017		2018
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Change

		(in thousands, except percentages)
Sales and marketing	$101,128	29.7%	$109,096	27.4%	$7,968
Research and development	42,893	12.6	48,526	12.2	5,633
General and administrative	35,785	10.5	40,252	10.1	4,467
Amortization of acquired intangibles	32,875	9.7	33,781	8.5	906
Total operating expenses	$212,681	62.4%	$231,655	58.1%	$18,974
Sales and Marketing. Sales and marketing expenses increased $8.0 million , or 7.9% , primarily due to increases in personnel costs of $7.4 million and marketing program costs of $0.4 million. We increased our sales and marketing employee headcount to support the sales of additional products and growth in the business.
Research and Development. Research and development expenses increased $5.6 million , or 13.1% , primarily due to an increase in personnel costs of $7.0 million . We increased our worldwide research and development employee headcount in the second half of 2017 to expedite delivery of product enhancements and new product offerings to our customers. This increase was offset by reductions in contract services of $0.8 million and acquisition and Take Private related costs of $0.5 million.
General and Administrative . General and administrative expenses increased $4.5 million , or 12.5% , primarily due to a $5.9 million increase in personnel costs to support the growth of the business and a $1.1 million increase in professional fees related to this offering. These increases were partially offset by a lease abandonment charge of $1.6 million and acquisition and Take Private related costs of $1.1 million in the six months ended June 30, 2017 that did not reoccur in the six months ended June 30, 2018 .
Amortization of Acquired Intangibles. Amortization of acquired intangibles increased $0.9 million , or 2.8% , for the six months ended June 30, 2018 compared to the six months ended June 30, 2017 due to the addition of intangible assets related to acquisitions. Amortization of intangible assets includes $25.0 million and $24.4 million of amortization related to the Take Private for the six months ended June 30, 2017 and June 30, 2018 , respectively, with the remaining balance related primarily to the LOGICnow acquisition in May 2016.
Interest Expense, Net

	Six Months Ended June 30,
	2017		2018
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Change

		(in thousands, except percentages)
Interest expense, net	$(84,484)	(24.8)%	$(76,476)	(19.2)%	$8,008

Interest expense, net decreased by $8.0 million , or 9.5% , in the six months ended June 30, 2018 compared to the six months ended June 30, 2017 . The decrease in interest expense is due to the reduction in the interest rate spread under our credit facilities resulting from two refinancing transactions we completed in February 2017 and March 2018. See Note 9. Debt in the Notes to Consolidated Financial Statements and “ Description of Indebtedness ” included elsewhere in this prospectus for additional information regarding our debt.
Other Income (Expense), Net

	Six Months Ended June 30,
	2017		2018
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Change

		(in thousands, except percentages)
Unrealized net transaction gains (losses) related to remeasurement of intercompany loans	$35,181	10.3%	$(12,711)	(3.2)%	$(47,892)
Loss on extinguishment of debt	(18,559)	(5.4)	(60,590)	(15.2)	(42,031)
Other income (expense)	(1,222)	(0.4)	(1,162)	(0.3)	60
Total other income (expense), net	$15,400	4.5%	$(74,463)	(18.7)%	$(89,863)
Other income (expense), net decreased by $89.9 million in the six months ended June 30, 2018 compared to the six months ended June 30, 2017 due to the impact of changes in foreign currency exchange rates related to various intercompany loans for the period and a loss of $60.6 million on extinguishment of debt related to the refinancing of our credit facilities in March 2018. See Note 9. Debt in the Notes to Consolidated Financial Statements and “ Description of Indebtedness ” included elsewhere in this prospectus for additional information regarding our debt.
Income Tax Expense (Benefit)

	Six Months Ended June 30,
	2017		2018
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Change

		(in thousands, except percentages)
Income tax expense (benefit)	$(9,414)	(2.8)%	$(19,919)	(5.0)%	$(10,505)
Effective tax rate	17.1%		18.6%		1.5%
Our income tax benefit for the six months ended June 30, 2018 increased by $10.5 million as compared to the six months ended June 30, 2017 primarily as a result of an increase in the loss before income taxes for the period offset by a lower U.S. corporate tax rate attributable to the Tax Act. The effective tax rate increased for the period as a result of a decrease in international earnings as a percentage of total earnings, which are generally taxed at lower tax rates. For additional discussion about our income taxes, see Note 15. Income Taxes in the Notes to Consolidated Financial Statements included elsewhere in this prospectus.
Comparison of the Years Ended December 31, 2016 (Combined) and 2017
Our combined results for the year ended December 31, 2016 represent the addition of the Predecessor period from January 1, 2016 through February 4, 2016 and the Successor period from February 5, 2016 to December 31, 2016. This combination does not comply with GAAP or with the rules for pro forma presentation, but is presented because we believe it provides the most meaningful comparison of our results.

Revenue

	Combined		Successor
	(Unaudited) Year Ended December 31,		Year Ended December 31,
	2016		2017
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Change

	(in thousands, except percentages)
Subscription	$133,511	28.4%	$213,754	29.4%	$80,243
Maintenance	174,734	37.2	357,630	49.1	182,896
Total recurring revenue	308,245	65.7	571,384	78.5	263,139
License	161,176	34.3	156,633	21.5	(4,543)
Total revenue	$469,421	100.0%	$728,017	100.0%	$258,596
The impact to revenue as a result of purchase accounting adjustments related to the Take Private and other acquisitions during the relevant periods was as follows:

	Combined	Successor
	(Unaudited) Year Ended December 31,	Year Ended December 31,
	2016	2017
	Amount	Amount	Change

		(in thousands)
Subscription	$7,219	$1,464	$(5,755)
Maintenance	153,220	11,514	(141,706)
Total recurring revenue	160,439	12,978	(147,461)
License	921	3	(918)
Total revenue	$161,360	$12,981	$(148,379)
Total revenue increased $258.6 million, or 55.1%, in 2017 compared to 2016 primarily due to the impact of the purchase accounting adjustment to deferred revenue recorded in 2016 related to the Take Private, as well as increases in our recurring revenue due to a larger maintenance revenue base in 2017 while maintaining strong renewal rates and increased sales of our subscription products.
Revenue from North America was approximately 69% and 67% of total revenue in 2016 and 2017, respectively. Other than the United States, no single country accounted for 10% or more of our total revenue during these periods.
Recurring Revenue
Subscription Revenue. Subscription revenue increased $80.2 million, or 60.1%, which includes $5.8 million less impact in 2017 of purchase accounting as compared to 2016. The increase in subscription revenue was primarily due to increased sales of new subscription products introduced by us in 2016 and 2017. LOGICnow products contributed approximately $57.5 million of subscription revenue in 2016 prior to their integration with our existing MSP products. Our net retention rate for our subscription products averaged approximately 104% over each of the years ended December 31, 2016 and 2017.
Maintenance Revenue. Maintenance revenue increased $182.9 million, or 104.7%, which includes $141.7 million less impact in 2017 of purchase accounting as compared to 2016. The increase in maintenance revenue other than as a result of the impact of purchase accounting was primarily due to a growing maintenance renewal customer base from sales of our perpetual license products and upgrades from existing customers, a strong maintenance renewal rate, and to a lesser extent, a maintenance price increase. Our maintenance renewal rate for our perpetual license products was approximately 94% and 93%, respectively, for the years ended December 31, 2016 and 2017.
License Revenue
License revenue decreased $4.5 million, or 2.8%, in 2017 compared to 2016 due to a reduction in license sales that we believe was a result of our reduction in sales and marketing expenses beginning in the second half of 2016 and into 2017 as we focused on driving a higher level of efficiency and managed our business to increase cash flow after the Take Private.
Cost of Revenue

	Combined		Successor
	(Unaudited) Year Ended December 31,		Year Ended December 31,
	2016		2017
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Change

	(in thousands, except percentages)
Cost of recurring revenue	$55,789	11.9%	$60,698	8.3%	$4,909
Amortization of acquired technologies	149,703	31.9	171,033	23.5	21,330
Total cost of revenue	$205,492	43.8%	$231,731	31.8%	$26,239
Cost of recurring revenue increased in absolute dollars primarily due to a $5.0 million increase in personnel costs to support new customers and additional product offerings from acquisitions. However, cost of recurring revenue decreased as a percentage of revenue primarily as a result of our integration of LOGICnow and related restructuring activities to improve operating efficiencies.
Amortization of acquired technologies increased in 2017 compared to 2016 primarily due to a full year of amortization expense in 2017 related to the Take Private and LOGICnow acquisition, which occurred in February and May 2016, respectively. Amortization of acquired technologies includes $143.0 million and $163.0 million of amortization related to the Take Private for 2016 and 2017, respectively, with the remaining primarily related to the LOGICnow acquisition in May 2016.
Operating Expenses

	Combined		Successor
	(Unaudited) Year Ended December 31,		Year Ended December 31,
	2016		2017
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Change

	(in thousands, except percentages)
Sales and marketing	$212,419	45.3%	$205,631	28.2%	$(6,788)
Research and development	97,989	20.9	86,618	11.9	(11,371)
General and administrative	150,647	32.1	67,303	9.2	(83,344)
Amortization of acquired intangibles	59,470	12.7	67,080	9.2	7,610
Total operating expenses	$520,525	110.9%	$426,632	58.6%	$(93,893)
Sales and Marketing. Sales and marketing expenses decreased $6.8 million, or 3.2%, in 2017 as compared to 2016. Personnel and marketing program costs increased in 2017 by $18.9 million and $7.7 million, respectively, to support the growth of the business and as a result of a full year of sales and marketing expenses related to our increased product portfolio primarily related to the products from the LOGICnow acquisition which we completed in May 2016. These increases were offset by a reduction of $30.7 million in stock-based compensation expense due to higher costs related to stock-based compensation in 2016 as a result of the Take Private.
Research and Development. Research and development expenses decreased $11.4 million, or 11.6%, in 2017 as compared to 2016. Personnel costs increased in 2017 by $14.9 million as we invested in the development of our cloud management products and as a result of a full year of research and development expenses for the LOGICnow products we acquired in May 2016. This increase was more than offset by a reduction of $23.8 million in stock-based compensation in 2016 as a result of the Take Private.
General and Administrative. General and administrative expenses decreased $83.3 million, or 55.3%, in 2017 as compared to 2016. Personnel costs increased in 2017 by $5.1 million to support company growth. This increase was more than offset by a reduction of $27.6 million in stock-based compensation expense in 2017 and a reduction of $64.0 million in acquisition-related costs due to expenses incurred in 2016 primarily related to the Take Private and to a lesser extent the LOGICnow acquisition in May 2016.
Amortization of Acquired Intangibles. Amortization of acquired intangible assets increased $7.6 million, or 12.8%, in 2017 compared to 2016 primarily due to the increased amortization related to the intangible assets acquired as part of the May 2016 LOGICnow acquisition. Amortization of intangible assets includes $47.8 million and $50.4 million of amortization related to the Take Private for 2016 and 2017, respectively, with the remaining balance related to other acquisitions.
Interest Expense, Net

	Combined		Successor
	(Unaudited) Year Ended December 31,		Year Ended December 31,
	2016		2017
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Change

	(in thousands, except percentages)
Interest expense, net	$(170,373)	(36.3)%	$(169,786)	(23.3)%	$587
Interest expense, net decreased by $0.6 million, or 0.3%, in 2017 compared to 2016. The decrease in interest expense was due to the reduction in interest rates on our credit facilities resulting from a refinancing of such facilities in February 2017. See Note 9. Debt in the Notes to Consolidated Financial Statements and “Description of Indebtedness” elsewhere in this prospectus for additional information regarding our debt.
Other Income (Expense), Net

	Combined		Successor
	(Unaudited) Year Ended December 31,		Year Ended December 31,
	2016		2017
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Change

	(in thousands, except percentages)
Unrealized net transaction gains (losses) related to remeasurement of intercompany loans	$(26,651)	(5.7)%	$56,539	7.8%	$83,190
Loss on extinguishment of debt	(22,767)	(4.9)	(18,559)	(2.5)	4,208
Other income (expense)	(7,825)	(1.7)	684	0.1	8,509
Total other income (expense), net	$(57,243)	(12.2)%	$38,664	5.3%	$95,907

Other income (expense), net increased by $95.9 million in 2017 compared to 2016 primarily related to an increase of $83.2 million of net unrealized foreign currency exchange transaction gains related to various intercompany loans, a decrease of $5.6 million in foreign currency losses and a reduced loss on extinguishment of debt related to the refinancing of our credit facilities in February 2017 as compared to the refinancing of our credit facilities in August 2016.
Income Tax Expense (Benefit)

	Combined		Successor
	(Unaudited) Year Ended December 31,		Year Ended December 31,
	2016		2017
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Change

	(in thousands, except percentages)
Income tax expense (benefit)	$(149,807)	(31.9)%	$22,398	3.1%	$172,205
Effective tax rate	30.9%		(36.4)%		(67.3)%
Our income tax benefit for 2016 decreased by $172.2 million to an income tax expense for 2017. The decrease is primarily related to the change in income (loss) before income taxes of $422.7 million, the deferred tax assets remeasurement and a one-time transition tax due to the Tax Act. Excluding the tax impact from the Tax Act, the 2017 effective tax rate would have been 21.3%, which was relatively consistent with 2016. For additional discussion about our income taxes, see Note 15. Income Taxes in the Notes to Consolidated Financial Statements included elsewhere in this prospectus.
Quarterly Results of Operations
The following tables set forth our unaudited quarterly consolidated statements of operations data for each of the quarters indicated, as well as the percentage that each line item represents of our total revenue for each quarter presented. The information for each quarter has been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus, and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus.
The comparability of our quarterly operating results in 2017 versus 2016 was impacted by the accounting for acquisitions, including the Take Private, and related activities. We account for acquired businesses using the acquisition method of accounting, which requires that the assets acquired and liabilities assumed, including deferred revenue, be recorded at the date of acquisition at their respective fair values which could differ from the historical book values. In most cases, adjusting the acquired deferred revenue balances to fair value on the date of the relevant acquisition had the effect of reducing the historical deferred revenue balance and therefore reducing the revenue recognized in subsequent periods. For additional discussion of the impact of the Take Private and other acquisitions on our unaudited quarterly financial statements, see “Non-GAAP Financial Measures” below.

	Three months ended,
	Sep. 30, 2016	Dec. 31, 2016	Mar. 31, 2017	June 30, 2017	Sep. 30, 2017	Dec. 31, 2017	Mar. 31, 2018	June 30, 2018

	(in thousands, except per share data)
				(unaudited)
Revenue:
Subscription	$44,499	$46,423	$48,617	$51,424	$55,361	$58,352	$63,053	$65,238
Maintenance	45,726	63,604	79,825	88,378	93,258	96,169	97,000	98,767
Total recurring revenue	90,225	110,027	128,442	139,802	148,619	154,521	160,053	164,005
License	42,525	44,238	36,683	35,639	40,493	43,818	36,860	37,713
Total revenue	132,750	154,265	165,125	175,441	189,112	198,339	196,913	201,718
Cost of recurring revenue	14,493	14,978	14,461	15,228	15,190	15,819	16,887	17,708
Amortization of acquired technologies	41,706	42,041	41,987	42,281	43,513	43,252	44,319	43,967
Total cost of revenue	56,199	57,019	56,448	57,509	58,703	59,071	61,206	61,675
Gross profit	76,551	97,246	108,677	117,932	130,409	139,268	135,707	140,043
Operating expenses:
Sales and marketing	51,566	49,721	49,534	51,594	50,942	53,561	52,682	56,414
Research and development	20,187	19,604	20,861	22,032	20,521	23,204	24,753	23,773
General and administrative	20,089	17,263	19,238	16,547	15,080	16,438	19,186	21,066
Amortization of acquired intangibles	17,874	18,406	16,383	16,492	17,035	17,170	17,128	16,653
Total operating expenses	109,716	104,994	106,016	106,665	103,578	110,373	113,749	117,906
Operating income (loss)	(33,165)	(7,748)	2,661	11,267	26,831	28,895	21,958	22,137
Other income (expense):
Interest expense, net	(48,787)	(46,515)	(43,731)	(40,753)	(42,534)	(42,768)	(42,089)	(34,387)
Other income (expense)	(15,460)	(26,121)	(11,711)	27,111	14,285	8,979	(48,136)	(26,327)
Total other income (expense)	(64,247)	(72,636)	(55,442)	(13,642)	(28,249)	(33,789)	(90,225)	(60,714)
Loss before income taxes	(97,412)	(80,384)	(52,781)	(2,375)	(1,418)	(4,894)	(68,267)	(38,577)
Income tax expense (benefit)	(28,631)	(17,622)	(9,043)	(371)	(3,055)	34,867	(8,357)	(11,562)
Net income (loss)	$(68,781)	$(62,762)	$(43,738)	$(2,004)	$1,637	$(39,761)	$(59,910)	$(27,015)
Net loss available to common stockholders	$(131,099)	$(126,629)	$(107,640)	$(68,043)	$(66,627)	$(109,563)	$(129,745)	$(99,193)
Net loss per share:
Basic loss per share	$(1.32)	$(1.27)	$(1.08)	$(0.68)	$(0.66)	$(1.09)	$(1.28)	$(0.97)
Diluted loss per share	$(1.32)	$(1.27)	$(1.08)	$(0.68)	$(0.66)	$(1.09)	$(1.28)	$(0.97)
Weighted-average shares used to compute net loss per share:
Shares used in computation of basic loss per share	99,120	99,351	99,817	100,404	100,759	100,737	101,644	102,018
Shares used in computation of diluted loss per share	99,120	99,351	99,817	100,404	100,759	100,737	101,644	102,018

	Three months ended,
	Sep. 30, 2016	Dec. 31, 2016	Mar. 31, 2017	June 30, 2017	Sep. 30, 2017	Dec. 31, 2017	Mar. 31, 2018	June 30, 2018

	(as a percentage of revenue)
				(unaudited)
Subscription	33.5%	30.1%	29.4%	29.3%	29.3%	29.4%	32.0%	32.3%
Maintenance	34.4	41.2	48.3	50.4	49.3	48.5	49.3	49.0
Total recurring revenue	68.0	71.3	77.8	79.7	78.6	77.9	81.3	81.3
License	32.0	28.7	22.2	20.3	21.4	22.1	18.7	18.7
Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of recurring revenue	10.9	9.7	8.8	8.7	8.0	8.0	8.6	8.8
Amortization of acquired technologies	31.4	27.3	25.4	24.1	23.0	21.8	22.5	21.8
Total cost of revenue	42.3	37.0	34.2	32.8	31.0	29.8	31.1	30.6
Gross profit	57.7	63.0	65.8	67.2	69.0	70.2	68.9	69.4
Operating expenses:
Sales and marketing	38.8	32.2	30.0	29.4	26.9	27.0	26.8	28.0
Research and development	15.2	12.7	12.6	12.6	10.9	11.7	12.6	11.8
General and administrative	15.1	11.2	11.7	9.4	8.0	8.3	9.7	10.4
Amortization of acquired intangibles	13.5	11.9	9.9	9.4	9.0	8.7	8.7	8.3
Total operating expenses	82.6	68.1	64.2	60.8	54.8	55.6	57.8	58.5
Operating income (loss)	(25.0)	(5.0)	1.6	6.4	14.2	14.6	11.2	11.0
Other income (expense):
Interest expense, net	(36.8)	(30.2)	(26.5)	(23.2)	(22.5)	(21.6)	(21.4)	(17.0)
Other income (expense)	(11.6)	(16.9)	(7.1)	15.5	7.6	4.5	(24.4)	(13.1)
Total other income (expense)	(48.4)	(47.1)	(33.6)	(7.8)	(14.9)	(17.0)	(45.8)	(30.1)
Loss before income taxes	(73.4)	(52.1)	(32.0)	(1.4)	(0.7)	(2.5)	(34.7)	(19.1)
Income tax expense (benefit)	(21.6)	(11.4)	(5.5)	(0.2)	(1.6)	17.6	(4.2)	(5.7)
Net income (loss)	(51.8)%	(40.7)%	(26.5)%	(1.1)%	0.9%	(20.0)%	(30.4)%	(13.4)%
Quarterly Trends
Our recurring revenue has increased sequentially quarter over quarter during the periods presented primarily due to the decreasing impact of the purchase accounting adjustment to deferred revenue recorded in 2016 related to the Take Private, as well as the expansion of our cloud management and MSP products and our strong subscription net retention rates and high maintenance renewal rates. We believe that continued growth in the use of public and private clouds, increased outsourcing of IT management services to MSPs and cross-selling of subscription products into our existing customer base could result in an increase in our subscription revenue. We believe this increase, coupled with continued growth in maintenance revenue, could cause our recurring revenue to increase as a percentage of total revenue over time. Our license revenue has fluctuated quarter to quarter depending on the level of perpetual license sales within a quarter. License revenue in the third and fourth quarters is typically higher than license revenue in the first and second quarters as a result of U.S. federal and commercial fiscal year-end spending. Although license revenue can fluctuate in any period, we believe license revenue could grow slightly over time but is likely to decline as a percentage of total revenue over time. We believe license revenue could grow slightly over time as we continue to invest in international sales growth, new product development and enhancements and increased productivity and efficiency of our sales and marketing operations.
Our cost of recurring revenue has generally declined as a percentage of total revenue over the periods presented as a result of our integration of the LOGICnow and other acquisitions and a focus on driving down the cost of delivering our cloud management services. Cost of recurring revenue is influenced by the amount and mix of our revenue. As total revenue grows, we would expect cost of revenue to grow, but we believe that cost of recurring revenue could remain consistent as a percentage of total revenue over time. Our operating expenses have fluctuated quarter to quarter depending on the level of investment in various functions of our business. In addition, our operating expenses are typically higher following an acquisition depending on the time required to integrate the acquisition. We expect operating expenses to increase in absolute dollars to support our growth. We believe though that operating expenses could decline gradually as a percentage of total revenue over time as newer parts of our business mature and operating efficiency improves.
Non-GAAP Financial Measures
The following tables present non-GAAP financial measures for each of the quarters presented below. In addition to our results determined in accordance with GAAP, we believe the following non-GAAP financial measures are useful in evaluating our operating performance. Refer to “Selected Consolidated Financial Data—Non-GAAP Financial Measures” and “—Reconciliation of Non-GAAP Financial Measures” for a description of the non-GAAP measures and the adjustments to reconcile to GAAP.

	Three months ended,
	Sep. 30, 2016	Dec. 31, 2016	Mar. 31, 2017	June 30, 2017	Sep. 30, 2017	Dec. 31, 2017	Mar. 31, 2018	June 30, 2018

	(in thousands, except margin data)
				(unaudited)
Revenue:
GAAP subscription revenue	$44,499	$46,423	$48,617	$51,424	$55,361	$58,352	$63,053	$65,238
Impact of purchase accounting	1,580	1,289	564	251	353	296	634	328
Non-GAAP subscription revenue	46,079	47,712	49,181	51,675	55,714	58,648	63,687	65,566
GAAP maintenance revenue	45,726	63,604	79,825	88,378	93,258	96,169	97,000	98,767
Impact of purchase accounting	38,218	22,194	6,615	2,195	1,570	1,134	813	786
Non-GAAP maintenance revenue	83,944	85,798	86,440	90,573	94,828	97,303	97,813	99,553
GAAP total recurring revenue	90,225	110,027	128,442	139,802	148,619	154,521	160,053	164,005
Impact of purchase accounting	39,798	23,483	7,179	2,446	1,923	1,430	1,447	1,114
Non-GAAP total recurring revenue	130,023	133,510	135,621	142,248	150,542	155,951	161,500	165,119
GAAP license revenue	42,525	44,238	36,683	35,639	40,493	43,818	36,860	37,713
Impact of purchase accounting	141	68	3	—	—	—	—	—
Non-GAAP license revenue	42,666	44,306	36,686	35,639	40,493	43,818	36,860	37,713
Total GAAP revenue	$132,750	$154,265	$165,125	$175,441	$189,112	$198,339	$196,913	$201,718
Total Impact of purchase accounting	$39,939	$23,551	$7,182	$2,446	$1,923	$1,430	$1,447	$1,114
Total non-GAAP revenue	$172,689	$177,816	$172,307	$177,887	$191,035	$199,769	$198,360	$202,832

	Three months ended,
	Sep. 30, 2016	Dec. 31, 2016	Mar. 31, 2017	June 30, 2017	Sep. 30, 2017	Dec. 31, 2017	Mar. 31, 2018	June 30, 2018

	(in thousands, except margin data)
				(unaudited)
GAAP gross profit	$76,551	$97,246	$108,677	$117,932	$130,409	$139,268	$135,707	$140,043
Impact of purchase accounting	39,939	23,551	7,182	2,446	1,923	1,430	1,447	1,114
Stock-based compensation expense	—	2	1	1	1	1	1	4
Amortization of acquired technologies	41,706	42,041	41,987	42,281	43,513	43,252	44,319	43,967
Acquisition and Sponsor related costs	127	182	90	94	95	92	84	78
Restructuring costs	—	—	—	—	—	12	—	—
Non-GAAP gross profit	$158,323	$163,022	$157,937	$162,754	$175,941	$184,055	$181,558	$185,206
GAAP gross margin	57.7%	63.0%	65.8%	67.2%	69.0%	70.2%	68.9%	69.4%
Non-GAAP gross margin	91.7%	91.7%	91.7%	91.5%	92.1%	92.1%	91.5%	91.3%

GAAP sales and marketing expense	$51,566	$49,721	$49,534	$51,594	$50,942	$53,561	$52,682	$56,414
Stock-based compensation expense	—	(6)	(7)	(9)	(10)	(18)	(25)	(94)
Acquisition and Sponsor related costs	(4,353)	(863)	(1,011)	(898)	(1,002)	(925)	(669)	(656)
Restructuring costs and other	(138)	(11)	(10)	—	(157)	(3)	(49)	4
Non-GAAP sales and marketing expense	$47,075	$48,841	$48,506	$50,687	$49,773	$52,615	$51,939	$55,668

GAAP research and development expense	$20,187	$19,604	$20,861	$22,032	$20,521	$23,204	$24,753	$23,773
Stock-based compensation expense	—	(7)	(3)	(5)	(6)	(7)	(8)	(19)
Acquisition and Sponsor related costs	(1,014)	(945)	(868)	(1,112)	(1,114)	(857)	(852)	(593)
Restructuring costs and other	(401)	(14)	9	(109)	(45)	(117)	(106)	(95)
Non-GAAP research and development expense	$18,772	$18,638	$19,999	$20,806	$19,356	$22,223	$23,787	$23,066

GAAP general and administrative expense	$20,089	$17,263	$19,238	$16,547	$15,080	$16,438	$19,186	$21,066
Stock-based compensation expense	—	(2)	(1)	(1)	(4)	(5)	(7)	(14)
Acquisition and Sponsor related costs	(8,261)	(5,662)	(4,175)	(3,818)	(3,886)	(3,543)	(3,583)	(4,232)
Restructuring costs and other	(672)	(1,166)	(1,733)	(245)	(354)	(82)	(239)	(728)
Non-GAAP general and administrative expense	$11,156	$10,433	$13,329	$12,483	$10,836	$12,808	$15,357	$16,092

	Three months ended,
	Sep. 30, 2016	Dec. 31, 2016	Mar. 31, 2017	June 30, 2017	Sep. 30, 2017	Dec. 31, 2017	Mar. 31, 2018	June 30, 2018

	(in thousands, except margin data)
				(unaudited)
GAAP operating income (loss)	$(33,165)	$(7,748)	$2,661	$11,267	$26,831	$28,895	$21,958	$22,137
Impact of purchase accounting	39,939	23,551	7,182	2,446	1,923	1,430	1,447	1,114
Stock-based compensation expense	—	17	12	16	21	31	41	131
Amortization of acquired technologies	41,706	42,041	41,987	42,281	43,513	43,252	44,319	43,967
Amortization of acquired intangibles	17,874	18,406	16,383	16,492	17,035	17,170	17,128	16,653
Acquisition and Sponsor related costs	13,755	7,652	6,144	5,922	6,097	5,417	5,188	5,559
Restructuring costs	1,211	1,191	1,734	354	556	214	394	819
Non-GAAP operating income (loss) from operations	$81,320	$85,110	$76,103	$78,778	$95,976	$96,409	$90,475	$90,380
GAAP operating margin	(25.0)%	(5.0)%	1.6%	6.4%	14.2%	14.6%	11.2%	11.0%
Non-GAAP operating margin	47.1%	47.9%	44.2%	44.3%	50.2%	48.3%	45.6%	44.6%
Non-GAAP Quarterly Trends
Our non-GAAP recurring revenue has increased sequentially quarter over quarter during the periods presented primarily due to the expansion and enhancement of our cloud management and MSP products and our strong subscription net retention rates and high maintenance renewal rates. We believe that continued growth in the use of public and private clouds, increased outsourcing of IT management services to MSPs and cross-selling of subscription products into our existing customer base could result in an increase in our non-GAAP subscription revenue. We believe this increase, coupled with continued growth in non-GAAP maintenance revenue, could cause our non-GAAP recurring revenue to increase as a percentage of non-GAAP total revenue over time.
Our non-GAAP license revenue has fluctuated quarter to quarter depending on the level of perpetual license sales within the relevant quarters. Non-GAAP license revenue in the third and fourth quarters is typically higher than non-GAAP license revenue in the first and second quarters as a result of U.S. federal and commercial fiscal year-end spending. Although non-GAAP license revenue can fluctuate in any period, we believe non-GAAP license revenue could grow slightly over time but is likely to decline as a percentage of non-GAAP total revenue over time. We believe non-GAAP license revenue could grow slightly over time as we continue to invest in international sales growth, new product development and enhancements and increased productivity and efficiency of our sales and marketing operations.
Our non-GAAP cost of recurring revenue has generally declined as a percentage of non-GAAP total revenue over the periods presented primarily as a result of our integration of the LOGICnow and other acquisitions and a focus on driving down the cost of delivering our cloud management services. Non-GAAP cost of recurring revenue is influenced by the amount and mix of our revenue. As non-GAAP total revenue grows, we would expect non-GAAP cost of revenue to grow, but we believe that non-GAAP cost of recurring revenue could remain consistent as a percentage of non-GAAP total revenue over time.
Our non-GAAP operating expenses have fluctuated quarter to quarter depending on the level of investment in various functions of our business. In addition, our non-GAAP operating expenses are typically higher following an acquisition depending on the time required to integrate the acquisition. We expect non-GAAP operating expenses to increase in absolute dollars to support our growth. We believe though that non-GAAP operating expenses could decline gradually as a percentage of non-GAAP total revenue over time as newer parts of our business mature and operating efficiency improves.

Adjusted EBITDA

	Three months ended,
	Sep. 30, 2016	Dec. 31, 2016	Mar. 31, 2017	June 30, 2017	Sep. 30, 2017	Dec. 31, 2017	Mar. 31, 2018	June 30, 2018

	(in thousands)
				(unaudited)
Net income (loss)	$(68,781)	$(62,762)	$(43,738)	$(2,004)	$1,637	$(39,761)	$(59,910)	$(27,015)
Amortization and depreciation	62,443	63,324	61,350	61,911	63,825	63,790	65,215	64,399
Income tax expense (benefit)	(28,631)	(17,622)	(9,043)	(371)	(3,055)	34,867	(8,357)	(11,562)
Interest expense, net	48,787	46,515	43,731	40,753	42,534	42,768	42,089	34,387
Impact of purchase accounting on total revenue	39,939	23,551	7,182	2,446	1,923	1,430	1,447	1,114
Unrealized foreign currency (gains) losses	(7,110)	25,997	(6,217)	(26,906)	(14,428)	(8,817)	(12,586)	26,088
Acquisition and Sponsor related costs	13,755	7,652	6,144	5,922	6,097	5,417	5,188	5,559
Debt related costs	23,037	143	18,649	577	192	128	61,589	144
Stock-based compensation expense	—	17	12	16	21	31	41	131
Restructuring costs and other	1,211	1,191	1,734	354	556	214	394	819
Adjusted EBITDA	$84,650	$88,006	$79,804	$82,698	$99,302	$100,067	$95,110	$94,064
Liquidity and Capital Resources
Cash and cash equivalents were $278.1 million as of June 30, 2018 . Our international subsidiaries held approximately $136.3 million of cash and cash equivalents, of which 80.9% were held in Euros. The Tax Act imposes a mandatory transition tax on accumulated foreign earnings and eliminates U.S. federal income taxes on foreign subsidiary distribution. Effective January 1, 2018, we began recognizing the tax impact of including certain foreign earnings in U.S. taxable income as a period cost. We intend either to invest our foreign earnings permanently in foreign operations or to remit these earnings to our U.S. entities in a tax-free manner. For this reason, we have not recognized deferred income taxes for local country income and withholding taxes that could be incurred on distributions of certain foreign earnings or for outside basis differences in our subsidiaries. Refer to Note 15. Income Taxes in the Notes to Consolidated Financial Statements included elsewhere in this prospectus for additional details.
Our primary source of cash for funding operations and growth has been through cash provided by operating activities. In addition, we partially funded the LOGICnow acquisition through borrowings under our credit facilities.
We believe that our existing cash and cash equivalents, our cash flows from operating activities and our borrowing capacity under our credit facilities will be sufficient to fund our operations, fund required debt repayments and meet our commitments for capital expenditures for at least the next 12 months.
Although we are not currently a party to any material definitive agreement regarding potential investments in, or acquisitions of, complementary businesses, applications or technologies, we may enter into these types of arrangements, which could reduce our cash and cash equivalents, require us to seek additional equity or debt financing or repatriate cash generated by our international operations that could cause us to incur withholding taxes on any distributions. Additional funds from financing arrangements may not be available on terms favorable to us or at all.

Indebtedness
As of  June 30, 2018 , our total indebtedness was  $2.3 billion , with up to $125.0 million of available borrowings under our revolving credit facility.
First Lien Credit Agreement
On March 15, 2018, or the Refinancing Date, we entered into Amendment No. 4 to First Lien Credit Agreement, originally dated as of February 5, 2016.
The First Lien Credit Agreement, as amended, provides for a senior secured revolving credit facility in an aggregate principal amount of $125.0 million, or the Revolving Credit Facility, consisting of a $25.0 million U.S. dollar revolving credit facility, or the U.S. Dollar Revolver, and a $100.0 million multicurrency revolving credit facility, or the Multicurrency Revolver. The Revolving Credit Facility includes a $35.0 million sublimit for the issuance of letters of credit. The First Lien Credit Agreement also contains a term loan facility (which we refer to as the First Lien Term Loan, and together with the Revolving Credit Facility, as the First Lien Credit Facilities) in an original aggregate principal amount of $1,990.0 million.
The First Lien Credit Agreement provides us the right to request additional commitments for new incremental term loans and revolving loans, in an aggregate principal amount not to exceed (a) the greater of (i) $400.0 million and (ii) 100% of our consolidated EBITDA, as defined in the First Lien Credit Agreement (calculated on a pro forma basis), for the most recent four fiscal quarter period, or the First Lien Fixed Basket, minus (b) the amount of any incremental loans incurred under the Second Lien Fixed Basket (as defined below), plus (c) the amount of certain voluntary prepayments of the First Lien Credit Facilities, plus (d) an unlimited amount subject to pro forma compliance with a first lien net leverage ratio not to exceed 4.75 to 1.00.
Under the U.S. Dollar Revolver, $7.5 million of commitments will mature on February 5, 2021, and $17.5 million along with all commitments under the Multicurrency Revolver will mature on February 5, 2022. The First Lien Term Loan will mature on February 5, 2024.
The First Lien Term Loan requires equal quarterly repayments equal to 0.25% of the original principal amount.
The First Lien Credit Agreement requires us to prepay, subject to certain exceptions, the First Lien Term Loan with proceeds of certain asset sales and debt issuances, and must be repaid from a portion of our excess cash flow ranging from 0% to 50% depending on our first lien net leverage ratio.
Subject to certain exceptions, all obligations under the First Lien Credit Facilities, as well as certain hedging and cash management arrangements, are jointly and severally, fully and unconditionally, guaranteed on a senior secured basis by each of SolarWinds Intermediate Holdings I, Inc. and certain of our existing and future direct and indirect domestic subsidiaries (other than unrestricted subsidiaries, our joint ventures, subsidiaries prohibited by applicable law from becoming guarantors and certain other exempted subsidiaries).
Our obligations and the obligations of the guarantors under the First Lien Credit Facilities are secured by perfected first priority pledges of and security interests in (i) substantially all of the existing and future equity interests of our and each guarantor’s material wholly owned restricted domestic subsidiaries and 65% of the equity interests in the material restricted first-tier foreign subsidiaries held by us or the guarantors under the First Lien Credit Agreement and (ii) substantially all of our and each guarantor’s tangible and intangible assets, in each case subject to other exceptions.
Second Lien Credit Facility
On the Refinancing Date, we entered into the Second Lien Credit Agreement with Wilmington Trust, National Association, or Wilmington Trust, as administrative agent and collateral agent, and the other parties thereto. The Second Lien Credit Agreement provides for a term loan facility, or the Second Lien Credit Facility, in an original aggregate principal amount of $315.0 million.

The Second Lien Credit Agreement provides us the right to request additional commitments for new incremental term loans, in an aggregate principal amount not to exceed (a) the greater of (i) $400.0 million and (ii) 100% of our consolidated EBITDA (calculated on a pro forma basis) for the most recent four fiscal quarter period, or the Second Lien Fixed Basket, minus (b) the amount of any incremental loans incurred under the First Lien Fixed Basket, plus (c) the amount of certain voluntary prepayments of the Second Lien Credit Facility, plus (d) an unlimited amount subject to pro forma compliance with a secured net leverage ratio not to exceed 6.45 to 1.00. In addition, the Second Lien Credit Agreement provides that we have the right to replace and extend existing loans or commitments with new commitments from existing or new lenders under the Second Lien Credit Facility. The lenders under the Second Lien Credit Agreement are not under any obligation to provide any such additional commitments, and any increase in, or replacement or extension of, commitments is subject to customary conditions precedent and limitations.
Borrowings under the Second Lien Credit Facility will mature on February 5, 2025.
The Second Lien Credit Agreement requires us to prepay, subject to certain exceptions, the Second Lien Credit Facility with proceeds of certain asset sales and debt issuances, and must be repaid from a portion of our excess cash flow ranging from 0% to 50% depending on our secured net leverage ratio.
Such mandatory prepayments of the Second Lien Credit Facility (other than with respect to net cash proceeds of the incurrence of certain debt) are required only (i) if the First Lien Term Loan (and any refinancing thereof) has been paid in full or (ii) with net cash proceeds of asset sales or excess cash flow that have been declined by any lender under the First Lien Term Loan.
Subject to certain exceptions, all obligations under the Second Lien Credit Facility are jointly and severally, fully and unconditionally, guaranteed on a senior secured basis by each of SolarWinds Intermediate Holdings I, Inc. and certain of our existing and future direct and indirect domestic subsidiaries (other than unrestricted subsidiaries, our joint ventures, subsidiaries prohibited by applicable law from becoming guarantors and certain other exempted subsidiaries).
Our obligations and the obligations of the guarantors under the Second Lien Credit Agreement are secured by perfected second priority pledges of and security interests in (i) substantially all of the existing and future equity interests of our and each guarantor’s material wholly owned restricted domestic subsidiaries and 65% of the equity interests in the material restricted first-tier foreign subsidiaries held by us or the guarantors under the Second Lien Credit Agreement and (ii) substantially all of our and each guarantor’s tangible and intangible assets, in each case subject to other exceptions.
We intend to use a portion of our net proceeds from this offering to repay $ million of the borrowings under our Second Lien Credit Facility. See “Use of Proceeds” for additional information regarding our intended use of our net proceeds from this offering.
See Note 9. Debt in the Notes to Consolidated Financial Statements and “Description of Indebtedness” included elsewhere in this prospectus for additional information regarding our debt.

Summary of Cash Flows
Summarized cash flow information is as follows:

	Predecessor	Successor		Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2017	2017	2018

		(in thousands)		(unaudited)
Net cash provided by operating activities(1)	$29,015	$61,175	$232,693	$95,673	$106,116
Net cash provided by (used in) investing activities	21,714	(4,854,761)	(34,379)	(9,680)	(12,832)
Net cash provided by (used in) financing activities	(1,021)	4,898,290	(35,354)	(26,530)	(89,614)
Effect of exchange rate changes	3,086	(3,061)	13,113	5,444	(3,308)
Net increase (decrease) in cash and cash equivalents	52,794	101,643	176,073	64,907	362
_______________
(1) Net cash provided by operating activities includes cash payments for interest as follows:

	Predecessor	Successor		Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2017	2017	2018

		(in thousands)		(unaudited)
Cash payments for interest	$238	$140,719	$147,106	$71,675	$81,161
Operating Activities
For the six months ended June 30, 2018 , net cash provided by operating activities was $106.1 million which consists of a net loss of $86.9 million , adjusted for $199.1 million of non-cash expenses and other adjustments and a $6.0 million net change in operating assets and liabilities. Non-cash expenses include depreciation and amortization of $129.6 million primarily related to the intangible assets recorded in connection with the Take Private and other acquisitions. The other adjustments include the loss on extinguishment of debt related to amendments to our credit facilities of $60.6 million . Significant changes in operating assets and liabilities include:

•
Deferred revenue increased as compared to the balance at December 31, 2017 resulting in an increase in operating liabilities and reflecting a cash inflow of $16.0 million for the six months ended June 30, 2018 .

•
Changes in our income tax receivable and payable balances are significant components of our cash flows from operating activities. The cash outflows related to our income tax payable balance includes $10.7 million related to the impacts of the Tax Act enacted during 2017 and $7.9 million of income tax payments for the six months ended June 30, 2018 . See Note 15. Income Taxes in the Notes to Consolidated Financial Statements included elsewhere in this prospectus for further details.

For the six months ended June 30, 2017 , net cash provided by operating activities was $95.7 million , which consists of a net loss of $45.7 million , adjusted for $106.8 million of non-cash expenses and other adjustments and a $34.6 million net change in operating assets and liabilities. Non-cash expenses include depreciation and amortization of $123.3 million primarily related to the intangible assets recorded in connection with the Take Private and other acquisitions. The significant changes in operating assets and liabilities during the period include the following:

•
Deferred revenue increased as compared to the balance in prior period at June 30, 2017 resulting in an increase in operating liabilities and reflecting a cash inflow of $20.3 million for the six months ended June 30, 2017 .

The deferred revenue balances were impacted by the purchase accounting adjustments made at the Take Private.
For the year ended December 31, 2017, net cash provided by operating activities was $232.7 million, which consists of a net loss of $83.9 million, adjusted for $130.7 million of non-cash expenses and other adjustments and a $185.8 million net change in operating assets and liabilities. Non-cash expenses include depreciation and amortization of $250.9 million primarily related to the intangible assets recorded in connection with the Take Private and other acquisitions. Non-cash expenses and the other adjustments were offset by a net change in deferred tax assets and liabilities of $101.5 million, primarily related to amortization of intangible assets recorded, and a gain on the sale of a cost method investment of $3.0 million. The significant changes in operating assets and liabilities during the period include the following:

•
Changes in our income tax receivable and payable balances are significant components of our cash flows from operating activities. The cash inflow related to our income tax receivable primarily includes a $35.5 million tax refund received related to the net operating loss generated from the Take Private. The income tax payable balance increased $120.8 million related to the impacts of the Tax Act enacted on December 22, 2017. See Note 15. Income Taxes in the Notes to Consolidated Financial Statements included elsewhere in this prospectus for further details.

•	Deferred revenue increased to $261.8 million at December 31, 2017 resulting in an increase in operating liabilities and reflecting a cash inflow of $34.0 million for the year ended December 31, 2017.

•
Accrued interest payable increased as compared to the balance at December 31, 2017 resulting in an increase in operating liabilities and reflecting a cash inflow of $0.6 million for the year ended December 31, 2017. In relation to the refinancing of the First Lien Credit Agreement in February 2017, $3.4 million of interest payable was refinanced into the new outstanding loan balance and not paid in cash resulting in non-cash interest expense.

For the Successor period ended December 31, 2016, net cash provided by operating activities was $61.2 million, which consists of a net loss of $262.6 million, adjusted for $183.8 million of non-cash expenses and other items and a $139.9 million net change in operating assets and liabilities. Non-cash expenses include depreciation and amortization of $215.3 million primarily related to the intangible assets recorded in connection with the Take Private and other acquisitions. Non-cash expenses and the other adjustments were offset by the net change in deferred tax assets and liabilities of $108.7 million primarily related to amortization of intangible assets recorded for the period. The significant changes in operating assets and liabilities during the period include the following:

•
Deferred revenue increased to $217.7 million at December 31, 2016 resulting in an increase in operating liabilities and reflecting a cash inflow of $186.5 million for the Successor period ended December 31, 2016. Deferred revenue primarily consists of billings and payments received in advance of revenue recognition from maintenance services.

For the Predecessor period ended February 4, 2016, net cash provided by operating activities was $29.0 million, which consists of a net loss of $71.8 million, adjusted for $73.2 million of non-cash expenses and a $27.6 million net change in operating assets and liabilities. Non-cash expenses include stock-based compensation of $87.8 million primarily related to the acceleration of vesting at the Take Private of certain Predecessor stock awards.
In addition, at the end of the Predecessor period, we recorded an increase in accrued liabilities and other and accounts payable related to accrued Take Private transaction costs and other related expenses resulting in an increase in operating liabilities and reflecting a cash inflow related to accrued liabilities and other of $43.9 million and accounts payable of $10.7 million for the Predecessor period ended February 4, 2016.
Investing Activities
Net cash used in investing activities for the six months ended June 30, 2018 was primarily related to $13.0 million of cash used for acquisitions and $9.3 million of cash used to purchase property and equipment, offset by $10.7 million of cash proceeds from the sale of a cost-method investment.

Net cash used in investing activities for the six months ended June 30, 2017 was primarily related to $5.5 million of cash used for acquisitions and $4.2 million of cash used to purchase property and equipment.
Net cash used in investing activities for the year ended December 31, 2017 was primarily related to $24.0 million of cash used for acquisitions and $7.6 million of cash used to purchase property and equipment.
Net cash used in investing activities for the Successor period ended December 31, 2016 was primarily related to $4.3 billion of cash used to complete the Take Private, net of cash acquired and $507.5 million of cash used for acquisitions, primarily related to the LOGICnow acquisition in May 2016.
Financing Activities
Net cash used in financing activities for the six months ended June 30, 2018 was primarily due to debt principal repayments of $690.0 million , offset by $627.0 million of additional proceeds from the refinancing of our debt agreements. These cash flows primarily relate to deemed gross repayments and borrowings made in connection with the refinancing of debt agreements and $10.0 million of quarterly principal payments under our First Lien Credit Agreement. In addition, we paid a redemption premium of $22.7 million in connection with the redemption and exchange of our Second Lien Notes.
Net cash used in financing activities for the six months ended June 30, 2017 was primarily due to debt repayments of $28.5 million related to the repayment of outstanding borrowings under our revolving credit facility and quarterly principal payments under our First Lien Credit Agreement. These repayments were offset by $3.5 million of additional proceeds from refinancing related to Amendment 3 of our First Lien Credit Agreement.
Net cash used in financing activities for the year ended December 31, 2017 was primarily due to debt repayments of $37.0 million, offset by $3.5 million of additional proceeds from refinancing related to Amendment 3 of our First Lien Credit Agreement.
Net cash provided by financing activities for the Successor period ended December 31, 2016 was primarily due to $2.7 billion in proceeds from the issuance of common stock and equity-based awards, $2.7 billion in proceeds from borrowings under our credit agreements, offset by $341.2 million in debt repayments. The combined proceeds from financing activities are primarily related to the funds necessary to complete the Take Private and the LOGICnow acquisition.

Contractual Obligations and Commitments
The following table summarizes our outstanding contractual obligations as of December 31, 2017 that require us to make future cash payments:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(in thousands)
Long-term debt obligations(1)	$2,358,050	$16,950	$33,900	$33,900	$2,273,300
Cash interest expense(1)	854,933	155,832	309,474	305,567	84,060
Operating leases	144,049	16,607	32,549	28,762	66,131
Purchase obligations(2)	65,986	47,810	18,176	—	—
Related party consulting agreement(3)	50,986	10,000	20,000	20,000	986
Take Private deferred stock payments(4)	8,071	4,553	3,518	—	—
Acquisition related retention and deferred compensation	5,549	2,699	2,850	—	—
Transition tax payable(5)	120,793	6,545	19,327	19,327	75,594
Total(6)	$3,608,417	$260,996	$439,794	$407,556	$2,500,071
________________

(1)
Represents principal maturities of our Senior Secured First Lien Credit Facility and our Senior Secured Second Lien Floating Rate Note Agreement in effect at December 31, 2017. The estimated cash interest expense is based upon (i) an interest rate of 5.07% on our First Lien and (ii) an interest rate of 10.14% on the Second Lien Notes.

In March 2018, we entered into Amendment No. 4 to First Lien Credit Agreement. In addition, we terminated our Second Lien Notes Agreement and entered into a new Senior Secured Second Lien Credit Agreement. The amounts below reflect the obligations due under these new and amended agreements as of June 30, 2018. The estimated cash interest expense is based upon (i) an interest rate of 5.09% on our First Lien and (ii) an interest rate of 9.34% on our Second Lien.
The following table summarizes principal maturities and estimated cash interest expense as of June 30, 2018:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(in thousands)
Long-term debt obligations, as amended	$2,295,050	$9,950	$39,800	$39,800	$2,205,500
Cash interest expense	754,276	66,526	261,717	257,249	168,784
Total	$3,049,326	$76,476	$301,517	$297,049	$2,374,284

(2)
Purchase obligations primarily represent outstanding purchase orders for purchases of software license and support fees, marketing activities, hosting, corporate health insurance costs, accounting, legal and contractor fees and computer hardware and software costs.

(3)	For more information regarding our consulting agreement with our Sponsors, see “Certain Relationships and Related Party Transactions.”

(4)
As a result of the Take Private, certain restricted stock units, or RSUs, not subject to accelerated vesting were cancelled and converted into the right to receive the per share price of $60.10 less applicable withholding taxes shortly after those RSUs would have vested based on the underlying original RSU vesting schedule and subject to the continued employment of the holders of those RSUs. See Note 11. Stockholders’ Deficit and Stock-Based Compensation in the Notes to Consolidated Financial Statements included elsewhere in this prospectus for additional details.

(5)
Represents the provisional one–time transition tax as a result of the Tax Act which we have elected to pay over eight years. See Note 15. Income Taxes in the Notes to Consolidated Financial Statements included elsewhere in this prospectus for additional details of the impact of the Tax Act.

(6)
Other long-term obligations on our balance sheet at December 31, 2017 included non-current income tax liabilities of $22.5 million, which related primarily to unrecognized tax benefits. We have not included this amount in the table above because we cannot reasonably estimate the period during which this obligation may be incurred, if at all.

Critical Accounting Policies and Estimates
Our consolidated financial statements are prepared in conformity with GAAP and require our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates, and such estimates may change if the underlying conditions or assumptions change.
Acquisitions, Goodwill and Identifiable Intangible Assets
When we acquire businesses, we allocate the purchase price to the fair value of the assets acquired and liabilities assumed, including identifiable intangible assets. Any residual purchase price is recorded as goodwill. Goodwill is allocated to our reporting units expected to benefit from the business combination based on the relative fair value at the acquisition date. We must also estimate the fair value of any contingent consideration.
The fair value of identifiable intangible assets is based on significant judgments made by management. We typically engage third-party valuation appraisal firms to assist us in determining the fair values and useful lives of the assets acquired. Such valuations and useful life determinations require us to make significant estimates and assumptions. These estimates and assumptions are based on historical experience and information obtained from management, and also include, but are not limited to, future expected cash flows earned from the intangible asset and discount rates applied in determining the present value of those cash flows.
An impairment of goodwill is recognized when the carrying amount of the assets exceeds their fair value. The process of evaluating the potential impairment is highly subjective and requires the application of significant judgment. For purposes of the annual impairment test, we assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the quantitative impairment test which considers the fair value of the reporting unit compared with the carrying value on the date of the test. If an event occurs that would cause us to revise our estimates and assumptions used in analyzing the value of our goodwill, the revision could result in a non-cash impairment charge that could have a material impact on our financial results. As of December 31, 2016 and 2017, we performed our annual review of goodwill and concluded that no impairment existed for our reporting units during any of the periods presented. No impairment charges have been required to date.
We evaluate long-lived assets, including finite-lived intangible assets and other assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Events or changes in circumstances that could result in an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for our overall business, and significant negative industry or economic trends. If an event occurs that would cause us to revise our estimates and assumptions used in analyzing the value of our property and equipment or our finite-lived intangibles and other assets, that revision could result in a non-cash impairment charge that could have a material impact on our financial results.
Revenue Recognition
We generate recurring revenue from fees received for subscriptions and from the sale of maintenance services associated with our perpetual license products and license revenue from the sale of perpetual license products. In accordance with current guidance, we recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. Our return policy generally does not allow our customers to return software products.
We generally use a purchase order, an authorized credit card, an electronic or manually signed license agreement or the receipt of a cash payment as evidence of an arrangement. We consider delivery to have occurred and recognize revenue when risk of loss transfers to the customer, reseller or distributor or the customer has access to their subscription which is generally upon electronic transfer of the license key or password that provides immediate availability of the product to the purchaser. We account for sales incentives to customers, resellers or distributors as a reduction of revenue at the time we recognize the revenue from the related product sale. We generally deliver licenses and subscriptions directly to the end user whether the customer buys direct or through a reseller or distributor. We report revenue net of any sales tax collected.
We sell our software products through our direct sales force and through our distributors and other resellers. Our distributors and resellers do not carry inventory of our software and we generally require them to specify the end user of the software at the time of the order.
Subscription revenue is recognized ratably over the subscription term after all revenue recognition criteria have been met. We generally invoice subscription agreements monthly in arrears based on usage or to a lesser extent in advance of the subscription period.
License revenue reflects the revenue recognized from sales of perpetual licenses of our products. We include one year of maintenance services as part of our customers’ initial license purchase. We calculate the amount of revenue allocated to the license by determining the fair value of the maintenance services, which in most cases equals the list price of our maintenance renewal as that is what we charge the customer at the renewal date, and subtracting it from the total invoice or contract amount. We generally recognize maintenance revenue ratably on a daily basis over the contract period which is typically one year.
Stock-Based Compensation
We have granted our employees and directors stock-based incentive awards. These awards are in the form of stock options and restricted stock units for Predecessor and stock options and restricted stock for Successor. We measure stock-based compensation expense for all share-based awards granted based on the estimated fair value of those awards on the date of grant. The fair values of stock option awards are estimated using a Black-Scholes valuation model. The fair value of restricted stock unit awards and restricted stock is determined using the fair market value of our common stock on the date of grant, or intrinsic value.
We use various assumptions in estimating the fair value of options at the date of grant using the Black-Scholes option model including expected dividend yield, volatility, risk-free rate of return and expected life. We have not paid and do not anticipate paying cash dividends on our common stock; therefore, we assume the expected dividend yield to be zero. We estimate the expected volatility using a weighted average of the historical volatility of our common stock (Predecessor) and historical volatility of comparable public companies from a representative industry peer group (Successor). We based the risk-free rate of return on the average U.S. treasury yield curve for five- and seven-year terms. As allowed under current guidance, we have elected to apply the “simplified method” in developing our estimate of expected life for “plain vanilla” stock options by using the midpoint between the vesting date and contractual termination date since we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. For all dates, we granted employees options at exercise prices equal to the fair value of the underlying common stock on the date of grant. We recognize the impact of forfeitures in stock-based compensation expense when they occur.
Restricted stock is purchased at fair market value by the employee and common stock is issued at the date of grant. Restricted stock is subject to certain restrictions, such as vesting and a repurchase right. The common stock acquired by the employee is restricted stock because vesting is conditioned upon (i) continued employment through the applicable vesting date and (ii) for employees at the level of vice president and above, the achievement of certain financial performance targets determined by our board of directors. The restricted stock is subject to repurchase in the event the stockholder ceases to be employed or engaged (as applicable) by us for any reason or in the event of a change of control or due to certain regulatory burdens. As the restricted stock is purchased at fair market value at the time of grant, there is no stock-based compensation expense recognized related to these awards.

Pre-IPO Valuation of Common Stock
We have granted employees restricted stock and options at exercise prices equal to the fair value of the underlying common stock at the time of grant, as determined by our board of directors on a contemporaneous basis. To determine the fair value of our common stock, our board of directors considered many factors, including:

•	our current and historical operating performance;

•	our expected future operating performance;

•	our financial condition at the grant date;

•	the liquidation rights and preferences of our Class A Stock;

•	any recent privately negotiated sales of our securities to independent third parties;

•	input from management;

•	the lack of the then-current marketability of our common stock;

•	the potential future marketability of our common stock;

•	the amount of debt on our balance sheet;

•	the business risks inherent in our business and in technology companies generally; and

•	the market performance of comparable public companies.
In February 2016, at the inception of the Take Private, our shares of common stock were issued at $0.27 per share to the Sponsors and other co-investors. Thus we used the transaction price of $0.27 per share in determining the fair value of our common stock for our 2016 stock awards.
Subsequent to the Take Private, we engaged an independent valuation firm to perform certain valuation consulting services to provide an estimate of fair market value of our common stock on a semi-annual basis beginning at December 31, 2016. The valuations were prepared using a combination of valuation methodologies with varying weighting applied to each methodology. To derive a business enterprise value, our valuation methodologies utilize a discounted cash flow method using our forecasted operating results and a market comparable method and market transaction method based on comparable companies and market observations. Adjustments for the amount of debt on our balance sheet, the liquidity preference of our Class A Stock and outstanding stock awards and a discount due to the lack of marketability of our common stock were made to determine the valuation of our common stock on a non-marketable, minority per share basis. Our board of directors used the fair value per share to grant stock awards during the subsequent period.
The analysis performed by the independent valuation firm is based upon data and assumptions provided to it by us and received from third-party sources, which the independent valuation firm relied upon as being accurate without independent verification. The results of the analyses performed by the independent valuation firm are among the factors our board of directors took into consideration in making its determination with respect to fair value of our common stock, but are not determinative. Our board of directors is solely and ultimately responsible for determining the fair value of our common stock in good faith.
The dates of our valuation reports, which were prepared on a periodic basis, were not contemporaneous with the grant dates of our restricted stock and options. Therefore, we considered the amount of time between the valuation report date and the grant date to determine whether to use the latest valuation report for the purposes of determining the fair value of our common stock for financial reporting purposes. If equity-based awards were granted a short period of time preceding the date of a valuation report, we assessed the fair value of such equity-based awards used for financial reporting purposes after considering the fair value reflected in the subsequent valuation report and other facts and circumstances on the date of grant as described below. The additional factors considered when determining any changes in fair value between the most recent valuation report and the grant dates included, when available, the prices paid in recent transactions involving our securities, as well as our operating and financial performance, current industry conditions and the market performance of comparable publicly traded companies. There were significant judgments and estimates inherent in these valuations, which included assumptions regarding our future operating performance and the time to completing an initial public offering or other liquidity event.
Income Taxes
We use the liability method of accounting for income taxes as set forth in the authoritative guidance for accounting for income taxes. Under this method, we recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the respective carrying amounts and tax basis of our assets and liabilities.
In calculating our effective tax rate, we make judgments regarding certain tax positions, including the timing and amount of deductions and allocations of income among various tax jurisdictions.
The guidance requires us to identify, evaluate and measure all uncertain tax positions taken or to be taken on tax returns and to record liabilities for the amount of these positions that may not be sustained, or may only partially be sustained, upon examination by the relevant taxing authorities. Although we believe that our estimates and judgments are reasonable, actual results may differ from these estimates. Some or all of these judgments are subject to review by the taxing authorities. To the extent that the actual results of these matters is different than the amounts recorded, such differences will affect our effective tax rate.
We establish valuation allowances when necessary to reduce deferred tax assets to the amounts expected to be realized. On a quarterly basis, we evaluate the need for, and the adequacy of, valuation allowances based on the expected realization of our deferred tax assets. The factors used to assess the likelihood of realization include our latest forecast of future taxable income, available tax planning strategies that could be implemented, reversal of taxable temporary differences and carryback potential to realize the net deferred tax assets. As of December 31, 2017, we had a valuation allowance of $1.8 million.
The Tax Act contains several provisions that affect us, including a one-time mandatory transition tax on accumulated foreign earnings and a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. We are required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, re-measuring our U.S. deferred tax assets and liabilities as well as reassessing the expected realization of our deferred tax assets and liabilities. In response to the Tax Act, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act, or SAB 118, which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation is expected over the next 12 months, we consider the accounting of the transition tax, deferred tax remeasurements, and other items to be provisional due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.
Beginning January 1, 2018, we began recognizing the tax impact of including certain foreign earnings in U.S. taxable income as a period cost. We have not recognized deferred income taxes for local country income and withholding taxes that could be incurred on distributions of certain foreign earnings or for outside basis differences in our subsidiaries, because we plan to indefinitely reinvest such earnings and basis differences.
For additional information on the estimated transition tax payment schedule, see “Contractual Obligations and Commitments.” For additional discussion about our income taxes including the effect of the Tax Act, components of income before income taxes, our provision for income taxes charged to operations, components of our deferred tax assets and liabilities, a reconciliation of income taxes at the U.S. federal statutory rate of 35% to our effective tax rate and other tax matters, see Note 15. Income Taxes in the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Off-Balance Sheet Arrangements
During 2016 and 2017 and the six -month period ending June 30, 2018 , we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
We had cash and cash equivalents of $101.6 million , $277.7 million and $278.1 million at December 31, 2016, December 31, 2017 and June 30, 2018 , respectively. We also had short-term investments of $2.0 million at December 31, 2016. Our cash and cash equivalents consist primarily of bank demand deposits and money market funds. We hold cash, cash equivalents and short-term investments for working capital purposes. Our investments are made for capital preservation purposes, and we do not enter into investments for trading or speculative purposes.
We do not have material exposure to market risk with respect to our cash and cash equivalents, as these consist primarily of highly liquid investments purchased with original maturities of three months or less at December 31, 2017.
We had total indebtedness with an outstanding principal balance of $2.39 billion , $2.36 billion and $2.30 billion at December 31, 2016, December 31, 2017 and June 30, 2018 , respectively. Borrowings outstanding under our various credit agreements at December 31, 2016 and 2017 bear interest at variable rates equal to applicable margins plus specified base rates or LIBOR-based rates with a 1% floor. As of December 31, 2017 and June 30, 2018 , the annual weighted-average rate on borrowings was 6.5% and 5.7% , respectively. If there was a hypothetical 100 basis point increase in interest rates, the annual impact to interest expense would be approximately $22.9 million. This hypothetical change in interest expense has been calculated based on the borrowings outstanding at December 31, 2017 and a 100 basis point per annum change in interest rate applied over a one-year period. By comparison, at December 31, 2016, a 100 basis point increase in interest rates would not have resulted in a material change in interest expense due to the 1% floor and low interest rate environment.
We do not have material exposure to fair value market risk with respect to our total long-term outstanding indebtedness which consists of a $1.7 billion U.S. dollar term loan and $680.0 million of floating rate notes as of December 31, 2017 and $2.3 billion U.S. dollar term loans as of June 30, 2018 , not subject to market pricing.
See Note 9. Debt in the Notes to Consolidated Financial Statements and “Description of Indebtedness” elsewhere in this prospectus for additional information regarding our debt.
Foreign Currency Exchange Risk
As a global company, we face exposure to adverse movements in foreign currency exchange rates. We primarily conduct business in the following locations: the United States, Europe, Canada, South America and Australia. This exposure is the result of selling in multiple currencies, growth in our international investments, additional headcount in foreign countries and operating in countries where the functional currency is the local currency. Specifically, our results of operations and cash flows are subject to fluctuations in the following currencies: the Euro, British Pound Sterling and Australian Dollar against the United States Dollar, or USD. These exposures may change over time as business practices evolve and economic conditions change. Changes in foreign currency exchange rates could have an adverse impact on our financial results and cash flows.
Our consolidated statements of operations are translated into USD at the average exchange rates in each applicable period. Our international revenue, operating expenses and significant balance sheet accounts denominated in currencies other than the USD primarily flow through our United Kingdom and European subsidiaries, which have British Pound Sterling and Euro functional currencies, respectively. This results in a two-step currency exchange process wherein the currencies other than the British Pound Sterling and Euro are first converted into those functional currencies and then translated into USD for our consolidated financial statements. As an example, revenue for sales in Australia is translated from the Australian Dollar to the Euro and then into the USD.
Our statement of operations and balance sheet accounts are also impacted by the re-measurement of non-functional currency transactions such as intercompany loans, cash accounts held by our overseas subsidiaries, accounts receivable denominated in foreign currencies, deferred revenue and accounts payable denominated in foreign currencies. Our foreign currency denominated intercompany loan was established as part of the Take Private to provide a conduit to utilize foreign earnings effectively. The gains (losses) associated with the changes in exchange rates on amounts borrowed are unrealized non-cash events. As of July 1, 2018, the foreign currency denominated intercompany loan will be designated as long-term due to a change in our investment strategy and the new Tax Act. Therefore, beginning on July 1, 2018, the foreign currency transaction gains and losses resulting from remeasurement will be recognized as a component of accumulated other comprehensive income (loss).
Foreign Currency Transaction Risk
Our foreign currency exposures typically arise from selling annual and multi-year maintenance contracts and subscriptions in multiple currencies, accounts receivable, intercompany transfer pricing arrangements and other intercompany transactions. Our foreign currency management objective is to minimize the effect of fluctuations in foreign exchange rates on selected assets or liabilities without exposing us to additional risk associated with transactions that could be regarded as speculative.
We utilize purchased foreign currency forward contracts to minimize our foreign exchange exposure on certain foreign balance sheet positions denominated in currencies other than the Euro. We do not enter into any derivative financial instruments for trading or speculative purposes. Our objective in managing our exposure to foreign currency exchange rate fluctuations is to reduce the impact of adverse fluctuations in such exchange rates on our earnings and cash flow. The notional amounts and currencies underlying our foreign currency forward contracts will fluctuate period to period as they are principally dependent on the balances of the balance sheet positions that are denominated in currencies other than the Euro held by our global entities. There can be no assurance that our foreign currency hedging activities will substantially offset the impact of fluctuation in currency exchange rates on our results of operations and functional positions. As of December 31, 2017 and June 30, 2018 , we did not have any forward contracts outstanding and while we do not have a formal policy to settle all derivatives prior to the end of each quarter, our current practice is to do so. The effect of derivative instruments on our consolidated statements of operations was insignificant for the year ended December 31, 2017 and the six months ended June 30, 2018 .
We are exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but we do not expect any counterparties to fail to meet their obligations given their high credit ratings. In addition, we diversify this risk across several counterparties and actively monitor their ratings.
Foreign Currency Translation Risk
Fluctuations in foreign currencies impact the amount of total assets, liabilities, revenue, operating expenses and cash flows that we report for our foreign subsidiaries upon the translation of these amounts into U.S. dollars. If there is a change in foreign currency exchange rates, the amounts of assets, liabilities, revenue, operating expenses and cash flows that we report in U.S. dollars for foreign subsidiaries that transact in international currencies may be higher or lower to what we would have reported using a constant currency rate. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions results in reduced assets, liabilities, revenue, operating expenses and cash flows for our international operations. Similarly, our assets, liabilities, revenue, operating expenses and cash flows will increase for our international operations if the U.S. dollar weakens against foreign currencies. The conversion of the foreign subsidiaries’ financial statements into U.S. dollars will also lead to remeasurement gains and losses recorded in income, or translation gains or losses that are recorded as a component of accumulated other comprehensive income (loss).

Emerging Growth Company
We are an emerging growth company, as defined in the Jumpstart our Business Startups Act, or JOBS Act. The JOBS Act allows emerging growth companies to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies. We intend to utilize these transition periods, which may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the transition periods afforded under the JOBS Act.
Recent Accounting Pronouncements
For a description of our recently adopted accounting pronouncements and recently issued accounting standards not yet adopted, see Note 2. Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements appearing elsewhere in this prospectus.

LETTER FROM THE CEO
At SolarWinds, our mission is to make IT look easy.
We do this by arming technology professionals with the powerful software they need to solve today’s IT management challenges.
We are GeekBuilt
The job of the technology professional is hard. Technology is pervasive, complex and always changing. End users can be demanding, and businesses need constant access to an ever-expanding ecosystem of applications and infrastructure. The expectations for IT performance and availability are high, and the responsibility to deliver on those expectations rests squarely on the shoulders of today’s technology professionals.
For nearly 20 years, we have been committed to the technology professionals we serve and to understanding their challenges and how they want them addressed.
We market and sell our products directly to these technology professionals through a high-velocity, low-touch selling motion that combines analytics-driven digital marketing with selling from the inside. We don’t have an outside sales force or professional services organization. We don’t wine and dine the C-suite. We don’t sponsor golf tournaments or buy Super Bowl ads.
We believe that our focus on the needs of the technology professionals who use our products every day has been and continues to be unique in our industry. We believe that it fuels our ability to grow, to expand our brand and market footprint, and to continue to be a relevant and valued partner for our customers.
We Understand IT
Our business is built around helping technology professionals solve IT problems. Our relationship and engagement with them gives us insight and understanding we rely upon to deliver products designed to solve IT management problems the way technology professionals want them solved. We foster this relationship through our daily engagement on THWACK, our online community of over 150,000 registered members, which in 2017 averaged over 7,000 daily unique visitors.
We Build for IT
We build products designed to manage the simplest to the most complex IT environments, no matter the size of organization. Our products are both powerful and affordable and address well-understood problems in IT management. Our modular products can be purchased individually over time or as integrated suites. Our products are built to be powerful, extensible and scalable enough to address the complex and evolving needs of organizations of all sizes.
We Make IT Simple
We strive to take complexity out of IT, regardless of how an organization manages its IT infrastructure, where it is physically located or from where it is managed. We design products to deliver value quickly and empower users to do their jobs more effectively and efficiently. We build our products to be easy to use and “out-of-the-box” ready.
We Make IT Work
Our customers do not have to sacrifice power for usability, or ease of use for depth and breadth of functionality. We develop IT monitoring and management software to be effective, accessible and easy to use and to JUST WORK.

We Solve IT
We build products to address IT management needs in ways that align with how today’s technology professionals work on a day-to-day basis. Our products support technology professionals in delivering the level of technology performance their businesses demand.
Our Journey
We started in 1999 selling desktop tools directly to network engineers. Over time we grew, and we initially went public in 2009 as a point provider of on-premise network management products. Between 2009 and 2015, we continued to grow and broadened our product offerings from on-premise network monitoring to broader on-premise systems monitoring and management.
During those years, the IT landscape began to shift significantly. Businesses evaluated and increasingly adopted cloud as part of their IT infrastructures. Applications and their performance became more critical to businesses of all sizes and in all industries. Many businesses outsourced some or all of their IT management to managed service providers, or MSPs.
We listened as technology professionals evaluated these changes and their impacts. We engaged with them to better understand what they needed to successfully manage the IT infrastructure and deliver the IT performance their businesses required. We used that insight to enhance our existing on-premise IT management products and to introduce new products in the rapidly growing but still emerging cloud and MSP markets.
In the beginning of 2016, we were acquired by the Silver Lake Funds and the Thoma Bravo Funds.
Today, we are a very different company than we were in early 2016. While we have remained a leading provider of network management software and remote management and monitoring software for MSPs, we believe our addressable markets are much larger now than they were in 2016. We have increased our investment in our product offerings through additional organic development and acquisitions of businesses and technologies and have focused on offering more subscription-based products that make our business even more visible and predictable as sales of those products scale. We now provide full IT management capabilities across over 50 products that span on-premise, cloud and hybrid IT environments and empower technology professionals to manage their IT environments in ways that we believe distinguish us from our competitors. We directly serve over 275,000 customers in 190 countries, including over 22,000 MSPs that run our products to serve over 450,000 organizations all over the world.
Although we have evolved a lot since early 2016, our approach to running our business hasn’t changed. Our model has allowed us to grow while maintaining high levels of operating efficiency, and we fundamentally believe that a business can grow and be profitable at the same time. We understand that some investors prefer growth over profitability, and others prefer profitability over growth. We like both.
Going forward, as IT infrastructure environments continue to expand and become more complex, we will be there to help technology professionals manage them. We plan to build upon our early successes in the fast growing cloud management market, expand our leading position in remote management and monitoring software for the MSP market and remain a leader in hybrid IT management. We also intend to expand into adjacent new markets where we believe our unique business model can give us a competitive advantage.
In everything we do, we will remain focused on helping to serve the needs of the technology professional because we believe this commitment will continue to be the biggest reason technology professionals will come to us, stay with us and grow with us. We bring the same focus on adhering to our principles in running our business and hope you will join us as shareholders in our journey.
—Kevin

BUSINESS
Overview
SolarWinds is a leading provider of information technology, or IT, infrastructure management software. Our products give organizations worldwide, regardless of type, size or IT infrastructure complexity, the power to monitor and manage the performance of their IT environments, whether on-premise, in the cloud, or in hybrid models. We combine powerful, scalable, affordable, easy to use products with a high-velocity, low-touch sales model to grow our business while also generating significant cash flow.
Our business is focused on building products that enable technology professionals to manage “all things IT.” We continuously engage with technology professionals to understand the challenges they face maintaining high-performing and highly available on-premise, public and private cloud and hybrid IT infrastructures. The insights we gain from engaging with technology professionals allow us to build products that solve well-understood IT management challenges in ways that technology professionals want them solved.
Our approach, which we call the “SolarWinds Model,” enables us to market and sell our products directly to network and systems engineers, database administrators, storage administrators, DevOps professionals and managed service providers, or MSPs. These technology professionals have become empowered to influence the selection, and often the purchase, of products needed to rapidly solve the problems they confront.
Technology professionals use our products in organizations ranging in size from very small businesses to large enterprises, including 499 of the Fortune 500. As of June 30, 2018 , we had over 275,000 customers in 190 countries. We define customers as individuals or entities that have an active subscription for at least one of our subscription products or that have purchased one or more of our perpetual license products since our inception under a unique customer identification number, with each unique customer identification number constituting a separate customer regardless of the amount purchased. We may have multiple purchasers of our products within a single organization, each of which may be assigned a unique customer identification number and deemed a separate customer.
We serve the entire IT market uniquely and efficiently with our SolarWinds Model. Our products are designed to do the complex work of monitoring and managing networks, systems and applications across on-premise, cloud and hybrid IT environments without the need for customization or professional services. Many of our products are built on common technology platforms that enable our customers to easily purchase and deploy our products individually or as integrated suites as their needs evolve. We utilize a cost-efficient, integrated global product development model and have expanded our offerings over time through both organic development and strategic acquisitions.
We market and sell our products directly to technology professionals with a high-velocity, low-touch, digital marketing and direct inside sales approach that we call “selling from the inside.” We have built a highly flexible and analytics-driven marketing model designed to efficiently drive website traffic and high-quality leads. We also engage with over 150,000 registered members through THWACK, our online community designed to train and inform technology professionals about our products, keep us connected to them and provide network effects to amplify word-of-mouth marketing for our products. Our sales team uses a prescriptive approach designed to manage these leads and quickly sell our products pursuant to our standard pricing and contract terms. We do not utilize an outside sales force or provide professional services.
Technology professionals often find our products when they are online searching for a solution to address a specific need and use our full-featured trials to experience our purpose-built, powerful and easy to use products in their own environments. These experiences often lead to initial purchases of one or more products and, over time, purchases of additional products and advocacy within both their organizations and their networks of technology professionals.
We extend our sales reach through our MSP customers, who provide IT management as a service and rely on our products to manage and monitor the IT environments of their end customers. Our MSP customer base enables us to reach across a fragmented end market opportunity of millions of organizations and access a broader universe of customers. We benefit from the addition of end customers served by our MSP customers, the proliferation of devices managed by those MSPs and the expansion of products used by those MSPs to manage end customers’ IT infrastructures. As of June 30, 2018 , we had over 22,000 MSP customers that served over 450,000 organizations globally.
We have grown while maintaining high levels of operating efficiency. We derive our revenue from a combination of subscription revenue from the sale of our cloud management and MSP products and license and maintenance revenue from the sale of our on-premise network and systems management perpetual license products. Over time, we have significantly increased our subscription and maintenance revenue and intend to grow our revenue and cash flow by gaining new customers, increasing penetration within our existing customer base, expanding our international footprint, bringing new products to market and expanding into new markets through organic development and targeted acquisitions.
Market Trends
Organizations across industries are using technology and software to drive business success and competitive differentiation. As the landscape for IT infrastructure and software deployment worldwide rapidly changes to meet businesses’ evolving needs, the performance, speed, availability and security of IT has become critical to business strategy. The job of the technology professionals who deploy and manage these environments is more challenging than ever.
Growing IT Complexity Creates Significant Challenges for Organizations
As organizations deploy and rely on a mix of on-premise, public and private cloud and hybrid IT environments, they require performance monitoring and management solutions that work across their increasingly complex environments and provide full visibility into performance. According to market research firm International Data Corporation, or IDC, the total annual spend on IT infrastructure, including on-premise, public and private cloud, and hybrid environments, is expected to grow from $112 billion in 2017 to $140 billion in 2022. 4
In addition, IT management software must keep pace as technology innovation and the deployment velocity of new applications and software accelerate. For example, rapid application development has resulted in the rise of new software development practices and application deployment models. In these models, organizations can rapidly deploy these critical assets to their users leveraging public and private cloud, which creates greater complexity for technology professionals tasked with managing these environments.
Empowerment of the Technology Professional
Optimizing IT performance and effectively managing IT infrastructure have become strategic imperatives for organizations. The technology professionals charged with managing these infrastructures are increasingly responsible for making technology choices to help ensure performance of IT infrastructure meets the needs of the business. Additionally, the democratization of IT spend has shifted influence in software purchase decisions from the highest levels of an organization’s IT department to technology professionals, who can have different perspectives from CIOs or other IT decision-makers. We have found that technology professionals prefer to trial software products in real time to determine if the products meet their needs. They also want the flexibility to select from a range of IT management products to find those best suited to address their specific challenges. In this environment, technology professionals are among the biggest influencers of software-purchasing decisions within their organizations.
Organizations Have Choices in Allocating Resources to Manage IT
Efficiently managing IT and quickly resolving problems are paramount for organizations of all sizes. However, as IT complexity grows, organizations must determine how to allocate their resources to best manage their IT needs. Organizations can choose to manage their own IT infrastructure or buy IT management as a service through MSPs.
4 IDC Quarterly Cloud IT Infrastructure Tracker – Forecast, 2018 Q1 update, June 2018.

MSPs maintain and operate an organization’s IT environment and can deliver the full range of IT solutions, including network monitoring, server and desktop management, backup and recovery and IT security. For many smaller organizations that lack the time, resources and technical expertise to manage complex IT environments, MSPs can improve the efficacy of their IT strategy without significant capital investment. For larger organizations, MSPs can replace or supplement in-house capabilities.
Limitations of Alternative Solutions
Alternative IT management solutions have limitations that impair their ability to efficiently serve the unique needs of technology professionals. Alternative IT management solutions include a range of the following:

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IT Management Frameworks.  Software vendors predominately focused on large enterprises offer solutions and services that cater to the CIO rather than the day-to-day needs of the technology professional. These solutions can be expensive, complicated and inflexible and may require significant professional services to customize, implement, operate and maintain.

•
Point Solutions.  Point solutions have limited capabilities and often are not suited to handle the demands of distributed environments or managing complex, hybrid IT infrastructure architectures.  The implementation and management of multiple point solutions can result in disjointed workflows and data and be challenging and expensive to deploy and operate.

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Internally Developed Solutions.  Internally developed solutions require ongoing development and maintenance that can be costly and time-consuming.  These solutions typically provide limited functionality, which has to be constantly updated to adapt to changes in technology and IT environments.

Given the challenges associated with operating across a complex range of dynamic, hybrid IT environments and the limited ability of existing solutions to address these challenges in the ways that technology professionals want them addressed, we believe there is a significant market opportunity for broad hybrid IT management solutions purpose-built to serve the needs of technology professionals.
Market Opportunity
We design software products to serve the entire IT management market. Our technology is scalable to meet the needs of large organizations and at the same time built to be affordable, easy to implement and easy to use so small businesses can manage their infrastructure internally or through MSPs. We designed our go-to-market model to enable us to reach all of these businesses efficiently, and we believe we have one of the broadest software portfolios for hybrid IT management across the industry, adding 14 products over the last three years. As a result, we address large and growing markets across IT operations, security, and backup & storage management. In aggregate, IDC estimates global software revenue for these markets to be approximately $41.5 billion in 2017, growing annually at 6.6% to approximately $53.6 billion in 2021.5
We believe this market sizing underestimates the size of the market opportunity beyond the enterprise and mid-market. Our products and the SolarWinds Model are designed to allow us to address the entire market, including small businesses and operational units within larger enterprises that we feel may not be fully represented in the above market sizing, and we therefore believe our market opportunity is even larger than the IDC estimate.
In a study we commissioned, Compass Intelligence Research estimated the number of enterprises, mid-sized companies and small companies worldwide, as well as the number of operational units within enterprises that purchase as separate entities. Based on these estimates, our assumptions on the number of our products that would address the
5 IT operations (Network Management, IT Ops Management, IT Service Management, Configuration Management, Database Management & Managed File Transfer); security (Security & Vulnerability Management and Messaging Security) and backup & storage management (Data Protection, Storage & Device Management); IDC Semiannual Software Tracker, 2017 H2 update, May 2018.

needs of organizations according to the size of such organizations, and our historical average sales price for each product based on similarly sized customers, we estimate that we have an aggregate license revenue market opportunity of approximately $61.9 billion, which drives an annual maintenance revenue opportunity of $25.3 billion. When combined with our estimated annual subscription opportunity of $41.5 billion, this creates an annual recurring revenue market opportunity of approximately $66.7 billion.
Internal view of our annual recurring revenue opportunity ($ in billions)6
We calculated the annual maintenance revenue opportunity based on the aggregate license revenue market opportunity and a historical average of the percentage of a new license sale allocated to maintenance revenue.
We believe a meaningful portion of our opportunity can be attained by selling additional products to our large existing customer base. We target our sales and marketing efforts on approximately 42,000 of our existing customers.  We estimate that our market opportunity to sell additional core licensed products within this existing customer base is approximately $3.6 billion, which would drive an annual maintenance revenue opportunity of approximately $1 billion. We base these estimates on the core licensed products that we sell not owned by each existing customer and our historical average sales price for each core licensed product.
The SolarWinds Model
At SolarWinds, we do things differently. The focus and discipline that we bring to our business distinguish us in a highly competitive landscape.
We believe that growth and profitability are not conflicting priorities. We designed our business to allow us to grow and generate significant positive cash flow at the same time.
At the heart of everything we do as a company is the SolarWinds Model, which consists of five principles that guide our business and help explain why technology professionals choose our products:
Focus on the Technology Professional
We are committed to understanding technology professionals and the daily challenges that they face managing the complex, ever-changing demands of business-critical IT environments. We have a substantial customer base and
6 Compass Intelligence, April 2018; management estimates. Excludes 31.4 million worldwide businesses with 1–19 employees.

community of technology professionals. We engage with them on a daily basis through digital marketing and online communications. These include THWACK, our online community with over 150,000 registered members that provides forums, tools and valuable resources; several company-sponsored blogs in which we provide perspectives and information relevant to the IT management market; and web-based events designed to train and inform participants about deeper aspects of our products. We don’t have to guess about what they need, we just ask.
Build Great Products for the Entire Market
Organizations of all sizes have complex IT environments that make managing IT challenging. Our commitment to technology professionals allows us to deliver products that solve well-understood IT problems simply, quickly and affordably for the entire market, from very small businesses to the largest of global enterprises, regardless of whether their IT is managed internally or through an MSP.
We design our products to be easy to access, try, buy, deploy and use. Many of our products are built on common technology platforms that enable our customers to purchase and implement our products individually, and then add additional product or products as needed. Or they can buy multiple products as integrated suites. This allows customers to buy what they need, when they need it, and grow as their needs evolve.
Capture Demand Using Cost-Efficient, Mass-Reach Digital Marketing
We utilize digital marketing to directly reach technology professionals of all levels of sophistication managing IT environments of all levels of complexity and size. They are online every day interacting with their peers, learning about new technologies and searching for solutions to their problems.
Over the past decade, we have honed our use of online tools to find, communicate with and sell to our potential customers of all levels of sophistication with environments of all levels of complexity and size. We believe we build credibility and confidence in our products by being present and active in the communities and on the sites that technology professionals trust.
Sell from the Inside
We are committed to selling from the inside. We adhere to a prescriptive process and metrics-based approach that drives predictability and consistency and has helped us add over 6,000 new customers each quarter for the last eight calendar quarters.
The size and organization of our sales force enables us to reach thousands of technology professionals each day. We close the smallest and most simple transactions to our largest and most complex deals efficiently without the need for an outside sales force, product customization or professional services. Our sales team uses a prescriptive approach designed to manage these leads and quickly sell our products pursuant to our standardized pricing and contract terms. We believe our selling motion reflects how our customers prefer to do business.
Focus on the Long-Term Value of the Relationship with Our Customers
When our customers experience the value of our products, our investment in our product portfolio and our responsiveness to their changing needs, they often grow their relationship with us and become our advocates within both their organizations and their networks of technology professionals. The power of our approach is evidenced by the long-term relationships we have with our customers.
Growth Strategies
We intend to extend our leadership in network management and grow our market share in adjacent areas of IT management with powerful yet easy to use software products designed to manage “all things IT” across hybrid IT environments. The following are key elements of our growth strategy:

Win New Customers Using the SolarWinds Model.
The SolarWinds Model allows us to win new customers in existing markets where our products and our model give us a competitive advantage. Our efficient marketing and sales model and powerful brand recognition and trust among technology professionals have enabled us to increase our customer base by over 6,000 new customers per quarter for the past eight calendar quarters. We intend to leverage our ability to efficiently attract new customers to continue to increase our overall customer base.
Increase Penetration Within Our Existing Customer Base.
As of June 30, 2018 , we had over 275,000 customers in 190 countries. Many of our customers make an initial purchase to meet an immediate need, such as network or application performance monitoring in a small portion of their IT infrastructure, and then subsequently purchase additional products for other use cases or expansion across their organization. Once our customers have used our products within their IT environment, we are well positioned to help identify additional products that offer further value to those customers. We continue to refine our sales effort to better target our marketing and sales efforts and expand the sales of our products within organizations, particularly those that have multiple purchasers of our IT management products.
Increase Our International Footprint.
We believe a substantial market opportunity exists to increase our international footprint across all of our product lines. In particular, our cloud management products, which are currently sold primarily in North America, have strong expansion potential. We have made significant investments in recent years to increase our sales and marketing operations internationally, and expect to continue to invest to grow our international sales and global brand awareness.
Continue to Innovate.
We intend to continue focusing on innovation and bringing new products and tools to market that address problems that technology professionals are asking us to solve. We also intend to continue providing frequent feature releases to our existing products. We are focused on enhancing the overall integration of our products to improve our value proposition and allow our customers to further benefit from expanding their usage of our products as their needs evolve.
Expand into New Markets Aligned with the SolarWinds Model.
We have successfully entered new markets and expanded our product offerings to solve a broader set of challenges for customers. For example, in recent years we broadened our product offerings to address the database, storage, cloud and MSP markets. We intend to further expand into markets where our SolarWinds Model provides us with competitive advantages.
Pursue Targeted Acquisitions of Products and Technologies.
We have successfully acquired and integrated businesses and technologies in the past that provided us with new product offerings and capabilities and helped us to establish positions in new segments and markets. We intend to continue making targeted acquisitions that complement and strengthen our product portfolio and capabilities or provide access to new markets. We evaluate acquisition opportunities to assess whether they will be successful within the SolarWinds Model. We believe our ability to effectively transition acquired companies and products to the SolarWinds Model represents a unique opportunity for our business.
Customers
We designed the SolarWinds Model to reach all sizes of businesses. As of June 30, 2018 , we had over 275,000 customers in 190 countries, including over 22,000 customers of our MSP products and over 35,000 customers of our cloud management products . We define customers as individuals or entities that have purchased one or more of our products under a unique customer identification number since our inception for our perpetual license products and individuals or entities that have an active subscription for at least one of our subscription products. Each unique customer identification number constitutes a separate customer regardless of the amount purchased. We may have multiple purchasers of our products within a single organization, each of which may be assigned a unique customer identification number and deemed a separate customer.
Our customers represent organizations ranging in size from very small businesses to large enterprises, including 499 of the Fortune 500. Customers often initially purchase one of our products to solve a known problem and then expand their purchases over time. The SolarWinds Model allows us to both sell to a broad group of potential customers and close large transactions with significant customers. For example, in each of the past eight calendar quarters, over 6,000 new customers, both large and small, purchased one or more of our products. While some customers may spend as little as $100 with us over a twelve-month period, as of June 30, 2018 , we had 625 customers who had spent more than $100,000 with us in the previous four calendar quarters.
At the same time, we designed the SolarWinds Model to reach businesses that outsource the management of some or all of their IT infrastructure to MSPs. As of June 30, 2018 , we had 22,000 MSP customers that manage IT infrastructure for over 450,000 organizations. We reach SMBs through MSPs and directly, including those SMBs that may purchase a single product to solve a known problem.
Marketing and Sales
We market and sell our products directly to technology professionals with a low-touch, high-velocity digital marketing and “selling from the inside” motion that we believe is unique and hard to replicate in the software industry. Our marketing and sales process allows us to effectively capture demand and maintain high levels of sales productivity at low customer acquisition costs.
We target our marketing efforts and selling motion directly at network, systems, DevOps and MSP professionals within organizations versus the organizations themselves. We believe this approach provides us with a significant advantage in today’s environment in which purchasing influence and power is shifting from traditional procurement to the technology professionals themselves.
Marketing
We have built a highly flexible and analytics-driven direct marketing model designed to efficiently drive website traffic and high-quality leads that are typically trials of full-featured products from our websites. By providing trials of full-featured products we enable prospective customers to easily explore the capabilities of our products and easily transition from trial to sale. We also have a marketing motion directed at current customers designed to educate them about features of products they own, products they do not own and how to trial new products.
We make broad use of digital marketing tools including search engines, targeted email campaigns, localized websites, free IT management tools, display advertising, affiliate marketing, social media, e-book distribution, video content, blogging and webinars.
We also engage with over 150,000 registered members through THWACK, our online community, which in 2017 averaged over 7,000 unique daily visitors. Within THWACK, we provide forums, solutions, tools, webinars, content and other valuable resources relevant to the IT management market. This community is designed to train and inform technology professionals about our products, keep us connected to them and provide network effects to amplify word-of-mouth marketing for our products.
Sales
We refer to our selling motion as “selling from the inside.” This approach is rooted in having our sales organization physically located in our offices, selling exclusively online or over the phone, using a prescriptive approach to managing leads and adhering to standardized pricing and contract terms. We close transactions of all sizes and locations through our selling from the inside approach. We do not employ any outside sales personnel.

Our sales organization is divided into our dedicated sales team and our retention and maintenance renewal team. Our dedicated sales team focuses exclusively on sales of new products to new and existing customers. Our dedicated sales team receives high-quality leads from our marketing motion and engages with the prospect to close the sale. We adhere to a disciplined, data-driven approach to converting leads quickly and efficiently based on our understanding of the prospect’s specific product demands and the inflection points in the selling process.
Our retention and maintenance renewal team focuses exclusively on renewing our subscription and maintenance agreements with our customers. Our conversations with these customers begin months before the renewal date to support our customers, and we work with them through the renewal process.
We supplement our sales organization with channel partners through which we sell internationally and to organizations that prefer to purchase only through a reseller. We have a number of resellers who are proactively creating demand for our products and bring new opportunities and customers to us. In addition to selling to SMBs directly, we also deliver our technology to SMBs through our MSP customers, who use our products to provide outsourced IT management services to these SMBs.
Research and Development
Our research and development organization is primarily responsible for the design, development, testing and deployment of new products and improvements to existing products, with a focus on ensuring that our products integrate and complement one another.
We have designed our software development process to be responsive to customer needs, cost efficient and agile. In our process, we work closely with our user community throughout the development process, to build what is needed for the problems technology professionals face every day. This includes regularly having a subset of our customers participate in validating that our product use cases and features will solve their problems.
Over more than a decade, we have honed our approach to building a development organization that allows us to build products and enhance existing products quickly, efficiently, and cost-effectively. Our low-cost global development model allows us to source from a large pool of talented resources by participating in multiple labor markets to match the best person to each role, at the most efficient cost. We utilize small scrum teams, each dedicated to specific product modules that follow a standard set of practices to build and test their code continuously. We share our development values across our offices and aim to assign meaningful design and development work to our international locations.
We believe that we have developed a differentiated process that allows us to release new software rapidly, cost effectively and with a high level of quality.
Our research and development costs were $32.2 million and $65.8 million for the portion of the year ended December 31, 2016 prior to and after the acquisition, respectively, $86.6 million for the year ended December 31, 2017 and $48.5 million for the six -month period ended June 30, 2018 .
Product Portfolio and Technology Platforms
Our product development is guided by principles that provide a development framework that allows us to respond quickly to the market and deliver a broad suite of products designed to solve problems that are commonly understood and shared by our customers. Our core product development principles are:

1.	We purpose-build products for technology professionals.

2.	Our roadmaps are guided by a large community of users rather than by a select few large customers.

3.	We develop products that are intended to sell themselves and be easy to use, powerful and immediately valuable to users.

4.	We design and develop our products to integrate and complement each other while providing a consistent user experience.
We believe we have one of the broadest product portfolios of IT monitoring and management software across the industry, providing deep visibility into web, application, database, virtual resources, storage, and network performance. Our products monitor applications and their supporting infrastructure, whether the applications are located on-premise, in the cloud, or in a hybrid environment. Our products monitor applications in the cloud via an agent, agentlessly, or by using information from cloud providers’ APIs.
Our approach to IT management allows us to cross-pollinate products across markets and environments. Most recently, we integrated NetPath, a product that is part of our core IT portfolio and provides deep visibility into critical network paths, into our core MSP offering and we launched Backup which was originally in the MSP offering into our core IT customer base.
Core IT Products
Targeted for IT professionals, our core IT products provide hybrid IT performance management with deep visibility into application and IT infrastructure across both on-premise and cloud infrastructures. Our suite of network management software provides real-time visibility into network utilization and bandwidth as well as the ability to quickly detect, diagnose and resolve network performance problems. Our suite of system management products monitors and analyzes the performance of applications and their supporting infrastructure, including websites, servers, physical, virtual and cloud infrastructure, storage and databases. We also help our customers strengthen their security and compliance posture with our automated network configuration, backup and log and event management products.
Our core IT offerings, enabled by our common technology platform, are highly scalable and can be added alongside existing products in a modular fashion. Integrating our network and systems management products, our platform combines data from multiple parts of the IT stack to provide a single, unified application-centric view and customer experience. Our platform also enables a single dashboard to view real-time application metrics regardless of whether the applications are deployed across multiple data centers or cloud vendors globally.
Our core IT products include both core licensed products and tools. Our core licensed products are typically server-based with a browser interface, have a higher average selling price than tools and are the focus of our strategies to drive revenue growth. Our tools can be server-or laptop-based, typically have a lower average selling price than our core licensed products and are primarily used by us to meet a critical need of our target customer base, but are not the focus of our revenue growth strategies.
Cloud Management Products
Targeted for DevOps professionals, our cloud management products provide cloud-based monitoring of the full IT stack whether deployed in the cloud or on-premise. Our cloud management products enable visibility into log data, cloud infrastructure metrics, applications, tracing and web performance management. In addition to our individual products that address each of these areas, we also offer AppOptics, which integrates application performance, server infrastructure monitoring and custom metrics into one unified, cloud-based solution.
MSP Products
Our portfolio targeted for MSPs delivers broad, scalable IT service management solutions to enable MSPs to deliver outsourced IT services for their SMB end-customers and more efficiently manage their own businesses. Our core remote monitoring and management software, which remotely monitors desktops, laptops, servers and mobile devices across operating systems and platforms, integrates with a broad offering of MSP-focused products on a common platform including patch management, backup, anti-virus, web protection, risk assessment, help desk/service ticketing and application management. We also offer an email protection and archiving platform on a standalone basis that protects businesses from phishing, malware and other email-borne threats.
Competition
We operate in a highly competitive industry that is characterized by constant change and innovation. Changes in networks, applications, devices, operating systems and deployment environments result in evolving customer requirements. Our competitors and potential competitors include:

•	large network management and IT vendors such as Netscout, MicroFocus, CA Technologies, IBM and BMC Software; and

•	smaller companies in the cloud and application monitoring and the MSP IT tools markets, where we do not believe that a single or small group of companies has achieved market leadership.
We believe the principal competitive factors in our market are:

•	brand awareness and reputation among technology professionals, including IT professionals, DevOps professionals and MSPs;

•	product capabilities, including scalability, performance and reliability;

•	ability to solve problems for companies of all sizes and infrastructure complexities;

•	ease of use;

•	total cost of ownership;

•	flexible deployment models, including on-premise, in the cloud or in a hybrid environment;

•	strength of sales and marketing efforts; and

•	focus on customer success.
We believe that we compete effectively across these factors as our products and marketing efforts have been designed with these criteria as guideposts.
Employees
As of  June 30, 2018 , we had  2,540 employees, of which 979 were employed in the United States and  1,561 were employed outside of the United States. We consider our current relationship with our employees to be good. We are not party to any collective bargaining agreement.
Intellectual Property
We rely on a combination of patent, copyright, trademark, trade dress and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights. These laws, procedures and restrictions provide only limited protection. As of June 30, 2018 , we owned approximately 29 issued U.S. patents and 148 issued foreign patents, with expiration dates ranging from October 2026 to May 2036. We have also filed approximately 40 currently pending patent applications, but we cannot guarantee that patents will be issued with respect to our current patent applications in a manner that gives us the protection that we seek or at all. Our patents and any future patents issued to us may be challenged, invalidated or circumvented and may not provide sufficiently broad protection or may not prove to be enforceable in actions against alleged infringers.
We endeavor to enter into confidentiality and invention assignment agreements with our employees and contractors and with parties with which we do business in order to limit access to and disclosure of, and safeguard our ownership of, our proprietary information. We cannot be certain that the steps we have taken will prevent unauthorized use or reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive with ours or that infringe our intellectual property, and policing unauthorized use of our technology and intellectual property rights can be difficult. The enforcement of our intellectual property rights also depends on any legal actions against these infringers being successful, but these actions may not be successful, even when our rights have been infringed.
Furthermore, effective patent, trademark, trade dress, copyright and trade secret protection may not be available in every country in which our products are available or where we have operations. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and still evolving.
Facilities
We lease our offices and do not own any real estate. Our corporate headquarters is located in Austin, Texas, and consists of approximately 348,000 square feet. We also lease office space domestically and internationally in various locations for our operations, including facilities located in Edinburgh, United Kingdom; Brno, Czech Republic; San Francisco, California; Singapore; Cork, Ireland; Durham, North Carolina; and Ottawa, Canada.
We believe our current facilities will be adequate for the foreseeable future. If we require additional or substitute space, we believe that we will be able to obtain such space on acceptable, commercially reasonable terms.
Legal Proceedings
From time to time, we have been and may be involved in various legal proceedings and claims arising in our ordinary course of business. At this time, neither we nor any of our subsidiaries is a party to, and none of our respective property is the subject of, any legal proceeding that, if determined adversely to us, would have a material adverse effect on us.

MANAGEMENT
Executive Officers and Directors
The following table provides information, as of August 7, 2018 , regarding the individuals who will serve as our executive officers and directors immediately following the completion of this offering:

Name	Age	Position
Executive Officers:
Kevin B. Thompson	53	President, Chief Executive Officer and Director
J. Barton Kalsu	51	Executive Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer
David Gardiner	43	Executive Vice President, Core IT
Jason W. Bliss	44	Executive Vice President, General Counsel and Secretary
Woong Joseph Kim	39	Executive Vice President, Engineering and Chief Technology Officer
Christoph Pfister	53	Executive Vice President, Products
Non-Employee Directors:
Marcel Bernard	80	Director
Michael Bingle	46	Director
Seth Boro	42	Director
Ken Hao	49	Director
James Lines	61	Director
Jason White	37	Director
Executive Officers
Kevin B. Thompson is our President and Chief Executive Officer. He has served as our President since January 2009 and our Chief Executive Officer since March 2010. He previously served as our Chief Financial Officer and Treasurer from July 2006 to March 2010 and our Chief Operating Officer from July 2007 to March 2010. Prior to joining the Company, Mr. Thompson was Chief Financial Officer of Surgient, Inc., a privately held software company, from November 2005 until March 2006 and was Senior Vice President and Chief Financial Officer at SAS Institute, a privately held business intelligence software company, from August 2004 until November 2005. From October 2000 until August 2004, Mr. Thompson served as Executive Vice President and Chief Financial Officer of Red Hat, Inc. (NYSE: RHT), an enterprise software company. Mr. Thompson holds a B.B.A. from the University of Oklahoma. Mr. Thompson has served on the board of directors of BlackLine, Inc. (Nasdaq: BL) since September 2017 and has served on the board of directors of Instructure, Inc. (NYSE: INST) since November 2016. He previously served on the board of directors of NetSuite, Inc. (NYSE: N) prior to its acquisition by Oracle Corporation and on the board of directors of Barracuda Networks, Inc. (NYSE: CUDA). We believe that Mr. Thompson’s financial and business expertise, his extensive experience working with software and other technology companies and his daily insight into corporate matters as principal executive officer of the Company make him well-qualified to serve as a director.
J. Barton Kalsu has served as our Executive Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer since April 2016. He served as our Executive Vice President, Finance and Chief Accounting Officer from October 2013 to April 2016 and served as our Chief Accountant and Senior Vice President, Finance, from November 2011 to October 2013. Mr. Kalsu joined the Company as Chief Accountant and Vice President, Finance in August 2007. Prior to joining the Company, Mr. Kalsu worked for JPMorgan Chase Bank as Vice President, Commercial Banking, from June 2005 until August 2007. From April 2002 until June 2005, Mr. Kalsu worked for Red Hat, Inc. as Senior Director of Finance. Mr. Kalsu serves on the board of directors of EP Energy Corporation (NYSE: EPE). Mr. Kalsu previously served on the board of directors of Athlon Energy Inc. (Nasdaq: ATHL) prior to its acquisition by Encana Corporation. He holds a B.S. in Accounting from Oklahoma State University.

David Gardiner has served as our Executive Vice President, Core IT since January 2018. Mr. Gardiner previously served as our Executive Vice President, International Sales from October 2015 to January 2018, Senior Vice President, Sales from July 2013 to October 2015 and Vice President, Sales from November 2007 to July 2013. Prior to joining the Company, Mr. Gardiner worked as Director, Business Development for Motive, Inc., Manager, Business Development for BroadJump, LLC, and in channel business development for Trilogy, Inc. Mr. Gardiner holds an Honours Bachelor of Business Administration from Wilfrid Laurier University.
Jason W. Bliss has served as our Executive Vice President, General Counsel and Secretary since June 2016. Mr. Bliss previously served as our Senior Vice President, General Counsel and Secretary from April 2016 to June 2016, Senior Vice President, Legal Operations and Corporate Development from October 2013 to April 2016, Vice President, Corporate Development from June 2012 to October 2013 and Assistant General Counsel from March 2008 to June 2012. Prior to joining the Company, Mr. Bliss was an associate at DLA Piper LLP (US) specializing in mergers and acquisitions, capital market transactions and technology licensing. Prior to DLA Piper, Mr. Bliss was a technology consultant with Accenture. Mr. Bliss earned a J.D. and an M.B.A. from Duke University and a B.S. in Engineering Science from the University of Virginia.
Woong Joseph Kim has served as our Executive Vice President, Engineering and Chief Technology Officer since July 2017. Mr. Kim previously served as Senior Vice President and Chief Technology Officer from February 2016 to July 2017. Prior to joining the Company, Mr. Kim was the General Manager of Hewlett Packard Enterprise Company’s Transform business unit from November 2014 to February 2016, and the CTO for HP Software’s Application Delivery Management (ADM) and IT operations management businesses from April 2013 to November 2014. Mr. Kim has held other executive leadership roles at General Electric, Berkshire Hathaway and several startups. Mr. Kim holds a Bachelor’s in Computer Science and Criminology and Law Studies from Marquette University.
Christoph Pfister has served as our Executive Vice President, Products since January 2016. Prior to joining the Company, Mr. Pfister served in a variety of executive positions at Hewlett Packard Enterprise Company since October 1995, most recently as the Vice President and General Manager of IT Operations Management from May 2015 to December 2015. Prior to Hewlett Packard Enterprise Company, Mr. Pfister was a founding partner of a database consulting and tools company in France, and worked at Oracle Corporation. Mr. Pfister received his Bachelor’s degree in Engineering from Esslingen University of Applied Sciences in Germany and a Master’s degree (DESS) from the University of Lyon in France. Mr. Pfister is a graduate of the Stanford Executive Program.
Non-Employee Directors
Marcel Bernard has served on our board of directors since February 2016. Since 2003, he has been an Operating Partner for Thoma Bravo and is now a Senior Operating Partner. He has more than 40 years of operating experience with companies primarily in the technology industry. Mr. Bernard’s prior experience includes service as Corporate Vice President, Operations at Geac Computer Corporation, a performance management software company, where he was responsible for the management and overall performance of several worldwide business units; President of Motorola Canada; President and CEO of SaskTel, Saskatchewan’s largest phone company; and Senior Vice President, Ontario Division at St. Lawrence Cement, where he was responsible for the management of all Ontario business units. Since 2006, Mr. Bernard has served on the board of directors of 21 software and technology service companies in which certain investment funds advised by Thoma Bravo held an investment. He currently serves on the board of directors of 12 software and technology service companies in which certain investment funds advised by Thoma Bravo hold an investment, including SailPoint Technologies Holdings, Inc. (NYSE: SAIL), Compuware Corporation, Dynatrace LLC, Imprivata, Inc., Kofax Limited, Qlik Technologies Inc. and Riverbed Technology, Inc. Mr. Bernard holds a B.S. in Engineering Physics from the University of Montreal (Canada) and is a member of the Professional Engineers of Ontario (Canada). Our board of directors believes that Mr. Bernard’s extensive operating and industry experience and overall knowledge of our business qualify him to serve as a director.
Mike Bingle has served on our board of directors since February 2016. Mr. Bingle is currently a Managing Partner and Managing Director of Silver Lake, which he joined in 2000. Prior to joining Silver Lake, Mr. Bingle was a principal at Apollo Management, L.P., then a large-scale, generalist private equity firm. Prior to Apollo, he worked in the Investment Banking Division of Goldman, Sachs & Co. Mr. Bingle serves on the boards of directors of Ancestry.com

LLC, Credit Karma, Inc., Fanatics, Inc., Gartner, Inc., and Social Finance, Inc. (SoFi). He also serves on the Board of Visitors of Duke University’s School of Engineering, as a trustee of Brunswick School and as a member of the Council on Foreign Relations. Previously, Mr. Bingle was a director of Ameritrade Holding Corp., Datek Online Holdings, Inc., Gerson Lehrman Group, Inc., Interactive Data Corporation, IPC Systems, Inc., Instinet, Inc., Mercury Payment Systems and Virtu Financial, Inc. Mr. Bingle received a B.S.E. in Biomedical Engineering from Duke University. Our board of directors believes that Mr. Bingle’s board and industry experience and overall knowledge of our business qualify him to serve as a director.
Seth Boro has served on our board of directors since February 2016. Mr. Boro has served as a Managing Partner at Thoma Bravo since 2013. He was a Principal with Thoma Bravo at its founding in 2007 and became a Partner in 2011, serving in that capacity until becoming a Managing Partner in 2013. Prior to that time, Mr. Boro served in roles with a predecessor of Thoma Bravo since 2005. Mr. Boro previously was with the private equity firm Summit Partners and with Credit Suisse. Mr. Boro currently serves on the board of directors of several software and technology service companies in which certain investment funds advised by Thoma Bravo hold an investment, including SailPoint Technologies Holdings, Inc. (NYSE: SAIL), Compuware Corporation, DigiCert, Inc., Dynatrace LLC, Hyland Software Inc., McAfee, Inc., Qlik Technologies Inc. and Riverbed Technology, Inc. Mr. Boro also previously served on the board of directors of other cybersecurity companies, including Blue Coat Systems, Inc., Entrust Inc., SonicWall, Inc. and Tripwire, Inc. Mr. Boro received his M.B.A. from the Stanford Graduate School of Business and is a graduate of Queen’s University School of Business (Canada), where he received a Bachelor of Commerce degree. Our board of directors believes that Mr. Boro’s board and industry experience and overall knowledge of our business qualify him to serve as a director.
Ken Hao has served on our board of directors since February 2016. Mr. Hao is currently a Managing Partner and Managing Director of Silver Lake, which he joined in 2000. Mr. Hao currently serves as a director on the boards of directors of Silver Lake portfolio companies Broadcom Inc. (formerly Avago Technologies Ltd.), SMART Modular Technologies Inc. and Symantec Corporation. Previously, he served as a director of SMART Storage Systems, Inc. (acquired by SanDisk Corporation), NetScout Systems, Inc. (Nasdaq: NTCT), UGS Corp. (acquired by Siemens AG), Network General Corporation (acquired by NetScout), and Certance Holdings (a division of Seagate Technology PLC acquired by Quantum Corporation). Prior to joining Silver Lake, Mr. Hao was with Hambrecht & Quist (now part of JP Morgan Chase & Co.) from 1990 to 1999, where he served as a Managing Director. Mr. Hao also serves on the Executive Council for UCSF Health. Mr. Hao graduated from Harvard College with an A.B. in Economics. Our board of directors believes that Mr. Hao’s board and industry experience and overall knowledge of our business qualify him to serve as a director.
James Lines has served on our board of directors since February 2016. Since 2002, he has been an Operating Partner for Thoma Bravo and is now a Senior Operating Partner. Mr. Lines’ prior experience includes service in various financial management capacities at affiliates of AMR Corporation (American Airlines), including as Chief Financial Officer of The SABRE Group; as Senior Vice President and Chief Financial Officer of ITI Marketing Services, a private tele-services firm backed by Golder, Thoma, Cressey, Rauner; and as Executive Vice President and Chief Financial Officer of United Surgical Partners, an international operator of surgery centers and hospitals. Since 2003, Mr. Lines has served on the board of directors of 16 software and technology service companies in which Thoma Bravo held an investment. He currently serves on the board of directors of nine software and technology service companies in which Thoma Bravo holds an investment, including Compuware Corporation, DigiCert Inc., Dynatrace LLC, Imprivata, Inc., Qlik Technologies, Inc. and Riverbed Technology, Inc. Mr. Lines earned a B.S. in electrical engineering from Purdue University and an M.B.A. from Columbia University. Our board of directors believes that Mr. Lines’s management, financial and industry experience and overall knowledge of our business qualify him to serve as a director.
Jason White has served on our board of directors since February 2016. Mr. White is currently a Director of Silver Lake, which he joined in 2006. Previously, he worked in the Media & Communications Investment Banking Group and the Equity Products Group at Morgan Stanley. He currently serves as a director on the boards of directors of Ancestry.com LLC and SMART Modular Technologies Inc. Mr. White graduated Phi Beta Kappa from Princeton University with a B.S.E. in Operations Research & Financial Engineering. Our board of directors believes that Mr. White’s board and industry experience and overall knowledge of our business qualify him to serve as a director.

Each executive officer serves at the discretion of our board of directors and holds office until his successor is duly elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.
Status As a Controlled Company
Because our Sponsors will beneficially own, in the aggregate,               shares of common stock, representing approximately        % of the voting power of our company (or      % if the underwriters’ option to purchase additional shares is exercised in full) immediately following the completion of this offering, assuming an offering size as set forth in “Prospectus Summary—The Offering,” participation in this offering as set forth in “Principal and Selling Stockholders” and an initial public offering price of $       (the midpoint of the estimated price range set forth on the cover page of this prospectus), we expect to be a controlled company as of the completion of this offering under the Sarbanes-Oxley Act and the rules of the NYSE. A controlled company does not need its board of directors to have a majority of independent directors or to form an independent compensation or nominating and corporate governance committee. As a controlled company, we will remain subject to the rules of the Sarbanes-Oxley Act and the NYSE, which require us to have an audit committee composed entirely of independent directors. Under these rules, assuming a three-member audit committee, we must have at least one independent director on our audit committee by the date our common stock is listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date, and at least three independent directors on our audit committee within one year of the listing date. We expect to have       independent directors upon the closing of this offering.
If at any time we cease to be a controlled company, we will take all action necessary to comply with the Sarbanes-Oxley Act and rules of the NYSE, including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to any permitted “phase-in” period.
Code of Business Conduct and Ethics
Our board of directors adopted a code of business conduct and ethics for all employees, including our Chief Executive Officer and President, Chief Financial Officer, and other executive and senior financial officers. The code of business ethics and conduct will be available on the investor relations portion of our website at www.solarwinds.com. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.
Appointment of Directors Under Stockholders’ Agreement
We are party to a stockholders’ agreement with certain holders of our Class A Stock and our common stock. Pursuant to the stockholders’ agreement, each of Thoma Bravo Fund XI, L.P., Thoma Bravo Fund XI-A, L.P, Thoma Bravo Special Opportunities Fund II, L.P., and Thoma Bravo Special Opportunities Fund II-A, L.P. has the right to designate one director to our board of directors. Additionally, Silver Lake Partners IV, L.P. has the right to designate four directors to our board of directors. Finally, the then-current chief executive officer of the company is designated as the remaining director under the stockholders’ agreement. Thoma Bravo Fund XI-A, L.P. and Thoma Bravo Special Opportunities Fund II, L.P. subsequently assigned their director designation rights to Thoma Bravo Fund XII, L.P. and Thoma Bravo Fund XII-A, L.P., respectively.
Silver Lake Partners IV, L.P. designated as directors Messrs. Bingle, Hao and White. Thoma Bravo Fund XI, L.P., Thoma Bravo Fund XI-A, L.P., Thoma Bravo Special Opportunities Fund II, L.P. and Thoma Bravo Special Opportunities Fund II-A, L.P. designated as directors Messrs. Bernard, Boro and Lines. Mr. Thompson, as our current Chief Executive Officer, is designated as the final director.
We intend to enter into an amended and restated stockholders’ agreement before the completion of this offering. For more information on our stockholders’ agreement, see “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

Board of Directors
Our business and affairs are managed under the direction of our board of directors. Currently, our board of directors consists of seven persons. We expect our board of directors will consist of      persons immediately prior to the completion of this offering,       of whom will qualify as “independent” under the listing standards of the NYSE.
Pursuant to our current certificate of incorporation and stockholders’ agreement, our current directors were elected as follows:

•
Messrs. Bernard, Boro and Lines were elected as the designees of Thoma Bravo Fund XI, L.P., Thoma Bravo Fund XI-A, L.P., Thoma Bravo Special Opportunities Fund II, L.P. and Thoma Bravo Special Opportunities Fund II-A, L.P.;

•	Messrs. Bingle, Hao and White were elected as the designees of Silver Lake Partners IV, L.P.; and

•	Mr. Thompson was elected as the presiding Chief Executive Officer of SolarWinds.
We intend to enter into an amended and restated stockholders’ agreement before the completion of this offering. After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our restated charter and restated bylaws that will become effective immediately prior to the completion of this offering and to the amended and restated stockholders’ agreement. Each of our current directors will continue to serve as a director until the election and qualification of his successor, or until his earlier death, resignation or removal.
Classified Board
Our board of directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2019, 2020 and 2021, respectively. Messrs.              ,               and                 will be assigned to Class I, Messrs.              and                will be assigned to Class II, and Messrs.                 and                 will be assigned to Class III. At each annual meeting of stockholders held after the initial classification, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of our board of directors.
Director Independence
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our board of directors has determined that the following directors do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the NYSE: . In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence and eligibility to serve on the committees of our board of directors, including the transactions involving them described in “Certain Relationships and Related Party Transactions.”
Committees of Our Board of Directors
Our board of directors has established an audit committee and a compensation committee and will establish a nominating and corporate governance committee, and may have such other committees as our board of directors may establish from time to time. The composition and responsibilities of each of the committees of our board of directors is described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee
We anticipate that following the completion of this offering, our audit committee will consist of             . Our board of directors has determined that Messrs.       and       satisfy the requirements for independence under the applicable rules and regulations of the SEC and listing standards of the NYSE, and each member of the audit committee satisfies the requirements for financial literacy under the applicable rules and regulations of the SEC and listing standards of the NYSE. We plan to rely on the applicable phase-in period to satisfy the independence requirements of the NYSE with respect to our audit committee. We anticipate that following the completion of this offering,               will serve as the chair of our audit committee.               qualifies as an “audit committee financial expert” as defined in the rules of the SEC and satisfies the financial expertise requirements under the listing standards of the NYSE. Following the completion of this offering, our audit committee will, among other things, be responsible for:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	considering the adequacy of our internal controls and internal audit function;

•	reviewing our policies on risk assessment and risk management;

•	reviewing material related-party transactions or those that require disclosure; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.
Compensation Committee
We anticipate that following the completion of this offering, our compensation committee will consist of                    . We anticipate that following the completion of this offering,                      will serve as the chair of our compensation committee. Because we will be a controlled company under the Sarbanes-Oxley Act and the rules of the NYSE, as of the completion of this offering, we will not be required to have a compensation committee composed entirely of independent directors, as of the closing of this offering.
Following the completion of this offering, our compensation committee will, among other things, be responsible for:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	reviewing and recommending to our board of directors the terms of any compensatory agreements with our executive officers;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•	reviewing our overall compensation philosophy.

Nominating and Corporate Governance Committee
We anticipate that following the completion of this offering, our nominating and corporate governance committee will consist of                  . We anticipate that following the completion of this offering,                will serve as the chair of our nominating and corporate governance committee. Because we will be a controlled company under the Sarbanes-Oxley Act and rules of the NYSE, as of the completion of this offering, we will not be required to have a nominating and corporate governance committee composed entirely of independent directors, as of the closing of this offering.
Following the completion of this offering, our nominating and corporate governance committee will, among other things, be responsible for:

•	identifying and recommending candidates for membership on our board of directors;

•	reviewing and recommending our corporate governance guidelines and policies;

•	reviewing proposed waivers of the code of business conduct and ethics for directors and executive officers;

•	overseeing the process of evaluating the performance of our board of directors; and

•	assisting our board of directors on corporate governance matters.
Compensation Committee Interlocks and Insider Participation
During the year ended December 31, 2017, our compensation committee was composed of Messrs. Boro and Hao. None of our executive officers has served as a member of our board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during the year ended December 31, 2017.

EXECUTIVE COMPENSATION
Summary Compensation Table
The following table presents compensation information for fiscal 2017 paid to or accrued for our principal executive officer and our two other most highly compensated persons serving as executive officers as of the end of fiscal 2017. We refer to these executive officers as our “named executive officers” for fiscal 2017.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Nonequity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Kevin B. Thompson, President and Chief Executive Officer	2017	625,000	42,188	675,000	10,800	1,352,988
J. Barton Kalsu, Chief Financial Officer and Treasurer	2017	380,000	15,200	243,200	10,800	649,200
David Gardiner, Executive Vice President, Core IT	2017	325,000	16,250	260,000	284,731(4)	885,981
________________

(1)
The amounts reported in this column represent the discretionary amount of annual cash bonuses paid under the Company’s 2017 Executive Incentive Plan. For a detailed discussion of these bonuses, see below under the caption “Narrative Disclosure to Summary Compensation Table—2017 Executive Incentive Plan.”

(2)
The amounts reported in this column represent the annual cash bonuses paid under the formulaic calculation of the Company’s 2017 Executive Incentive Plan. For a detailed discussion of these bonuses, see below under the caption “Narrative Disclosure to Summary Compensation Table—2017 Executive Incentive Plan.”

(3)	Unless otherwise noted, includes employer contribution to executive officer’s 401(k) retirement plan.

(4)
Includes employer contribution to Mr. Gardiner’s 401(k) retirement plan, expatriate transportation allowance, expatriate utilities allowance, expatriate travel allowance, $36,000 for expatriate schooling allowance, $73,998 for expatriate cost of living allowance, and $113,933 for expatriate housing allowance, which is based upon the average conversion rate of British Pounds to U.S. Dollars provided by the Bank of England for the entire year ended December 31, 2017.

Narrative Disclosure to Summary Compensation Table
Employment Agreements
We have entered into employment agreements with each of our named executive officers under which each named executive officer is paid a base salary, eligible for bonus compensation and entitled to certain other benefits. For a description of the material terms of these employment agreements as currently in effect, see below under the caption “Employment Agreements.”
Base Salary
Each named executive officer’s base salary is a fixed component of annual compensation for performing specific job duties and functions. Historically, our compensation committee has established the annual base salary rate for each of the named executive officers at a level necessary to retain the individual’s services, and reviews base salaries on an annual basis in consultation with the Chief Executive Officer (other than with respect to his own salary), our compensation committee and our independent compensation consultant. For fiscal 2017, Mr. Thompson’s base salary was $625,000, Mr. Kalsu’s base salary was $380,000 and Mr. Gardiner’s base salary was $325,000. The compensation committee has historically made adjustments to the base salary rates of the named executive officers upon consideration of any factors that it deems relevant, including, but not limited to, (i) any increase or decrease in the executive’s responsibilities, (ii) the executive’s individual performance, (iii) assessment of professional effectiveness, consisting of competencies such as leadership, commitment, creativity and team accomplishment, (iv) internal parity amongst other leaders in the company and (v) salaries for the comparable leadership position at similarly situated companies, as based on publicly available information or data published in nationally recognized compensation surveys.

2017 Executive Incentive Plan
We provided our named executive officers with an opportunity to receive non-equity incentive payments under our 2017 Executive Incentive Plan, or bonus plan. All employees at the level of Vice President and above are eligible to participate in the bonus plan. Our annual bonuses are earned through achievement of performance targets established by our compensation committee, with the degree of performance achievement determining the bonus amount earned relative to the named executive officer’s target bonus amount. Participants in the bonus plan generally must be employed on the date the awards are actually paid in order to receive payment. The following description sets forth the basic framework for the calculation of bonuses under the bonus plan but the decision to pay a bonus and the amount of the bonuses paid under the plan was subject to the discretion of our compensation committee.
Under the bonus plan, each named executive officer was assigned a target bonus amount, either as a percentage of base salary or as a specified dollar amount. For fiscal 2017, Mr. Thompson’s target bonus amount was 135%, Mr. Kalsu’s target bonus amount was 80% and Mr. Gardiner’s target bonus amount was $325,000. The performance measures under the bonus plan were EBITDA, license revenue growth and subscription revenue growth. EBITDA was weighted 50% and each of the two revenue growth measures were weighted 25% in computing the total bonus earned relative to a named executive officer’s target bonus amount. In addition, our compensation committee established a minimum EBITDA threshold that must be achieved for any bonus to be earned except for bonus payments associated with our revenue growth performance above target levels.
The 2017 bonuses were paid following a year-end review of the applicable performance criteria. For fiscal 2017, the compensation committee exercised its discretion and increased the total amount of the bonus payable to employees participating in the bonus plan to 85% of the eligible employees target bonus amount. The bonus amounts paid to our named executive officers derived from the bonus plan calculation for fiscal 2017 are reported in the Summary Compensation Table above in the “Nonequity Incentive Plan Compensation” column. The discretionary bonus amount paid to our named executive officers for fiscal 2017 are reported in the Summary Compensation Table above in the “Cash Bonus” column.
Long-Term Incentive Equity
Since our Take Private, we have offered long-term equity incentives to our named executive officers through the opportunity to purchase shares of restricted stock under the SolarWinds Corporation Equity Plan, or 2016 Plan. We did not grant any restricted stock awards to our named executive officers in 2017. For information regarding outstanding stock awards held by our named executive officers at December 31, 2017, see the table and the related narrative disclosure under “Outstanding Equity Awards at December 31, 2017.” For information regarding our 2016 Plan, see “Benefit Plans—2016 Equity Plan.”
Other Compensation Elements
Our named executive officers are eligible to participate in standard employee benefit plans, including medical, dental, vision, life, accidental death and disability, long-term disability, short-term disability, and any other employee benefit or insurance plan made available to similarly located employees. We currently maintain a retirement plan intended to provide benefits under section 401(k) of the Internal Revenue Code, under which employees, including our named executive officers, are allowed to contribute portions of their base compensation to a tax-qualified retirement account. For more information, see “Benefit Plans—401(k) Plan.”

Outstanding Equity Awards at December 31, 2017
The following table sets forth information regarding outstanding stock awards held by our named executive officers at December 31, 2017.

	Stock Awards
Name	Number of Shares of Stock That Have Not Vested (#)(1)	Market Value of Shares of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested ($)(2)
Kevin B. Thompson	660,000	1,386,000	660,000	1,386,000
J. Barton Kalsu	154,000	323,400	154,000	323,400
David Gardiner	140,000	294,000	140,000	294,000
________________

(1)
The stock awards reported in this column represent the unvested portion of outstanding awards subject to time-based vesting conditions and vest in equal annual installments over five years on each anniversary of the closing of the Take Private, subject to continued employment through each applicable vesting date. Our named executive officers paid a purchase price of $0.2706 per share.

(2)	Calculated based on the fair market value of our common stock on December 31, 2017, which was $2.10 per share.

(3)
The stock awards reported in this column represent the unvested portion of outstanding awards subject to performance-based vesting conditions and vest in equal annual installments over five years after the end of each of fiscal years 2016 through 2020 provided that specified performance targets set by our board of directors are achieved for the applicable fiscal year, subject to continued employment through each applicable vesting date. Our named executive officers paid a purchase price of $0.2706 per share.

The outstanding stock awards reflected in the table above represent the unvested portion of restricted stock awards granted to our named executive officers under the 2016 Plan following the Take Private. These restricted stock awards vest one half in equal annual installments over five years on each anniversary of the closing of the Take Private, and the other half in annual installments over five years after the end of each applicable fiscal year provided that specified performance targets set by our board of directors are achieved for that fiscal year, subject to continued employment through each applicable vesting date. The original vesting terms of the restricted stock issued to our named executive officers provided that the performance-based portion of the award vested based on the attainment of specified EBITDA targets. On March 20, 2018, our compensation committee amended certain outstanding restricted stock purchase agreements with performance-based vesting provisions, including agreements to which our named executive officers are party. As amended, the performance-based portion of the awards will continue to vest annually, with 30% of each remaining annual tranche vesting based on the attainment of specified revenue targets and 70% of each remaining annual tranche vesting based on the attainment of specified EBITDA targets. If the applicable performance target for any particular year is not met, the shares potentially vesting in that year based on performance target achievement will not be forfeited but will instead remain outstanding and unvested and will vest in the following year to the extent the applicable performance target for the following year is met. If the applicable performance target is not met in the following year, the portion of the award associated with the preceding year will be forfeited.
The compensation committee of our board of directors may, in its discretion, vest the portion of an award subject to performance-based vesting conditions in a particular year regardless of the achievement of the applicable performance target. For fiscal year 2017, the applicable EBITDA performance target would have been met but for the exercise of the compensation committee’s discretion to increase the bonus payments under the bonus plan as described under “Narrative Disclosure to Summary Compensation Table—2017 Executive Incentive Plan.” As a result, the compensation committee determined in good faith that the applicable EBITDA performance for fiscal 2017 be deemed to have been met and the shares subject to vesting based on achievement of the EBITDA target for fiscal 2017 vested.
The restricted stock held by our named executive officers is subject to repurchase by us upon termination of employment at (a) the fair market value of such stock, to the extent vested or (b) the lesser of fair market value and original purchase price of such stock, to the extent unvested. However, if the named executive officer is terminated for cause, any vested shares of restricted stock are also subject to repurchase at the lesser of fair market value and original purchase price of such stock.

Employment Agreements
The following summarizes employment agreements with our named executive officers as currently in effect. The following descriptions of the terms of the employment agreements with our named executive officers are intended as a summary only and are qualified in their entirety by reference to the employment agreement filed as an exhibit to this registration statement.
Kevin B. Thompson is party to a second amended and restated employment agreement with us effective as of September 30, 2016. This employment agreement has no specific term and constitutes at-will employment. Mr. Thompson’s current annual base salary is $625,000, which will be reviewed annually and will be subject to change from time to time by our board of directors in its discretion. Mr. Thompson is also eligible to receive an annual bonus based upon the achievement of business metrics established by our board of directors and individual performance factors mutually determined by Mr. Thompson and our board of directors. Mr. Thompson’s current target bonus is 135% of his base salary and is subject to review and change from time to time by our board of directors in its discretion. Mr. Thompson is also entitled to participate in all employee benefit plans and vacation policies in effect for our employees.
Pursuant to his employment agreement, in the event that Mr. Thompson’s employment is terminated by us without cause, as such term is defined in his employment agreement, or as a result of a constructive termination, as such term is defined in his employment agreement, and not during the 12-month period after a change of control, we will be obligated to (i) pay him a lump-sum cash severance payment equivalent to 18 months of his then-current base salary and (ii) reimburse on a monthly basis his and his dependents’ health and dental care continuation premiums for 18 months. If Mr. Thompson’s employment with us is terminated by us without cause or in the event of a constructive termination during the 12-month period after a change of control, we will be obligated to (i) pay him a lump-sum cash severance payment equivalent to 24 months of his then-current base salary and (ii) reimburse on a monthly basis his and his dependents’ health and dental care continuation premiums for 24 months to the extent that he is eligible for and elects such continuation coverage. In addition, after any termination by us of Mr. Thompson’s employment without cause or in the event of a constructive termination, we will be obligated to pay him any earned but unpaid bonus payments for the year in which the termination occurs, on a pro rata basis, as determined by our board of directors and specified in the employment agreement. These severance benefits are contingent on Mr. Thompson’s general release of claims against us and subject to Mr. Thompson’s compliance with certain confidentiality, non-compete and non-solicitation obligations. In addition, in the event of a change in control and provided that Mr. Thompson is still employed by us, 100% of Mr. Thompson’s unvested restricted stock purchased in connection with his entry into his employment agreement will become vested in full.
J. Barton Kalsu is party to an amended and restated employment agreement with us effective as of April 27, 2016. This employment agreement has no specific term and constitutes at-will employment. Mr. Kalsu’s current annual base salary is $380,000, which will be reviewed annually and will be subject to change from time to time by us in our discretion. Mr. Kalsu is eligible to participate in our bonus plan applicable to employees in his position based on upon the achievement of business metrics established by our board of directors and individual performance factors mutually determined by Mr. Kalsu and our chief executive officer. Mr. Kalsu’s current target bonus is 80% of his base salary and is subject to review and change from time to time by our board of directors in its discretion. Mr. Kalsu is also entitled to participate in all employee benefit plans and vacation policies in effect for our employees.
Pursuant to his employment agreement, in the event that Mr. Kalsu’s employment is terminated by us without cause, as such term is defined in his employment agreement, or in the event of a constructive termination during the 12-month period after a change of control, Mr. Kalsu will be entitled to receive (i) a lump-sum cash severance payment equal to 12 months of his then-current base salary, (ii) any earned but unpaid incentive compensation payments, (iii) reimbursement of the health and dental care continuation premiums for Mr. Kalsu and his dependents for a period of 12 months, to the extent that Mr. Kalsu is eligible for and elects such continuation coverage, and (iv) any payments that would be due to Mr. Kalsu upon the vesting of the contingent right to receive a cash amount equal to the per-share merger consideration received by stockholders in the Take Private, less required withholdings and deductions, into which the unvested restricted stock units held by Mr. Kalsu converted in connection with the Take Private within six months of his termination. These severance benefits are contingent on Mr. Kalsu’s general release of claims against us and subject to his compliance with certain confidentiality, non-compete and non-solicitation obligations.
David Gardiner is party to an employment agreement with us effective as of October 15, 2015, which agreement was amended effective as of April 27, 2016. Mr. Gardiner is also party to a letter of assignment with us, effective as of July 1, 2017, relating to his posting in our United Kingdom office. We refer to the employment agreement, as amended, and the letter of assignment collectively as Mr. Gardiner’s employment agreement.
Mr. Gardiner’s employment agreement has no specific term and constitutes at-will employment. Mr. Gardiner’s current annual base salary is $375,000, which will be reviewed annually and will be subject to change from time to time by us in our discretion. Mr. Gardiner is eligible to participate in our executive bonus plan. Mr. Gardiner’s current target bonus is $375,000. While he is on assignment in our United Kingdom office, Mr. Gardiner is entitled to certain specific benefits and allowances based on his expatriate status in order to provide an equalization of his income while working in the United Kingdom. These benefits and allowances include participation in a specific expatriate health insurance plan, a housing allowance of £7,500 per month, a schooling allowance of $3,000 per month, a living allowance of $10,333 per month, a transportation allowance of $1,000 per month, a utilities allowance of $1,500 per month, a travel allowance of $5,000 per quarter, equalization of Mr. Gardiner’s tax liability, and reimbursement of early-return expenses in the event that we terminate Mr. Gardiner’s overseas assignment before August 31, 2018. Amounts paid under these allowances will be based on actual expenses.
Pursuant to his employment agreement, in the event that Mr. Gardiner’s employment is terminated by us without cause, as such term is defined in his employment agreement, or in the event of a constructive termination within 12 months after a change of control, Mr. Gardiner will be entitled to receive (i) a lump-sum cash severance payment equal to 12 months of his then-current base salary, (ii) any earned but unpaid incentive compensation payments, (iii) reimbursement of the health and dental care continuation premiums for Mr. Gardiner and his dependents for a period of 12 months, to the extent that Mr. Gardiner is eligible for and elects such continuation coverage, (iv) any payments that would be due to Mr. Gardiner upon the vesting of the contingent right to receive a cash amount equal to the per-share merger consideration received by stockholders in the Take Private, less required withholdings and deductions, into which the unvested restricted stock units held by Mr. Gardiner converted in connection with the Take Private within six months of his termination, and (v) immediate and full vesting of all of his outstanding equity awards. These severance benefits are contingent on Mr. Gardiner’s general release of claims against us and subject to his compliance with certain confidentiality, non-compete and non-solicitation obligations.
Director Compensation
We have not historically paid any cash or equity compensation to our directors for their services as directors or as members of committees of our board of directors. However, we have entered into consulting agreements with certain of our directors, or the Consulting Agreements, pursuant to which each such director is entitled to receive a cash fee of $100,000 per year and the right to purchase 50,000 shares of restricted stock at fair market value, which shares vest over a period of five years in the following manner: 20% vest on the first anniversary of the director’s appointment date, and the remaining 80% vest in monthly 1/48 installments over a period of four years.

Name(1)(2)	All Other Compensation ($)(3)	Total ($)
Marcel Bernard	100,000	100,000
Michael Bingle	—	—
Seth Boro	—	—
Robert Calderoni(4)	100,000	100,000
Ken Hao	—	—
James Lines	100,000	100,000
Jason White	—	—

________________

(1)
Messrs. Bingle, Boro, Hao and White are included in the table but receive no compensation for their services as directors. Messrs. Bingle, Hao and White are representatives of Silver Lake, and Mr. Boro is a representative of Thoma Bravo.

(2)	Messrs. Bernard, Calderoni and Lines each held 50,000 shares of restricted stock as of December 31, 2017.

(3)	Represents compensation paid pursuant to Consulting Agreements.

(4)	Mr. Calderoni resigned as a director in January 2018.

Limitations of Liability; Indemnification of Directors and Officers
Section 145 of the DGCL authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents. As permitted by Delaware law, our restated charter, to be effective immediately prior to the completion of this offering, provides that, to the fullest extent permitted by Delaware law, no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Pursuant to Delaware law, such protection would be not available for liability:

•	for any breach of a duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for any transaction from which the director derived an improper benefit; or

•
for an act or omission for which the liability of a director is expressly provided by an applicable statute, including unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL.

Our restated charter, to be effective immediately prior to the completion of this offering, also provides that if Delaware law is amended after the approval by our stockholders of the restated charter to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.
Our restated charter and restated bylaws, to be effective immediately prior to the completion of this offering, further provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law. Our restated bylaws also authorize us to indemnify any of our employees or agents and authorize us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.
In addition, our restated bylaws, to be effective immediately prior to the completion of this offering, provide that we are required to advance expenses to our directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the restated bylaws are not exclusive.
The limitation of liability and indemnification provisions in our restated charter and restated bylaws, to be effective immediately prior to the completion of this offering, may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.
At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in material claims for indemnification. We believe that our indemnity agreements and our restated charter and restated bylaws, to be effective immediately prior to the completion of this offering, are necessary to attract and retain qualified persons as directors and executive officers.

Indemnity Agreements
We have entered into indemnity agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each such director and executive officer to the fullest extent permitted by Delaware law and our restated charter and restated bylaws to be effective immediately prior to the completion of this offering for expenses such as, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action by or in our right, arising out of the person’s services as our director or executive officer or as the director or executive officer of any subsidiary of ours or any other company or enterprise to which the person provides services at our request. We also maintain directors’ and officers’ liability insurance.
Benefit Plans
2016 Equity Plan
Our 2016 Plan was adopted by our board of directors and approved by our stockholders on June 24, 2016. Our 2016 Plan provides for the grant of stock options and stock awards of common stock, as defined in the 2016 Plan, to our employees, directors, consultants, managers or advisers. As of June 30, 2018 , options to purchase 3,070,250 shares of our common stock were outstanding and 515,483 shares of our common stock were reserved for future grant under this plan. As of June 30, 2018 , in addition to stock options, 7,911,667 restricted stock awards issued under this plan were outstanding.
We will not grant any additional awards under our 2016 Plan following the completion of this offering. Instead, we will grant equity awards under our 2018 Plan, which our board of directors intends to adopt before the completion of this offering. However, our 2016 Plan will continue to govern the terms and conditions of all outstanding equity awards granted under the 2016 Plan.
Our board of directors, or a committee designated by our board of directors, administers the 2016 Plan. Subject to the terms and conditions of the 2016 Plan, the plan administrator has the authority to interpret the terms of the 2016 Plan and any award agreements issued pursuant thereto, determine eligibility; determine, alter, amend, modify or waive the terms and conditions of any award agreements; and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2016 Plan. All actions taken and all interpretations and determinations of the plan administrator are conclusive and binding on all persons.
The standard forms of option agreement and restricted stock purchase agreement under the 2016 Plan provide for individualized vesting schedules, subject to continued service through each applicable vesting date. The plan administrator may grant common stock or common stock based awards in such quantity, at such price, and on such terms and conditions as may be set forth in an award agreement prescribed by the plan administrator governing such sale or grant.
In the event of a covered transaction, as defined in the 2016 Plan, and except as otherwise provided in the applicable award agreement, our board of directors may provide for the assumption or continuation of some or all outstanding awards, or any portion thereof, or for the grant of new awards in substitution therefor by the acquiror or survivor or an affiliate of the acquiror or survivor or provide for payment with respect to some or all awards or any portion thereof as outlined in the 2016 Plan. If the covered transaction is one where there is no assumption, continuation, substitution, or cash-out, then subject to the terms of the 2016 Plan, our board of directors may provide for acceleration of vesting of outstanding awards. Except as otherwise provided in the 2016 Plan, each outstanding award will terminate upon the consummation of the covered transaction.
Our 2016 Plan provides that our board of directors, or its designated committee, will equitably and proportionally adjust or substitute outstanding awards upon certain events, including, without limitation, changes in our capitalization through stock splits, recapitalizations, mergers or consolidations. The standard forms of option agreement and restricted stock purchase agreement under our 2016 Plan provides us the ability to impose other requirements on 2016 Plan participants, and we intend to impose a restriction that the participants will not offer, sell, contract to sell, pledge, hypothecate, grant any option to purchase or make any short sale of, or otherwise dispose of any shares of our stock or any rights to acquire our stock for such period of time from and after the effective date of the registration statement of which this prospectus forms a part, as may be established by the underwriter of our initial public offering.
2018 Plan
Before the completion of this offering, our board of directors will adopt, and we expect our stockholders will approve, our 2018 Equity Incentive Plan, or the 2018 Plan. We expect that our 2018 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part and will replace all prior equity plans. It is intended to make available incentives that will assist us to attract, retain and motivate employees, including officers, consultants and directors. We may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and units and other cash-based or stock-based awards.
A total of shares of our common stock will be initially authorized and reserved for issuance under the 2018 Plan. This reserve also will be increased by up to an additional shares, to include (a) any shares remaining available for grant under our 2016 Plan at the time of its termination and (b) shares that would otherwise be returned to the 2016 Plan upon the expiration or termination of awards granted under the 2016 Plan.
Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the 2018 Plan and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards that expire or are canceled or forfeited will again become available for issuance under the 2018 Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy tax withholding obligations. Only the net number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under the 2018 Plan.
The 2018 Plan will be administered by the compensation committee of our board of directors. Subject to the provisions of the 2018 Plan, the compensation committee will determine in its discretion the persons to whom and the times at which awards are granted, the sizes of such awards and all of their terms and conditions. However, the compensation committee may delegate to one or more of our officers the authority to grant awards to persons who are not officers or directors, subject to certain limitations contained in the 2018 Plan and award guidelines established by the compensation committee. The compensation committee will have the authority to construe and interpret the terms of the 2018 Plan and awards granted under it. The 2018 Plan provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all reasonable expenses, including attorneys’ fees, incurred in connection with any legal action arising from such person’s action or failure to act in administering the 2018 Plan.
The 2018 Plan authorizes the compensation committee, without further stockholder approval, to provide for the cancellation of stock options or stock appreciation rights with exercise prices in excess of the fair market value of the underlying shares of common stock in exchange for new options or other equity awards with exercise prices equal to the fair market value of the underlying common stock or a cash payment or to amend such awards to reduce the exercise price thereof to the fair market value of the common stock on the date of amendment.
Awards may be granted under the 2018 Plan to our employees, including officers, directors or consultants or those of any present or future parent or subsidiary corporation or other affiliated entity. All awards will be evidenced by a written agreement between us and the holder of the award and may include any of the following:

•
Stock options. We may grant nonstatutory stock options or incentive stock options (as described in Section 422 of the Internal Revenue Code, or the Code), each of which gives its holder the right, during a specified term (not exceeding 10 years) and subject to any specified vesting or other conditions, to purchase a number of shares of our common stock at an exercise price per share determined by the administrator, which may not be less than the fair market value of a share of our common stock on the date of grant.

•
Stock appreciation rights. A stock appreciation right gives its holder the right, during a specified term (not exceeding 10 years) and subject to any specified vesting or other conditions, to receive the appreciation in the fair market value of our common stock between the date of grant of the award and the date of its exercise. We may pay the appreciation in shares of our common stock or in cash, except that a stock appreciation right granted in tandem with a related option is payable only in stock.

•
Restricted stock. The administrator may grant restricted stock awards either as a bonus or as a purchase right at such price as the administrator determines. Shares of restricted stock remain subject to forfeiture until vested, based on such terms and conditions as the administrator specifies. Holders of restricted stock will have the right to vote the shares and to receive any dividends paid, except that the dividends will be subject to the same vesting conditions as the related shares.

•
Restricted stock units. Restricted stock units represent rights to receive shares of our common stock (or their value in cash) at a future date without payment of a purchase price (unless required under applicable state corporate laws), subject to vesting or other conditions specified by the administrator. Holders of restricted stock units have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant restricted stock units that entitle their holders to dividend equivalent rights.

•
Performance shares and performance units. Performance shares and performance units are awards that will result in a payment to their holder only if specified performance goals are achieved during a specified performance period. Performance share awards are rights denominated in shares of our common stock, while performance unit awards are rights denominated in dollars. The administrator establishes the applicable performance goals based on one or more measures of business or personal performance enumerated in the 2018 Plan, such as revenue, gross margin, net income or total stockholder return or as otherwise determined by the administrator. To the extent earned, performance share and unit awards may be settled in cash or in shares of our common stock. Holders of performance shares or performance units have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant performance shares that entitle their holders to dividend equivalent rights.

•
Cash-based awards and other stock-based awards. The administrator may grant cash-based awards that specify a monetary payment or range of payments or other stock-based awards that specify a number or range of shares or units that, in either case, are subject to vesting or other conditions specified by the administrator. Settlement of these awards may be in cash or shares of our common stock, as determined by the administrator. Their holder will have no voting rights or right to receive cash dividends unless and until shares of our common stock are issued pursuant to the award. The administrator may grant dividend equivalent rights with respect to other stock-based awards.

In the event of a change in control as described in the 2018 Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the 2018 Plan or substitute substantially equivalent awards. Any awards that are not assumed or continued in connection with a change in control or are not exercised or settled prior to the change in control will terminate effective as of the time of the change in control. Our compensation committee may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines. The 2018 Plan will also authorize our compensation committee, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change in control in exchange for a payment to the participant with respect to each share subject to the canceled award of an amount equal to the excess of the consideration to be paid per share of common stock in the change in control transaction over the exercise price per share, if any, under the award.
The 2018 Plan will continue in effect until it is terminated by the administrator; provided, however, that all awards will be granted, if at all, within 10 years of its effective date. The administrator may amend, suspend or terminate the 2018 Plan at any time; provided that without stockholder approval, the plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive stock options, or effect any other change that would require stockholder approval under any applicable law or listing rule.
401(k) Plan
We maintain a tax-qualified retirement plan, or 401(k) plan, that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees are able to participate in the 401(k) plan immediately upon meeting all eligibility requirements. Participants in the 401(k) plan may elect to defer the lesser of 90% of their current compensation or the statutory limit, $18,000 in 2017 (or $24,000 if eligible for catch-up contributions) and contribute that amount to the 401(k) plan. In addition to salary deferral contributions, we make a safe harbor employer contribution to each eligible participant’s account in an amount equal to 100% of the first 3% of the eligible participant’s compensation contributed to the 401(k) plan and 50% of the next 2% of the eligible participant’s compensation contributed to the plan. A participant is always 100% vested in his or her salary deferral and safe harbor contributions. The 401(k) plan also allows us to make discretionary matching contributions. Company matching contributions to the 401(k) plan were $4.0 million and $4.3 million for the years ended December 31, 2016 and 2017, respectively. The matching contribution amounts to our named executive officers are shown above under “—Summary Compensation Table” in the column “All Other Compensation.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2015, and each currently proposed transaction, in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or is expected to exceed $120,000; and

•
any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Sale of Class A Stock and Common Stock
In multiple closings in February through May of 2016, we sold an aggregate of 2,652,634 shares of our Class A Stock at a purchase price of $1,000 per share and an aggregate of 99,021,691 shares of our common stock at a purchase price of $0.2706 per share, for an aggregate purchase price of approximately $2.7 billion.
The following table summarizes the Class A Stock and common stock purchased by related parties in connection with the transaction described in the foregoing paragraph:

Investor	Shares of Class A Stock	Shares of Common Stock	Aggregate Purchase Price
Silver Lake Funds and co-investors(1)	1,321,650	49,336,619	$1,335,000,489
Thoma Bravo Funds and co-investors(2)	1,321,650	49,336,619	$1,335,000,489
Kevin B. Thompson	8,217	306,739	$8,300,004
J. Barton Kalsu	743	27,719	$750,501
Jason Bliss	161	6,021	$162,629
________________

(1)
Includes the following shareholders, whose shares are aggregated for purposes of reporting share ownership: Silver Lake Partners IV, L.P., Silver Lake Technology Investors IV, L.P. and SLP Aurora Co-Invest, L.P.

(2)
Includes the following shareholders, whose shares are aggregated for purposes of reporting share ownership: Thoma Bravo Fund XI, L.P., Thoma Bravo Fund XI-A, L.P., Thoma Bravo Executive Fund XI, L.P., Thoma Bravo Special Opportunities Fund II, L.P., Thoma Bravo Special Opportunities Fund II-A, L.P., Thoma Bravo Fund XII, L.P., Thoma Bravo Fund XII-A, L.P., Thoma Bravo Executive Fund XII, L.P., Thoma Bravo Fund Executive Fund XII-a, L.P. and the Thoma Bravo Funds’ co-investors.

In addition, in August and September 2016, we entered into letter agreements and co-invest purchase agreements with certain of our executive officers, under which we sold an aggregate of 4,037.57 shares of our Class A Stock at a purchase price of $1,000 per share and an aggregate of 150,715.92 shares of our common stock at a purchase price of $0.2706 per share, for an aggregate purchase price of approximately $4.1 million. Pursuant to the letter agreements and co-invest purchase agreements, Messrs. Thompson, Kalsu, Bliss and Gardiner exchanged certain rights to receive cash merger consideration from the Take Private, into which unvested restricted stock units held by these executives converted in the Take Private, for their shares of our Class A Stock and common stock.

The following table summarizes the Class A Stock and common stock purchased by our executive officers in connection with the transactions described in the foregoing paragraph:

Investor	Shares of Class A Stock	Shares of Common Stock	Aggregate Purchase Price
Kevin B. Thompson	1,884	70,327	$1,903,030
J. Barton Kalsu	719	26,823	$726,258
Jason Bliss	347	12,935	$350,500
David Gardiner	890	33,239	$898,994
Christoph Pfister	198	7,391	$200,000
Registration Rights Agreement
We and certain of our stockholders, including the Sponsors, are party to a registration rights agreement, dated as of February 5, 2016, or the registration rights agreement. For a description of the registration rights agreement, see “Description of Capital Stock—Registration Rights.”
Stockholders’ Agreement
We are party to a stockholders’ agreement with certain holders of our capital stock, including the Sponsors, providing for certain rights, obligations and restrictions relating to sales or transfers of shares of our capital stock. Our stockholders’ agreement, among other things:

•	provides for the voting of shares with respect to the constituency of our board of directors;

•	provides for certain restrictions on transfer of shares of our capital stock held by the Sponsors and their affiliates and co-investors; and

•	provides for certain information rights of major stockholders.
See “Management—Appointment of Directors Under Stockholders’ Agreement” for additional information about the voting provisions of our stockholders’ agreement. We intend to enter into an amended and restated stockholders’ agreement before the completion of this offering. Such amended and restated stockholders’ agreement will include certain director nomination rights, continue to restrict the transfer of our common stock by the Sponsors and require generally that each of our Sponsors may transfer their shares only upon the consent of the other and on the same terms and conditions of transfer as offered to the other and include consent rights in favor of Silver Lake and Thoma Bravo with respect to certain material actions by the Company.
The foregoing is not a complete description of our stockholders’ agreement and is qualified by the text of the stockholders’ agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.
Management Fee Agreement
On February 5, 2016, we entered into a management fee agreement with Silver Lake Management Company IV, L.L.C., or Silver Lake Management, Thoma Bravo, and Thoma Bravo Partners XI, L.P., or Thoma Bravo Partners, and collectively, the Managers, pursuant to which the Managers provide business and organizational strategy and financial and advisory services. Under the management fee agreement, we pay to the Managers quarterly payments of $2.5 million in the aggregate, plus fees for certain corporate transactions in the Managers’ discretion. Each payment of fees under the management fee agreement is allocated among the Managers as follows: 50% to Silver Lake Management, 40.73% to Thoma Bravo and 9.27% to Thoma Bravo Partners. We also reimburse each of the Managers for all out-of-pocket costs incurred in connection with activities under the management fee agreement, and we have agreed to indemnify the Managers and their respective related parties from and against all losses, claims, damages and liabilities related to the performance of the obligations under the management fee agreement.

The management fee agreement will terminate upon the completion of this offering. For the period from February 5, 2016 to December 31, 2016, we paid management fees of $4.5 million , $3.7 million and $0.8 million to Silver Lake Management, Thoma Bravo and Thoma Bravo Partners, respectively. For the year ended December 31, 2017, we paid management fees of $5.0 million , $4.1 million and $0.9 million to Silver Lake Management, Thoma Bravo and Thoma Bravo Partners, respectively. As of June 30, 2018 , we have paid management fees of $1.3 million, $3.1 million and $0.7 million to Silver Lake Management, Thoma Bravo and Thoma Bravo Partners, respectively, in 2018.
Grants of Equity Awards
We have granted equity awards to certain of our directors and executive officers. For more information regarding the equity awards granted to our directors and named executive officers, see “Executive Compensation.”
Employment Agreements
See     “Executive Compensation—Employment Agreements” for information on compensation and employment arrangements with our named executive officers. See “Executive Compensation-Director Compensation” for information on the Consulting Agreements with our current and former directors. In addition, Douglas P. Smith, a Senior Advisor to Silver Lake and a member of our Board for a portion of 2018, entered into a Consulting Agreement in January 2018.
Policies and Procedures for Related Party Transactions
Our board of directors will adopt a formal written policy providing that our audit committee will be responsible for reviewing “related party transactions,” which are transactions, arrangements or relationships (or any series of similar transactions, arrangements or relationships), to which we are a party, in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has, had or will have a direct or indirect material interest. For purposes of this policy, a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our capital stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. In determining whether to approve or ratify any such transaction, our audit committee will take into account, among other factors it deems appropriate, (i) whether the transaction is on terms no less favorable than terms generally available to unaffiliated third parties under the same or similar circumstances and (ii) the extent of the related party’s interest in the transaction.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table and footnotes set forth information with respect to the beneficial ownership of our common stock as of             , 2018 subject to certain assumptions set forth in the footnotes, assuming the completion of the Class A Conversion and as adjusted to reflect the sale of the shares of common stock offered in the public offering under this prospectus, for:

•	each stockholder, or group of affiliated stockholders, who beneficially owns more than 5% of the outstanding shares of our common stock;

•	each of our named executive officers;

•	each of our current directors;

•	all of our current directors and current executive officers as a group; and

•	each of the selling stockholders.
Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, we believe each person identified in the table possesses sole voting and investment power with respect to all shares of common stock beneficially owned by them. Shares of common stock subject to options currently exercisable or exercisable within 60 days of             , 2018 are deemed to be outstanding for calculating the number and percentage of outstanding shares of the person holding such options, but are not deemed to be outstanding for calculating the percentage ownership of any other person.
We have based our calculation of the percentage of beneficial ownership prior to this offering on             shares of our common stock outstanding as of             , 2018, which includes            shares of our common stock resulting from the Class A Conversion (assuming an initial public offering price of $       per share (the midpoint of the estimated price range set forth on the cover page of this prospectus)). We have based our calculation of the percentage of beneficial ownership after this offering on            shares of our common stock outstanding immediately after the completion of this offering, assuming that the underwriters will not exercise their option to purchase up to an additional            shares of our common stock from us. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of             , 2018, to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed, except for those jointly owned with that person’s spouse. Unless otherwise noted below, the address of each person listed on the table is c/o SolarWinds Corporation, 7171 Southwest Parkway, Building 400, Austin, Texas 78735. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Beneficial Ownership Prior to the Offering (1)		Shares Offered Hereby	Beneficial Ownership After the Offering (Assuming No Exercise of the Underwriters’ Option to Purchase Additional Shares)(1)		Beneficial Ownership After the Offering (Assuming Full Exercise of the Underwriters’ Option to Purchase Additional Shares)(1)
	Number	Percent		Number	Percent	Number	Percent
Name of Beneficial Owner
Named Executive Officers and Directors:
Kevin B. Thompson(1)
J. Barton Kalsu(2)
David Gardiner(3)
Marcel Bernard(4)
Michael Bingle
Seth Boro
Ken Hao
James Lines(5)
Jason White
All executive officers and directors as a group (12 persons)(6)
5% Stockholders:
Thoma Bravo Funds and co-investors(7)(8)
Silver Lake Funds and co-investors(9)
________________

(1)
Consists of       shares of common stock held directly by Mr. Thompson,        shares of common stock held by Mr. Thompson’s children, and        shares of restricted stock held directly by Mr. Thompson. Mr. Thompson may be deemed to have shared voting and investment power with respect to all of the shares of restricted stock held by his children.

(2)	Consists of shares of common stock and shares of restricted stock held directly by Mr. Kalsu.

(3)	Consists of shares of common stock and shares of restricted stock held directly by Mr. Gardiner.

(4)	Consists of shares of restricted stock held directly by Mr. Bernard.

(5)	Consists of shares of common stock and shares of restricted stock held directly by Mr. Lines.

(6)	Includes shares subject to options exercisable within 60 days of , 2018.

(7)
Includes (i) before the offering,      shares of common stock held directly by Thoma Bravo Fund XI, L.P.,       shares of common stock held directly by Thoma Bravo Fund XI-A, L.P.,       shares of common stock held directly by Thoma Bravo Fund XII, L.P.,       shares of common stock held directly by Thoma Bravo Fund XII-A, L.P.,       shares of common stock held directly by Thoma Bravo Executive Fund XI, L.P.,       shares of common stock held directly by Thoma Bravo Executive Fund XII, L.P.,       shares of common stock held directly by Thoma Bravo Executive Fund XII-a, L.P.,       shares of common stock held directly by Thoma Bravo Special Opportunities Fund XII, L.P., and       shares of common stock held directly by Thoma Bravo Special Opportunities Fund XII-A, L.P., and (ii) after the offering assuming no exercise of the underwriters’ option to purchase additional shares,     shares of common stock held directly by Thoma Bravo Fund XI, L.P.,       shares of common stock held directly by Thoma Bravo Fund XI-A, L.P.,       shares of common stock held directly by Thoma Bravo Fund XII, L.P.,       shares of common stock held directly by Thoma Bravo Fund XII-A, L.P.,       shares of common stock held directly by Thoma Bravo Executive Fund XI, L.P.,       shares of common stock held directly by Thoma Bravo Executive Fund XII, L.P.,       shares of common stock held directly by Thoma Bravo Executive Fund XII-a, L.P.,       shares of common stock held directly by Thoma Bravo Special Opportunities Fund XII, L.P., and       shares of common stock held directly by Thoma Bravo Special Opportunities Fund XII-A, L.P. Thoma Bravo Partners XI, L.P., or TB Partners XI, is the general partner of each of Thoma Bravo Fund XI, L.P., Thoma Bravo Fund XI-A, L.P., Thoma Bravo Special Opportunities Fund II, L.P., Thoma Bravo Special Opportunities Fund II-A, L.P. and Thoma Bravo Executive Fund XI, L.P.  Thoma Bravo Partners XII, L.P., or TB Partners XII, is the general partner of each of Thoma Bravo Fund XII, L.P., Thoma Bravo Fund XII-A, L.P., Thoma Bravo Executive Fund XII, L.P. and Thoma Bravo Executive Fund XII-a, L.P.  Thoma Bravo is the general partner of each of TB Partners XI and TB Partners XII. By virtue of the relationships described in this footnote, Thoma Bravo may be deemed to exercise shared voting and dispositive power with respect to the shares held by the Thoma Bravo Funds. The principal business address of the entities identified herein is c/o Thoma Bravo, LLC,150 North Riverside Plaza, Suite 2800, Chicago, Illinois 60606.

(8)
Includes (i) before the offering, an aggregate of                   shares held by the following co-investors of the Thoma Bravo Funds: AlpInvest GA Co. C.V., AlpInvest Partners Co-Investments 2014 I C.V., AlpInvest Partners Co-Investments 2014 C.V., AM 2014 Co C.V., HarbourVest 2015 Global Fund L.P., HarbourVest Global Annual Private Equity Fund L.P. HarbourVest Partners IX Buyout Fund L.P., HarbourVest Partners X AIF Buyout L.P., HarbourVest Partners X Buyout Fund L.P., Hermes USA Investors Venture II, LP, Howard Hughes Medical Institute,

Lexington Co-Investment Holdings III, L.P., Meranti Fund L.P., NB - Iowa’s Public Universities LP, NB Crossroads XX - MC Holdings LP, NB Crossroads XII - MC Holdings LP, NB PEP Holdings Limited, NB RP Co-Investment & Secondary Fund LLC, NB Sonoran Fund Limited Partnership, NB Strategic Co-Investment Partners II Holdings LP, NB Wildcats Fund LP, Neuberger Berman Insurance Fund Series of the SALI Multi-Series Fund, L.P., NPS Co-Investment (A) Fund L.P., SMRS-TOPE LLC, TFL Trustee Company Limited as Trustee of the TFL Pension Fund, The Prudential Insurance Corporation of America, and The Prudential Legacy Insurance Corporation of New Jersey, and (ii) after the offering, assuming no exercise of the underwriters’ option to purchase additional shares, an aggregate of            shares held by the foregoing entities. By virtue of the terms of the stockholders’ agreement, Thoma Bravo may be deemed to exercise shared voting and dispositive power with respect to the shares held by the foregoing entities.

(9)
Consists of (i) before the offering,         shares of common stock held directly by Silver Lake Partners IV, L.P., the general partner of which is Silver Lake Technology Associates IV, L.P. (“SLTA IV”), the general partner of which is SLTA IV (GP), L.L.C. (“SLTA GP IV”);        shares of common stock held directly by Silver Lake Technology Investors IV, L.P., the general partner of which is SLTA IV; and         shares of common stock held directly by SLP Aurora Co-Invest, L.P., the general partner of which is SLP Denali Co-Invest GP, L.L.C. (“SLP Denali”), the managing member of which is Silver Lake Technology Associates III, L.P. (“SLTA III”), the general partner of which is SLTA III (GP), L.L.C. (“SLTA GP III”), and (ii) after the offering assuming no exercise of the underwriters’ option to purchase additional shares,           shares held directly by Silver Lake Partners IV, L.P.;          shares held directly by Silver Lake Technology Investors IV, L.P.; and            shares held directly by SLP Aurora Co-Invest, L.P.

(10)
Silver Lake Group, L.L.C. (“SLG”) is the managing member of each of SLTA GP IV and SLTA GP III. Each of SLTA IV, SLTA GP IV, SLP Denali, SLTA III, SLTA GP III and SLG may also be deemed to be the beneficial owners having shared voting power and shared investment power over the securities described in this footnote. The address of each of the entities identified in this footnote is c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.

DESCRIPTION OF INDEBTEDNESS
The following is a summary of certain of our indebtedness that is currently outstanding. This summary does not purport to be complete and is qualified by reference to the agreements and related documents referred to herein, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.
First Lien Credit Facilities
General
On March 15, 2018, or the Refinancing Date, SolarWinds Holdings, Inc., or the Borrower, entered into Amendment No. 4 to First Lien Credit Agreement, or the Fourth Amendment, by and among the Borrower, the other credit parties party thereto, the several lenders party thereto, Credit Suisse AG, Cayman Islands Branch, or Credit Suisse, as administrative agent, and the other parties thereto. The Fourth Amendment amended our First Lien Credit Agreement, originally dated as of February 5, 2016 (as amended by Amendment No. 1 to First Lien Credit Agreement, dated as of May 27, 2016, Amendment No. 2 to First Lien Credit Agreement, dated as of August 18, 2016 and Amendment No. 3 to First Lien Credit Agreement, dated as of February 21, 2017), or the Original Credit Agreement, by and among the Borrower, the other credit parties signatory thereto, the several lenders party thereto, Credit Suisse as administrative agent, collateral agent and an issuing bank, and the other parties thereto. We refer to the Original Credit Agreement, as amended by the Fourth Amendment, as the First Lien Credit Agreement.
The First Lien Credit Agreement provides for a senior secured revolving credit facility in an aggregate principal amount of $125.0 million, or the Revolving Credit Facility, consisting of a $25.0 million U.S. dollar revolving credit facility, or the U.S. Dollar Revolver, and a $100.0 million multicurrency revolving credit facility, or the Multicurrency Revolver. The Revolving Credit Facility includes a $35.0 million sublimit for the issuance of letters of credit. The First Lien Credit Agreement also contains a term loan facility (which we refer to as the First Lien Term Loan, and together with the Revolving Credit Facility, as the First Lien Credit Facilities) in an original aggregate principal amount of $1,990.0 million.
The First Lien Credit Agreement provides us the right to request additional commitments for new incremental term loans and revolving loans, in an aggregate principal amount not to exceed (a) the greater of (i) $400.0 million and (ii) 100% of our consolidated EBITDA (calculated on a pro forma basis) for the most recent four fiscal quarter period (which we refer to as the First Lien Fixed Basket), minus (b) the amount of any incremental loans incurred under the Second Lien Fixed Basket (as defined below), plus (c) the amount of certain voluntary prepayments of the First Lien Credit Facilities, plus (d) an unlimited amount subject to pro forma compliance with a first lien net leverage ratio not to exceed 4.75 to 1.00. In addition, the First Lien Credit Agreement provides that we have the right to replace and extend existing loans or commitments with new commitments from existing or new lenders under the First Lien Credit Facilities. The lenders under the First Lien Credit Agreement are not under any obligation to provide any such additional commitments, and any increase in, or replacement or extension of, commitments is subject to customary conditions precedent and limitations.
Under the U.S. Dollar Revolver, $7.5 million of commitments will mature on February 5, 2021, and $17.5 million along with all commitments under the Multicurrency Revolver will mature on February 5, 2022. The First Lien Term Loan will mature on February 5, 2024.
Amortization, Interest Rates and Fees
The First Lien Term Loan requires equal quarterly repayments equal to 0.25% of the original principal amount.
The borrowings under the Revolving Credit Facility bear interest at a floating rate which can be, at our option, either (1) a Eurodollar rate for a specified interest period plus an applicable margin starting at 3.00% or (2) a base rate plus an applicable margin starting at 2.00%. The applicable margins for Eurodollar rate and base rate borrowings are subject to reductions to 2.75% and 2.50% and 1.75% and 1.50%, respectively, based on our first lien net leverage ratio. The applicable margins for Eurodollar rate and base rate borrowings are each subject to an additional reduction of

0.25% upon the completion of an initial public offering. The Eurodollar rate applicable to the Revolving Credit Facility is subject to a “floor” of 0.0%.
The borrowings under the First Lien Term Loan bear interest at a floating rate which can be, at our option, either (1) a Eurodollar rate for a specified interest period plus an applicable margin of 3.00% or (2) a base rate plus an applicable margin of 2.00%. The applicable margins for Eurodollar rate and base rate borrowings are each subject to a reduction to 2.75% and 1.75%, respectively, based on our first lien net leverage ratio or based upon the completion of an initial public offering. The Eurodollar rate applicable to the First Lien Term Loan is subject to a “floor” of 0.0%.
The base rate for any day is a fluctuating rate per annum equal to the highest of (a) the rate of interest in effect for such day as publicly announced by Credit Suisse as its “prime rate,” (b) the federal funds effective rate in effect on such day, plus 0.50% and (c) the Eurodollar rate with a one-month interest period plus 1.00%. The base rate applicable to the Revolving Credit Facility and the First Lien Term Loan is subject to a “floor” of 0.0%.
In addition to paying interest on loans outstanding under the Revolving Credit Facility and the First Lien Term Loan, we are required to pay a commitment fee of 0.50% per annum of unused commitments under the Revolving Credit Facility. The commitment fee is subject to a reduction to 0.375% per annum based on our first lien net leverage ratio. We are also required to pay letter of credit fees on the maximum amount available to be drawn under all outstanding letters of credit in an amount equal to the applicable margin for Eurodollar loans under the Revolving Credit Facility on a per annum basis. We are required to pay customary fronting fees for the issuance of letters of credit and documentary fees.
Voluntary Prepayments
We are permitted to voluntarily prepay or repay outstanding loans under the Revolving Credit Facility or First Lien Term Loan at any time, in whole or in part, subject to minimum amounts, customary “breakage” costs with respect to Eurodollar loans, and, with respect to the Revolving Credit Facility only, to subsequently reborrow amounts prepaid. Prior to the six month anniversary of the Refinancing Date, we are required to pay a 1.00% prepayment fee in connection with any voluntary prepayments of the First Lien Term Loan that constitute a Repricing Event (as defined in the First Lien Credit Agreement).
We are permitted to reduce commitments under the Revolving Credit Facility at any time, in whole or in part, subject to minimum amounts.
Mandatory Prepayments
The First Lien Credit Agreement requires us to prepay, subject to certain exceptions, the First Lien Term Loan with proceeds of certain asset sales and debt issuances, and must be repaid from a portion of our excess cash flow ranging from 0% to 50% depending on our first lien net leverage ratio.
Guarantees
Subject to certain exceptions, all obligations under the First Lien Credit Facilities, as well as certain hedging and cash management arrangements, are jointly and severally, fully and unconditionally, guaranteed on a senior secured basis by each of SolarWinds Intermediate Holdings I, Inc. and certain of the Borrower’s existing and future direct and indirect domestic subsidiaries (other than unrestricted subsidiaries, our joint ventures, subsidiaries prohibited by applicable law from becoming guarantors and certain other exempted subsidiaries).
Security
Our obligations and the obligations of the guarantors under the First Lien Credit Facilities are secured by perfected first priority pledges of and security interests in (i) substantially all of the existing and future equity interests of our and each guarantor’s material wholly owned restricted domestic subsidiaries and 65% of the equity interests in the material restricted first-tier foreign subsidiaries held by the Borrower or the guarantors under the First Lien Credit

Agreement and (ii) substantially all of the Borrower’s and each guarantor’s tangible and intangible assets, in each case subject to other exceptions.
Certain Covenants
The First Lien Credit Agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

•	incur additional indebtedness;

•	incur liens;

•	engage in mergers, consolidations, liquidations or dissolutions;

•	pay dividends and distributions on, or redeem, repurchase or retire our capital stock;

•	make investments, acquisitions, loans, or advances;

•	create negative pledge or restrictions on the payment of dividends or payment of other amounts owed from subsidiaries;

•	sell, transfer or otherwise dispose of assets, including capital stock of subsidiaries;

•	make prepayments of material debt that is subordinated with respect to right of payment;

•	engage in certain transactions with affiliates;

•	modify certain documents governing material debt that is subordinated with respect to right of payment;

•	change our fiscal year; and

•	change our lines of business.
In addition, the terms of the First Lien Credit Agreement include a financial covenant which requires that, at the end of each fiscal quarter, for so long as the aggregate principal amount of borrowings under the Revolving Credit Facility exceeds 35% of the aggregate commitments under the Revolving Credit Facility, our first lien net leverage ratio cannot exceed 7.40 to 1.00. A breach of this financial covenant will not result in a default or event of default under the First Lien Term Loan unless and until the lenders under the Revolving Credit Facility have terminated the commitments under the Revolving Credit Facility and declared the borrowings under the Revolving Credit Facility due and payable.
Events of Default
The First Lien Credit Agreement contains certain customary events of default, including, among others, failure to pay principal, interest or other amounts; material inaccuracy of representations and warranties; violation of covenants; specified cross-default and cross-acceleration to other material indebtedness; certain bankruptcy and insolvency events; certain ERISA events; certain undischarged judgments; material invalidity of guarantees or grant of security interest; and change of control.
Second Lien Credit Facility
General
On the Refinancing Date, the Borrower entered into the Second Lien Credit Agreement by and among the Borrower, the other credit parties party thereto, the several lenders party thereto, Wilmington Trust, National Association, or Wilmington Trust, as administrative agent and collateral agent, and the other parties thereto. The Second Lien Credit

Agreement provides for a term loan facility, or the Second Lien Credit Facility, in an original aggregate principal amount of $315.0 million.
The Second Lien Credit Agreement provides us the right to request additional commitments for new incremental term loans, in an aggregate principal amount not to exceed (a) the greater of (i) $400.0 million and (ii) 100% of our consolidated EBITDA (calculated on a pro forma basis) for the most recent four fiscal quarter period (which we refer to as the Second Lien Fixed Basket), minus (b) the amount of any incremental loans incurred under the First Lien Fixed Basket, plus (c) the amount of certain voluntary prepayments of the Second Lien Credit Facility, plus (d) an unlimited amount subject to pro forma compliance with a secured net leverage ratio not to exceed 6.45 to 1.00. In addition, the Second Lien Credit Agreement provides that we have the right to replace and extend existing loans or commitments with new commitments from existing or new lenders under the Second Lien Credit Facility. The lenders under the Second Lien Credit Agreement are not under any obligation to provide any such additional commitments, and any increase in, or replacement or extension of, commitments is subject to customary conditions precedent and limitations.
Borrowings under the Second Lien Credit Facility will mature on February 5, 2025.
Interest Rates and Fees
The borrowings under the Second Lien Credit Facility bear interest at a floating rate which can be, at our option, either (1) a Eurodollar rate for a specified interest period plus 7.25% or (2) a base rate plus 6.25%.
The base rate for any day is a fluctuating rate per annum equal to the rate last quoted by The Wall Street Journal as the “Prime Rate” in the United States or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate or, if such rate is no longer quoted therein, any similar rate quoted therein (as determined by Wilmington Trust) or any similar release by the Federal Reserve Board (as determined by Wilmington Trust).
Voluntary Prepayments
We are permitted to voluntarily prepay or repay outstanding loans under the Second Lien Credit Facility at any time, in whole or in part, subject to minimum amounts, customary “breakage” costs with respect to Eurodollar loans. Prior to the six month anniversary of the Refinancing Date, we are required to pay a make-whole premium equal to the present value of interest payments on the principal amount of the Second Lien Credit Facility being prepaid through the six-month anniversary and a prepayment fee of 4.50% in connection with any voluntary prepayments of the Second Lien Credit Facility or mandatory prepayments of the Second Lien Credit Facility as a result of the incurrence of additional indebtedness or a change of control. On or after the six month anniversary of the Refinancing Date but prior to February 5, 2019, we are required to pay a 4.50% prepayment fee in connection with any voluntary prepayments of the Second Lien Credit Facility or mandatory prepayments of the Second Lien Credit Facility as a result of the incurrence of additional indebtedness or a change of control. On or after the 12-month anniversary of the Refinancing Date but prior to February 5, 2020, we are required to pay a 2.50% prepayment fee in connection with any voluntary prepayments of the Second Lien Credit Facility or mandatory prepayments of the Second Lien Credit Facility as a result of the incurrence of additional indebtedness or a change of control.
Mandatory Prepayments
The Second Lien Credit Agreement requires us to prepay, subject to certain exceptions, the Second Lien Term Loan with proceeds of certain asset sales and debt issuances, and must be repaid from a portion of our excess cash flow ranging from 0% to 50% depending on our secured net leverage ratio.
Such mandatory prepayments of the Second Lien Credit Facility (other than with respect to net cash proceeds of the incurrence of certain debt) are required only (i) if the First Lien Term Loan (and any refinancing thereof) has been paid in full or (ii) with net cash proceeds of asset sales or excess cash flow that have been declined by any lender under the First Lien Term Loan.

Guarantees
Subject to certain exceptions, all obligations under the Second Lien Credit Facility are jointly and severally, fully and unconditionally, guaranteed on a senior secured basis by each of SolarWinds Intermediate Holdings I, Inc. and certain of the Borrower’s existing and future direct and indirect domestic subsidiaries (other than unrestricted subsidiaries, our joint ventures, subsidiaries prohibited by applicable law from becoming guarantors and certain other exempted subsidiaries).
Security
Our obligations and the obligations of the guarantors under the Second Lien Credit Agreement are secured by perfected second priority pledges of and security interests in (i) substantially all of the existing and future equity interests of our and each guarantor’s material wholly owned restricted domestic subsidiaries and 65% of the equity interests in the material restricted first-tier foreign subsidiaries held by the Borrower or the guarantors under the Second Lien Credit Agreement and (ii) substantially all of the Borrower’s and each guarantor’s tangible and intangible assets, in each case subject to other exceptions.
Certain Covenants
The Second Lien Credit Agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

•	incur additional indebtedness;

•	incur liens;

•	engage in mergers, consolidations, liquidations or dissolutions;

•	pay dividends and distributions on, or redeem, repurchase or retire our capital stock;

•	make investments, acquisitions, loans, or advances;

•	create negative pledge or restrictions on the payment of dividends or payment of other amounts owed from subsidiaries;

•	sell, transfer or otherwise dispose of assets, including capital stock of subsidiaries;

•	make prepayments of material debt that is subordinated with respect to right of payment;

•	engage in certain transactions with affiliates;

•	modify certain documents governing material debt that is subordinated with respect to right of payment;

•	change our fiscal year; and

•	change our lines of business.
Events of Default
The Second Lien Credit Agreement contains certain customary events of default, including, among others, failure to pay principal, interest or other amounts; material inaccuracy of representations and warranties; violation of covenants; specified cross-default and cross-acceleration to other material indebtedness; certain bankruptcy and insolvency events; certain ERISA events; certain undischarged judgments; material invalidity of guarantees or grant of security interest; and change of control.

DESCRIPTION OF CAPITAL STOCK
The following is a summary of our capital stock and certain provisions of our restated charter and restated bylaws, to be effective immediately prior to the completion of this offering. This summary does not purport to be complete and is qualified by the provisions of our restated charter and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.
Immediately following the closing of this offering, our authorized capital stock will consist of        shares of common stock, $0.001 par value, and             shares of undesignated preferred stock, $0.001 par value.
Common Stock
As of June 30, 2018 , there were        shares of common stock outstanding that were held of record by 271 stockholders after giving effect to the Class A Conversion, assuming an offering size as set forth in “ Prospectus Summary—The Offering ,” participation in this offering as set forth in “ Principal and Selling Stockholders ” and an initial public offering price of $             (the midpoint of the estimated price range set forth on the cover page of this prospectus). There will be                     shares of common stock outstanding (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options) after giving effect to the sale of the shares of common stock offered by this prospectus.
The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. See “Dividend Policy.” Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then-outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.
Preferred Stock
Pursuant to our restated charter, to be effective immediately prior to the completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue from time to time up to                  shares of preferred stock, in one or more series. Our board of directors will determine the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation, and the likelihood that holders of preferred stock will receive dividend payments and payments upon liquidation may have the effect of delaying, deterring or preventing a change in control, which could depress the market price of our common stock. We have no current plan to issue any shares of preferred stock.
Registration Rights
We entered into the registration rights agreement on February 5, 2016, with certain holders of our Class A Stock and common stock. Subject to the terms of the registration rights agreement, as of the closing of this offering, holders of           shares of our common stock (assuming an initial public offering price of $     per share, the midpoint of the estimated price range set forth on the cover page of this prospectus) have full registration rights, which includes demand registration rights, piggyback registration rights and short-form registration rights. Furthermore, as of the closing of this offering, holders of           shares of our common stock (assuming an initial public offering price of $     per share, the midpoint of the estimated price range set forth on the cover page of this prospectus) have piggyback registration rights, short-form registration rights and the right to join in demand registrations but do not have the right to initiate a demand registration. The following description of the terms of the registration rights agreement is intended as a summary only and is qualified by reference to the registration rights agreement filed as an exhibit to the registration statement of which this prospectus forms a part.
The registration rights agreement becomes effective upon the closing of this offering.
Each party to the registration rights agreement has agreed not to sell or otherwise dispose of any shares of our common stock for a period of 180 days following the effective date of this offering in connection with separate lock-up agreements.
Demand Registration Rights
Pursuant to the registration rights agreement, the holders of a majority of the outstanding Registrable Securities (as defined therein, and which term includes shares of our common stock held by the Silver Lake Funds and the Thoma Bravo Funds), or the Initiating Holders, are entitled to request an unlimited number of Demand Registrations (as defined therein), so long as a registration under the registration rights agreement was not effected in the preceding 90 days. The holders of Registrable Securities are also entitled to certain shelf registration rights.
Piggyback Registration Rights
If at any time we propose to register the offer and sale of shares of our common stock under the Securities Act (other than pursuant to a Demand Registration or a Shelf Registration under the registration rights agreement or a registration on Form S-4, Form S-8 or any successor form), then we must notify the holders of Registrable Securities of such proposal to allow them to include a specified number of their shares of our common stock in such registration, subject to certain marketing and other limitations.
Restrictions
Pursuant to the registration rights agreement, we have agreed to not publicly sell or distribute any securities during the period beginning on the date of the notice of the requested demand registration and ending 90 days after the first effective date of any underwritten registration effected pursuant to the registrations described below (except pursuant to registrations on Form S-4, Form S-8 or any successor form). In addition, in connection with this offering, we expect that the parties to the registration rights agreement will agree not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions and early release of certain holders in specified circumstances. See “Underwriting” for additional information regarding such restrictions.
Anti-Takeover Provisions Under Our Charter and Bylaws and Delaware Law
Certain provisions of Delaware law, our restated charter and restated bylaws, to be effective immediately prior to the completion of this offering, contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Second Amended and Restated Certificate of Incorporation
Undesignated Preferred Stock. As discussed above, our board of directors will have the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control of us or our management.

Limitations on the Ability of Stockholders to Act by Written Consent or Call a Special Meeting. Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our certificate of incorporation provides otherwise. Our restated charter provides that so long as the Sponsors own % of the voting power of our then-outstanding capital stock entitled to vote generally in the election of directors, any action required or permitted to be taken by our stockholders may be effected by written consent. Our restated charter also provides that, after the Sponsors cease to beneficially own % of the voting power of our then-outstanding capital stock entitled to vote generally in the election of directors, our stockholders may not take action by written consent but may take action only at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws. Our restated charter provides that special meetings of the stockholders may be called only upon a resolution approved by a majority of the total number of directors that we would have if there were no vacancies or, prior to the date that the Sponsors cease to beneficially own % of the voting power of our then-outstanding capital stock entitled to vote generally in the election of directors, at the request of the holders of a majority of the voting power of our then-outstanding shares of voting capital stock. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
Requirements for Advance Notification of Stockholder Nominations and Proposals. Our restated bylaws establish advance-notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. However, our restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.
Board Vacancies. Our restated charter and restated bylaws provide that, subject to the rights granted to one or more series of preferred stock then outstanding, or the rights granted under the stockholders’ agreement, only our board of directors will be allowed to fill vacant directorships. In addition, after the Sponsors cease to beneficially own % of the voting power of our then-outstanding capital stock entitled to vote generally in the election of directors, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.
Classified Board. Our restated charter and restated bylaws provide that our board of directors will, after completion of this offering, be classified into three classes of directors, with each class serving three-year staggered terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board of directors.
No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our restated charter provides otherwise. Our restated charter provides that there shall be no cumulative voting, and our restated bylaws do not expressly provide for cumulative voting.
Directors Removed Only for Cause. Prior to the first date on which the Sponsors cease to beneficially own % of the voting power of our then-outstanding capital stock entitled to vote generally in the election of directors, our directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding capital stock entitled to vote generally in the election of directors. Our restated charter provides that after the Sponsors cease to beneficially own % of the voting power of our then-outstanding capital stock entitled to vote generally in the election of directors, stockholders may remove directors only for cause and by the affirmative vote of the holders of at least 66 2/3% of the shares then entitled to vote generally in the election of directors.

Amendment of Charter Provisions and Bylaws. Our restated charter provides that so long as the Sponsors own % of the voting power of our then-outstanding capital stock entitled to vote generally in the election of directors, our bylaws may be adopted, amended, altered or repealed by the vote of a majority of the voting power of our then-outstanding voting stock, voting together as a single class. After the Sponsors cease to beneficially own % of the voting power of our then-outstanding capital stock entitled to vote generally in the election of directors, our bylaws may be adopted, amended, altered or repealed by either (i) a vote of a majority of the total number of directors that the company would have if there were no vacancies or (ii) in addition to any other vote otherwise required by law, the affirmative vote of the holders of at least 66 2⁄3% of the voting power of our then-outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.
Our restated charter also provides that after the Sponsors cease to beneficially own % of the voting power of our then-outstanding capital stock entitled to vote generally in the election of directors, the provisions of our restated charter relating to the size and composition of our board of directors, limitation on liabilities of directors, stockholder action by written consent, the ability of stockholders to call special meetings, business combinations with interested persons, amendment of our bylaws or charter and the Court of Chancery of the State of Delaware as the exclusive forum for certain disputes, may be amended, altered, changed or repealed only by the affirmative vote of the holders of at least 66 2⁄3% of the voting power of all of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. So long as the Sponsors own % of the voting power of our then-outstanding capital stock entitled to vote generally in the election of directors, such provisions may be amended, altered, changed or repealed by the affirmative vote of the holders of a majority of the voting power of our then-outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class. Our restated charter also provides that the provision of our restated charter that deals with corporate opportunity may be amended, altered or repealed only by a vote of % of the voting power of our then-outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class. See “—Corporate Opportunity.”
After the Sponsors cease to beneficially own % of the voting power of our then-outstanding capital stock entitled to vote generally in the election of directors, any amendment of the above provisions in our restated charter would require approval by holders of at least 66 2⁄3% of our then-outstanding capital stock.
Business Combinations with Interested Stockholders. We have elected in our restated charter not to be subject to Section 203 of the DGCL, or Section 203, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with an interested stockholder (i.e., a person or group owning 15% or more of the corporation’s voting stock) for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203. However, our charter contains provisions that have the same effect as Section 203, except that they provide that the Sponsors, including the Silver Lake Funds and the Thoma Bravo Funds and any persons to whom any Silver Lake Fund or Thoma Bravo Fund or any of their respective affiliates sells its common stock, will not constitute “interested stockholders” for purposes of this provision, and thereby will not be subject to the restrictions set forth in our restated charter that have the same effect as Section 203.
Forum Selection. Our restated charter provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

•	any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our restated charter or our restated bylaws; or

•	any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine;

in each such case, subject to such Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties named as defendants therein.
Our restated charter also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision.
Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ charters has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our charter is inapplicable or unenforceable.
Corporate Opportunity. Messrs. Bingle and Hao, each a managing partner and managing director of Silver Lake, Mr. White, director of Silver Lake, Mr. Boro, a managing partner of Thoma Bravo, and Messrs. Bernard and Lines, each a senior operating partner for Thoma Bravo, currently serve on our board of directors and will continue to serve as directors following completion of this offering. Silver Lake, as the ultimate general partner of the Silver Lake Funds, and Thoma Bravo, as the ultimate general partner of the Thoma Bravo Funds, will together continue to beneficially own a majority of our outstanding common stock upon the completion of this offering. Silver Lake and Thoma Bravo may beneficially hold equity interests in entities that directly or indirectly compete with us, and companies in which they currently invest may begin competing with us. As a result of these relationships, when conflicts between the interests of Silver Lake or Thoma Bravo, on the one hand, and of other stockholders, on the other hand, arise, these directors may not be disinterested. Although our directors and officers have a duty of loyalty to us under Delaware law and our restated charter, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (i) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approved the transactions, (ii) the material facts relating to the director’s or officer’s relationship or interest are disclosed to our stockholders and a majority of our disinterested stockholders approve the transaction or (iii) the transaction is otherwise fair to us.
Our restated charter provides that no officer or director of our company who is also a principal, officer, director, member, manager, partner, employee and/or independent contractor of Silver Lake or Thoma Bravo will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual pursues or acquires a corporate opportunity for his own account or the account of an affiliate, as applicable, instead of us, directs a corporate opportunity to Silver Lake or Thoma Bravo, as applicable, instead of us or does not communicate information regarding a corporate opportunity to us. Our restated charter also provides that any principal, officer, director, member, manager, partner, employee and/or independent contractor of Silver Lake or Thoma Bravo or any entity that either Silver Lake or Thoma Bravo controls, is controlled by or under common control with Silver Lake or Thoma Bravo, as applicable, or any investment funds advised by Silver Lake or Thoma Bravo, as applicable, will not be required to offer any transaction opportunity of which they become aware to us and could take any such opportunity for themselves or offer it to other companies in which they have an investment.
This provision may not be modified without the affirmative vote of the holders of at least % of the voting power of all of our outstanding shares of common stock.
Transfer Agent and Registrar
Upon completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (718) 921-8254.
Limitations of Liability and Indemnification
See “Executive Compensation—Limitations of Liability; Indemnification of Directors and Officers.”

Listing
We intend to apply to list our common stock on the NYSE under the symbol “SWI.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could reduce prevailing market prices. Furthermore, since a substantial number of shares will be subject to contractual and legal restrictions on resale as described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.
Upon completion of this offering, we will have outstanding an aggregate of        shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by affiliates. The remaining        shares of common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if the transaction qualifies for an exemption from registration described below under Rules 144 or 701 promulgated under the Securities Act.
As a result of the contractual restrictions described below and the provisions of Rules 144 and 701, the restricted shares will be available for sale in the public market, subject to any applicable transfer restrictions in our stockholders’ agreement, as follows:

•	shares will be eligible for sale upon completion of this offering;

•	shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus; and

•	shares will be eligible for sale upon the exercise of vested options 180 days after the date of this prospectus.
Lock-Up Agreements and Obligations
All of our officers and directors and certain of our stockholders, who together hold       % of our outstanding common stock (after giving effect to the sale by them of shares in this offering), have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into shares or exercisable or exchangeable for shares of our common stock, or enter into any swap or other arrangement for transfer to another, in whole or in part, any of the economic consequences of ownership of our common stock, for a period of at least 180 days after the date of this prospectus, except for bona fide gifts to immediate family members, transfers to family trusts or distributions from trusts, distributions to affiliates or conversion or exercises of derivative securities provided that the shares underlying such derivative securities are held subject to such resale restrictions and certain other exceptions described more fully in “Underwriting.” Transfers or dispositions can be made sooner only under the conditions described above or with the prior written consent of . may release any of the shares subject to these lock-up agreements at any time without notice.
In addition, each grant agreement under our 2016 Plan and our 2018 Plan issued by us contains restrictions similar to those set forth in the lock-up agreements described above limiting the disposition of securities issuable pursuant to those plans for a period of at least 180 days following the date of this prospectus.
10b5-1 Plans
After the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.
In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for 90 days, our affiliates or persons selling shares on behalf of our affiliates who own shares that were acquired from us or an affiliate of ours at least six months prior to the proposed sale are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	The average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 of the Securities Act, as currently in effect, permits any of our employees, officers, directors or consultants who purchased or receive shares from us pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Subject to any applicable lock-up agreements, Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period requirement of Rule 144 and that non-affiliates may sell such shares in reliance on Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.
Registration Rights
Upon completion of this offering, the holders of an aggregate of        shares of our common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.
Form S-8 Registration Statements
Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our equity compensation plans. Subject to the lock-up agreements described above, other contractual lock-up obligations set forth in the grant agreements under each such plan, and any applicable vesting restrictions, shares registered under these registration statements will be available for resale in the public market immediately upon the effectiveness of these registration statements, except with respect to Rule 144 volume limitations that apply to our affiliates. See “Executive Compensation” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS OF COMMON STOCK
This section summarizes the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. For purposes of this summary, a “non-U.S. holder” is any beneficial owner that for U.S. federal income tax purposes is not a U.S. person. The term “U.S. person” means:

•	an individual citizen or resident of the United States;

•	a corporation or entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state, including the District of Columbia;

•	an estate whose income is subject to U.S. income tax regardless of source; or

•
a trust (i) whose administration is subject to the primary supervision of a court within the United States and which has one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) who have authority to control all substantive decisions of the trust or (ii) which has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Generally, an individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, such individual would count all of the days in which the individual was present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year. Residents of the United States are generally taxed for U.S. federal income tax purposes as if they were citizens of the United States.
If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships that are beneficial owners of our common stock, and partners in such partnerships, should consult their tax advisors regarding the tax consequences to them of the ownership and disposition of our common stock.
This summary applies only to non-U.S. holders who acquire our common stock pursuant to this offering and who hold our common stock as a capital asset (generally, property held for investment). This summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules. Certain former U.S. citizens or long-term residents, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid federal income tax, insurance companies, tax-exempt organizations, dealers in securities or currencies, brokers, banks or other financial institutions, certain trusts, hybrid entities, pension funds and investors that hold our common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This summary does not consider the tax consequences for partnerships, entities classified as a partnership for U.S. federal income tax purposes, or persons who hold their interests through a partnership or other entity classified as a partnership for U.S. federal income tax purposes. This summary does not address any U.S. federal gift tax consequences, or state or local or non-U.S. tax consequences. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on the current provisions of the Code, existing and proposed U.S. Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service, or the IRS, with respect to the matters discussed below, and there can be no assurance the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock. In either case, the tax considerations of owning or disposing of common stock could differ from those described below.
INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS

TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF OTHER U.S. FEDERAL, FOREIGN, STATE OR LOCAL LAWS AND ANY APPLICABLE TAX TREATIES.
Dividends
Payments of cash and other property that we make to our shareholders with respect to our common stock will constitute dividends to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.
The gross amount of any dividend (out of earnings and profits) paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax at a rate of 30% unless the holder is entitled to an exemption from or reduced rate of withholding under an applicable income tax treaty. In order to receive an exemption or a reduced treaty rate, prior to the payment of a dividend, a non-U.S. holder must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate form, certifying qualification for the exemption or reduced rate. If a non-U.S. holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The non-U.S. holder’s agent may then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries.
Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder (and dividends attributable to a non-U.S. holder’s permanent establishment in the United States if an income tax treaty applies) are exempt from this withholding tax. To obtain this exemption, prior to the payment of a dividend, a non-U.S. holder must provide us with an IRS Form W-8ECI (or successor form) properly certifying this exemption. Effectively connected dividends (or dividends attributable to a permanent establishment), although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder (or dividends attributable to a corporate non-U.S. holder’s permanent establishment in the United States if an income tax treaty applies) may be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified in an income tax treaty).
A non-U.S. holder who provides us with an IRS Form W-8BEN or an IRS Form W-8ECI will be required to periodically update such form.
A non-U.S. holder of common stock that is eligible for a reduced rate of withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is timely filed with the IRS.
Gain on Disposition of Common Stock
A non-U.S. holder will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock unless:

•
the gain is effectively connected with a U.S. trade or business of the non-U.S. holder (or attributable to a permanent establishment in the United States if an income tax treaty applies), in which case the non-U.S. holder generally will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates and, if the non-U.S. holder is a corporation, the branch profits tax may apply, at a 30% rate or such lower rate as may be specified by an applicable income tax treaty;

•
the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case the non-U.S. holder will be required to pay a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence) on the net gain derived from the disposition, which tax may be offset by U.S. source capital losses, if any, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•
our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock. We believe that we are not currently, and we are not likely to become, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If we become a U.S. real property holding corporation after this offering, so long as our common stock is regularly traded on an established securities market and continues to be so traded, a non-U.S. holder will not be subject to U.S. federal income tax on gain recognized from the sale, exchange or other disposition of shares of our common stock as a result of such status unless (i) such holder actually or constructively owned more than 5% of our common stock at any time during the shorter of (A) the five-year period preceding the disposition, or (B) the holder’s holding period for our common stock, and (ii) we were a U.S. real property holding corporation at any time during such period when the more than 5% ownership test was met. If any gain on your disposition is taxable because we are a U.S. real property holding corporation and your ownership of our common stock exceeds 5%, you will be taxed on such disposition generally in the manner applicable to U.S. persons. Any such non-U.S. holder that owns or has owned, actually or constructively, more than 5% of our common stock is urged to consult that holder’s own tax advisor with respect to the particular tax consequences to such holder for the gain from the sale, exchange or other disposition of shares of our common stock if we were to be or to become a U.S. real property holding company.
Backup Withholding and Information Reporting
Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. holder’s country of residence.
Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to additional information reporting and backup withholding. Backup withholding will not apply if the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. person status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable form. Notwithstanding the foregoing, backup withholding may apply if we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.
Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a credit or refund may be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners,” as defined in the Code, or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders.

Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.
U.S. Federal Estate Tax
The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.
THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING
The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. are the representatives of the underwriters.

Underwriters	Number of Shares

Total
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional         shares from us and the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following tables show the per-share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase        additional shares.
Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $       per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We and our officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into, or exchangeable, for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of             . This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

The restrictions described in the immediately preceding paragraph do not apply to certain transactions including:

•	shares acquired in this offering or in open market transactions after the date of the final prospectus;

•	subject to certain limitations, a bona fide gift or gifts;

•
subject to certain limitations, transfers by any person other than us to any immediate family member or any trust for the direct or indirect benefit of the transferor or the immediate family of the transferor;

•	subject to certain limitations, transfers by any person other than us by will or intestate succession;

•	subject to certain limitations, transfers by any person other than us pursuant to a qualified domestic order or a divorce settlement;

•
subject to certain limitations, the surrender or forfeiture of our securities to us to satisfy tax withholding obligations upon exercise of vesting or the exercise price upon a cashless net exercise of expiring awards pursuant to the terms of any stock incentive plan;

•	subject to certain limitations, transfers by any person other than us pursuant to a distribution to partners, members or stockholders of such person;

•
transfers by any person other than us of such securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock involving a change of control of ownership of the company that has been approved by our board of directors;

•	subject to certain limitations, transfers to us in connection with the Class A Conversion;

•	subject to certain limitations, transfers by a corporation to any wholly owned subsidiary of such corporation;

•	subject to certain limitations, transfers by any person other than us to affiliates or to any investment fund or other entity controlled or managed by, or under common control with such person;

•	the sale of shares to the underwriters pursuant to the underwriting agreement in this offering;

•	subject to certain limitations, a charitable donation; and

•	subject to certain limitations, the establishment by any person other than us of a trading plan pursuant to Rule 10b5-1 under the Exchange Act.
                          , in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. In addition, in the event that                      grant an early release to certain beneficial holders of any common stock or other securities subject to the lock up agreements with respect to shares of common stock that, in the aggregate, exceed a specified percentage of our then outstanding common stock, then certain other lock up parties shall also be granted an early release, on the same terms, from their obligations on a pro rata basis, subject to certain exceptions.
Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list the common stock on the New York Stock Exchange under the symbol “SWI.” In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.
In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE or otherwise.
We and the selling stockholders estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                . We will agree to reimburse the underwriters for expenses incurred by them related to any applicable state securities filings and for clearance of this offering with the Financial Industry Regulatory Authority in connection with this offering in an amount up to $ .
We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. In particular, affiliates of are lenders under the Revolving Credit Facility.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (which we refer to as a Relevant Member State) an offer to the public of our common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common shares may be made at any time under the following exemptions under the Prospectus Directive:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;
provided that no such offer or shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression “offer to the public” in relation to our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.
This European Economic Area selling restriction is in addition to any other selling restrictions set out below.
United Kingdom
In the United Kingdom, this prospectus is only addressed to and directed at qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS
DLA Piper LLP (US), Austin, Texas, will provide us with an opinion as to the validity of the common stock offered under this prospectus. Davis Polk & Wardwell LLP, Menlo Park, California, will pass upon certain legal matters related to this offering for the underwriters.
EXPERTS
The consolidated financial statements for the period from January 1, 2016 through February 4, 2016 of SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.) and the consolidated financial statements as of December 31, 2017 and December 31, 2016, and for the year ended December 31, 2017 and the period from February 5, 2016 through December 31, 2016 of SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.) included in this Prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered under this prospectus. As permitted under the rules and regulations of the SEC, this prospectus does not contain all of the information set forth in the registration statement, some of which is contained in exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or any other document referred to in this prospectus are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You may inspect a copy of the registration statement without charge at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Public Reference Room upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.
Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC.
We intend to furnish our stockholders with annual reports containing financial statements audited by our independent registered public accounting firm and quarterly reports for the first three quarters of each year containing unaudited interim financial information. Our telephone number is (512) 682-9300.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
SOLARWINDS NORTH AMERICA, INC. (PREDECESSOR, FORMERLY SOLARWINDS, INC.) AND SOLARWINDS CORPORATION (SUCCESSOR, FORMERLY SOLARWINDS PARENT, INC.)
Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Comprehensive Income (Loss)	F-7
Consolidated Statement of Stockholders’ Equity	F-8
Consolidated Statements of Redeemable Convertible Class A Common Stock and Stockholders’ Equity (Deficit)	F-9
Consolidated Statements of Cash Flows	F-10
Notes to Consolidated Financial Statements	F-12

Schedule II - Valuation and Qualifying Accounts (For the Predecessor period from January 1, 2016 to February 4, 2016, the Successor period from February 5, 2016 to December 31, 2016, the year ended December 31, 2017)
F-50

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of SolarWinds Corporation:
In our opinion, the accompanying consolidated statements of operations, of comprehensive income (loss), of stockholders’ equity and of cash flows for the period from January 1, 2016 through February 4, 2016 present fairly, in all material respects, the results of operations and cash flows of SolarWinds North America, Inc. and its subsidiaries (Predecessor, formerly SolarWinds, Inc.) for the period from January 1, 2016 through February 4, 2016 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index for the period from January 1, 2016 through February 4, 2016 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Austin, Texas
June 1, 2018

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of SolarWinds Corporation:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of SolarWinds Corporation and its subsidiaries (Successor, formerly SolarWinds Parent, Inc.) as of December 31, 2017 and 2016, and the related consolidated statements of operations, of comprehensive income (loss), of redeemable convertible class A common stock and stockholders’ equity (deficit) and of cash flows for the year ended December 31, 2017 and for the period from February 5, 2016 through December 31, 2016, including the related notes and financial statement schedule for the year ended December 31, 2017 and for the period from February 5, 2016 through December 31, 2016 listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the year ended December 31, 2017 and for the period from February 5, 2016 through December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Austin, Texas
June 1, 2018
We have served as the Company’s auditor since 2004.

SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Consolidated Balance Sheets
(In thousands, except share and per share information)

	December 31,		June 30,
	2016	2017	2018
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$101,643	$277,716	$278,078
Short-term investments	2,000	—	—
Accounts receivable, net of allowances of $1,002, $2,065 and $2,587 as of December 31, 2016 and 2017 and June 30, 2018 (unaudited), respectively	80,444	85,133	83,880
Income tax receivable	36,223	1,713	2,073
Prepaid and other current assets	19,263	24,331	14,352
Total current assets	239,573	388,893	378,383
Property and equipment, net	37,225	34,209	37,717
Deferred taxes	1,734	4,425	4,299
Goodwill	3,533,390	3,695,640	3,670,421
Intangible assets, net	1,377,668	1,194,499	1,071,920
Other assets, net	13,099	9,398	10,899
Total assets	$5,202,689	$5,327,064	$5,173,639
Liabilities, redeemable convertible common stock and stockholders’ deficit
Current liabilities:
Accounts payable	$9,036	$9,657	$10,734
Accrued liabilities and other	42,680	39,593	44,038
Accrued interest payable	11,023	11,632	726
Income taxes payable	1,197	9,049	3,479
Current portion of deferred revenue	204,717	241,513	251,390
Current debt obligation	17,000	16,950	19,900
Total current liabilities	285,653	328,394	330,267
Long-term liabilities:
Deferred revenue, net of current portion	13,005	20,278	24,745
Non-current deferred taxes	264,678	167,523	153,424
Other long-term liabilities	36,600	148,121	141,360
Long-term debt, net of current portion	2,242,892	2,245,622	2,218,684
Total liabilities	2,842,828	2,909,938	2,868,480
Commitments and contingencies (Note 16)
Redeemable convertible Class A common stock, $0.001 par value: 5,755,000 Class A shares authorized; 2,661,599, 2,661,030 and 2,661,030 Class A shares issued and outstanding as of December 31, 2016 and 2017 and June 30, 2018 (unaudited), respectively	2,879,504	3,146,887	3,288,900
Stockholders’ deficit:
Class B common stock, $0.001 par value: 233,000,000 Class B shares authorized; 99,356,334, 100,734,056 and 102,060,691 Class B shares issued and outstanding as of December 31, 2016 and 2017 and June 30, 2018 (unaudited), respectively	99	101	102
Accumulated other comprehensive income (loss)	(66,047)	75,294	49,725
Accumulated deficit	(453,695)	(805,156)	(1,033,568)
Total stockholders’ deficit	(519,643)	(729,761)	(983,741)
Total liabilities, redeemable convertible common stock and stockholders’ deficit	$5,202,689	$5,327,064	$5,173,639
The accompanying notes are an integral part of these financial statements.

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Consolidated Statements of Operations
(In thousands, except for per share information)

	Predecessor	Successor		Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2017	2017	2018

				(unaudited)
Revenue:
Subscription	$6,551	$126,960	$213,754	$100,041	$128,291
Maintenance	29,500	145,234	357,630	168,203	195,767
Total recurring revenue	36,051	272,194	571,384	268,244	324,058
License	11,276	149,900	156,633	72,322	74,573
Total revenue	47,327	422,094	728,017	340,566	398,631
Cost of revenue:
Cost of recurring revenue(1)	9,551	46,238	60,698	29,689	34,595
Amortization of acquired technologies	2,186	147,517	171,033	84,268	88,286
Total cost of revenue	11,737	193,755	231,731	113,957	122,881
Gross profit	35,590	228,339	496,286	226,609	275,750
Operating expenses:(1)
Sales and marketing	47,064	165,355	205,631	101,128	109,096
Research and development	32,183	65,806	86,618	42,893	48,526
General and administrative	79,636	71,011	67,303	35,785	40,252
Amortization of acquired intangibles	917	58,553	67,080	32,875	33,781
Total operating expenses	159,800	360,725	426,632	212,681	231,655
Operating income (loss)	(124,210)	(132,386)	69,654	13,928	44,095
Other income (expense):
Interest expense, net	(473)	(169,900)	(169,786)	(84,484)	(76,476)
Other income (expense), net(2)	(284)	(56,959)	38,664	15,400	(74,463)
Total other income (expense)	(757)	(226,859)	(131,122)	(69,084)	(150,939)
Loss before income taxes	(124,967)	(359,245)	(61,468)	(55,156)	(106,844)
Income tax expense (benefit)	(53,156)	(96,651)	22,398	(9,414)	(19,919)
Net loss	$(71,811)	$(262,594)	$(83,866)	$(45,742)	$(86,925)
Net loss available to common stockholders	$(71,811)	$(480,498)	$(351,873)	$(175,683)	$(228,938)
Net loss per share:
Basic loss per share	$(1.00)	$(4.98)	$(3.50)	$(1.75)	$(2.25)
Diluted loss per share	$(1.00)	$(4.98)	$(3.50)	$(1.75)	$(2.25)
Weighted-average shares used to compute net loss per share:
Shares used in computation of basic loss per share	71,989	96,465	100,433	100,112	101,832
Shares used in computation of diluted loss per share	71,989	96,465	100,433	100,112	101,832

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Consolidated Statements of Operations
(In thousands, except for per share information)

________________

(1)	Includes stock-based compensation expense as follows:

	Predecessor	Successor		Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2017	2017	2018

				(unaudited)
Cost of recurring revenue	$5,562	$2	$4	$2	$5
Sales and marketing	30,725	7	44	16	119
Research and development	23,822	7	21	8	27
General and administrative	27,654	1	11	2	21
	$87,763	$17	$80	$28	$172

(2)	Other income (expense), net includes the following:

	Predecessor	Successor		Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2017	2017	2018

				(unaudited)
Unrealized net transaction gains (losses) related to remeasurement of intercompany loans	$—	$(26,651)	$56,539	$35,181	$(12,711)
The accompanying notes are an integral part of these consolidated financial statements.

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Consolidated Statements of Comprehensive Income (Loss)
(In thousands)

	Predecessor	Successor		Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2017	2017	2018

				(unaudited)
Net loss	$(71,811)	$(262,594)	$(83,866)	$(45,742)	$(86,925)
Other comprehensive income (loss):
Foreign currency translation adjustment	3,835	(66,047)	141,341	87,978	(25,569)
Unrealized gains on investments, net of income tax expense $15 for the period ended February 4, 2016	27	—	—	—	—
Other comprehensive income (loss)	3,862	(66,047)	141,341	87,978	(25,569)
Comprehensive income (loss)	$(67,949)	$(328,641)	$57,475	$42,236	$(112,494)
The accompanying notes are an integral part of these consolidated financial statements.

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
Consolidated Statements of Stockholders' Equity
(In thousands, except for per share information)

Predecessor:	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Earnings	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2015	71,884	$72	$135,872	$(28,231)	$415,548	$523,261
Comprehensive income:
Foreign currency translation adjustment	—	—	—	3,835	—	3,835
Unrealized gains on investments, net of tax	—	—	—	27	—	27
Net loss	—	—	—	—	(71,811)	(71,811)
Comprehensive loss						(67,949)
Exercise of stock options	50	—	1,311	—	—	1,311
Restricted stock units issued, net of shares withheld for taxes	107	—	(2,333)	—	—	(2,333)
Stock-based compensation	—	—	87,799	—	—	87,799
Balance at February 4, 2016	72,041	$72	$222,649	$(24,369)	$343,737	$542,089
The accompanying notes are an integral part of these consolidated financial statements.

SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Consolidated Statements of Redeemable Convertible Class A Common Stock and Stockholders' Equity (Deficit)
(In thousands, except for per share information)

Successor:	Redeemable Convertible Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Earnings (Deficit)	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at February 5, 2016	—	$—	—	$—	$—	$—	$—	$—
Foreign currency translation adjustment	—	—	—	—	—	(66,047)	—	(66,047)
Net loss	—	—	—	—	—	—	(262,594)	(262,594)
Comprehensive loss								(328,641)
Issuance of stock	2,662	2,661,600	99,356	99	26,786	—	—	26,885
Accumulating dividends	—	217,904	—	—	(26,803)	—	(191,101)	(217,904)
Stock-based compensation	—	—	—	—	17	—	—	17
Balance at December 31, 2016	2,662	2,879,504	99,356	99	—	(66,047)	(453,695)	(519,643)
Foreign currency translation adjustment	—	—	—	—	—	141,341	—	141,341
Net loss	—	—	—	—	—	—	(83,866)	(83,866)
Comprehensive income								57,475
Exercise of stock options	—	—	5	—	1	—	—	1
Issuance of stock	—	74	1,468	2	397	—	—	399
Repurchase of stock	(1)	(697)	(95)	—	(67)	—	—	(67)
Accumulating dividends	—	268,006	—	—	(411)	—	(267,595)	(268,006)
Stock-based compensation	—	—	—	—	80	—	—	80
Balance at December 31, 2017	2,661	3,146,887	100,734	101	—	75,294	(805,156)	(729,761)
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	(25,569)	—	(25,569)
Net loss (unaudited)	—	—	—	—	—	—	(86,925)	(86,925)
Comprehensive loss (unaudited)								(112,494)
Exercise of stock options (unaudited)	—	—	2	—	—	—	—	—
Issuance of stock (unaudited)	—	—	1,337	1	378	—	—	379
Repurchase of stock (unaudited)	—	—	(12)	—	(24)	—	—	(24)
Accumulating dividends (unaudited)	—	142,013	—	—	(526)	—	(141,487)	(142,013)
Stock-based compensation (unaudited)	—	—	—	—	172	—	—	172
Balance at June 30, 2018 (unaudited)	2,661	$3,288,900	102,061	$102	$—	$49,725	$(1,033,568)	$(983,741)
The accompanying notes are an integral part of these consolidated financial statements.

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Consolidated Statements of Cash Flows
(In thousands)

	Predecessor	Successor		Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2017	2017	2018

				(unaudited)
Cash flows from operating activities
Net loss	$(71,811)	$(262,594)	$(83,866)	$(45,742)	$(86,925)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,908	215,325	250,876	123,261	129,614
Provision for doubtful accounts	64	1,713	2,489	1,847	1,165
Stock-based compensation expense	87,763	17	80	28	172
Amortization of debt issuance costs	12	18,766	18,859	9,585	6,708
Loss on extinguishment of debt	—	22,767	18,559	18,559	60,590
Deferred taxes	(17,864)	(108,735)	(101,522)	(13,365)	(13,076)
(Gain) loss on foreign currency exchange rates	(692)	33,088	(54,875)	(34,993)	12,545
Other non-cash expenses (benefits)	13	889	(3,754)	1,916	1,332
Changes in operating assets and liabilities, net of assets acquired and liabilities assumed in business combinations:
Accounts receivable	2,181	(15,574)	(2,358)	12,281	158
Income taxes receivable	(34,534)	(498)	35,005	(447)	(409)
Prepaid and other current assets	(1,829)	(2,387)	6,184	2,937	(2,116)
Accounts payable	10,668	(16,372)	293	1,778	920
Accrued liabilities and other	43,894	(27,151)	(7,544)	(4,262)	3,974
Accrued interest payable	362	11,023	609	(119)	(10,906)
Income taxes payable	(568)	4,925	119,594	1,502	(15,764)
Deferred revenue	7,536	186,519	34,043	20,275	16,004
Other long-term liabilities	(88)	(546)	21	632	2,130
Net cash provided by operating activities	29,015	61,175	232,693	95,673	106,116
Cash flows from investing activities
Purchases of investments	—	(2,000)	—	—	—
Maturities of investments	22,839	—	2,000	2,000	—
Purchases of property and equipment	(809)	(6,946)	(7,594)	(4,202)	(9,256)
Purchases of intangible assets	(316)	(3,198)	(4,786)	(2,028)	(1,301)
Acquisitions, net of cash acquired	—	(507,531)	(23,999)	(5,450)	(12,990)
Acquisition of SolarWinds, Inc., net of cash acquired	—	(4,335,086)	—	—	—
Proceeds from sale of cost method investment	—	—	—	—	10,715
Net cash provided by (used in) investing activities	21,714	(4,854,761)	(34,379)	(9,680)	(12,832)

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Consolidated Statements of Cash Flows
(In thousands)

	Predecessor	Successor		Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2017	2017	2018
Cash flows from financing activities
Proceeds from issuance of common stock and incentive restricted stock	—	2,679,935	313	108	1,723
Repurchase of common stock and incentive restricted stock	(2,332)	(4)	(930)	(374)	(52)
Exercise of stock options	1,311	—	1	—	1
Premium paid on debt extinguishment	—	—	—	—	(22,725)
Proceeds from credit agreement	—	2,724,516	3,500	3,500	626,950
Repayments of borrowings from credit agreement	—	(341,215)	(36,950)	(28,476)	(689,950)
Payment of debt issuance costs	—	(164,942)	(1,288)	(1,288)	(5,561)
Net cash provided by (used in) financing activities	(1,021)	4,898,290	(35,354)	(26,530)	(89,614)
Effect of exchange rate changes on cash and cash equivalents	3,086	(3,061)	13,113	5,444	(3,308)
Net increase (decrease) in cash and cash equivalents	52,794	101,643	176,073	64,907	362
Cash and cash equivalents
Beginning of period	196,913	—	101,643	101,643	277,716
End of period	$249,707	$101,643	$277,716	$166,550	$278,078

Supplemental disclosure of cash flow information
Cash paid for interest	$238	$140,719	$147,106	$71,675	$81,161
Cash paid (received) for income taxes	$14	$6,877	$(32,069)	$2,085	$7,857
Non-cash investing and financing transactions
Non-cash equity contribution by SolarWinds, Inc.’s management at Take Private	$—	$9,429	$—	$—	$—
The accompanying notes are an integral part of these consolidated financial statements.

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements

1. Organization and Nature of Operations
SolarWinds Corporation is a holding company. SolarWinds Corporation was incorporated in the State of Delaware in 2015 under the name Project Aurora Parent, Inc. It changed its name to SolarWinds Parent, Inc. in May 2016, and in May 2018 changed its name to SolarWinds Corporation. SolarWinds Corporation and its subsidiaries (“Company” or “Successor”) is a leading provider of information technology, or IT, infrastructure management software. References to “we,” “us” and “our” refer to Company or Predecessor (as defined below) as the context requires. Our products give organizations worldwide, regardless of type, size or IT infrastructure complexity, the power to monitor and manage the performance of their IT environments, whether on-premise, in the cloud, or in hybrid infrastructure models. Our approach, which we refer to as the SolarWinds Model, combines powerful, scalable, affordable, easy to use products with high-velocity, low-touch sales. We’ve built our business to enable the technology professionals who use our products to manage “all things IT.” Our range of customers has expanded over time from network and systems engineers to a broad set of technology professionals, such as database administrators, storage administrators, web operators and DevOps professionals, as well as managed service providers, or MSPs. Our SolarWinds Model enables us to sell our products for use in organizations ranging in size from very small businesses to large enterprises.
We began our business in 1999 selling a set of software tools directly to network engineers. Over the next 10 years, we expanded our product offerings, refined our business model and grew our business domestically and internationally. In 2009, we went public as a point provider of on-premise network management products. Between 2009 and 2015, we continued to grow as we broadened our product offerings beyond network management to include adjacent areas of IT management. We also began developing and acquiring IT management products for the growing cloud and managed service provider, or MSP, markets, where we believed that the SolarWinds Model could be successful.
In February 2016, we were acquired by affiliates of investment firms Silver Lake and Thoma Bravo, or the Sponsors, to complete a take private transaction, or the Take Private, of SolarWinds, Inc. In May 2018, SolarWinds, Inc. changed its name to SolarWinds North America, Inc., or Predecessor. Following the Take Private, we pursued our initiatives in the cloud and MSP markets, growing our product offerings and market opportunity through organic product development and targeted acquisitions while at the same time continuing to invest in our on premise IT management product portfolio. The purchase accounting adjustments related to the Take Private are reflected in our consolidated financial statements as of and for the year ended December 31, 2016. The financial statements presented for the period January 1, 2016 to February 4, 2016 represent those of Predecessor. The financial statements presented for the period from February 5, 2016 to December 31, 2016, the year ended December 31, 2017 and for the six months ended June 30, 2017 and 2018, represent those of the Successor. See further information regarding the purchase accounting adjustments of the Take Private in Note 3 - Take Private in the Consolidated Financial Statements.
2. Summary of Significant Accounting Policies
Basis of Consolidation
The accompanying consolidated financial statements of Predecessor include the accounts of SolarWinds North America, Inc. and the accounts of its wholly owned subsidiaries through February 4, 2016. The accompanying consolidated financial statements of Successor include the accounts of SolarWinds Corporation and the accounts of its wholly owned subsidiaries from February 5, 2016 through December 31, 2016 and for the year ended December 31, 2017. We have eliminated all intercompany balances and transactions.
Unaudited Interim Financial Information
The accompanying unaudited interim condensed consolidated balance sheet as of June 30, 2018, the consolidated statements of operations, comprehensive income (loss) and cash flows for the six months ended June 30, 2017 and 2018, and the consolidated statements of redeemable convertible Class A common stock and stockholders' equity (deficit) for the six months ended June 30, 2018 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

of our management, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair statement of our financial position as of June 30, 2018, the results of operations, comprehensive income (loss) and cash flows for the six months ended June 30, 2017 and 2018 and changes in redeemable convertible Class A common stock and stockholders' equity (deficit) for the six months ended June 30, 2018. The results of operations for the six months ended June 30, 2018 are not necessarily indicative of the results to be expected for the year ending December 31, 2018 or for any other period.
Use of Estimates
The preparation of financial statements in conformity with United States of America generally accepted accounting principles, or GAAP, requires our management to make estimates and assumptions that affect the reported amounts and the disclosure of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. The actual results that we experience may differ materially from our estimates. The accounting estimates that require our most significant, difficult and subjective judgments include:

•	the valuation of goodwill, intangibles, long-lived assets and contingent consideration;

•	revenue recognition;

•	stock-based compensation;

•	income taxes; and

•	loss contingencies.
Foreign Currency Translation
The functional currency of our foreign subsidiaries is determined in accordance with authoritative guidance issued by the Financial Accounting Standards Board, or FASB. We translate assets and liabilities for these subsidiaries at exchange rates in effect at the balance sheet date. We translate income and expense accounts for these subsidiaries at the average monthly exchange rates for the periods. We record resulting translation adjustments as a component of accumulated other comprehensive income (loss) within stockholders’ equity (deficit). We record gains and losses from currency transactions denominated in currencies other than the functional currency as other income (expense) in our consolidated statements of operations. There were no equity transactions denominated in foreign currencies for the years ended December 31, 2016 and 2017 and for the six months ended June 30, 2018 (unaudited). Local currency transactions of international subsidiaries that have the U.S. dollar as the functional currency are remeasured into U.S. dollars using current rates of exchange for monetary assets and liabilities and historical rates of exchange for non-monetary assets and liabilities.
Gains and losses from remeasurement of monetary assets and liabilities were not material for the Predecessor period from January 1, 2016 through February 4, 2016 . We recorded net transaction losses related to the remeasurement of monetary assets and liabilities of $34.5 million within our consolidated statements of operations for the Successor period from February 5, 2016 through December 31, 2016 , primarily related to various intercompany loans and borrowings under the Euro term loan as discussed in Note 9. Debt . We recorded net transaction gains related to the remeasurement of monetary assets and liabilities of $54.0 million within our consolidated statements of operations for the year ended December 31, 2017 , primarily related to various intercompany loans. We recorded a net transaction gain related to the remeasurement of monetary assets and liabilities of $33.9 million and a net transaction loss of $13.9 million within our consolidated statements of operations for the six months ended June 30, 2017 and 2018 (unaudited), respectively.
As of July 1, 2018, we changed our assertion regarding the planned settlement of a certain intercompany loan.  We have evaluated our investment strategy in light of our global treasury plans and the new Tax Act (as defined below) and have determined there is no need to settle the principal related to the loan. The intercompany loan will be designated as long-term based on the assertion that settlement is not planned or anticipated in the foreseeable future. Therefore,

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

beginning on July 1, 2018, the foreign currency transaction gains and losses resulting from the remeasurement of this long-term intercompany loan denominated in a currency other than the subsidiary's functional currency will be recognized as a component of accumulated other comprehensive income (loss).
Recent Accounting Pronouncements Not Yet Adopted
Under the Jumpstart our Business Startups Act, or the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to non-public companies. We intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards permitted under the JOBS Act until we are no longer an emerging growth company.
In May 2014, FASB issued “Revenue from Contracts with Customers,” which replaced all existing revenue guidance, including prescriptive industry-specific guidance. This standard’s core principle is that an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Entities will need to apply more judgment and make more estimates than under the previous guidance. In July 2015, FASB deferred the effective date for all entities by one year, making the guidance for non-public companies effective for annual reporting periods beginning after December 15, 2018. Early adoption is permitted to the original effective date of December 15, 2016. The standard permits the use of either a full-retrospective or a modified-retrospective transition method. We will adopt the new standard effective first quarter 2019. Management anticipates using the modified-retrospective method for adoption.
In preparation for this planned adoption, we have been evaluating the impact of the new standard to our financial statements and accompanying disclosures in the notes to our consolidated financial statements. Our assessment of the impact includes an evaluation of the five-step process set forth in the new standard along with the enhancement of disclosures that will be required. To date, we have developed our initial plan for implementing the standard, which includes identifying customer contracts within the scope of the new standard, identifying performance obligations within those customer contracts, and evaluating the impact of incremental variable consideration paid to obtain those customer contracts. We have also undertaken a comprehensive review of all contracts that fall under the scope of the new standard. As of the date of this report, we are continuing our review of in-scope contracts and reviewing all potential impacts of the standard, including the tax related impact.
Based on analysis performed to date, we expect that adoption of the new standard will result in changes to the classification and timing of our revenue recognition. The most significantly impacted areas are the following:

•
License and Recurring Revenue. Under the new guidance, the requirement to establish VSOE to recognize license revenue separately from the other elements is eliminated. This change is expected to impact the allocation of the transaction price and timing of our revenue recognition between deliverables, or performance obligations, within an arrangement. In addition, we will recognize time-based license revenues upon the transfer of the license and the associated maintenance revenue over the contract period under the new standard instead of recognizing both the license and maintenance revenue ratably over the contract period. We expect the overall adoption impact to total revenue to be immaterial, though we do expect some changes to the timing and classification between license and recurring revenues. Additionally, some deferred revenue, primarily from arrangements involving time-based licenses, will never be recognized as revenue and instead will be a cumulative effect adjustment within accumulated deficit. We expect an immaterial reduction to the deferred revenue balance as a cumulative effect adjustment upon adoption.

•
Contract Acquisition Costs. We expense all sales commissions as incurred under current guidance. The new guidance requires the deferral and amortization of certain incremental costs incurred to obtain a contract. This guidance will require us to capitalize and amortize certain sales commission costs over the remaining contractual term or over an expected period of benefit, which we have determined to be approximately three to six years. As part of the transition to the new guidance, we will recognize a contract asset as a cumulative effect adjustment upon adoption.

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

We do not expect the changes described above to have a material impact on our quarterly or annual consolidated financial statements, however the exact impact of the new standard will be dependent on facts and circumstances that could vary from quarter to quarter .
In February 2016, FASB issued an accounting standard to provide updated guidance requiring the recognition of all lease assets and liabilities on the balance sheet. The updated accounting guidance is effective for non-public companies for fiscal years beginning after December 15, 2019 and interim periods beginning the following year. Early adoption is permitted and the standard provides for certain practical expedients. We expect to adopt the updated guidance in fiscal year 2020. Our evaluation of the new standard will extend into future periods and we will update our disclosures, including the expected impacts of the new standard, as we progress towards the required adoption date.
In January 2017, FASB issued an accounting standard to simplify the accounting for goodwill impairment. The new guidance removes step two of the two-step quantitative goodwill impairment test, which requires a hypothetical purchase price allocation. The updated guidance is effective for non-public companies for fiscal years beginning after December 15, 2021 and may be adopted early for any interim or annual goodwill impairment tests performed after January 1, 2017. We expect to adopt the updated guidance in fiscal year 2022. We do not believe that this standard will have a material impact on our consolidated financial statements.
Acquisitions
We account for acquired businesses, including the Take Private, using the acquisition method of accounting, which requires that the assets acquired, liabilities assumed, contractual contingencies and contingent consideration be recorded at the date of acquisition at their respective fair values. Goodwill represents the excess of the purchase price, including any contingent consideration, over the fair value of the net assets acquired. Goodwill is allocated to our reporting units expected to benefit from the business combination based on the relative fair value at the acquisition date. It further requires acquisition related costs to be recognized separately from the acquisition and expensed as incurred, restructuring costs to be expensed in periods subsequent to the acquisition date and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period to impact the provision for income taxes. The acquired developed product technologies recorded for each acquisition were feasible at the date of acquisition as they were being actively marketed and sold by the acquired company at the acquisition date. In addition to the acquired developed product technologies, we also recorded intangible assets for the acquired companies’ customer relationships, customer backlog, trademarks and tradenames, in process research and development and certain non-competition covenants. We include the operating results of acquisitions in our consolidated financial statements from the effective date of the acquisitions. Acquisition related costs are primarily included in general and administrative expenses in our consolidated statements of operations.
The fair value of identifiable intangible assets is based on significant judgments made by management. We typically engage third party valuation appraisal firms to assist us in determining the fair values and useful lives of the assets acquired. Such valuations and useful life determinations require us to make significant estimates and assumptions. These estimates and assumptions are based on historical experience and information obtained from management, and also include, but are not limited to, future expected cash flows earned from the product technology and discount rates applied in determining the present value of those cash flows. Unanticipated events and circumstances may occur that could affect the accuracy or validity of such assumptions, estimates or actual results. Acquired identifiable intangible assets are amortized on the net cash flow method or straight-line method over their estimated economic lives, which are generally three to ten years for trademarks, customer relationships, customer backlog, non-competition covenants and acquired developed product technologies and ten years for intellectual property. We include amortization of acquired developed product technologies in cost of revenue and amortization of other acquired intangible assets in operating expenses in our consolidated statements of operations. We record acquired in process research and development as indefinite-lived intangible assets. On completion of the related development projects, the in process research and development assets are reclassified to developed technology and amortized over their estimated economic lives.

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

Impairment of Goodwill, Intangible Assets and Long-lived Assets
Goodwill
We test goodwill for impairment annually, in the fourth quarter, or more frequently if impairment indicators arise. Goodwill is tested for impairment at the reporting unit level using a fair value approach. We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value, a “Step 0” analysis. If, based on a review of qualitative factors, it is more likely than not that the fair value of a reporting unit is less than its carrying value we perform “Step 1” of the goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. If the carrying value exceeds the fair value, we measure the amount of impairment loss, if any, by comparing the implied fair value of the reporting unit goodwill with its carrying amount, the “Step 2” analysis. In 2016 and 2017, we performed a qualitative, “Step 0,” assessment for our reporting units and determined there were no indicators of impairment. No impairment charges have been required to date.
Indefinite-lived Intangible Assets
We review our indefinite-lived intangible assets for impairment annually, in the fourth quarter, or more frequently if a triggering event occurs. We first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative test. If necessary, the quantitative test is performed by comparing the fair value of indefinite lived intangible assets to the carrying value. In the event the carrying value exceeds the fair value of the assets, the assets are written down to their fair value. As of December 31, 2016 and 2017, we performed a qualitative, “Step 0,” assessment and determined there were no indicators that our indefinite-lived intangible assets were impaired.
Long-lived Assets
We evaluate the recoverability of our long-lived assets, including finite-lived intangible assets and other assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Events or changes in circumstances that could result in an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for our overall business, and significant negative industry or economic trends. In the event that the net book value of our long-lived assets exceeds the future undiscounted net cash flows attributable to such assets, an impairment charge would be required. Impairment, if any, is recognized in the period of identification to the extent the carrying amount of an asset exceeds the fair value of such asset. As of December 31, 2016 and 2017, there were no indicators that our long-lived assets were impaired.
Fair Value Measurements
We apply the authoritative guidance on fair value measurements for financial assets and liabilities that are measured at fair value on a recurring basis and non-financial assets and liabilities, such as goodwill, intangible assets and property, plant and equipment that are measured at fair value on a non-recurring basis.
The guidance establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:
Level 1: Unadjusted quoted prices for identical assets or liabilities in active markets accessible by us.
Level 2: Inputs that are observable in the marketplace other than those inputs classified as Level 1.
Level 3: Inputs that are unobservable in the marketplace and significant to the valuation.
See Note 6. Fair Value Measurements for a summary of our financial instruments accounted for at fair value on a recurring basis. The carrying amounts reported in our consolidated balance sheets for cash, short-term investments not

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

accounted for as debt securities, accounts receivable, accounts payable and other accrued expenses approximate fair value due to relatively short periods to maturity.
Accounts Receivable
Accounts receivable represent trade receivables from customers when we have sold subscriptions, perpetual licenses or related maintenance services and have not yet received payment. We present accounts receivable net of an allowance for doubtful accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. In doing so, we consider the current financial condition of the customer, the specific details of the customer account, the age of the outstanding balance and the current economic environment. Any change in the assumptions used in analyzing a specific account receivable might result in an additional allowance for doubtful accounts being recognized in the period in which the change occurs. We have historically had insignificant write-offs related to bad debts.
Deferred Offering Costs
Deferred offering costs, primarily consisting of legal, accounting, printer, and other direct fees and costs related to our proposed initial public offering, are capitalized. The deferred offering costs will be offset against proceeds from our proposed initial public offering upon the closing of the offering. In the event the anticipated offering is not completed, all of the deferred offering costs will be expensed. As of December 31, 2017 , we had not yet capitalized any offering costs in the consolidated balance sheet. As of June 30, 2018 (unaudited), we have capitalized $1.0 million of offering costs in the consolidated balance sheet.
Property and Equipment
We record property and equipment at cost and depreciate them using the straight-line method over their estimated useful lives as follows:

Useful Life (in years)
Equipment, servers and computers	3 - 5
Furniture and fixtures	5 - 7
Software	3 - 5
Leasehold improvements	Lesser of lease term or useful life
Upon retirement or sale of property and equipment, we remove the cost of assets disposed of and any related accumulated depreciation from our accounts and credit or charge any resulting gain or loss to operating expense. We expense repairs and maintenance as they are incurred.
Research and Development Costs
Research and development expenses primarily consist of personnel and other costs and contractor fees related to the development of new software products and enhancements to existing software products. Personnel and other costs include salaries, bonuses and stock-based compensation and related employer-paid payroll taxes, as well as an allocation of our facilities, information technology, employee benefit and other overhead costs, such as facilities and technology costs, including related depreciation, insurance and other corporate costs. Research and development costs are charged to operations as incurred with the exception of those software development costs that may qualify for capitalization. Software development costs incurred subsequent to establishing technological feasibility through the general release of the software products are capitalized. Our new software products and significant enhancements to our existing products are available for general release soon after technological feasibility has been established. Due to the short time period between technological feasibility and general release, c apitalized software development costs were

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

insignificant for the Predecessor period from January 1, 2016 to February 4, 2016 , the Successor period from February 5, 2016 to December 31, 2016 , the year ended December 31, 2017 and the six months ended June 30, 2018 (unaudited).
Internal-Use Software and Website Development Costs
We capitalize costs related to developing new functionality for our suite of products that are hosted and accessed by our customers on a subscription basis. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalized costs are recorded as part of other assets, net in our consolidated balance sheets. Maintenance and training costs are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life, generally three years, and included in cost of recurring revenue in the consolidated statements of operations. There were no impairments to internal-use software and we did not incur any significant website development costs during the periods presented.
We had $1.2 million , $4.7 million and $4.9 million of internal-use software, net capitalized as of December 31, 2016 , December 31, 2017 and June 30, 2018 (unaudited), respectively. Amortization expense of internal-use software and website development costs was insignificant for the Predecessor period from January 1, 2016 to February 4, 2016 , and was $0.2 million and $1.1 million for the Successor period from February 5, 2016 to December 31, 2016 and the year ended December 31, 2017 , respectively. Amortization expense of internal-use software and website development costs was $0.4 million and $1.2 million for the six months ended June 30, 2017 and 2018 (unaudited), respectively.
Debt Issuance Costs
Debt issuance costs for our credit facilities outstanding are presented as a deduction from the corresponding debt liability on our consolidated balance sheets and amortized on an effective interest rate method over the term of the associated debt as interest expense in our consolidated statements of operations. Amortization of debt issuance costs included in interest expense was insignificant for the period from January 1, 2016 to February 4, 2016 , and was $18.8 million and $18.9 million for the Successor period from February 5, 2016 through December 31, 2016 and the year ended December 31, 2017 , respectively. Amortization of debt issuance costs included in interest expense was $9.6 million and $6.7 million for the six months ended June 30, 2017 and 2018 (unaudited), respectively. See Note 9. Debt for discussion of our credit facilities.
Contingencies
We account for claims and contingencies in accordance with authoritative guidance that requires we record an estimated loss from a claim or loss contingency when information available prior to issuance of our consolidated financial statements indicates a liability has been incurred at the date of our consolidated financial statements and the amount of the loss can be reasonably estimated. If we determine that it is reasonably possible but not probable that an asset has been impaired or a liability has been incurred, we disclose the amount or range of estimated loss if material or that the loss cannot be reasonably estimated. Accounting for claims and contingencies requires us to use our judgment. We consult with legal counsel on those issues related to litigation and seek input from other experts and advisors with respect to matters in the ordinary course of business. See Note 16. Commitments and Contingencies for a discussion of contingencies.

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

Accumulated Other Comprehensive Income (Loss)
Changes in accumulated other comprehensive income (loss) by component are summarized below:

	Unrealized Gain (Loss) on Available-for-Sale Investments, net of tax	Foreign Currency Translation Adjustments	Accumulated Other Comprehensive Income (Loss)
		(in thousands)
Predecessor:
Balance at December 31, 2015	$(27)	$(28,204)	$(28,231)
Other comprehensive gain (loss) before reclassification	—	3,835	3,835
Amount reclassified from accumulated other comprehensive income (loss)	27	—	27
Net current period other comprehensive income (loss)	27	3,835	3,862
Balance at February 4, 2016	$—	$(24,369)	$(24,369)

Successor:
Opening Balance at February 5, 2016	$—	$—	$—
Other comprehensive gain (loss) before reclassification	—	(66,047)	(66,047)
Amount reclassified from accumulated other comprehensive income (loss)	—	—	—
Net current period other comprehensive income (loss)	—	(66,047)	(66,047)
Balance at December 31, 2016	—	(66,047)	(66,047)
Other comprehensive gain (loss) before reclassification	—	141,341	141,341
Amount reclassified from accumulated other comprehensive income (loss)	—	—	—
Net current period other comprehensive income (loss)	—	141,341	141,341
Balance at December 31, 2017	—	75,294	75,294
Other comprehensive gain (loss) before reclassification (unaudited)	—	(25,569)	(25,569)
Amount reclassified from accumulated other comprehensive income (loss) (unaudited)	—	—	—
Net current period other comprehensive income (loss) (unaudited)	—	(25,569)	(25,569)
Balance at June 30, 2018 (unaudited)	$—	$49,725	$49,725
Revenue Recognition
We generate recurring revenue from fees received for subscriptions and from the sale of maintenance services associated with our perpetual license products and license revenue from the sale of perpetual license products. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. Our return policy generally does not allow our customers to return software products.
We generally use a purchase order, an authorized credit card, an electronic or manually signed license agreement, or the receipt of a cash payment as evidence of an arrangement. We consider delivery to have occurred and recognize revenue when risk of loss transfers to the customer, reseller or distributor or the customer has access to their subscription which is generally upon electronic transfer of the license key or password that provides immediate availability of the product to the purchaser. We account for sales incentives to customers, resellers or distributors as a reduction of revenue at the time we recognize the revenue from the related product sale. We report revenue net of any sales tax collected.
We sell our products through our direct sales force and through our distributors and resellers. Our distributors and resellers do not carry inventory of our software and we generally require them to specify the end user of the software at the time of the order. If the distributor or reseller does not provide end-user information, then we will generally not

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

fulfill the order. Our distributors and resellers have no rights of return or exchange for software that they purchase from us and payment for these purchases is due to us without regard to whether the distributors or resellers collect payment from their customers. Sales through resellers and distributors are typically evidenced by a reseller or distributor agreement, together with purchase orders or authorized credit cards on a transaction-by-transaction basis.
Recurring Revenue. Recurring revenue consists of subscription and maintenance revenue.

•
Subscription Revenue. We primarily derive subscription revenue from fees received for subscriptions to our software-as-a-service, or SaaS, products and our time-based license arrangements. We generally invoice subscription agreements monthly based on usage or monthly in advance over the subscription period. Subscription revenue is generally recognized ratably over the subscription term when all revenue recognition criteria have been met. We currently sell our subscription products separately from our perpetual license offerings. Our subscription revenue includes our cloud management and MSP products.

•
Maintenance Revenue. We derive maintenance revenue from the sale of maintenance services associated with our perpetual license products. We typically include one year of maintenance service as part of the initial purchase price of each perpetual software offering and then sell renewals of this maintenance agreement. We recognize maintenance revenue ratably on a daily basis over the contract period. Customers with maintenance agreements are entitled to receive unspecified upgrades or enhancements to new versions of their software products on a when-and-if-available basis.

License Revenue. We use the residual method to recognize revenue when a license agreement includes one or more elements to be delivered and vendor-specific objective evidence, or VSOE, of fair value for all undelivered elements exists. Because our software is generally sold with maintenance services, we calculate the amount of revenue allocated to the software license by determining the fair value of the maintenance services and subtracting it from the total invoice or contract amount. We establish VSOE of the fair value of maintenance services by our standard maintenance renewal price list since we generally charge list price for our maintenance renewal agreements. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is generally deferred and recognized when delivery of those elements occurs or when fair value can be established. When the undelivered element for which we do not have VSOE of fair value is maintenance services, revenue for the entire arrangement is recognized ratably over the contract period.
Deferred Revenue
Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from maintenance services associated with our perpetual license products. We generally bill maintenance agreements annually in advance for services to be performed over a 12-month period. Customers have the option to purchase maintenance renewals for periods other than 12 months. We initially record the amounts to be paid under maintenance agreements as deferred revenue and recognize these amounts ratably on a daily basis over the term of the maintenance agreement. We record deferred revenue that will be recognized during the succeeding 12-month period as current deferred revenue and the remaining portion is recorded as long-term deferred revenue.
Cost of Revenue
Cost of recurring revenue. Cost of recurring revenue consists of technical support personnel costs which includes salaries, bonuses and stock-based compensation and related employer-paid payroll taxes for technical support personnel, as well as an allocation of overhead costs. Royalty fees and hosting and server fees related to our cloud management and MSP products are also included in cost of recurring revenue. Cost of license revenue is immaterial to our financial statements and is included in cost of recurring revenue in our consolidated statements of operations.

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

Amortization of acquired technologies. Amortization of acquired technologies included in cost of revenue relate to our licensed products and subscription products as follows:

	Predecessor	Successor		Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2017	2017	2018

		(in thousands)		(unaudited)
Amortization of acquired license technologies	$1,455	$124,259	$142,417	$70,255	$72,913
Amortization of acquired subscription technologies	731	23,258	28,616	14,013	15,373
Total amortization of acquired technologies	$2,186	$147,517	$171,033	$84,268	$88,286
Advertising
We expense advertising costs as incurred. Advertising expense is included in sales and marketing expenses in our consolidated statements of operations.

	Predecessor	Successor		Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2017	2017	2018

		(in thousands)		(unaudited)
Advertising expense	$2,293	$28,655	$38,213	$18,730	$18,653
Leases
We lease facilities worldwide and certain equipment under non-cancellable lease agreements. The terms of some of our lease agreements provide for rental payments on a graduated basis. We recognize rent expense on a straight-line basis over the lease period and accrue rent expense incurred but not paid. Cash or lease incentives, or tenant allowances, received pursuant to certain leases are recognized on a straight-line basis as a reduction to rent over the lease term. The unamortized portion of tenant allowances is included in accrued liabilities and other and other long-term liabilities.
Income Taxes
We use the liability method of accounting for income taxes as set forth in the authoritative guidance for accounting for income taxes. Under this method, we recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the respective carrying amounts and tax basis of our assets and liabilities.
The guidance on accounting for uncertainty in income taxes prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. We accrue interest and penalties related to unrecognized tax benefits as a component of income tax expense. At December 31, 2016 and 2017, we had accrued interest and penalties related to unrecognized tax benefits of approximately $2.2 million and $3.0 million, respectively.
We establish valuation allowances when necessary to reduce deferred tax assets to the amounts expected to be realized. On a quarterly basis, we evaluate the need for, and the adequacy of, valuation allowances based on the expected realization of our deferred tax assets. The factors used to assess the likelihood of realization include our latest forecast of future taxable income, available tax planning strategies that could be implemented, reversal of taxable temporary differences and carryback potential to realize the net deferred tax assets. There was no valuation allowance at December

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

31, 2016. At December 31, 2017, we established a valuation allowance of $1.8 million. The valuation allowance is all related to the deferred tax assets of a Canadian subsidiary.
On December 22, 2017, the Tax Cuts and JOBS Act, or the Tax Act, was enacted into law which contains several key tax provisions that affected us, including a one-time mandatory transition tax on accumulated foreign earnings and a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. We are required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, re-measuring our U.S. deferred tax assets and liabilities as well as reassessing the expected realization of our deferred tax assets and liabilities. In response to the Tax Act, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118) , which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation is expected over the next 12 months, we consider the accounting of the transition tax, deferred tax remeasurements, and other items to be provisional due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118. For more information regarding the Tax Act impacts, see Note 15. Income Taxes .
Effective January 1, 2018, we will recognize the tax impact of including certain foreign earnings in U.S. taxable income as a period cost. We have not recognized deferred income taxes for local country income and withholding taxes that could be incurred on distributions of certain foreign earnings or for outside basis differences in our subsidiaries, because we plan to indefinitely reinvest such earnings and basis differences.
Stock-Based Compensation
We have granted our employees and directors stock-based incentive awards. These awards are in the form of stock options and restricted stock units for Predecessor and stock options and restricted stock for Class B common stock shares of the Successor. All Predecessor awards were cancelled on the date of the Take Private. We measure stock-based compensation expense for all share-based awards granted based on the estimated fair value of those awards on the date of grant. The fair value of stock option awards is estimated using a Black-Scholes valuation model. The fair value of restricted stock unit awards and restricted stock is determined using the fair market value of the underlying common stock on the date of grant, or intrinsic value. Our stock awards vest based on service-based or performance-based vesting conditions. For our service-based awards, we recognize stock-based compensation expense on a straight-line basis over the service period of the award. For our performance-based awards, we recognize stock-based compensation expense on a graded-vesting basis over the service period of each separately vesting tranche of the award, if it is probable that the performance target will be achieved.
We estimated the fair value for options at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Predecessor	Successor		Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016*	2016	2017	2017	2018

				(unaudited)
Expected dividend yield	—%	—%	—%	—%	—%
Volatility	—%	43.1%	41.9%	42.1%	40.8%
Risk-free rate of return	—	1.3-2.3%	1.9-2.2%	1.9-2.1%	2.6-2.8%
Expected life	—	6.50	6.38	6.33	6.35
* There were no grants of stock options made in the Predecessor period from January 1, 2016 through February 4, 2016.

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

We have not paid and do not anticipate paying cash dividends on our Class B common stock; therefore, we assume the expected dividend yield to be zero. We estimate the expected volatility using the historical volatility of comparable public companies from a representative peer group for the Successor periods. We based the risk-free rate of return on the average U.S. treasury yield curve for five- and seven-year terms for the respective periods. As allowed under current guidance, we have elected to apply the “simplified method” in developing our estimate of expected life for “plain vanilla” stock options by using the midpoint between the vesting date and contractual termination date since we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. For all awards, we granted employees stock awards at exercise prices equal to the fair value of the underlying common stock on the date the award was approved. Performance-based awards are not considered granted under the applicable accounting guidance until the performance attainment targets for each applicable tranche have been defined. We recognize the impact of forfeitures in stock-based compensation expense when they occur. See Note 11. Stockholders’ Deficit and Stock-Based Compensation for additional information.
The impact to our income (loss) before income taxes due to stock-based compensation expense and the related income tax benefits were as follows:

	Predecessor	Successor		Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2017	2017	2018

		(in thousands)		(unaudited)
Impact to income (loss) before income taxes due to stock-based compensation	$87,763	$17	$80	$28	$172
Income tax benefit related to stock-based compensation	22,981	—	—	—	31
Net Income (Loss) Per Share
We calculate basic and diluted net income (loss) per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. Under the two class method, basic and diluted net income (loss) per share is determined by calculating net income (loss) per share for common stock and participating securities based on participation rights in undistributed earnings. We computed basic net loss per share available to common stockholders by dividing net loss available to common stockholders by the weighted average number of Class B common shares outstanding during the reporting period. Redeemable convertible Class A Common Stock is not included in the basic or diluted net loss per share calculations as it is contingently convertible upon a future event. Net loss available to common stockholders is defined as net loss less the accretion of dividends on our redeemable convertible Class A Common Stock. Our incentive restricted stock has the right to receive non-forfeitable dividends on an equal basis with common stock and therefore are considered participating securities that must be included in the calculation of net loss per share using the two class method. The holders of incentive restricted stock do not have a contractual obligation to share in our losses. As such, our net losses were not allocated to these participating securities.
We computed diluted net loss per share similarly to basic net loss per share except that it reflects the potential dilution that could occur if dilutive securities or other obligations to issue common stock were exercised or converted into common stock using the treasury stock method. Diluted net loss per share for the Successor period from February 5, 2016 through December 31, 2016 , the year ended December 31, 2017 and the six months ended June 30, 2017 and 2018 (unaudited) excluded common stock equivalents because their inclusion would be anti-dilutive, or would decrease the reported loss per share.
Refer to Note 12. Net Loss Per Share for additional information regarding the computation of net loss per share and Note 10. Redeemable Convertible Class A Common Stock and Note 11. Stockholders’ Deficit and Stock-Based Compensation for additional information regarding our common stock.

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

Concentrations of Risks
Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. We consider all highly liquid investments with original maturities of three months or less to be cash equivalents. Our cash and cash equivalents consisted of the following:

	December 31,		June 30,
	2016	2017	2018

	(in thousands)		(unaudited)
Demand deposit accounts	$99,951	$210,616	$210,978
Money market funds	1,692	67,100	67,100
Total cash and cash equivalents	$101,643	$277,716	$278,078
Our cash deposited with banks in demand deposit accounts may exceed the amount of insurance provided on these deposits. Our cash equivalents invested in money market funds are not insured and we are therefore at risk of losing our full investment. Generally, we may withdraw our cash deposits and redeem our invested cash equivalents upon demand. We strive to maintain our cash deposits and invest in money market funds with multiple financial institutions of reputable credit and therefore bear minimal credit risk.
We provide credit to distributors, resellers and direct customers in the normal course of business. We generally extend credit to new customers based upon industry reputation and existing customers based upon prior payment history. For the period from January 1, 2016 through February 4, 2016, the period from February 5, 2016 through December 31, 2016, and the year ended December 31, 2017 no distributor, reseller or direct customer represented a significant concentration of our revenue.
At December 31, 2016 and December 31, 2017, no distributor, reseller or direct customer represented a significant concentration of our outstanding accounts receivable balance. We do not believe that our business is substantially dependent on any distributor or that the loss of a distributor relationship would have a material adverse effect on our business.
3. Take Private
In February 2016, as a result of the Take Private, a change in control of the Predecessor occurred and the Predecessor became a wholly-owned subsidiary of Successor. The total amount of funds necessary to complete the Take Private and the related transactions was approximately $4.6 billion. The purchase price included funds paid of $4.3 billion for outstanding common stock of Predecessor, $173.1 million for the settlement of certain stock-based awards outstanding, $90.0 million for Predecessor debt outstanding and the fair value of $9.4 million related to the non-cash equity contribution by Predecessor’s management. The purchase price was funded by equity financing from affiliates of the Sponsors and other co-investors of approximately $2.5 billion, debt financing from Goldman, Sachs & Co., certain affiliates of the foregoing and other lenders of approximately $2.0 billion and our cash on hand. The purchase price paid in connection with the Take Private was allocated to the acquired assets and assumed liabilities at fair value on the date of the acquisition. Goodwill for the Take Private is not deductible for tax purposes.
We incurred Take Private transaction costs of $133.1 million, $2.5 million and $1.2 million for the Predecessor period from January 1, 2016 to February 4, 2016 , the Successor period from February 5, 2016 to December 31, 2016 and the year ended December 31, 2017, respectively, which are primarily included in general and administrative expenses. These costs primarily relate to accounting, legal, advisory and other professional fees. The costs for the Predecessor period from January 1, 2016 to February 4, 2016 also includes $87.5 million of stock-based compensation expense, employer-paid payroll taxes and other costs related to the accelerated vesting of the Predecessor stock options and certain restricted stock units.

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

The following table summarizes the consideration paid and the amounts recognized for the assets acquired and liabilities assumed:

Total Fair Value
(in thousands)
Current assets, including cash acquired of $248.3 million	$351,721
Property and equipment	35,255
Other assets	12,964
Identifiable intangible assets	1,495,400
Goodwill	3,212,255
Current liabilities	(87,459)
Deferred tax liabilities	(366,454)
Deferred revenue	(31,813)
Other long-term liabilities	(28,993)
Total consideration	$4,592,876
The following table summarizes the fair value of the acquired identifiable intangible assets and weighted-average useful life:

	Fair Value	Weighted-average useful life
	(in thousands)	(in years)
Developed product technologies	$906,200	6
Customer relationships	450,100	10
Tradenames - indefinite-lived	82,300	—
In process research and development	48,300	—
Customer backlog	6,200	2
Tradenames	2,300	1
Total identifiable intangible assets	$1,495,400
4. Acquisitions
2016 Acquisition - Successor
LOGICnow Acquisition
In May 2016, we acquired LOGICnow Acquisition Company B.V.’s share capital and subsidiaries and LOGICnow Management, LLC, or LOGICnow, for approximately $499.5 million in cash, including $6.9 million of cash acquired. LOGICnow provides integrated cloud-based IT Service Management solutions focused primarily on the MSP market. The acquisition was funded with $190.0 million in additional equity financing from the Sponsors, $253.8 million of net additional debt borrowings and cash on hand. We incurred $10.1 million in acquisition related costs, which are included in general and administrative expense for the Successor period of February 5, 2016 through December 31, 2016. Goodwill for this acquisition is not deductible for tax purposes.

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

The following table summarizes the consideration paid and the amounts recognized for the assets acquired and liabilities assumed:

Total Fair Value
(in thousands)
Current assets, including cash acquired	$25,969
Property and equipment and other assets	5,848
Identifiable intangible assets	119,300
Goodwill	374,086
Current liabilities	(14,785)
Deferred tax liabilities	(8,401)
Deferred revenue	(2,548)
Total consideration	$499,469
The following table summarizes the fair value of the acquired identifiable intangible assets and weighted-average useful life:

	Fair Value	Weighted-average useful life
	(in thousands)	(in years)
Developed product technologies	$31,100	4
Customer relationships	87,000	5
Tradenames	1,200	1
Total identifiable intangible assets	$119,300
We estimate amounts of revenue and net loss related to the LOGICnow acquisition included in our consolidated financial statements from the effective date of the acquisition for the year ended December 31, 2016 to be $57.5 million and $10.7 million, respectively. We recognize revenue on the acquired products in accordance with our revenue recognition policy as described above in Note 2. Summary of Significant Accounting Policies.
The following table presents our unaudited pro forma revenue and net loss for the year ended December 31, 2016 as if the LOGICnow acquisition had occurred on January 1, 2015. The pro forma financial information illustrates the measurable effects of a particular transaction, while excluding effects that rely on highly judgmental estimates of how operating decisions may or may not have changed as a result of that transaction. Accordingly, we adjusted the pro forma results for quantifiable items such as the amortization of acquired intangible assets, stock-based compensation, acquisition costs and the estimated income tax provision of the pro forma combined results. The acquisition pro forma results were not adjusted for post-acquisition decisions made by management such as changes in the product offerings, pricing and packaging of the products. We prepared the pro forma financial information for the combined entities for comparative purposes only, and it is not indicative of what actual results would have been if the acquisition had taken place on January 1, 2015, or of any future results.

Year ended December 31,
2016
Pro Forma
(in thousands)	(unaudited)
Revenue	$507,981
Net loss	(353,719)

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

5. Goodwill and Intangible Assets
Goodwill
The following table reflects the changes in goodwill for the Predecessor period ended February 4, 2016, the Successor period ended December 31, 2016 , the year ended December 31, 2017 and the six months ended June 30, 2018 (unaudited):

(in thousands)
Predecessor:
Balance at December 31, 2015	$455,768
Acquisitions	—
Foreign currency translation and other adjustments	1,983
Balance at February 4, 2016	$457,751

Successor:
Opening Balance at February 5, 2016	$—
Take Private	3,212,255
Acquisitions	388,805
Foreign currency translation and other adjustments	(67,670)
Balance at December 31, 2016	3,533,390
Acquisitions	17,121
Foreign currency translation and other adjustments	145,129
Balance at December 31, 2017	3,695,640
Acquisitions (unaudited)	5,616
Foreign currency translation and other adjustments (unaudited)	(30,835)
Balance at June 30, 2018 (unaudited)	$3,670,421
The goodwill from acquisitions resulted primarily from our expectations that we will now be able to offer our customers additional products in new markets. Additionally, we expect the acquisitions will attract new customers for our entire line of products.
The goodwill from the Take Private is primarily attributable to the assembled workforce, anticipated synergies and economies of scale expected from the operations of the combined company. The synergies include certain cost savings, operating efficiencies and other strategic benefits projected to be achieved as a result of the Take Private.

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

Intangible Assets
Intangible assets consisted of the following at December 31, 2016 and 2017 :

	December 31, 2016			December 31, 2017
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
			(in thousands)
Developed product technologies	$964,361	$(145,599)	$818,762	$1,006,454	$(324,196)	$682,258
Customer relationships	520,809	(51,413)	469,396	546,207	(118,930)	427,277
Intellectual property	326	(15)	311	547	(59)	488
Trademarks	84,421	(3,372)	81,049	85,257	(1,075)	84,182
Customer backlog	6,200	(2,806)	3,394	6,200	(5,906)	294
In-process research and development	4,756	—	4,756	—	—	—
Total intangible assets	$1,580,873	$(203,205)	$1,377,668	$1,644,665	$(450,166)	$1,194,499
Intangible assets consisted of the following at June 30, 2018 (unaudited):

	June 30, 2018
	Gross Carrying Amount	Accumulated Amortization	Net
		(in thousands)
		(unaudited)
Developed product technologies	$1,004,282	$(409,398)	$594,884
Customer relationships	543,307	(150,682)	392,625
Intellectual property	714	(90)	624
Trademarks	84,957	(1,170)	83,787
Total intangible assets	$1,633,260	$(561,340)	$1,071,920
Intangible asset amortization expense was as follows:

	Predecessor	Successor		Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2017	2017	2018

		(in thousands)		(unaudited)
Intangible asset amortization expense	$3,119	$206,086	$238,156	$117,162	$122,099

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

As of December 31, 2017, we estimate aggregate intangible asset amortization expense to be as follows:

Estimated Amortization
(in thousands)
2018	$240,592
2019	237,048
2020	234,601
2021	204,191
2022	66,017
The expected amortization expense is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, changes in foreign currency exchange rates, impairment of intangible assets, future changes to expected asset lives of intangible assets and other events. We had $81.1 million , $83.8 million and $83.2 million of trademarks recorded with an indefinite life that are not amortized at December 31, 2016 and 2017 and June 30, 2018 (unaudited), respectively. Our indefinite-lived trademarks primarily include the SolarWinds and THWACK tradenames.
6. Fair Value Measurements
The following table summarizes the fair value of our financial assets that were measured on a recurring basis as of December 31, 2016 and 2017 and at June 30, 2018 (unaudited). There have been no transfers between fair value measurement levels during the years ended December 31, 2016 and 2017 and at June 30, 2018 (unaudited).

	Fair Value Measurements at December 31, 2016 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
		(in thousands)
Money market funds	$1,692	$—	$—	$1,692

	Fair Value Measurements at December 31, 2017 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
		(in thousands)
Money market funds	$67,100	$—	$—	$67,100

	Fair Value Measurements at June 30, 2018 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
		(in thousands)
		(unaudited)
Money market funds	$67,100	$—	$—	$67,100
As of December 31, 2016 and 2017 and at June 30, 2018 (unaudited), the carrying value of our long-term debt

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

approximates its estimated fair value as the interest rate on the debt agreements is adjusted for changes in the market rates. See Note 9. Debt for additional information regarding our debt.
7. Property and Equipment
Property and equipment, including software, consisted of the following:

	December 31,		June 30,
	2016	2017	2018

	(in thousands)		(unaudited)
Equipment, servers and computers	$16,705	$23,790	$29,133
Furniture and fixtures	6,218	6,760	7,448
Software	2,954	3,143	3,406
Leasehold improvements	19,947	20,688	23,314
	$45,824	$54,381	$63,301
Less: Accumulated depreciation and amortization	(8,599)	(20,172)	(25,584)
Property and equipment, net	$37,225	$34,209	$37,717
Depreciation and amortization expense on property and equipment was as follows:

	Predecessor	Successor		Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2017	2017	2018

		(in thousands)		(unaudited)
Depreciation and amortization	$778	$9,071	$11,617	$5,675	$6,349
8. Accrued Liabilities and Other
Accrued liabilities and other current liabilities were as follows:

	December 31,		June 30,
	2016	2017	2018

	(in thousands)		(unaudited)
Payroll-related accruals	$20,359	$24,995	$25,136
Other accrued expenses and current liabilities	22,321	14,598	18,902
Total accrued liabilities and other	$42,680	$39,593	$44,038

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

9. Debt
Successor - Debt Agreements
The following table summarizes information relating to our debt:

	December 31,				June 30,
	2016		2017		2018
	Amount	Effective Rate	Amount	Effective Rate	Amount	Effective Rate

	(in thousands, except interest rates)				(unaudited)
Revolving credit facility	$20,000	5.36%	$—	—%	$—	—%
First Lien Term Loan (as amended) due Feb 2024	1,691,500	5.50%	1,678,050	5.07%	1,980,050	5.09%
Second Lien Floating Rate Notes (as amended) due Feb 2024	680,000	9.75%	680,000	10.14%	—	—%
Second Lien Term Loan due Feb 2025	—	—%	—	—%	315,000	9.34%
Total principal amount	2,391,500		2,358,050		2,295,050
Unamortized discount and debt issuance costs	(131,608)		(95,478)		(56,466)
Total debt	2,259,892		2,262,572		2,238,584
Less: Current portion of long-term debt	(17,000)		(16,950)		(19,900)
Total long-term debt	$2,242,892		$2,245,622		$2,218,684
Senior Secured Debt
Senior Secured First Lien Credit Facilities
In connection with the Take Private in February 2016, we entered into a first lien credit agreement with Credit Suisse AG, Cayman Islands Branch, or Credit Suisse, as administrative agent and collateral agent, and a syndicate of institutional lenders and financial institutions, or Initial First Lien Credit Agreement.
The Initial First Lien Credit Agreement provided for senior secured first lien credit facilities of up to $1.65 billion, consisting of a $1.275 billion U.S. dollar term loan and a €230.0 million Euro term loan, or collectively, the Initial First Lien Term Loans, and a $125.0 million revolving credit facility (with a letter of credit sub-facility in the amount of $35.0 million), or the Initial Revolving Credit Facility, consisting of (i) a $100.0 million multicurrency tranche and (ii) a $25.0 million tranche available only in U.S. dollars. On February 5, 2016, we borrowed $1.5 billion in USD equivalent, consisting of the Initial First Lien Term Loans, and $20.0 million under the Initial Revolving Credit Facility. In May 2016, we entered into Amendment No. 1 to the First Lien Credit Agreement, or Amendment No. 1, and borrowed an additional $160.0 million in U.S. dollar term loans to finance a portion of the acquisition of LOGICnow.
In August 2016, we entered into Amendment No. 2 to the Initial First Lien Credit Agreement, or Amendment No. 2, which replaced the Initial First Lien Term Loans with a new $1.7 billion U.S. dollar term loan, or the 2016 Refinancing First Lien Term Loan. For certain lenders of the syndicate, Amendment No. 2 was determined to be a debt extinguishment and, accordingly, a loss on debt extinguishment of $22.8 million was recorded to other income (expense) in the consolidated statement of operations for the Successor period ended December 31, 2016.
In February 2017, we entered into Amendment No. 3 to the Initial First Lien Credit Agreement, or Amendment No. 3, which replaced the 2016 Refinancing First Lien Term Loan with a new $1.695 billion U.S. dollar term loan, or 2017 Refinancing First Lien Term Loan. For certain lenders of the syndicate, Amendment No. 3 was determined to be a debt extinguishment and, accordingly, a loss on debt extinguishment of $18.6 million was recorded to other income (expense) in the consolidated statement of operations for the year ended December 31, 2017.
In March 2018 (unaudited), we entered into Amendment No. 4 to the Initial First Lien Credit Agreement, or Amendment No. 4, which replaced the 2017 Refinancing First Lien Term Loan with a new $1.99 billion U.S. dollar

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

term loan, or First Lien Term Loan. The Initial First Lien Credit Agreement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 is referred to here as the First Lien Credit Agreement. The proceeds of the First Lien Term Loan were used to repay all outstanding borrowings including accrued interest under the 2017 Refinancing First Lien Term Loan and a portion of the Second Lien Notes, including accrued interest and related transaction costs. In connection with Amendment No. 4, a loss on debt extinguishment of $21.4 million was recorded to other income (expense) in the consolidated statement of operations for the six month period ended June 30, 2018 (unaudited).
As of June 30, 2018 (unaudited), the First Lien Credit Agreement provides for senior secured first lien credit facilities, consisting of:

•	a $1.99 billion First Lien Term Loan with a final maturity date of February 5, 2024; and

•
a $125.0 million revolving credit facility (with a letter of credit sub-facility in the amount of $35.0 million), or the Revolving Credit Facility, consisting of (i) a $100.0 million multicurrency tranche and (ii) a $25.0 million tranche available only in U.S. dollars, of which $7.5 million has a final maturity date of February 5, 2021 and $17.5 million has a final maturity date of February 5, 2022.

Borrowings under our Revolving Credit Facility bear interest at a floating rate which can be, at our option, either (1) a Eurodollar rate for a specified interest period plus an applicable margin of 3.00% or (2) a base rate plus an applicable margin of 2.00%. The applicable margins for Eurodollar rate and base rate borrowings are subject to reductions to 2.75% and 2.50%, and to 1.75% and 1.50%, respectively, based on our first lien net leverage ratio or based upon the completion of an initial public offering. The Eurodollar rate applicable to the Revolving Credit Facility is subject to a “floor” of 0.0%.
Borrowings under our First Lien Term Loan bear interest at a floating rate which can be, at our option, either (1) a Eurodollar rate for a specified interest period plus an applicable margin of 3.00% or (2) a base rate plus an applicable margin of 2.00%. The applicable margins for Eurodollar and base rate borrowings are each subject to a reduction to 2.75% and 1.75%, respectively, based on our first lien net leverage ratio or based upon the completion of an initial public offering. The Eurodollar rate applicable to the First Lien Term Loan is subject to a “floor” of 0.0%.
The Eurodollar rate is equal to an adjusted London Interbank Offered Rate, or LIBOR, for a one-, two-, three- or six-month interest period with a LIBOR floor of 0%. The base rate for any day is a fluctuating rate per annum equal to the highest of (a) the rate of interest in effect for such day as publicly announced by Credit Suisse as its “prime rate” and (b) the federal funds effective rate in effect on such day plus 0.50% and (c) the one-month adjusted LIBOR plus 1.0% per annum.
The First Lien Term Loan requires equal quarterly repayments equal to 0.25% of the original principal amount.
In addition to paying interest on loans outstanding under the Revolving Credit Facility and the First Lien Term Loan, we are required to pay a commitment fee of 0.50% per annum of unused commitments under the Revolving Credit Facility. The commitment fee is subject to a reduction to 0.375% per annum based on our first lien net leverage ratio.
The First Lien Credit Agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to: incur additional indebtedness; incur liens; engage in mergers, consolidations, liquidations or dissolutions; pay dividends and distributions on, or redeem, repurchase or retire our capital stock; and make investments, acquisitions, loans, or advances. In addition, the terms of the First Lien Credit Agreement include a financial covenant which requires that, at the end of each fiscal quarter, if the aggregate amount of borrowings under the Revolving Credit Facility exceeds 35% of the aggregate commitments under the Revolving Credit Facility, our first lien net leverage ratio cannot exceed 7.40 to 1.00. The First Lien Credit Agreement also contains certain customary representations and warranties, affirmative covenants and events of default. As of December 31, 2017 and June 30, 2018 (unaudited), we were in compliance with all covenants of the First Lien Credit Agreement.

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

The following table summarizes the future minimum principal payments under the First Lien Term Loan outstanding as of December 31, 2017 and as of June 30, 2018 (unaudited):

	As of December 31, 2017	As of June 30, 2018 (unaudited)

	(in thousands)
2018	$16,950	9,950
2019	16,950	19,900
2020	16,950	19,900
2021	16,950	19,900
2022	16,950	19,900
Thereafter	1,593,300	1,890,500
Total minimum principal payments	$1,678,050	$1,980,050
Senior Secured Second Lien Credit Facility
In February 2016, in connection with the Take Private, we issued senior secured second lien floating rate notes, or the Second Lien Notes, with approximately $580.0 million aggregate principal amount due in February 2024. In May 2016, we entered into Amendment No.1 to the Second Lien Notes and issued an additional $100.0 million to finance a portion of the acquisition of LOGICnow. The Second Lien Notes bore interest at a rate per annum, reset quarterly, equal to a three-month Adjusted LIBOR Rate, with a “floor” of 1.0%, plus 8.75%.
In March 2018, we terminated the agreements governing our Second Lien Notes and repaid or exchanged the then-outstanding principal on our Second Lien Notes of $680.0 million and replaced the Second Lien Notes with a new second lien credit agreement, or the Second Lien Credit Agreement, with Wilmington Trust, National Association or Wilmington Trust, as administrative agent and collateral agent, and certain other financial institutions. The Second Lien Credit Agreement provides for a $315.0 million U.S. dollar term loan, or the Second Lien Term Loan, with a final maturity of February 5, 2025 and does not require periodic principal payments. In connection with the redemption and exchange of our Second Lien Notes, a loss on debt extinguishment of $39.2 million, which includes a $22.7 million redemption premium, was recorded to other income (expense) in the consolidated statement of operations for the six month period ended June 30, 2018 (unaudited).
The borrowings under the Second Lien Term Loan bear interest at a floating rate which can be, at our option, either (1) a Eurodollar rate for a specified interest period plus an applicable margin of 7.25% or (2) a base rate plus an applicable margin of 6.25%. The Eurodollar rate is equal to the adjusted LIBOR Rate for a one-, two-, three or six-month interest period. The base rate for any day is a fluctuating rate per annum equal to the rate last quoted by the Wall Street Journal as the “Prime Rate” in the United States, or if the Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board as “bank prime loan” rate or, if such rate is no longer quoted therein (as determined by Wilmington Trust) or any similar release by the Federal Reserve Board (as determined by Wilmington Trust).
The Second Lien Credit Agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to: incur additional indebtedness; incur liens; engage in mergers, consolidations, liquidations or dissolutions; pay dividends and distributions on, or redeem, repurchase or retire our capital stock; or make investments, acquisitions, loans, or advances. The Second Lien Credit Agreement also contains certain customary representations and warranties, affirmative covenants and events of default. As of June 30, 2018 (unaudited), we were in compliance with all covenants of the Second Lien Credit Agreement.
Predecessor - Revolving Credit Facility
On October 4, 2013, we entered into a credit agreement with a syndicated group of lenders that provided for an unsecured $125.0 million five-year revolving credit facility that was comprised of revolving loans and swingline loans.

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

On February 5, 2016, in connection with the consummation of the Take Private, we repaid $90.0 million in total obligations outstanding under such credit facility and terminated all related agreements.
10. Redeemable Convertible Class A Common Stock
Class A Common Stock accrues dividends at a rate of 9% per annum and has a liquidation preference equal to $1,000 per share plus any accrued and unpaid dividends. In a future liquidation event, such as a sale, the holders of the Class A Common Stock will be entitled to payment up to the amount of the liquidation preference and holders of the Class B Common Stock will be entitled to the residual value of the Company.
Immediately prior to the completion of this proposed initial public offering, we will convert each outstanding share of our Class A Common Stock into a number of shares of common stock equal to the result of the liquidation value of such share of Class A Common Stock, divided by the initial public offering price per share of our common stock in this offering. The liquidation value for each share of Class A Common Stock is equal to $1,000. At the time of the conversion of the Class A Common Stock, we may, at our election, convert all accrued and unpaid dividends on the Class A Common Stock into common stock or pay such dividends in cash to the holders of the Class A Common Stock. Cumulative undeclared and unpaid dividends on Class A Common Stock total $217.9 million, $485.9 million and $627.9 million at December 31, 2016, December 31, 2017 and June 30, 2018 (unaudited). Redeemable convertible Class A Common Stock is recorded at liquidation value plus accrued, unpaid dividends in our consolidated balance sheets.
11. Stockholders’ Deficit and Stock-Based Compensation
Successor
Common Stock
The Company has authorized capital stock of 238,755,000 shares consisting of 5,755,000 shares of Class A Common Stock, par value $0.001 per share, or Class A Common Stock, and 233,000,000 shares of Class B Common Stock, par value of $0.001 per share, or Class B Common Stock.
2016 Equity Plan
Equity awards to the Company’s employees, consultants, directors, managers and advisors are issued by the Company. The board of directors adopted, and the stockholders approved, the SolarWinds Corporation Equity Plan, or 2016 Plan, in June 2016. Under the 2016 Plan, the Company is able to sell or grant shares of Class A Common Stock and Class B Common Stock and common stock-based awards, including nonqualified stock options, to the Company’s employees, consultants, directors, managers and advisors.
The Company has issued common stock-based incentive awards, consisting of nonqualified stock options exercisable for shares of Class B Common Stock and restricted shares of Class B Common Stock, under the 2016 Plan to employees and certain members of the Company’s board of directors. Options and restricted stock issued under the 2016 Plan to employees at the level of senior director and below generally vest annually over four or five years on each anniversary of the vesting commencement date, subject to continued employment through each applicable vesting date. Options and restricted stock issued under the 2016 Plan to employees at the level of vice president and above generally vest 50% annually over four or five years on each anniversary of the vesting commencement date and 50% annually over four or five years after the end of each applicable fiscal year provided specified performance targets set by the board of directors are achieved for that fiscal year, subject to continued employment through each applicable vesting date. Restricted stock issued to members of the board of directors vest 20% on the first anniversary of the grant date with the remaining 80% ratably over 48 months. Under the terms of the applicable stock option agreements and restricted stock purchase agreements, the Company has the right (but will not be required) to repurchase restricted stock that has been purchased by an employee or director in the event that stockholder ceases to be employed or engaged (as applicable) by the Company for any reason or in the event of a change of control or due to certain regulatory burdens. The repurchase price for any unvested shares will be equal to the lesser of (i) the price the stockholder paid for those shares and (ii)

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

the fair market value of those shares. The repurchase price for any vested shares will be equal to the fair market value of those shares unless the stockholder was terminated for cause or the stockholder violated any restrictive covenants in its agreements with the Company. If a stockholder is terminated for cause or violates any restrictive covenants, the repurchase price for the stockholder’s vested shares will be the same as for unvested shares.
As of December 31, 2017, common stock-based incentive awards of 8,241,901 were outstanding under the 2016 Plan consisting of 2,452,500 stock options and 5,789,401 shares of restricted Class B Common Stock and 857,500 shares of Class B Common Stock were reserved for future equity incentive awards under the 2016 Plan.
As of June 30, 2018 (unaudited), common stock-based incentive awards of 8,257,284 were outstanding under the 2016 Plan consisting of 3,070,250 stock options and 5,187,034 shares of restricted Class B Common Stock and 515,483 shares of Class B Common Stock were reserved for future equity incentive awards under the 2016 Plan.
For the period of February 5, 2016 to December 31, 2016, the year ended December 31, 2017 and the six months ended June 30, 2018 (unaudited), the Company repurchased 14,000, 640,454 and 97,833 shares, respectively, of vested and unvested restricted Class B Common Stock upon employee terminations. We have granted employees restricted stock and options at exercise prices equal to the fair value of the underlying Class B common stock at the time of grant, as determined by our board of directors on a contemporaneous basis. To determine the fair value of our Class B Common Stock, our board of directors considered many factors, including:

•	our current and historical operating performance;

•	our expected future operating performance;

•	our financial condition at the grant date;

•	the liquidation rights and preferences of our Class A Common Stock;

•	any recent privately negotiated sales of our securities to independent third parties;

•	input from management;

•	the lack of the then-current marketability of our common stock;

•	the potential future marketability of our common stock;

•	the amount of debt on our balance sheet;

•	the business risks inherent in our business and in technology companies generally; and

•	the market performance of comparable public companies.

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

Stock Option Awards
Option grant activity under the 2016 Plan was as follows:

	Number of Shares Outstanding	Weighted- Average Exercise Price	Aggregate Intrinsic Value (in thousands)	Weighted- Average Remaining Contractual Term (in years)
Outstanding balances at February 5, 2016	—	$—
Options granted	1,397,700	0.27
Options exercised	—	—
Options forfeited	(64,000)	0.27
Options expired	—	—
Outstanding balances at December 31, 2016	1,333,700	$0.27
Options granted	1,165,950	0.61
Options exercised	(4,600)	0.27
Options forfeited	(306,320)	0.32
Options expired	(32,180)	0.27
Outstanding balances at December 31, 2017	2,156,550	$0.45
Options exercisable at December 31, 2017	248,400	$0.27	$117	8.34
Options vested and expected to vest at December 31, 2017	2,156,550	$0.45	$631	9.08

Outstanding balances at December 31, 2017	2,156,550	$0.45
Options granted (unaudited)	1,021,075	1.68
Options exercised (unaudited)	(1,600)	0.27
Options forfeited (unaudited)	(144,025)	0.70
Options expired (unaudited)	(14,250)	0.30
Outstanding balances at June 30, 2018 (unaudited)	3,017,750	$0.85
Options exercisable at June 30, 2018 (unaudited)	574,700	$0.39	$985	8.22
Options vested and expected to vest at June 30, 2018 (unaudited)	3,017,750	$0.85	$3,759	8.91
Additional information regarding options follows (in thousands except for per share amounts):

	Period From February 5 Through December 31, 2016	Year Ended December 31, 2017	Six months ended June 30, 2018
			(unaudited)
Weighted-average grant date fair value per share of options granted during the period	$0.12	$0.28	$1.14
Aggregate intrinsic value of options exercised during the period	—	2	3
Aggregate fair value of options vested during the period	—	35	84
Stock-based compensation expense related to stock option awards recorded for the Successor period from February 5, 2016 through December 31, 2016, the year ended December 31, 2017 and the six months ended June 30, 2018 (unaudited) was immaterial. The unrecognized stock-based compensation expense related to unvested stock options and subject to recognition in future periods was approximately $0.3 million and $1.3 million as of December 31, 2017 and June 30, 2018 (unaudited), respectively. We expect to recognize this expense over weighted average periods of approximately 3.8 years and 3.3 years at December 31, 2017 and June 30, 2018 (unaudited), respectively.

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

Restricted Stock
The following table summarizes information about employee restricted stock activity subject to vesting under the 2016 Plan:

Number of Shares Outstanding
Unvested balances at February 5, 2016	—
Restricted stock granted and issued	7,487,454
Restricted stock vested	—
Restricted stock repurchased - unvested shares	(14,000)
Unvested balances at December 31, 2016	7,473,454
Restricted stock granted and issued	356,000
Restricted stock vested	(1,466,994)
Restricted stock repurchased - unvested shares	(573,059)
Unvested balances at December 31, 2017	5,789,401
Restricted stock granted and issued (unaudited)	820,500
Restricted stock vested (unaudited)	(1,336,434)
Restricted stock repurchased - unvested shares (unaudited)	(86,433)
Unvested balances at June 30, 2018 (unaudited)	5,187,034
Restricted stock is purchased at fair market value by the employee and Class B Common Stock is issued at the date of grant. The weighted-average grant date fair market value of Class B Common Stock was $0.27 per share, $0.67 per share and $2.10 per share for the period of February 5, 2016 to December 31, 2016, the year ended December 31, 2017 and the six months ended June 30, 2018 (unaudited), respectively. Restricted stock is subject to certain restrictions, such as vesting and a repurchase right. The Class B Common Stock acquired by the employee is restricted stock because vesting is conditioned upon (i) continued employment through the applicable vesting date and (ii) for employees at the level of vice president and above, the achievement of certain financial performance targets determined by the board of directors. The restricted stock is subject to repurchase in the event the stockholder ceases to be employed or engaged (as applicable) by the Company for any reason or in the event of a change of control or due to certain regulatory burdens. As the restricted stock is purchased at fair market value at the time of grant, there is no stock-based compensation expense recognized related to these awards. The related liability for unvested shares is included in other long-term liabilities on the consolidated balance sheet and was $2.0 million, $1.7 million and $3.0 million as of December 31, 2016 , December 31, 2017 and June 30, 2018 (unaudited), respectively.
Predecessor
Common Stock and Preferred Stock
As set by its certificate of incorporation, Predecessor had authorized capital stock of 133,000,000 shares with a par value of $0.001 per share, comprised of 123,000,000 shares of common stock and 10,000,000 shares of preferred stock prior to the Take Private.
Predecessor Stock Plans
Our Predecessor Stock Plans included our Amended and Restated Stock Incentive Plan, or 2005 Stock Plan, our 2008 Equity Incentive Plan, or 2008 Stock Plan, and our 2015 Performance Incentive Plan, or 2015 Stock Plan. Our ability to grant any future equity awards under the 2015 Plan terminated in February 2016 following the consummation of the Take Private.

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

As a result of the Take Private, all outstanding stock option awards granted under our Predecessor Stock Plans, whether vested or unvested, were cancelled and converted into the right to receive the per share price of $60.10 less the applicable exercise price per share and applicable withholding taxes.
All outstanding restricted stock units, or RSUs, granted under the 2008 Plan, other than those RSUs granted to certain of our management team members, vested in full and were converted into the right to receive the per share price less applicable withholding taxes. The vesting of the RSUs held by certain of our officers (excluding those RSUs issued under the 2015 Plan) accelerated by 50% at the Take Private, and these vested RSUs were cancelled and converted into the right to receive the per share price less applicable withholding taxes. The remaining unvested RSUs held by such officers and all RSUs issued under our 2015 Plan were cancelled and converted into the right to receive the per share price less applicable withholding taxes shortly after those RSUs would have vested based on the underlying original RSU vesting schedule and subject to continued employment of the holders of those RSUs. See Note 16. Commitments and Contingencies for further discussion of the Successor Take Private deferred stock payments related to the Predecessor awards not subject to accelerated vesting.
For the period from January 1, 2016 through February 4, 2016, we recognized stock-based compensation expense of $87.8 million, of which $80.3 million related to the acceleration of stock awards at the Take Private.
Additional information regarding options follows (in thousands except for per share amounts):

Period From January 1 Through February 4, 2016
Weighted-average grant date fair value per share of options granted during the period	$—
Aggregate intrinsic value of options exercised during the period	1,584
Aggregate fair value of options vested during the period	3,702
The aggregate fair value of restricted stock units vested during the period from January 1, 2016 through February 4, 2016 was $88.8 million. For restricted stock units granted, the number of shares issued on the date the restricted stock units vest is generally net of the minimum statutory withholding requirements that we pay in cash to the appropriate taxing authorities on behalf of our employees. We withheld and retired approximately 40,000 shares to satisfy $2.3 million of employees’ tax obligations for the period from January 1, 2016 through February 4, 2016. These shares are treated as common stock repurchases in our consolidated financial statements.

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

12. Net Loss Per Share
A reconciliation of the number of shares in the calculation of basic and diluted loss per share follows:

	Predecessor	Successor		Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2017	2017	2018

		(in thousands)		(unaudited)
Basic net loss per share
Numerator:
Net loss	$(71,811)	$(262,594)	$(83,866)	$(45,742)	$(86,925)
Accretion of dividends on Class A common stock	—	(217,904)	(268,007)	(129,941)	(142,013)
Net loss available to common stockholders	$(71,811)	$(480,498)	$(351,873)	$(175,683)	$(228,938)
Denominator:
Weighted-average Class B common shares outstanding used in computing basic net loss per share	71,989	96,465	100,433	100,112	101,832
Diluted net loss per share
Numerator:
Net loss available to common stockholders	$(71,811)	$(480,498)	$(351,873)	$(175,683)	$(228,938)
Denominator:
Weighted-average shares used in computing basic net loss per share	71,989	96,465	100,433	100,112	101,832
Add options and restricted stock units to purchase common stock	—	—	—	—	—
Weighted-average shares used in computing diluted net loss per share	71,989	96,465	100,433	100,112	101,832
The following weighted average outstanding shares of common stock equivalents were excluded from the computation of the diluted net loss per share attributable to common stockholders for the periods presented because their effect would have been anti-dilutive or for which the performance condition had not been met at the end of the period:

	Predecessor	Successor		Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2017	2017	2018

		(in thousands)		(unaudited)
Convertible Class A common stock on an as if converted basis
Stock options to purchase common stock	659	493	1,635	1,353	2,343
Performance-based stock options to purchase common stock	—	5	105	86	295
Non-vested restricted stock incentive awards	16	1,524	3,565	3,704	3,192
Performance-based non-vested restricted stock incentive awards	—	965	2,527	2,774	1,784
Total anti-dilutive shares	675	2,987	7,832	7,917	7,614
Class A Common Stock is not included in the basic or diluted earnings (loss) per share calculations as it is contingently convertible upon a future event. The calculation of diluted earnings per share requires us to make certain

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

assumptions related to the use of proceeds that would be received upon the assumed exercise of stock options.
Unaudited Pro Forma Net Loss Per Share
Immediately prior to the completion of this proposed initial public offering, we will convert each outstanding share of our Class A Common Stock into a number of shares of common stock equal to the result of the liquidation value of such share of Class A Common Stock, divided by the initial public offering price per share of our common stock in this offering. The unaudited pro forma net loss per share data included below has been prepared assuming the conversion of all outstanding shares of the Class A Common Stock into              shares of common stock. The unaudited pro forma net loss per share for the year ended December 31, 2017 and the six months ended June 30, 2018 presented assumes conversion of all of our outstanding shares of redeemable convertible Class A Common Stock into shares of our common stock as of the beginning of the period.

	Year Ended December 31,	Six Months Ended June 30,
	2017	2018

	(in thousands)
	(unaudited)
Numerator:
Net loss	$(83,866)	$(86,925)
Accretion of dividends on Class A common stock	(268,007)	(142,013)
Net loss used in computing pro forma net loss per share	$(351,873)	$(228,938)
Denominator:
Weighted-average shares used in computing basic and diluted loss per share	100,433	101,832
Weighted-average pro forma adjustment to reflect assumed conversion of redeemed convertible Class A Common Stock
Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted

Pro forma net loss per share attributable to common stockholders, basic and diluted
13. Employee Benefit Plan
In October 2008, we established a 401(k) matching program for all eligible employees. We, as sponsor of the plan, use an independent third party to provide administrative services to the plan. We have the right to terminate the plan at any time. Employees are fully vested in all contributions to the plan. Our expense related to the plan was as follows:

	Predecessor	Successor		Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2017	2017	2018

		(in thousands)		(unaudited)
Employee benefit plan expense	$1,866	$2,145	$4,299	$2,134	$2,305
14. Related Party Transactions
There were no significant related party transactions for the Predecessor period from January 1, 2016 through February 4, 2016.

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

Management Fee Agreement with Silver Lake Management, Thoma Bravo and TB Partners - Successor
On February 5, 2016, we entered into a Management Fee Agreement with Silver Lake Management Company IV, L.L.C. (Silver Lake Management), Thoma Bravo, LLC (Thoma Bravo) and Thoma Bravo Partners XI, L.P. (TB Partners and, collectively with Silver Lake Management and Thoma Bravo, the Managers), pursuant to which the Managers will provide business and organizational strategy and financial and advisory services. Under the Management Fee Agreement, we pay to the Managers quarterly payments of $2.5 million in the aggregate, plus fees for certain corporate transactions in the Managers’ discretion. Each payment of fees under the Management Fee Agreement will be allocated among the Managers as follows: 50% to Silver Lake Management, 40.73% to Thoma Bravo and 9.27% to TB Partners. We also reimburse each of the Managers for all out-of-pocket costs incurred in connection with activities under the Management Fee Agreement, and we indemnify the Managers and their respective related parties from and against all losses, claims, damages and liabilities related to the performance of the Managers obligations under the Management Fee Agreement.
The Management Fee Agreement terminates on February 5, 2023 unless earlier terminated. The Managers, acting together, may terminate the Management Fee Agreement upon 30 days’ advance written notice to us. In the event of willful misconduct, bad faith, gross negligence or fraud by a Manager or their affiliates in the course of performing services, we may terminate the Management Fee Agreement solely with respect to the defaulting manager, in which case the non-defaulting managers would be entitled to 100% of future management fees proportionately based on their relative initial percentages. The Management Fee Agreement terminates upon the consummation of an IPO.
The following table details the management fees for the respective periods:

	Successor		Successor
	Period From February 5 Through December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2017	2017	2018

	(in thousands)		(unaudited)
Silver Lake Management	$4,519	$5,000	$2,500	$2,500
Thoma Bravo	3,681	4,073	2,036	2,036
TB Partners	838	927	464	464
	$9,038	$10,000	$5,000	$5,000

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

15. Income Taxes
U.S. and international components of loss before income taxes were as follows:

	Predecessor	Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	Year Ended December 31,
	2016	2016	2017
		(in thousands)
U.S.	$(107,749)	$(255,846)	$(13,857)
International	(17,218)	(103,399)	(47,611)
Loss before income taxes	$(124,967)	$(359,245)	$(61,468)
Income tax expense (benefit) was composed of the following:

	Predecessor	Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	Year Ended December 31,
	2016	2016	2017
		(in thousands)
Current:
Federal	$(33,958)	$9,831	$118,909
State	—	579	455
International	(1,343)	605	1,009
	(35,301)	11,015	120,373
Deferred:
Federal	(11,155)	(92,602)	(90,498)
State	(2,771)	(967)	79
International	(3,929)	(14,097)	(7,556)
	(17,855)	(107,666)	(97,975)
	$(53,156)	$(96,651)	$22,398
The difference between the income tax expense (benefit) derived by applying the federal statutory income tax rate to our income (loss) before income taxes and the amount recognized in our consolidated financial statements is as follows:

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

	Predecessor	Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	Year Ended December 31,
	2016	2016	2017
		(in thousands)
Expense (benefit) derived by applying the federal statutory income tax rate to income (loss) before income taxes	$(43,739)	$(125,736)	$(21,514)
State taxes, net of federal benefit	(1,801)	(241)	297
Permanent items	3,145	1,819	(613)
Impact of the Tax Act
One-time transition tax	—	—	130,802
Rate change	—	—	(91,545)
Domestic production activity benefit	(308)	—	(3,794)
Research and experimentation tax credits	(2,199)	329	(270)
Withholding tax	—	3,951	—
Net operating loss carryback	3,872	—	—
Stock-based compensation	(14,076)	—	—
Effect of foreign operations	1,950	23,227	9,035
	$(53,156)	$(96,651)	$22,398
The Tax Act reduces the U.S. federal corporate tax rate from 35% to 21%, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that have not been taxed previously in the U.S., and creates new taxes on certain foreign sourced earnings. We are required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, re-measuring our U.S. deferred tax assets and liabilities as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Due to the timing of the enactment and the complexity involved in applying the provisions of the Tax Act, the Company made reasonable estimates of the effects and recorded provisional amounts in our consolidated financial statements for the year ended December 31, 2017. We have recognized a provisional income tax charge of $35.5 million, which is included as a component of income tax expense from continuing operations.
Included in the provisional amount is a one-time transition tax of $130.8 million on the Company’s accumulated foreign earnings. The Company has elected to pay the related liability due to this transition tax of $120.8 million over eight years. This income tax expense was partially offset by $91.5 million related to the re-measurement of the Company’s deferred tax assets and liabilities at the revised U.S. statutory rates.
As the Company collects and prepares the necessary data, interprets the Tax Act and reviews any additional guidance issued by the U.S. Treasury Department, state taxation authorities and other standard-setting bodies, the Company may make adjustments to the provisional amounts noted above which may materially impact its provision for income taxes from continuing operations in the period in which the adjustments are made. The accounting for the tax effects of the Tax Act will be completed in 2018.
We will continue to make and refine our calculations as additional analysis is completed. Our estimates may also be affected as we gain a more thorough understanding of the tax law.

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

The components of the net deferred tax amounts recognized in the accompanying consolidated balance sheets were:

	December 31,
	2016	2017

	(in thousands)
Deferred tax assets:
Allowance for doubtful accounts	$235	$201
Accrued expenses	7,679	4,323
Net operating loss	91,441	47,631
Foreign royalty	489	—
Research and experimentation credits	8,301	2,177
Other credits	2,834	2,920
Total deferred tax assets	110,979	57,252
Valuation allowance	—	(1,811)
Deferred tax assets, net of valuation allowance	110,979	55,441
Deferred tax liabilities:
Property and equipment	6,058	11,891
Prepaid expenses	1,732	1,230
Deferred revenue	3,660	101
Debt costs	33,813	14,917
Foreign royalty	—	714
Intangibles	328,660	189,686
Total deferred tax liabilities	373,923	218,539
Net deferred tax liability	$(262,944)	$(163,098)
The Tax Act reduces the U.S. statutory corporate tax rate from 35% to 21% for our tax years beginning in 2018, which resulted in the re-measurement of the federal portion of our deferred tax assets and liabilities as of December 31, 2017 from 35% to the new 21% tax rate. At December 31, 2016 and 2017, we had net operating loss carry forwards for U.S. federal income tax purposes of approximately $162.5 million and $91.5 million, respectively, of which $61.7 million and $4.3 million, respectively, are limited due to IRC Section 382 limitations. These U.S. federal net operating losses are available to offset future U.S. federal taxable income, and begin to expire at various dates from 2021 through 2036.
At December 31, 2016 and 2017, we had net operating loss carry forwards for certain state income tax purposes of approximately $118.5 million and $103.7 million, respectively, some of which are limited due to IRC Section 382. These state net operating losses are available to offset future state taxable income, and begin to expire in 2031.
At December 31, 2016 and 2017, we had foreign net operating loss carry forwards of approximately $85.0 million and $100.5 million, respectively, which are available to offset future foreign taxable income, and begin to expire in 2019.
At December 31, 2016 and 2017, we had research and experimentation tax credit carry forwards of approximately $7.3 million and $0.7 million, respectively, which are available to offset future U.S. federal income tax. These U.S. federal tax credits begin to expire in 2027.
We received a corporate income tax holiday in the Philippines which expired in 2017. We anticipate an extension of the corporate tax holiday through 2018. The income tax benefit attributable to this holiday is insignificant as of December 31, 2017.
We establish valuation allowances when necessary to reduce deferred tax assets to amounts expected to be realized.

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

There was no valuation allowance at December 31, 2016. As of December 31, 2017, we have recorded a valuation allowance of $1.8 million. The valuation allowance is all related to the deferred tax assets of a Canadian subsidiary.
The Tax Act imposes a mandatory transition tax on accumulated foreign earnings as of December 31, 2017. Effective January 1, 2018, the Tax Act creates a new territorial tax system in which we will recognize the tax impact of including certain foreign earnings in U.S. taxable income as a period cost. Although accumulated foreign earnings have been subject to U.S. tax as of December 31, 2017, and future foreign earnings will be subject to a new territorial tax system, we intend to indefinitely reinvest all foreign earnings. Therefore, we have not recognized deferred income taxes for local country income and withholding taxes that could be incurred on distributions of certain foreign earnings or for outside basis differences in our subsidiaries.
Gross unrecognized tax benefits, all of which, if recognized, would affect our effective tax rate were as follows:

	Predecessor	Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	Year Ended December 31,
	2016	2016	2017
		(in thousands)
Gross unrecognized tax benefits	$17,631	$22,888	$19,504
Our policy is to include interest and penalties related to unrecognized tax benefits as a component of income tax expense. At December 31, 2016 and 2017, we had accrued interest and penalties related to unrecognized tax benefits of approximately $2.2 million and $3.0 million, respectively.
The aggregate changes in the balance of our gross unrecognized tax benefits, excluding accrued interest, were as follows:

	Predecessor	Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	Year Ended December 31,
	2016	2016	2017
		(in thousands)
Balance, beginning of year	$16,370	$17,631	$22,888
Increases for tax positions related to the current year	1,335	4,421	502
Decreases for tax positions related to the current year	—	—	(715)
Increases for tax positions related to prior years	230	836	—
Decreases for tax positions related to prior years	(304)	—	(3,171)
Reductions due to lapsed statute of limitations	—	—	—
Balance, end of year	$17,631	$22,888	$19,504
We do not believe that it is reasonably possible that our unrecognized tax benefits will significantly change in the next twelve months.
We file U.S., state and foreign income tax returns in jurisdictions with varying statutes of limitations. The 2011 through 2016 tax years generally remain open and subject to examination by federal tax authorities. The 2010 through 2016 tax years generally remain open and subject to examination by the state tax authorities and foreign tax authorities. The review of the 2014 tax year by the Revenue Commissioners of Ireland concluded in 2017 with no adjustments. We are currently under examination by the IRS for the tax years 2011 and 2012. The audit of the 2015 tax year by the

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

Indian Tax Authority was concluded with no adjustments. We are still under audit by the Indian Tax Authority for the 2014 and 2016 tax years. We are currently under audit by the California Franchise Tax Board for the 2012 through 2014 tax years. We were notified in December 2017 that the Swiss Tax Authorities would audit the 2014 through 2016 tax years. This audit concluded in April 2018 with no adjustments. The audit of the 2012 through 2014 tax years by the Texas Comptroller of Public Accounts concluded in 2017 with no adjustments. We are not currently under audit in any other taxing jurisdictions.
On July 27, 2015, in Altera Corp. v. Commissioner, the U.S. Tax Court issued an opinion related to the treatment of stock-based compensation expense in an intercompany cost-sharing arrangement. A final decision has yet to be issued by the U.S. Tax Court. At this time, the U.S. Department of the Treasury has not withdrawn the requirement to include stock-based compensation from its regulations. Due to the uncertainty surrounding the status of the current regulations, questions related to the scope of potential tax benefits, and the risk of the U.S. Tax Court’s decision being overturned upon appeal, we have not recorded any tax benefit as of December 31, 2017 of excluding stock based compensation from our cost sharing agreement. We will continue to monitor ongoing developments and potential impacts to our consolidated financial statements.
16. Commitments and Contingencies
Leases
We lease our offices and do not own any real estate. Our corporate headquarters is located in Austin, Texas and currently consists of approximately 348,000 square feet. We also lease office space domestically and internationally in various locations for our operations, including facilities located in Edinburgh, United Kingdom; Brno, Czech Republic; San Francisco, California; Singapore; Cork, Ireland; Durham, North Carolina; and Ottawa, Canada.
At December 31, 2017, future minimum lease payments under non-cancellable operating leases were as follows:

Minimum Lease Payments
(in thousands)
2018	$16,607
2019	16,483
2020	16,066
2021	14,846
2022	13,916
Thereafter	66,131
Total minimum lease payments	$144,049
Rent expense was as follows:

	Predecessor	Successor		Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	Year Ended December 31,	Six Months Ended June 30,
	2016	2016	2017	2017	2018

		(in thousands)		(unaudited)
Rent expense	$1,088	$12,688	$16,298	$7,536	$9,035

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

Take Private Deferred Stock Payments - Successor
As a result of the Take Private, RSUs granted to certain of our management team members under the 2008 Plan and RSUs issued under our 2015 Plan not subject to accelerated vesting were cancelled and converted into the right to receive the Per Share Price of $60.10 less applicable withholding taxes shortly after those RSUs would have vested based on the underlying original RSU vesting schedule and subject to continued employment of the holders of those RSUs. See Note 11. Stockholders’ Deficit and Stock-Based Compensation for further discussion of Predecessor stock awards.
As of December 31, 2016, we had a liability for Take Private deferred stock payments recorded of $7.8 million, included in accrued liabilities and other, related to the future payment for service provided. For the Successor period ended December 31, 2016, we recognized $19.7 million of compensation expense and made cash payments of approximately $14.0 million to employees related to the deferred compensation.
As of December 31, 2017, we had a liability for Take Private deferred stock payments recorded of $2.8 million, included in accrued liabilities and other, related to the future payment for service provided. For the year ended December 31, 2017, we recognized $7.5 million of compensation expense and made cash payments of approximately $12.5 million to employees related to the deferred compensation. We expect to pay approximately $8.1 million through the year 2020. The expected future payment may differ from actual payment amounts due to future employee terminations.
As of June 30, 2018 (unaudited), we had a liability for Take Private deferred stock payments recorded of $2.0 million , included in accrued liabilities and other, related to the future payment for service provided. For the six months ended June 30, 2018 (unaudited), we recognized $1.6 million of compensation expense and made cash payments of approximately $2.5 million to employees related to the deferred compensation.
Legal Proceedings
From time to time, we have been and may be involved in various legal proceedings arising in our ordinary course of business. In the opinion of management, resolution of any pending claims (either individually or in the aggregate) is not expected to have a material adverse impact on our consolidated financial statements, cash flows or financial position and it is not possible to provide an estimated amount of any such loss. However, the outcome of disputes is inherently uncertain. Therefore, although management considers the likelihood of such an outcome to be remote, an unfavorable resolution of one or more matters could materially affect our future results of operations or cash flows, or both, in a particular period.
17. Operating Segments and Geographic Information
We operate as a single segment. Our chief operating decision-maker is considered to be our Chief Executive Officer. The chief operating decision-maker allocates resources and assesses performance of the business at the consolidated level.
The authoritative guidance for disclosures about segments of an enterprise establishes standards for reporting information about operating segments. It defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. Our Chief Executive Officer manages the business as a multi-product business that utilizes its model to deliver software products to customers regardless of their geography or IT environment. Operating results including new license and subscription sales, maintenance renewals and discrete financial information are reviewed at the consolidated entity level for purposes of making resource allocation decisions and for evaluating financial performance. Accordingly, we considered ourselves to be in a single operating and reporting segment structure.

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

We based revenue by geography on the shipping address of each customer. Other than the United States, no single country accounted for 10% or more of our total revenues during these periods. The following tables set forth revenue and net long-lived assets by geographic area:

	Predecessor	Successor
	Period From January 1 Through February 4,	Period From February 5 Through December 31,	Year Ended December 31,
	2016	2016	2017
		(in thousands)
Revenue
United States, country of domicile	$31,797	$268,426	$459,701
International	15,530	153,668	268,316
Total revenue	$47,327	$422,094	$728,017

	December 31,
	2016	2017

	(in thousands)
Long-lived assets, net
United States, country of domicile	$24,399	$20,986
Switzerland	2,759	3,941
All other international	10,067	9,282
Total long-lived assets, net	$37,225	$34,209
18. Quarterly Results of Operations
The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the quarters indicated. The information for each quarter has been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus, and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus.

	Three months ended,
	Sep. 30, 2016	Dec. 31, 2016	Mar. 31, 2017	June 30, 2017	Sep. 30, 2017	Dec. 31, 2017	Mar. 31, 2018	June 30, 2018

	(in thousands, except per share data)
				(unaudited)
Revenue	$132,750	$154,265	$165,125	$175,441	$189,112	$198,339	$196,913	$201,718
Gross profit	76,551	97,246	108,677	117,932	130,409	139,268	135,707	140,043
Loss before income taxes	(97,412)	(80,384)	(52,781)	(2,375)	(1,418)	(4,894)	(68,267)	(38,577)
Net income (loss)	(68,781)	(62,762)	(43,738)	(2,004)	1,637	(39,761)	(59,910)	(27,015)
Net loss available to common stockholders	(131,099)	(126,629)	(107,640)	(68,043)	(66,627)	(109,563)	(129,745)	(99,193)
Basic loss per share	$(1.32)	$(1.27)	$(1.08)	$(0.68)	$(0.66)	$(1.09)	$(1.28)	$(0.97)
Diluted loss per share	$(1.32)	$(1.27)	$(1.08)	$(0.68)	$(0.66)	$(1.09)	$(1.28)	$(0.97)
Shares used in computation of basic loss per share	99,120	99,351	99,817	100,404	100,759	100,737	101,644	102,018
Shares used in computation of diluted loss per share	99,120	99,351	99,817	100,404	100,759	100,737	101,644	102,018

SolarWinds North America, Inc. (Predecessor, formerly SolarWinds, Inc.)
and SolarWinds Corporation (Successor, formerly SolarWinds Parent, Inc.)
Notes to Consolidated Financial Statements - (Continued)

19. Subsequent Events
We have evaluated subsequent events through August 7, 2018 , the date the unaudited interim consolidated financial statements were issued.

SOLARWINDS NORTH AMERICA, INC. (PREDECESSOR, FORMERLY SOLARWINDS, INC.)
SOLARWINDS CORPORATION (SUCCESSOR, FORMERLY SOLARWINDS PARENT, INC.)
FINANCIAL STATEMENT SCHEDULE
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

	Beginning Balance	Additions (Charge to Expense)	Deductions (Write-offs, net of Recoveries)	Ending Balance
Allowance for doubtful accounts, customers and other:
Predecessor period ended February 4, 2016	$649	$64	$45	$668
Successor period ended December 31, 2016	—	1,713	711	1,002
Year ended December 31, 2017	1,002	2,489	1,426	2,065
Six months ended June 30, 2018 (unaudited)	2,065	1,165	643	2,587

Tax valuation allowances:
Predecessor period ended February 4, 2016	$—	$—	$—	$—
Successor period ended December 31, 2016	—	—	—	—
Year ended December 31, 2017	—	1,811	—	1,811
Six months ended June 30, 2018 (unaudited)	1,811	—	—	1,811

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
The following table sets forth all expenses to be paid by the registrant, other than underwriting discounts and commissions, upon the completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

Amount to Be Paid
SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*
Total	$	*

*	To be filed by amendment
Item 14. Indemnification of Directors and Officers
The registrant is incorporated under the laws of the State of Delaware. Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.
The registrant’s charter and bylaws provide for the indemnification of its directors and officers to the fullest extent permitted under the DGCL.
Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.
The registrant’s charter includes such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the registrant upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the registrant.
Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.
The registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the DGCL and also to provide for certain additional procedural protections. The registrant also maintains directors and officers insurance to insure such persons against certain liabilities.
These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.
The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.
Item 15. Recent Sales of Unregistered Securities
In the three years preceding the filing of this registration statement, the Company has sold and issued the following unregistered securities:
Class A Stock and Class B Stock Issuances
In multiple closings in February through May 2016, we sold an aggregate of 2,652,634 shares of our Class A common stock at a purchase price of $1,000 per share and an aggregate of 99,021,691 shares of our Class B common stock at a purchase price of $0.2706 per share, for an aggregate purchase price of approximately $2.7 billion.
In multiple closings in August 2016 through October 2017, we sold shares of Class A common stock and Class B common stock to certain of our employees through our co-investment program. In multiple closings in August through December 2016, we sold an aggregate of 8,965 shares of our Class A common stock at a purchase price of $1,000 per share and an aggregate of 334,643 shares of our Class B common stock at a purchase price of $0.2706 per share, for an aggregate purchase price of approximately $9.06 million. In May 2017, we sold an aggregate of 29.7 shares of our Class A common stock at a purchase price of $1,000 per share and an aggregate of 536 shares of our Class B common stock at a purchase price of $0.56 per share, for an aggregate purchase price of approximately $30,000. In October 2017, we sold an aggregate of 45 shares of our Class A common stock at a purchase price of $1,000 per share and an aggregate of 608 shares of our Class B common stock at a purchase price of $0.74 per share, for an aggregate purchase price of approximately $45,000.
For additional information regarding the foregoing issuances, see “Certain Relationships and Related Party Transactions—Sale of Class A Stock and Common Stock.”

Stock Option and Restricted Stock Issuances
We have granted to our employees, consultants and other service providers options to purchase an aggregate of 3,641,600 shares of our common stock under our 2016 Plan at exercise prices ranging from $0.2706 to $2.10 per share.
From April 2017 to March 2018, we issued an aggregate of 6,200 shares of common stock to employees, consultants and directors upon exercise of stock options under the 2016 Plan, for an aggregate consideration of approximately $1,700.
From August 2016 to April 2018, we issued an aggregate of 8,663,954 shares of restricted common stock to employees, consultants and directors pursuant to restricted stock awards under our 2016 Plan at purchase prices ranging from $0.2706 to $2.10 per share, for an aggregate consideration of approximately $4.0 million.
For additional information regarding the foregoing issuances, see “Certain Relationships and Related Party Transactions—Grants of Equity Awards.”
Class A Common Stock and Class B Common Stock Repurchases
From December 2016 to June 2018, we repurchased an aggregate of 644 shares of our Class A common stock and 779,908 shares of our Class B common stock from former employees, for an aggregate consideration of approximately $1.0 million.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The registrant believes the offers, sales and issuances of the above securities were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder) because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.
Item 16. Exhibits and Financial Statement Schedules
(a) Exhibits.
The registrant has filed the exhibits listed on the accompanying Exhibit Index of this Registration Statement.
(b) Financial Statement Schedules.
The following financial statement schedule should be read in conjunction with the consolidated financial statements as part of this Prospectus:

•	Schedule II - Valuation and Qualifying Accounts
Other than the above listed schedule, all financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.
Item 17. Undertakings
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Exhibit Title
1.1*	Form of Underwriting Agreement
2.1**	Share Purchase Agreement, dated as of May 8, 2016, among Project Lake Holdings, Ltd., SolarWinds Holdings, Inc., LOGICnow Holding S.à r.l., and LOGICnow Holdings Ltd.
3.1**	Amended and Restated Certificate of Incorporation of the registrant, as currently in effect
3.1.1**	Certificate of Amendment to Amended and Restated Certificate of Incorporation of the registrant, as currently in effect
3.1.2**	Second Certificate of Amendment to Amended and Restated Certificate of Incorporation of the registrant
3.2*	Form of Second Amended and Restated Certificate of Incorporation to be in effect immediately prior to the completion of this offering
3.3**	Bylaws of the registrant, as currently in effect
3.4*	Amended and Restated Bylaws of the registrant to be adopted immediately prior to the completion of this offering
4.1**	Stockholders’ Agreement, dated as of February 5, 2016, by and among the registrant and certain stockholders named therein
4.2*	Form of Amended and Restated Stockholders’ Agreement to be entered into by the registrant and certain of its stockholders immediately prior to the completion of this offering
4.3**	Registration Rights Agreement, dated as of February 5, 2016, by and among the registrant and certain stockholders named therein
5.1*	Opinion of DLA Piper LLP (US)
10.1**
First Lien Credit Agreement, dated as of February 5, 2016, by and among SolarWinds Holdings, Inc., as borrower, SolarWinds Intermediate Holdings I, Inc., the other guarantors party thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, Goldman Sachs Lending Partners LLC, Credit Suisse Securities (USA) LLC, Macquarie Capital (USA) Inc. and Nomura Securities International, Inc., as joint lead arrangers and joint bookrunners, Goldman Sachs Lending Partners LLC, as syndication agent, and Goldman Sachs Lending Partners LLC, as documentation agent

10.1.1**
Amendment No. 1 to First Lien Credit Agreement, dated as of May 27, 2016, by and among SolarWinds Holdings, Inc., as borrower, SolarWinds Intermediate Holdings I, Inc., the other guarantors party thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent, and the lenders party thereto

10.1.2**
Amendment No. 2 to First Lien Credit Agreement, dated as of August 18, 2016, by and among SolarWinds Holdings, Inc., as borrower, SolarWinds Intermediate Holdings I, Inc., the other guarantors party thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent, and the lenders party thereto

10.1.3**
Amendment No. 3 to First Lien Credit Agreement, dated as of February 21, 2017, by and among SolarWinds Holdings, Inc., as borrower, SolarWinds Intermediate Holdings I, Inc., the other guarantors party thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent, and the lenders party thereto

10.1.4**
Amendment No. 4 to First Lien Credit Agreement, dated as of March 15, 2018, by and among SolarWinds Intermediate Holdings I, Inc., SolarWinds Holdings, Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent, and the lenders party thereto

10.2**
Second Lien Credit Agreement, dated as of March 15, 2018, by and among SolarWinds Holdings I, Inc., SolarWinds Holdings, Inc., the other guarantors party thereto, Wilmington Trust, National Association, as administrative agent, and the other lenders party thereto

10.3**
Management Fee Agreement, dated as of February 5, 2016, among the registrant, SolarWinds Intermediate Holdings II, Inc., SolarWinds Intermediate Holdings I, Inc., SolarWinds Holdings, Inc., SolarWinds MSP Holdings Limited, SolarWinds International Holdings, Ltd., SolarWinds, Inc., Silver Lake Management Company IV, L.L.C., Thoma Bravo, LLC and Thoma Bravo Partners XI, L.P.

10.4**	Form of Indemnification Agreement between the registrant and each of its directors and executive officers
10.5**	SolarWinds Corporation Equity Plan, dated as of June 24, 2016, and forms of agreement thereunder
10.6*	SolarWinds Corporation 2018 Equity Incentive Plan, adopted , 2018, and forms of agreement thereunder
10.7**	Second Amended and Restated Employment Agreement, dated as of September 30, 2016, between SolarWinds, Inc. and Kevin B. Thompson
10.8**	Amended and Restated Employment Agreement, dated as of April 27, 2016, between SolarWinds Worldwide, LLC and J. Barton Kalsu
10.9**	Employment Agreement, dated as of October 15, 2015, between SolarWinds Worldwide, LLC and David Gardiner
10.9.1**	Amendment to Employment Agreement, dated as of April 27, 2016, between SolarWinds Worldwide, LLC and David Gardiner
10.9.2**	Letter of Assignment (2017–2018), dated as of July 1, 2017, between SolarWinds Worldwide, LLC and David Gardiner
10.10	Form of Bonus Plan of the registrant
21.1**	List of subsidiaries of the registrant
23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
23.2*	Consent of DLA Piper LLP (US) (included in Exhibit 5.1)
23.3	Consent of Compass Intelligence, LLC
24.1*	Power of Attorney (see the signature page to this Registration Statement on Form S-1)

*	To be filed by amendment

**	Previously submitted

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Austin, Texas, on                     , 2018.

SOLARWINDS CORPORATION

By:
Kevin B. Thompson President and Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Kevin B. Thompson, J. Barton Kalsu and Jason W. Bliss, and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

SolarWinds Corporation

Signature	Title	Date

President and Chief Executive Officer and Director (Principal Executive Officer)
Kevin B. Thompson

Chief Financial Officer (Principal Financial and Accounting Officer)
J. Barton Kalsu

Director
Seth Boro

Director
Marcel Bernard

Director
James Lines

Director
Ken Hao

Director
Mike Bingle

Director
Jason White